BlueBay
asset management

07022384

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

File No: 82-35048

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 6 2007
WASH, D.C. 210

SUPPL

22nd March 2007

By Courier

Ladies and Gentlemen

RE: BlueBay Asset Management plc

On behalf of BlueBay Asset Management plc (the "Company"), a company incorporated under the laws of the United Kingdom, we herewith submit information with respect to the Company as required by subparagraph (b) (1) (iii) of Rule 12g3-2 (b) under the Securities Act of 1934.

Information Furnished

Please find attached hereto as Appendix A a list of the information the Company made public, filed or distributed since the record date of the information the Company provided in connection with its initial submission (i.e., since 9th November 2006). Please also find enclosed copies of the documents referred to in Appendix A.

The information and documents being furnished hereby are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

Can you please acknowledge receipt by stamping and returning the enclosed copy of this letter in the envelope provided for your convenience.

PROCESSED
APR 1 1 2007
THOMSON
FINANCIAL

B

4/9

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours faithfully

James Brace
General Counsel
BlueBay Asset Management plc
Times Place
45 Pall Mall
London
SW1Y 5JG

Tel: 020 7389 3604
Fax: 020 7930 7400

Email: jbrace@bluebayinvest.com

www.bluebayinvest.com

APPENDIX A

MATERIAL MADE PUBLIC, FILED OR DISTRIBUTED BY THE COMPANY

FROM 9 NOVEMBER 2006 TO 21 MARCH 2007 (inclusive)

Press Release / Regulatory News Items

Title	Date of Release	Description
Press Release	11/17/2006	IPO Announcement
Regulatory News Item	11/21/2006	Over-allotment Option
Regulatory News Item	11/23/2006	Director/PDMR Shareholding
Regulatory News Item	11/23/2006	Holding(s) in Company
Regulatory News Item	11/23/2006	Holding(s) in Company
Regulatory News Item	11/23/2006	Director/PDMR Shareholding
Regulatory News Item	11/23/2006	Holding(s) in Company
Regulatory News Item	11/23/2006	Director/PDMR Shareholding
Regulatory News Item	11/23/2006	Director/PDMR Shareholding
Regulatory News Item	11/23/2006	Director/PDMR Shareholding
Regulatory News Item	11/23/2006	Holding(s) in Company
Regulatory News Item	11/23/2006	Director/PDMR Shareholding
Regulatory News Item	11/23/2006	Director/PDMR Shareholding
Regulatory News Item	11/23/2006	Holding(s) in Company
Regulatory News Item	11/23/2006	Holding(s) in Company
Regulatory News Item	11/23/2006	Holding(s) in Company
Regulatory News Item	11/23/2006	Holding(s) in Company
Regulatory News Item	11/24/2006	Holding(s) in Company
Regulatory News Item	11/24/2006	Holding(s) in Company
Regulatory News Item	11/28/2006	Holding(s) in Company
Regulatory News Item	11/28/2006	Holding(s) in Company
Regulatory News Item	11/28/2006	Holding(s) in Company
Regulatory News Item	12/07/2006	Voting Rights & Capital
Regulatory News Item	12/29/2006	Stabilisation Notice

Regulatory News Item	01/12/2007	Notice of Trading Statement
Regulatory News Item	01/16/2007	Trading Statement
Regulatory News Item	03/13/2007	Additional Adviser
Regulatory News Item	03/20/2007	Interim Results
Regulatory News Item	03/20/2007	Application for Block Listing

UK Companies House / FSA / UKLA Filings

Title	Stamp Date	Description
Posted to www.bluebayinvest.com	03/20/07	Interim Financial Presentation
Posted to www.bluebayinvest.com	03/20/07	Interim Financial results to 31st December 2006
UKLA Block Listing Application	03/16/07	Application for Block Listing
FSA Block Listing Application	03/16/07	Application for Block Listing
UKLA Filing	02/01/07	Issuer's Declaration
UK Companies House	02/07/07	Form 288a
UK Companies House	02/07/07	Form 288a
UK Companies House	02/07/07	Form 288b
UK Companies House	02/07/07	Form 88(2)
UK Companies House	02/07/07	Form 123
UK Companies House	02/07/07	Form 122
UK Companies House	02/07/07	Form 288a
UK Companies House	02/07/07	Form 288b
UK Companies House	02/07/07	Form 88(2)
UK Companies House	02/07/07	Form 123
UK Companies House	02/07/07	Form 122
UK Companies House	02/07/07	Written resolutions
UK Companies House	11/15/06	Certificate of Incorporation on Re-Registration of Private Company as a Public Company
UK Companies House	11/15/06	Company Balance Sheet
UK Companies House	11/15/06	Form 43(3)
UK Companies House	11/15/06	Memorandum of Association

UK Companies House	11/15/06	Independent Auditors' Report to Members of BlueBay Asset Management Limited
UK Companies House	11/15/06	Form 43(3)(e)
UK Companies House	11/30/06	363s Annual Return
UK Companies House	11/17/06	Prospectus

Blue
asset management

BlueBay Asset Management plc

Interim Report & Accounts

For the half year to

31 December 2006

Contents

Financial Highlights	3
Management Statement – half year review	4
Independent Review Report to BlueBay Asset Management plc	11
Group Income Statement	13
Group Balance Sheet	14
Group Statement of Changes in Shareholders' Equity	15
Group Cash Flow Statement	17
Group Notes to the Interim Financial Statements	18
Shareholder and Company Information	26

Registration number: 03262598

Financial Highlights

US$ 9.59 bn

Assets under management of US$9.59 billion as at 31st December 2006, up US$5.2 billion from 31st December 2005

+ 91%

Profit before tax up 91% to £29.2 million

+ 66%

Total fee revenue up 66% to £56.6 million

+ 77%

Net management fee income up 77% to £26.6 million

+ 57%

Performance fee income up 57% to £30.0 million

	Six months ended 31 December 2006	Six months ended 31 December 2005	Year to 30 June 2006
Assets under management	US$9.59bn	US$4.35bn	US$6.96bn
Net management fee income	£26.6m	£15.0m	£37.2m
Performance fee income	£30.0m	£19.1m	£38.8m
Profit before tax	£29.2m	£15.3m	£31.1m
Operating Margin	50.0%	43.8%	39.9%
Profit after tax	£20.0m	£10.7m	£21.6m

Management Statement – half year review

Business Overview

We are delighted to present the maiden interim results of BlueBay Asset Management plc (BlueBay) as a listed company for the six months ended 31 December 2006. BlueBay was admitted to the Official List of the UK Listing Authority on 22 November 2006.

BlueBay has made good progress in the first half of the financial year with profit before tax up 91.0% to £29.2 million compared to the six months to 31 December 2005. Total fee revenues increased by 66.1% to £56.6 million with a 77.4% increase in management fees to £26.6 million and a 57.2% increase in performance fees to £30.0 million. Diluted earnings per share increased by 11.1% from 9p to 10p.

Assets under Management

Assets under management increased during the six month period to 31 December 2006 by 37.8% to US$9.59 billion from their level at 30 June 2006 and by 121% from their level at 31 December 2005.

	AuM (US$ bn) as at			Six months ended 31 December 2006	
	31 December 2006	30 June 2006	31 December 2005	Net subscriptions (US$ bn)	Market appreciation (US$ bn)
Long/Short	3.62	2.80	2.42	0.57	0.24
Long-only	3.87	2.57	1.15	0.98	0.31
Structured Products	2.10	1.59	0.78	0.37	0.15
Total	9.59	6.96	4.35	1.93	0.70

Long/short assets under management increased by 29.1% to US$3.62 billion split between net subscriptions of US$572 million and net market appreciation of US$243 million. No new long/short products were launched during the period so all net subscriptions were made into existing products. These were particularly strong for the BlueBay Value Recovery Fund which attracted US$526 million of net subscriptions.

Long-only assets under management increased by 50.4% during the six month period to 31 December 2006 to US$3.87 billion split between net subscriptions of US$984 million and net market appreciation of US$314 million. Of the net subscriptions, US$650 million were made into BlueBay's long-only funds. Net inflows were particularly strong in the high yield (US$245 million) and emerging markets local currency (US$222 million) products. A new sub-fund, the BlueBay Emerging Market Select Bond Fund was launched in December 2006, attracting US$41 million of assets by 31 December 2006. We continue to accept segregated mandates selectively and only when we believe the investment mandate allows us to generate superior risk-adjusted returns to investors on a cost effective basis. Three new segregated mandates were added during the period, with total segregated mandates contributing US$334 million to the net subscriptions. All of these mandates were in investment grade, which established a three year track record during the current financial period.

Structured product assets under management increased by 32.7% during the six month period to 31 December 2006 to US$2.10 billion split between net subscriptions of US$369 million and net market appreciation of US$148 million. In conjunction with Goldman Sachs, BlueBay launched its first principal-protected long/short product, the Alpha Select Fund, which attracted net inflows of US$168 million during the period.

Looking across the major sub-asset classes managed by BlueBay, all three benefited from the strong net inflows with net subscriptions of US$560 million in investment grade products, US$447 million in emerging market products and US$918 million in high yield products.

Fund Performance

Fund performance for the calendar year 2006 was solid. Of the three flagship long/short funds the annual returns net of fees for 2006 were 17.6% for the BlueBay Emerging Market Total Return Fund, 15.4% for the BlueBay Value Recovery Fund (US$ share class) and 5.4% for the BlueBay Global Credit Fund.

For the long-only flagship funds the relative annual returns for the calendar year 2006 were 141 basis points ahead of the index for the BlueBay Investment Grade Bond Fund, 245 basis points ahead of the index for the BlueBay Emerging Market Bond Fund, 10 basis points behind the index for the BlueBay High Yield Bond Fund and 535 basis points ahead of the index for the BlueBay Emerging Markets Local Currency Fund.

Distribution

We have continued to focus on the broadening of BlueBay's geographic investor base with client wins across the Middle East and Australia during the six months to 31 December 2006. A new range of Funds designed for US taxable and non-taxable clients was launched at the end of 2006 and will provide capacity for the growth of our US business through our recently opened New York office (May 2006). As our investor base grows we are seeing greater diversification across our institutional investors and continued interest in our products from existing and new distribution channels.

Employees

We remain committed to the principle of wide employee equity ownership. Immediately after the listing, employees owned 58% of the issued share capital of BlueBay, some of which are subject to certain vesting conditions. As part of the compensation round at the end of 2006, a Share Incentive Programme (SIP) was offered to all permanent employees based in the UK. BlueBay extended the deferred bonus arrangement to all employees earning over a certain minimum annual remuneration. Under this arrangement, certain bonus awards were made in the form of conditional investments in some of the funds managed by BlueBay, to be released to the relevant employees over a three year period.

Financial Summary

One of our strategic objectives is to build a scalable diversified fixed income credit platform which benefits from a diversity of revenue streams. In addition to the long/short funds, we have developed a long-only fund platform which has seen significant growth in inflows following the establishment of successful multi-year track records. Our structured products business offers derivatives of both our long-only and long/short funds as well as bespoke structured funds. As a result, we expect the contribution of long-only and structured products to the AuM and to the management fee revenues to increase over time.

Management Fees

The growth in the assets under management has fed through to increased management fees, albeit at a slower rate. This is due to the increase in lower management fee yielding long-only and structured products as a proportion of total AuM. Long/short management fees grew by 45.4% in the first half to £17.4 million whereas long-only management fees increased by 225% to £5.3 million and structured product management fees increased by 180% to £3.9 million over the same period.

Management Fees

£ millions	Six months ended 31 December		Year to 30 June
	2006	2005	2006
Long/short	17.4	12.0	28.0
Long-only	5.3	1.6	5.1
Structured products	3.9	1.4	4.1
Total net management fees	26.6	15.0	37.2

The share of long/short products in the total management fees declined from 79.9% in the six months to 31 December 2005 to 65.5% in the six months to 31 December 2006.

Management fees on long/short products are charged at a standard 2 per cent per annum on all of the assets managed.

The management fees charged on long-only and structured products are more varied, depending on factors such as the sub-asset class, the share class and the levels of rebates offered to significant investors. We monitor total fee revenue yields on long-only and structured products for signs of erosion. During the course of the period, we refined our methodology for computing yields, which we applied to both the current and the previous six month period. We believe this provides a metric that is more useful to both external parties and management. The main changes are firstly to include net subscriptions made during the calculation period, secondly to break down overall yields into separate management fee and performance fee yields and finally to exclude expense cap reimbursements made to infant funds.

The management fee yield on our long-only products has stayed static at 61 basis points in both the first and the second half of calendar year 2006. The management fee yield on structured products increased from 79 basis points in the first half of calendar year 2006 to 84 basis points in the second half of 2006. This improvement is mainly attributable to a change in product and asset class mix.

Performance Fees

Performance fees continue to be generated predominately by the long/short funds. Performance fees crystallize at the end of June on two of the three long/short funds and on all three at the end of December each year. For calendar year 2006, the weighted average long/short fund return net of fees was 13.7%.

Combined with the strong growth of the long/short assets under management, this led to a 57.2% increase in performance fees to £30.0 million for the six months to 31 December 2006 compared to £19.1 million for the six months to 31 December 2005.

£ millions	Six months ended 31 December		Year to 30 June
	2006	2005	2006
Long/short	29.6	19.0	37.9
Long-only	0.0	0.1	0.7
Structured products	0.4	0.0	0.2
Total performance fees	30.0	19.1	38.8

The contribution made by long-only and structured products to total performance fees remains fairly negligible. Performance fee yields on long-only products declined from 8 basis points in the first half of calendar year 2006 to 2 basis points in the second half of calendar year 2006. Structured product performance fee yields increased from 8 basis points in the first half of calendar year 2006 to 9 basis points during the second half of calendar year 2006.

Foreign exchange movements

BlueBay's revenues are earned predominately in US Dollars and Euros whereas the majority of its expenses are in Pounds Sterling. Performance related bonuses do provide a partial hedge to the exposure on the revenues. During the six months to 31 December 2006, the appreciation of Sterling against the Dollar and the Euro adversely impacted BlueBay's results. We estimate that the net effect over the six month period has depressed our earnings by around £2.5 million.

Personnel costs

Personnel costs amounted to £20.2 million for the six months to 31 December 2006, representing 35.7% of total revenues. For the full year to 30 June 2006, personnel related expenses amounted to 46.1% of total revenues. The improvement over the last six months is largely attributable to the roll-out of the bonus deferral programme to a wider group of employees in 2006 than in 2005. Deferred bonuses are charged to the profit and loss account over the vesting period in accordance with IFRS. In the six months to December 2006, £2.8 million or 27.1% of the amount deferred was charged to the profit and loss account. For all employees receiving bonuses in excess of a certain amount, two thirds are awarded as a cash payment and one third is awarded as shares in one of the funds managed by BlueBay, which vest over a three year period.

Operating margins

Operating margins improved from 43.8% in the six months to 31 December 2005 to 50.0% in the six months to 31 December 2006. Again part of this improvement is due to the extended roll-out of the bonus deferral programme. Offsetting this were one-off expenses of £1.1 million relating to the Listing which were charged to the profit and loss account.

Taxation

The effective tax rate has increased from 30.3% of profits before tax in the six months to 31 December 2005 to 31.6% in the six months to 31 December 2006. This is due to £1.1m of disallowable Listing costs which were charged to the profit and loss account. The exercise of share options by employees at the time of the Listing, as well as the mark-to-market of shares underlying un-exercised options, created an allowable tax expense of £18.9 million during the period, which will offset corporation tax payable over time.

Capital Resources

BlueBay continues to be a cash generative business and held cash and cash equivalents representing 46.2% of total current assets or £39.1m as at 31 December 2006 compared to 28.9% or £11.5m as at 31 December 2005.

Share Capital

In connection with its admission to the Official List of the UK Listing Authority, the share capital of BlueBay was re-organised as described in Note 12 of the Interim Financial Statements. In addition, we modified some of the terms under which various employees had subscribed for shares in BlueBay in March and April 2006 so that these subscriptions could be reclassified from debt to equity. We also enabled a wider group of employees who held options in a scheme established under the Enterprise Management Incentives to exercise their options at the time of the Listing. The resulting shares have been added to BlueBay's share capital. Additional expenses relating to the Listing of £1.1 million were written off against the share premium account.

Dividends

Dividends totalling £14.4 million were paid during the half year to shareholders on the Register prior to Listing. BlueBay's first dividend as a listed company will be paid in respect of the full year ending 30 June 2007. To the extent that it is decided to recommend a dividend for the financial year ending 30 June 2007, it will only be in respect of that period of the financial year during which BlueBay has been listed.

Multi-Strategy Fund

On 2 April 2007, BlueBay will be launching the BlueBay Multi-Strategy Fund. This is the firm's first new long/short product launch since 2003 and becomes the fourth fund in BlueBay's suite of long/short offerings. The Fund will invest across multiple strategies with a strong credit focus; leveraging the established track record of the firm's 50-strong team of investment professionals across a wide variety of sub-asset classes of credit. It will be available in both un-leveraged and leveraged format (Multi-Strategy Plus); the latter with limited availability.

Lehman Brothers - which took a strategic equity stake in BlueBay at the company's Listing - will make a principal investment of US$50 million at launch, and will also arrange the leverage facilities for the Multi-Strategy Plus. BlueBay's management and employees will participate alongside Lehman; investing a further US$27 million of their own money in the fund at launch.

Outlook

In the two months to 28 February 2007, we experienced further net subscriptions of US$486 million into our products. Over the same period our total AuM grew by US$634 million to US$10.2 billion. Subject to investment performance and market conditions, we expect that the pace of net inflows we have experienced for the first eight months of the financial year will be maintained through to the end of the financial year.

We remain confident in the opportunities offered by the diversified fixed income credit platform that has been built up at BlueBay.

Hugh Willis

Chief Executive Officer

Nick Williams

Chief Financial Officer

Independent Review Report to BlueBay Asset Management plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 31 December 2006 which comprises the consolidated interim balance sheet as at 31 December 2006 and the consolidated interim statements of income, cash flows and changes in shareholders' equity for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the directors. The Listing Rules of the London Stock Exchange require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

This interim report has been prepared in accordance with the International Accounting Standard 34, 'Interim financial reporting'.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of BlueBay Asset Management plc management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly, we do not express an audit opinion on the financial information. This report, including the conclusion, has been prepared for and only for the Company for the purpose of the Listing Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2006.

PricewaterhouseCoopers LLP

Chartered Accountants

London

19 March 2007

Notes:

(a) The maintenance and integrity of the BlueBay Asset Management plc web site is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the interim report since it was initially presented on the web site.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial information may differ from legislation in other jurisdictions.

Group Income Statement

	Note	Six months ended 31 December 2006 £000's (unaudited)	Six months ended 31 December 2005 £000's (unaudited)	Year to 30 June 2006 £000's
Revenue	2	56,602	34,086	75,958
Other operating income		154	353	1,035
Other operating expenses		(321)	-	-
Administrative expenses	3	(28,126)	(19,499)	(46,706)
Operating profit		28,309	14,940	30,287
Finance income		937	376	816
Finance expense		-	-	(41)
Profit on ordinary activities before taxation		29,246	15,316	31,062
Taxation	4	(9,256)	(4,646)	(9,443)
Profit for the year attributable to ordinary equity shareholders		19,990	10,670	21,619
Memo				
Dividends paid in the period	5	14,398	7,800	13,800
Earnings per share				
Basic	6	£0.17	£0.09	£0.18
Diluted	6	£0.10	£0.09	£0.16

Group Balance Sheet

	Note	At 31 December 2006 £000's (unaudited)	At 31 December 2005 £000's (unaudited)	At 30 June 2006 £000's
Assets				
Non-current assets				
Property, plant and equipment	7	2,524	2,494	2,838
Intangible assets	8	1,661	1,196	1,525
Financial assets		3,583	-	3,439
Deferred tax asset	11	10,524	358	631
Non-current receivables		715	1,158	1,218
Total non-current assets		19,007	5,206	9,651
Current assets				
Trade and other receivables	9	45,328	28,349	31,130
Derivative financial instruments		-	-	246
Financial assets		245	-	235
Cash and cash equivalents		39,088	11,512	25,215
Total current assets		84,661	39,861	56,826
Total assets		103,668	45,067	66,477
Liabilities				
Non-current liabilities				
Deferred tax liability		117	117	117
Trade and other payables	10	5,032	-	1,347
Liability for share based payments		-	-	12,018
Total non-current liabilities		5,149	117	13,482
Current liabilities				
Trade and other payables	10	29,888	18,643	19,084
Current tax liabilities		59	2,750	5,334
Derivative financial instruments		-	166	-
Total current liabilities		29,947	21,559	24,418
Total liabilities		35,096	21,676	37,900
Shareholders' equity				
Share capital	12	190	12	12
Share premium		31,538	15,587	15,587
Own shares	15	(1,114)	-	-
Retained earnings		18,118	7,584	12,531
Other reserves		19,840	208	447
Total shareholders' equity		68,572	23,391	28,577
Total liabilities and shareholders' equity		103,668	45,067	66,477

Group Statement of Changes in Shareholders' Equity

Unaudited	Share Capital £000's	Share Premium £000's	Own Shares £000's	Retained Earnings £000's	Other Reserves £000's	Total £000's
Balance at 1 July 2006	12	15,587	-	12,531	447	28,577
Net income/(expense) recognised directly in equity:						
- Currency translation adjustments	-	-	-	(5)	-	(5)
- Share based payments	-	-	-	-	446	446
- Deferred tax on share based payments	-	-	-	-	9,843	9,843
- Deferred income tax	-	-	-	-	9,104	9,104
Profit for the period	-	-	-	19,990	-	19,990
Dividends	-	-	-	(14,398)	-	(14,398)
Reclassification of debt as equity	50	11,968	-	-	-	12,018
Exercise of share options	20	5,216	-	-	-	5,236
Bonus Issue (Note 12)	108	(108)	-	-	-	-
IPO costs (Note 3)	-	(1,125)	-	-	-	(1,125)
Purchase of own shares by Employee Benefit Trust	-	-	(214)	-	-	(214)
Purchase of own shares for Share Incentive Plan	-	-	(900)	-	-	(900)
Balance 31 December 2006	190	31,538	(1,114)	18,118	19,840	68,572

Group Statement of Changes in Shareholders' Equity (continued)

Unaudited	Share Capital £000's	Share Premium £000's	Retained Earnings £000's	Other Reserves £000's	Total £000's
Balance at 1 July 2005	12	15,587	4,714	-	20,313
Net income/(expense) recognised directly in equity:					
- Share based payments	-	-	-	40	40
- Deferred tax on share based payments	-	-	-	168	168
Profit for the period	-	-	10,670	-	10,670
Dividends	-	-	(7,800)	-	(7,800)
Balance 31 December 2005	12	15,587	7,584	208	23,391

	Share Capital £000's	Share Premium £000's	Retained Earnings £000's	Other Reserves £000's	Total £000's
Balance at 1 July 2005	12	15,587	4,714	-	20,313
Net income/(expense) recognised directly in equity:					
- Currency translation adjustments	-	-	(2)	-	(2)
- Share based payments	-	-	-	81	81
- Deferred tax on share based payments	-	-	-	366	366
Profit for the year	-	-	21,619	-	21,619
Dividends	-	-	(13,800)	-	(13,800)
Balance 30 June 2006	12	15,587	12,531	447	28,577

Group Cash Flow Statement

	Note	Six months ended 31 December 2006 £000's (unaudited)	Six months ended 31 December 2005 £000's(unaudited)	Year to 30 June 2006 £000's
Cash flows from operating activities				
Cash generated from operations	13	31,495	12,063	26,545
Income taxes paid		(5,440)	(5,541)	(7,830)
		26,055	6,522	18,715
Cash flows from investing activities				
Purchase of property, plant and equipment		(515)	(1,742)	(2,476)
Purchase of intangible assets		(267)	(688)	(1,000)
Purchase of non-current investments		-	-	(3,462)
		(782)	(2,430)	(6,938)
Cash flows from financing activities				
Cash received for cash settled share based payments		-	-	12,018
Proceeds from issue of ordinary shares		5,237	-	-
Purchase of own shares by Employee Benefit Trust		(214)	-	-
Purchase of own shares for Share Incentive Plan		(900)	-	-
IPO costs written off against share premium		(1,125)	-	-
Dividends paid	5	(14,398)	(7,800)	(13,800)
		(11,400)	(7,800)	(1,782)
Net increase / (decrease) in cash and cash equivalents		13,873	(3,708)	9,995
Cash and cash equivalents at beginning of year		25,215	15,220	15,220
Cash and cash equivalents at end of the year		39,088	11,512	25,215

The Group did not have any overdrafts repayable on demand at the end of each accounting period.

Group Notes to the Interim Financial Statements

1. Basis of Preparation

This interim report is unaudited and does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year to 30 June 2006, which were prepared in accordance with International Financial Reporting Standards ('IFRS') and upon which the auditors have signed an unmodified report, have been delivered to the Registrar of Companies.

The financial statements for the half year to 31 December 2006 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and the Listing Rules of the Financial Services Authority. The accounting policies applied in these interim financial statements are consistent with those set out and applied in the Group's Annual Report for the year to 30 June 2006.

2. Segmental Reporting

The Group has one distinguishable business segment, that being the provision of investment management services. This is considered by management to be the Group's primary segment. The result of that business segment is therefore disclosed in these accounts in the primary statements on Pages 13 to 17.

Revenue can be broken down as follows:

	Six months ended 31 December 2006 £000's	Six months ended 31 December 2005 £000's	Year to 30 June 2006 £000's
Management fees	26,602	15,000	37,156
Performance fees	30,000	19,086	38,802
	56,602	34,086	75,958

3. Initial Public Offering (IPO) Costs

The Company was admitted to the London Stock Exchange on 22 November 2006. In accordance with the provisions of the Companies Act, costs totalling £1,125,000 were written off against the share premium account. Further costs of £1,091,000 were charged against the income statement.

4. Taxation

	Six months ended 31 December 2006 £000's	Six months ended 31 December 2005 £000's	Year to 30 June 2006 £000's
Current Tax			
UK corporation tax on profits for the period	9,247	4,696	9,375
Adjustments in respect of previous periods	-	-	126
Overseas	59	3	47
Total current tax	9,306	4,699	9,548
Deferred tax			
Origination and reversal of temporary differences	23	(22)	(42)
IFRS 2 share based payments credit	(73)	(31)	(63)
Total tax charge for the period	9,256	4,646	9,443

5. Dividends

	Six months ended 31 December 2006 £000's	Six months ended 31 December 2005 £000's	Year to 30 June 2006 £000's
Declared and paid in the period			
Equity dividends and ordinary shares			
1st Interim dividend £0.06 (2005: £0.03)	10,177	3,600	3,600
2nd Interim dividend £0.03 (2005: £0.01)	4,221	1,200	1,200
3rd Interim dividend nil (2005: £0.03)	-	3,000	3,000
4th Interim dividend (2005: nil)	-	-	6,000
Total	14,398	7,800	13,800

Dividends per share have been adjusted to reflect the changes in the Company's restructuring of its share capital, as described in Note 12.

Of the total dividends declared and paid of £14,398,100, £4,198,100 were paid on shares which are classified as own shares, as described in Note 15 (interim 2005: nil).

6. Earnings Per Share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders for the relevant period by the number of ordinary shares in existence less the weighted average number of own shares, after retrospectively taking into account the restructuring of the Company's share capital as described in Note 12.

Diluted earnings per share is calculated as for basic earnings per share with further adjustments to the weighted average number of ordinary shares to reflect the effects of all dilutive ordinary shares.

There are no differences between the profit for each financial period attributable to equity holders used in the basic and diluted earnings per share calculations.

Reconciliation of the figures used in calculating basic and diluted earnings per share:

	Six months ended 31 December 2006 £000's	Six months ended 31 December 2005 £000's	Year to 30 June 2006 £000's
Earnings attributable to equity holders of the Group	19,990	10,670	21,619
Basic weighted average number of shares	119,776,230	120,000,000	120,000,000
Effect of dilution	77,123,881	2,639	16,864,127
Diluted weighted average number of shares	196,900,111	120,002,639	136,864,127

The weighted average number of shares used for the calculation of earnings per share has retrospectively been adjusted to take account of the impact of the nine for one bonus issue of shares on 1 November 2006, the recognition of equity shares that were previously classified as a liability and the share split which took place on 22 November 2006.

7. Property, plant and equipment

In the six months to 31 December 2006, the Group acquired property, plant and equipment at a cost of £482,000 (interim 2005: £1,742,000) and made disposals at a net book value of £253,000 (interim 2005: £174,000).

At 30 June 2006, the Group had contractually committed to purchase property, plant and equipment with a value of £200,000. This contract was satisfied in the six months to 31 December 2006.

At 31 December 2006, the Group did not have any capital commitments with respect to property, plant and equipment (interim 2005: £nil).

8. Intangible assets

In the six months to 31 December 2006, the Group capitalised computer software development costs of £267,000 (interim 2005: £552,000). There were no disposals (interim 2005: £155,000).

9. Trade and other receivables

	31 December 2006	31 December 2005	30 June 2006
	£000's	£000's	£000's
Amounts owed by related parties	41,630	26,394	28,601
Other trade receivables	2,784	1,277	386
Prepayments and accrued income	914	678	2,143
Total amounts falling due within one year	45,328	28,349	31,130

10. Trade and other payables

	31 December 2006	31 December 2005	30 June 2006
	£000's	£000's	£000's
Amounts falling due within one year			
Trade payables	751	644	322
Amounts owed to related parties	166	19	154
Other tax and social security payable	363	376	318
Other creditors	2,911	1,483	4,249
Accruals	25,697	16,121	14,041
Total trade and other payables	29,888	18,643	19,084
Amounts falling due after more than one year			
Accruals	5,032	-	1,347

Amounts falling due after more than one year relate to costs accrued as part of the Group's deferred compensation plan. £1,347,000 of costs accrued at 30 June 2006, which were previously disclosed as current liabilities, have been reclassified as non-current liabilities to reflect the period in which they vest. Similarly, financial assets of £235,000 have been reclassified from non-current assets to current assets.

11. Deferred tax

Deferred tax assets

	Temporary Differences £000's	Total £000's
At 1 July 2006	631	631
Income statement credit	50	50
Credit taken to equity	9,843	9,843
At 31 December 2006	10,524	10,524

	Temporary Differences £000's	Total £000's
At 1 July 2005	137	137
Income statement credit	53	53
Credit taken to equity	168	168
At 31 December 2005	358	358

The deferred income tax credited to equity during the period is as follows:

	31 December 2006 £000's	31 December 2005 £000's	30 June 2006 £000's
Share option scheme	9,104	-	-

Deferred income tax assets are recognised on the tax deduction available to the Company through the exercise of share options in November 2006.

Deferred tax assets have been recognised where the tax deduction in the current period has exceeded the current forecast taxable profits. The recognition of the deferred tax asset is based on the probability that the Company will derive taxable profits in the future.

12. Share capital

	31 December 2006
	£000's
Authorised	
250,000,000 ordinary shares of £0.001 each	250
Called up, allotted and fully paid	
190,310,000 ordinary shares of £0.001 each	190

	31 December 2005
	£000's
Authorised	
600,000 ordinary A class shares of £0.01 each	6
600,000 ordinary B class shares of £0.01 each	6
800,000 ordinary C class shares of £0.01 each	8
	20
Called up, allotted and fully paid	
600,000 ordinary A class shares of £0.01 each	6
600,000 ordinary B class shares of £0.01 each	6
	12

	30 June 2006
	£000's
Authorised	
600,000 ordinary A class shares of £0.01 each	6
600,000 ordinary B class shares of £0.01 each	6
303,900 ordinary C class shares of £0.01 each	3
496,100 ordinary D class shares of £0.01 each	5
	20
Called up, allotted and fully paid	
600,000 ordinary A class shares of £0.01 each	6
600,000 ordinary B class shares of £0.01 each	6
	12

12. Share capital (continued)

On 1 November 2006, written resolutions of the company were passed such that in advance of the Company's re-registration as a public limited company in connection with the application for Admission to the Official List of the UK Listing Authority (the "Official List") and to trading on the London Stock Exchange, a bonus issue of shares was authorised to be made to the A, B and D class shareholders at a ratio of 9 new equivalent shares of 1 penny each for each A, B or D share held. Further, the capital of the C shares was increased from 1 penny each to 10 pence each.

On 1 November 2006 written resolutions were passed that the authorised A, B, C and D Shares would at a future date prior to Admission be split into ordinary shares of 0.1 pence each and subsequently consolidated into one class of ordinary shares of 0.1 pence each.

On 6 November 2006, amendments were made to the D Share Subscription Arrangements. As a result, the D Shares have been reclassified as equity in accordance with IAS 32.

On 17 November 2006, conditional dealings in the Ordinary shares (as unlisted securities) of the Company commenced on the London Stock Exchange.

On 22 November 2006, immediately prior to Admission, the written resolution passed on 1 November 2006 was invoked and each A, B, C and D Share was split into ordinary shares of 0.1 pence each and consolidated into one class of ordinary share of 0.1 pence each.

On 22 November 2006, Admission was effective and unconditional dealings in the Ordinary shares of the Company commenced. The authorised share capital at the time of Admission was 250,000,000 shares of 0.1 pence each. The issued share capital was 190,310,000 ordinary shares of 0.1 pence each. No new ordinary shares were issued prior to or at Admission.

13. Cash generated from operations

	Six months ended 31 December 2006 £000's	Six months ended 31 December 2005 £000's	Year to 30 June 2006 £000's
Continuing operations			
Operating profit for the period	28,309	14,940	30,287
Adjustments for:			
Investments at fair value	(154)	-	(211)
Share based payments	446	40	81
Finance income	868	329	816
Depreciation	522	436	665
Amortisation of intangibles	131	232	137
Loss on disposal of property, plant and equipment	253	-	174
Loss on disposal of intangible assets	-	-	155
	2,066	1,037	1,817
Changes in working capital:			
Increase in receivables	(13,443)	(15,363)	(18,292)
Increase in payables	14,563	11,449	12,733
Cash generated from operations	31,495	12,063	26,545

14. Contingent liabilities

Having made appropriate enquiries, directors are not aware of any contingent liabilities.

15. Own Shares

Own shares are held by employee trusts for the purposes of satisfying certain equity-based awards where shares have not vested unconditionally in employees of the Group. During the period, the number of own shares purchased by employee trusts was 1,050,000, at a cost of £1,114,000 (interim 2005: nil)

The Company also holds own shares through its arrangements with a number of employees who have subscribed for shares which have not vested unconditionally. Under the terms of each subscription, the shares are held in a nominee account on behalf of each employee until such shares are released under agreed forfeiture arrangements. The number of own shares held under such arrangements was 69,560,000 (interim 2005: nil).

Shareholder and Company Information

Registered office

BlueBay Asset Management plc
Times Place
45 Pall Mall
London SW1Y 5JG
United Kingdom
Tel: +44 (0)20 7389 3700

Website

www.bluebayinvest.com

Contact

investor@bluebayinvest.com

Registrar

Capita Registrars
4th Floor, Beaufort House
London
WC2A 3 ED
Tel: +44 (0)20 7396 7411

Results timetable

Third-quarter Trading Update*	17/04/07
Second-half Trading Update*	17/07/07
Preliminary Results Announcement*	18/09/07
Annual General Meeting Date*	14/11/07

*Note that these announcement dates are provisional and subject to change

Blue
asset management

Blue
asset management

BlueBay Asset Management plc

Interim Results – 6 Months

to 31 December 2006

Contents

Blue
asset management

- Business Overview
- [illegible]
- Business Outlook
- [illegible]

Key highlights

Blue
asset management

Business:

- Good progress in the H107 with strong growth across the business
- Continued growth in demand for modern credit products
- Solid investment performance across product range

Financial:

- Assets under management of US$9.59 billion as at 31 December 2006 – up US$5.2 billion from 31 December 2005
- Total fee revenue up 66% to £56.6 million
  - Net management fee income up 77% to £26.6 million
  - Performance fee income up 57% to £30.0 million
- Profit before tax up 91% to £29.2 million

Assets under Management

Blue
asset management

- AuM of US$9.59bn as at 31 December 2006, up 37.8% on June 2006 (US$6.96bn)
- Net subscriptions from June 2006 of US$1.9bn comprising approximately
  - US$572mn to long/short
  - US$984mn to long-only
  - US$369mn to structured products
- Net subscriptions over H107 shared by all asset classes with flows of
  - US$560mn to investment grade
  - US$447mn to emerging markets
  - US$918mn to high yield
- Long-only products represent approximately 40.4% of total AuM as at end of December 2006 compared to 37% in June 2006
- Strong investment performance, adding approximately US$705mn to AuM in H107

Growth of AuM (US$mn)



US$ millions
12,000
10,000
8,000
6,000
4,000
2,000
0
Structured Products
Long/Short
Long-Only
3,022
1,852
705
4,345
2,415
6,959
2,804
9,588
3,618
3,872
Jun 2005
Dec 2005
Jun 2006
Dec 2006

Investment performance

Overview

Blue
asset management

Investment performance has continued to be solid across all funds

Product Area	Fund	Inception Date	AuM (3)	6 Month	1 Year	3 Years (4)	Annualised return SI	Annualised volatility SI
	Global Credit Fund (US$)	Mar 2002	US$573mn	4.41%	5.38%	6.07%	9.31%	3.64%
Long/short (1)	**EM Total Return Fund (US$)**	Mar 2003	US$917mn	12.36%	17.57%	16.79%	15.73%	6.23%
	Value Recovery Fund (US$)	Nov 2003	US$2,129mn	5.57%	15.35%	15.04%	15.05%	4.30%
	High Yield Bond Fund (EUR) *Index = ML EC HY Constrained*	Sep 2002	EUR662mn	5.17% *6.05%*	8.52% *8.63%*	11.73% *9.52%*	17.77% *14.00%*	3.26%
	Investment Grade Bond Fund (EUR) *Index = iBoxx Euro Corporates*	Nov 2003	EUR106mn	3.20% *2.55%*	1.80% *0.39%*	5.37% *4.02%*	5.97% *4.42%*	2.51%
Long-Only (2)	**Emerging Market Bond Fund (US$)** *Index = JPM EMBI GD*	Sep 2002	US$1,191mn	12.20% *10.45%*	12.31% *9.86%*	13.92% *10.57%*	18.63% *14.48%*	5.91%
	EM Local Currency Bond Fund (US$) *Index = JPM GBI-EM Broad Diversified*	Dec 2005	US$328mn	16.13% *13.52%*	16.94% *11.59%*	NA *NA*	15.97% *12.27%*	8.42%
Structured Products (1)	**European Credit Opportunity Fund (EUR)**	Dec 2005	EUR262mn	6.82%	13.76%	NA	13.71%	2.07%

Source: BlueBay Asset Management. (1) All performance and risk shown on a net of fees basis to 31 December 2006. (2) All performance and risk shown on a gross of fees basis to 31 December 2006. [illegible] at 31 [illegible] ber 2 [illegible] 4) An [illegible] d per [illegible] ce [illegible]

Fund management update

Long/Short products

Blue asset management

AuM

- Long/short AuM increased by 29% in H107 to US$3.62bn split between net subscriptions of US$572mn and net fund performance of US$243mn
- All subscriptions were into existing funds with the strongest subscriptions into the Value Recovery Fund

Movement in AuM (US$bn)	H1 2007	H1 2006	FY 2006
AuM start of period	**2.80**	**1.85**	**1.85**
Net subscriptions	0.57	0.45	0.68
Net fund performance	0.24	0.10	0.27
AuM end of period (US$bn)	**3.62**	**2.42**	**2.80**

Management fees

- Long/short total management fees increased 52% from H106 to H107 with the management fee component growing 45% to £17.4mn
- Share of long/short products in total all product management fees declined from 80% in H106 to 65% in H107
- Management fees on long/short products charged at standard 2% per annum on all managed assets

Management and Performance Fees (£mn)	H1 2007	H1 2006	FY 2006
Net Management Fees	17.4	12.0	28.0
Performance Fees	29.6	18.9	37.9
Total Fees (£mn)	**47.0**	**30.9**	**65.9**

Performance fees

- Long/short performance fees benefited from strong aggregate fund performance in H107

Fund management update

Long-only products

AuM

- Long-only AuM increased by 50% in H107 to US$3.87bn split between net subscriptions of US$984mn and net fund performance of US$314mn
- Net inflows particularly strong into high yield (US$245mn) and emerging market local currency products (US$222mn)
- The BlueBay Emerging Market Select Bond Fund was launched in December 2006, attracting US$41mn as at 31 December 2006
- Three new segregated mandates added which contributed US$334mn to net subscriptions

Movement in AuM (US$bn)

	H1 2007	H1 2006	FY 2006
AuM start of period	**2.57**	**0.71**	**0.71**
Net subscriptions	0.98	0.42	1.77
Net fund performance	0.31	0.02	0.10
AuM end of period (US$bn)	**3.87**	**1.15**	**2.57**

Management fees

- Long-only total management fees increased 225% to £5.3mn from H106 to H107

Performance fees

- Performance fees on long-only strategies remain fairly negligible

Management and Performance Fees (£mn)

	H1 2007	H1 2006	FY 2006
Net Management Fees	5.3	1.6	5.1
Performance Fees	-	0.1	0.7
Total Fees (£mn)	**5.3**	**1.7**	**5.8**

Fund management update

Structured products

Blue asset management

AuM

- Structured product AuM increased by 33% in H107 to US$2.1bn split between net subscriptions of US$369mn and net fund performance of US$148mn

Movement in AuM (US$bn)	H1 2007	H1 2006	FY 2006
AuM start of period	**1.59**	**0.46**	**0.46**
Net subscriptions	0.37	0.29	1.07
Net fund performance	0.15	0.03	0.05
AuM end of period (US$bn)	**2.10**	**0.78**	**1.59**

Management fees

- Structured products total fees increased 207% to £4.3mn from H106 to H107

Performance fees

- Principal protected long/short products launched with Goldman Sachs attracted net inflows of US168mn during H107 and contributed to net management fee and performance fee increase

Management and Performance Fees (£mn)	H1 2007	H1 2006	FY 2006
Net Management Fees	3.9	1.4	4.1
Performance Fees	0.4	-	0.2
Total Fees (£mn)	**4.3**	**1.4**	**4.3**

Investor base

Summary – all products

Blue
asset management

Investor Concentration by AuM


Jun 2006
Dec 2006
Top 5
25%
Next 15
25%
Top 5
21%
Next 15
24%
Top 20=50%
Top 20=45%

- Investor concentrations reduced due to investment by new accounts

Growth in number of Funds


Segregated
Long/Short
Long Only
Structured Products
35
30
25
20
15
10
5
0
7
11
2
23
5
30
8
Jun 04
Jun 05
Jun 06
Dec 06

- Fund increase linked to growth in breadth of product offering and new segregated account wins

AuM by Investor Type


Dec 06
Institutional
59%
Fund of
Fund 24%
Private
Client 6%
Other 1%
Distribution/
White Labelling
11%
Jun 06
Institutional
51%
Fund of
Fund 29%
Private
Client 6%
Other 1%
Distribution/
White Labelling
13%

- Increased growth in institutional accounts with small decrease in fund of fund exposure

AuM by Investor Region


Dec 06
Other
1%
Middle
East/Africa
1%
US 12%
Asia/
Australia
14%
Europe 71%
Jun 06
Other
2%
US 13%
Asia
13%
Europe 73%

- Increased diversification across investors by region with small decrease in European exposure

Employees

Summary

- BlueBay remains committed to the principle of wide employee equity ownership. Immediately after listing, employees owned 58% of the issued share capital
- Share Incentive Plan (SIP) implemented as part of 2006 compensation round to all permanent employees
- Deferred bonus plan extended to all employees earning over a minimum annual remuneration
- Deferrals made by employees into BlueBay funds are subject to a three year vesting period
- Ongoing firm commitment to retain an equity culture

Growth of employees (FY2002 to 1H2007) (1)



160
140
120
100
80
60
40
20
0
Investment Professionals
Distribution Staff
Infrastructure Staff
24
46%
54%
32
41%
59%
52
46%
40%
75
44%
39%
119
36%
44%
145
34%
47%
FY2002
FY2003
FY2004
FY2005
FY2006
1H 2007

High degree of employee ownership



Public 32%
Lehman Brothers 5%
Shinsei Bank 5%
Employees
58%

Contents

Blue
asset management

- Business Overview
- Detailed Financials
- Business Outlook
- Appendices

Financial results

Income statement

(£millions)	6 Months to 31 December 2006	6 Months to 31 December 2005	12 Months to 30 June 2006
Management fees	26.6	15.0	37.2
Performance fees	30.0	19.1	38.8
Total revenue	56.6	34.1	76.0
Other operating income	(0.2)	0.4	1.0
Performance based compensation	(10.4)	(6.7)	(18.5)
Non performance based compensation	(9.8)	(8.1)	(16.6)
Non compensation based expenses	(7.9)	(4.7)	(11.6)
Operating expenses	(28.1)	(19.5)	(46.7)
Operating profit	**28.3**	**14.9**	**30.3**
Other income/(expense)	0.9	0.4	0.7
Profit on ordinary activities before tax	**29.2**	**15.3**	**31.1**
Taxation	(9.3)	(4.6)	(9.4)
Profit attributable to ordinary shareholders	**20.0**	**10.7**	**21.6**
Effective tax rate	**31.8%**	**30.1%**	**30.2%**

Highlights:

- Strong growth in management fees (77%)
- Strong growth in performance fees (57%)
- Extension of bonus deferrals mitigates growth in compensation
- Non comp expenses include IPO costs of £1.1mn
- One-off items in expenses:
  - Extension deferrals catch-up
  - IPO expenses
  - Fixed asset write-off
- Diluted EPS increased from 9p to 10p
- Impact of adverse FX movements on operating profit estimated at £2.5mn
- Effective tax rate has increased due to disallowable IPO expenses

[redacted]

Financial results

Yield analysis

	6 Months to 31 December 2006	6 Months to 30 June 2006
	Basis Points p.a	Basis Points p.a
Total Net Revenue Yield		
Long/Short	546	483
Long-Only	63	69
Structured Products	93	87
Management Fee Yield		
Long/Short	200	200
Long-Only	61	61
Structured Products	84	79
Performance Fee Yield		
Long/Short	343	280
Long-Only	2	8
Structured Products	9	8

Highlights:

- Methodology refined to :
  - split out management fee and performance fee yields
  - include all net inflows during the period
  - exclude expense cap reimbursements
  - continue to deduct rebates and distribution costs
- No impact on reported revenues or economics of the business
- Management fee yields stable for long/short and long-only
- Improvement in structured products due to introduction of long/short fund derivative products
- Performance fee yield improved for long/short products
- Performance fees on long-only and structured products have limited impact on financial results

Financial results

Margin analysis

	6 Months to 31 Dec 2006 (basic) %	6 Months to 31 Dec 2006 (adjusted) %	6 Months to 31 Dec 2005 %	12 Months to 30 Jun 2006 %
Performance based compensation as a percentage of performance fees	35	45	35	48
Non performance based compensation as a percentage of net management fees	37	39	54	45
Non compensation based expenses as a percentage of net management fees	30	24	31	31
Operating Margin	50	46	44	40

Highlights:

- Basic numbers show dramatic improvement
- A more realistic picture emerges after adjustments for one-off items
- Improvements in PBC/PF ratio and operating margin largely due to bonus deferral accounting

Key financial drivers

Blue asset management

Net Subscriptions and AuM Mix

FY2006	Net Subscriptions (US$bn) 8 months to February 07	FY06
Long/Short	0.7	0.7
Long Only	1.4	1.8
Structured Products	0.3	1.1
Total	2.4	3.6

Outlook

- YTD pace of net inflows expected to be maintained for full financial year
- Different product mix from 2006
- Multi-Strategy Fund launch will maintain long/short inflows

Management Fee Yields

	H1 FY07
Long/Short	200 bps
Long Only	61 bps
Structured Products	84 bps

- Standard management fee of 200 bps across all long/short products
- Long-only management fee yields sustained in H1 FY07
- Structured Products yield dependent on business mix

Fund Performance

	Annualised SI
Long/Short	12.8%

- 12.8% long/short blended net of fees annual return since inception
- 13.7% long/short blended net of fees return in calendar year 2006

Ratios and Margins

	H1 FY07 Basic	H1 FY07 Adjusted
PBC/PF	35%	45%
NPBC/MF	37%	39%
NCC/MF	30%	24%
Operating Margin	50%	46%

- Anticipate deterioration of PBC/PF% over the next three years as bonus deferral programme matures
- Anticipate improvement of NPBC/MF and NCC/MF as business continues to scale

Financial results

Group balance sheet

Blue asset management

(£millions)	As at 31 December 2006	As at 30 June 2006
Assets		
Non current assets		
Fixed assets and other non current assets	4.9	5.6
Investments	3.6	3.4
Deferred tax asset	10.5	0.6
Total non current assets	19.0	9.6
Total current assets	45.6	31.6
Liquid resources	39.1	25.2
Total assets	**103.7**	**66.4**
Liabilities		
Bonus accruals	25.6	15.4
Deferred bonus payable	5.1	1.4
Current tax liability	-	5.3
Share based payments	-	12.0
Other liabilities	4.4	3.8
Total Liabilities	**35.1**	**37.9**
Net Assets	**68.6**	**28.5**
Shareholders' equity		
Share capital and share premium (net of own shares)	30.6	15.6
Retained earnings	18.2	12.5
Other reserves	19.8	0.4
	68.6	**28.5**

Highlights:

- Increase mainly due to unused portion of the allowable tax expense resulting from employee option exercises at IPO
- Terms of share based payments modified to enable their reclassification from debt to equity
- Increase due to debt to equity reclassification and new shares issued on employee option exercises
- A portion of IPO expenses (£1.1m) written-off against the share premium account
- Other reserves increased as a result of allowable tax expense on option exercise

Contents

Blue asset management

- Business Overview
- Detailed Financials
- Business Outlook
- Appendices

Business strategy

- Maintain strong risk adjusted performance across the BlueBay range of funds
- Add new funds and products gradually, and around the credit core (Multi-Strategy Fund, Emerging Market Opportunity Fund)
- Expand distribution by geography (US, Middle East, non-Japan Asia) and channel (institutional, 3rd party)
- Continued focus on infrastructure and risk management to support growth
- Further development of BlueBay's premium speciality fixed income credit brand worldwide

Summary and outlook

Blue asset management

- Results demonstrate the continued success of our business strategy in H1 2007
- AUM and fund performance both ahead of guidance given at IPO in November
- H2 2007 has begun steadily (Estimated end Q3 AUM of US$10.6-10.7 billion; an increase of US$1-1.1 billion during the quarter)
- Investor demand for speciality fixed income credit products remains strong and business opportunity remains secular rather than cyclical
- The board is confident in the company's prospects for the full year

Appendices

Blue asset management

- Product breadth
- Structured products
- Long/short stability of returns
- Where we are in the credit cycle?
- The secular opportunity
- General information

Product breadth

Blue asset management

	Total AuM (DEC 05)	Total AuM (DEC 06)	Investment Grade (DEC 05)	Investment Grade (DEC 06)	High Yield (DEC 05)	High Yield (DEC 06)	Emerging Markets (DEC 05)	Emerging Markets (DEC 06)
Total AuM	US$4.3bn	US$9.6bn	US$0.7bn	US$1.5bn	US$1.9bn	US$4.6bn	US$1.7bn	US$3.5bn
Long/Short	US$2.4bn	US$3.6bn	US$0.6bn	US$0.6bn	US$1.1bn	US$2.1bn	US$0.7bn	US$0.9bn
Long Only	US$1.2bn	US$3.9bn	US$0.1bn	US$0.5bn	US$0.6bn	US$1.7bn	US$0.5bn	US$1.7bn
Structured Products	US$0.8bn	US$2.1bn	-	US$0.4bn	US$0.2bn	US$0.8bn	US$0.5bn	US$0.9bn

Fund derivatives

- Fund derivatives linked to EM/HY/IG long-only fund strategies
- Portable Alpha products linked to EM/HY/IG long-only fund strategies
- Fund derivatives linked to GCF strategy
- Fund derivatives linked to EM Opportunity Fund (new launch)

Structured Funds

- High Yield Credit Opportunity Fund
- Hemisphere CDO
- Emerging Market Opportunity Fund (new launch)


Structured Products
Lock-up or early redemption fees
14.3%
85.7%
82.4%
73.1%
63.7%
36.1%
No Lock-up or Fees
2006
2007
2008
2009
2010 and beyond
Maturity profile
82%
44%
> 3 years
> 5 years


Enhanced Fee Margins - Average Management Fee Levels on Long Only funds vs. Fund Derivatives (bps)
Long-Only
Fund Derivatives
30
91
76
97
68
86
91
119
Investment Grade
High Yield
Emerging Markets
Emerging Markets Local Currency

Long/Short stability of returns

- BlueBay's Long/Short funds have historically delivered stable monthly, quarterly and annual returns
- The following graphs illustrate the average monthly returns (weighted by fund AuM) for the long/short funds on a combined basis

BlueBay combined Long/Short funds metrics(1)	Mar 02 – Dec 06
Compound Annual Return	12.84%
Annualised Volatility	3.29%
Sharpe Ratio	3.09
Minimum monthly return	-1.75%
Maximum monthly return	3.16%
% Positive Months	93.10%
% Negative Months	6.90%
Average Monthly Return	1.02%

Consistency of monthly returns(1)



Monthly Returns
4.0%
3.0%
2.0%
1.0%
0.0%
-1.0%
-2.0%
-3.0%
-4.0%
Feb-02
May-02
Aug-02
Nov-02
Feb-03
May-03
Aug-03
Nov-03
Feb-04
May-04
Aug-04
Nov-04
Feb-05
May-05
Aug-05
Nov-05
Feb-06
May-06
Aug-06
Nov-06

Where are we in the credit cycle?

Cycle resistant business model

The Credit Cycle (1)



14%
12%
10%
8%
6%
4%
2%
0%
CS HY Index spread to worst
Historical default rates (S&P)
Long-term average
4.54%
1983
1985
1987
1989
1991
1993
1995
1997
1999
2001
2003
2005
2007

Source: Standard & Poor's Global Fixed Income Research, Standard & Poor's CreditPro®

Long/Short funds	Long Only funds	Structured Products
• Unconstrained mandates • Distressed and restructuring expertise	• Alpha maximised in weak credit markets	• CDO / CLO optionality at cycle trough • Locked in nature of AuM

ource Suis Yield Stan Poor's Fixe e Re Stan Poor's Pro

The secular opportunity

The business model

- BlueBay was founded in 2001, in anticipation of the development of Fixed Income Credit as a major investable asset class in Europe
- BlueBay's strategy is to build a market leading asset manager in this new space, following the example of the very successful US firms in the equivalent space
- BlueBay believes that the winning business model in this new space will combine:
  - Asset class specialisation
  - Product breadth
  - Absolute performance orientation
  - Scalability
  - Employee equity ownership

US vs. European Corporate debt market


(US$ billions)
2,500
2,000
1,500
1,000
500
1977 1980 1983 1985 1988 1991 1994 1997 2000 2003 2006
US
EU

Source: Merrill Lynch

Primary market for leveraged loans


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
1994 1995 1996 1997 1998 1999 2000 2001 2002 2003 2004 2005 LTM 30/6/06
Institutional Investor
Financial Institutions

Source: Standard & Poor's

The secular opportunity

The market

- Fixed income is one of the largest single asset classes in the world with credit markets representing a growing proportion
- European fixed income is already significant and growing at a faster rate than the US
- The majority of European asset managers remain equity focused, due to lack of credit 'culture'

Capitalization of global asset classes US$63 trillion



High Yield 3.0%
Emerging Markets 0.9%
Corporate 14.9%
Securitized / Collateralized 17.5%
Quasi Government 10.6%
Sovereign 53.1%
Fixed Income $22tn
Equities $38tn

Fixed income makes up 35% of global assets; corporate credit is a growing proportion of this sub-asset class

Source: JP Morgan

European quoted asset managers



% AuM invested in fixed income
100%
80%
60%
40%
20%
0%
Amvescap
Aberdeen
F&C
Ashmore
BlueBay
Charlemagne
Schroders
New Star
RAB Capital
MAN Group
Partners Group
(30%)
0%
30%
60%
90%
120%
150%
180%
Last 2 Year Reported CAGR

Source: Companies' data

European corporate fixed income market size



(US$ billions)
1,400
1,200
1,000
800
600
400
200
0
Introduction of the Euro
1995
1997
1998
2000
2001
2003
2004
2006

cf. US Corporate Credit Market Size: US$2.5tn

Source: Merrill Lynch

General information

Registered office

BlueBay Asset Management plc
Times Place
45 Pall Mall
London SW1Y 5JG
United Kingdom
Tel: +44 (0)20 7389 3700

Website

www.bluebayinvest.com

Contact

investor@bluebayinvest.com

Results timetable

Third-quarter Trading Update*	17/04/07
Second–half Trading Update*	17/07/07
Preliminary Results Announcement*	18/09/07
Annual General Meeting Date*	14/11/07

*Note that these announcement dates are provisional and subject to change

Registrar

Capita Registrars
4th Floor, Beaufort House
London
WC2A 3 ED
Tel: +44 (0)20 7396 7411

Disclaimer

Blue
asset management

Important Information

This document is issued by BlueBay Asset Management plc (BlueBay), which is authorised and regulated by the UK Financial Services Authority and registered with the US Securities and Exchange Commission as an Investment Adviser. It contains summaries of information contained in the London Stock Exchange announcement dated 20th March 2007 and BlueBay's interim financial report for the half year to 31st December 2006 and therefore should be read in conjunction with the full text of those documents.

This document contains forward-looking statements with respect to the financial condition, results and business of BlueBay. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. BlueBay's actual future results may differ materially from the results expressed or implied in any such forward-looking statement.

Information herein is believed to be reliable but BlueBay does not warrant its completeness or accuracy. This document does not constitute an offer to sell or the solicitation of an offer to purchase any security or investment product in any jurisdiction. A description of the specific fee structure for each BlueBay fund is contained in the fund's offering memorandum. Past fund performance will not necessarily be repeated and is not indicative of future results.

London **STOCK EXCHANGE**

FORM 1 - APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

The submission of Form 1 shall be provisional. Formal application will only be deemed to be made when a Prospectus relating to the securities to be admitted to trading has been approved and published.

If the transaction is a new issue, all fields must be completed. We request that this form arrives no later than **10 business days prior** to the consideration of the application for admission to trading. This is to enable the information marked with an asterisk (*) to be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.**

Formal application and an application for further issues is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading. **Please note that the fields marked with an (*) asterisk do not need to be completed.**

The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 4310.**

Application to be considered on (date):	20th March 2007
Dealings expected to commence on (date):	~~20th~~ 21st March 2007

1. Full legal name of issuer: BLUEBAY ASSET MANAGEMENT PLC

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3.* Home EEA competent authority for listing ***(if not UKLA)*****:**

a. Will the securities also be admitted to the Official List of the UKLA? YES/NO

b. If appropriate, has the "passport" been lodged with the UKLA? YES/NO

4. a. Type of issue for which application is being made:

(*Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants*)

BLOCK LISTING

b. **If appropriate, are the securities to be admitted to the Professional Securities Market?** N/A **YES/NO**

5.* **Expected size of offer (£m):**

6.* **Expected market cap. post issue :**

7. **Amount and full description of each class of security for which application is now being made:**

(*Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time*)

2,400,000 Ordinary Shares of 0.1 pence each fully paid.

8. **Are the securities for which application is now made identical ** in all respects**

a. **with each other?** YES/~~NO~~

b. **with an existing class of security?** YES/~~NO~~

**** If you answered *NO* to either question how do the securities differ and when will they become identical?**

Note in relation to Question 8:

** **identical** means in this context:

(*a*) *the securities are of the same nominal value with the same amount called or paid up;*

(*b*) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(*c*) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

9. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date: N/A

10. **Please indicate whether the certificates are in registered or bearer form:**

7.2	REGISTERED/~~BEARER~~

11. **Default place of settlement (system):** CREST

12. **Issuer details:**

a. **Contact name:** JAMES BRACE

b. **Job Title:** GENERAL COUNSEL

c. **Telephone Number:** 020 7389 3604

d. **Email address:** jbrace@blubayinvest.com

13. **Invoicing – Value Added Tax (VAT)**

To comply with the EC Invoicing Directive (2001/115/EC) and to ensure that VAT is charged in accordance with EC law please complete the following ***mandatory*** *section:*

a. **Country of Principal Place of Business (PPB):** UK

NB: PPB is usually the head office, headquarters or 'seat' from which business is run.

b. **Is the Issuer registered for VAT in the UK?** YES: ✓ NO: ☐

c. **Is the Issuer registered for VAT in another EC country?** YES: ☐ NO: ✓

d. **If YES, please confirm EC VAT registration number:**

NB: Where PPB is an EC country (excluding UK) – Failure to provide a valid EC VAT registration number will result in UK VAT being charged on admission and annual fees.

14.* **Brief description of business:**

Please tick if any of the following business activities apply:

☐ Computer hardware, semiconductors, telecommunications equipment, computer services, internet, software

☐ Specialist pharmaceuticals, diagnostics, medical technology, drug delivery

15.* **Directors** *(names, job-titles, executive/non-executive status):*

16.*	**Fiscal year end:**	
17.	**Sponsor/ Lead manager / Adviser (if applicable):**	(Confirmed Market Maker: Credit Suisse)
	a. Contact name:	N/A
	b. Telephone Number:	
	c. Email address:	
18.*	**Sponsor:**	
19.*	**Corporate Broker:**	
20.*	**Financial PR advisors:**	
21.*	**Address at which admission document will be available:**	
22.*	**Date available:**	

Declaration

We have read and acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

(d) We shall pay applicable admission and annual fees.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed:	X [signature]	**Print Name:**	NICK WILLIAMS
Job Title:		**Date:**	16 MARCH 2007

Sighed by a duly authorised officer (e.g. Director) for and on behalf of:

Name of issuer: BLUEBAY ASSET MANAGEMENT PLC

Please ensure that all sections where applicable on this form have been completed. Failure to do so may cause delays in admission.

JJB

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST

This form should be suitably amended for an *applicant* which is not a public limited company.

Admission to the *official list* will be simultaneous with *admission to trading* on an *RIE*'s market for listed securities. You will need to complete a separate application form to apply for trading on a *RIE*.

To: The *FSA*

Date: 16 MARCH 20 07

BLUEBAY ASSET MANAGEMENT PLC (the *applicant*) hereby applies for the *securities* described below to be admitted to the *official list* of the *FSA*.

COMPLETE AS APPROPRIATE:

Details of *equity shares* already *admitted* to the *official list*:		
Authorised	Denomination	Issued and paid up
£250,000	in Ordinary Shares of 0.1p	£190,310
	in	
	in	
£		£ 190,310
Details and the legal description of *securities* for which this application is being made:		
Authorised	Denomination	Issued and paid up (inclusive of present value)
£250,000	in Ordinary Shares of 0.1p	£2,400
	in	
£		£ 2,400
Nominal value	Redemption date	Coupon
£		

Amounts and descriptions of *securities* for which application is now being made (include distinctive numbers if any) where the *securities* are to be issued under a programme, give a description of the programme and the maximum amount of *securities* which may be *list*ed at any one time:
2,400,000 ordinary shares to be issued and allotted pursuant to the
unapproved option scheme.

Type of issue for which application is being made:
Block Listing

Please specify where the *applicant* is listed and the nature of the listing:	
Primary	London Stock Exchange
Secondary	

Please specify on which *markets* the *applicant* has applied to have its *securities* traded:

Information to be provided by a Public Sector Issuer of an EEA State that seeks admission of debt securities	
Series Number:	
Issue Price:	
Specified Denominations:	
Issue Date:	
Maturity Date:	
Form of Securities:	Bearer/Registered
Listing:	
ISIN:	

Confirmation

We acknowledge our obligations arising under the *listing rules* and the legal implications of *listing* under the Financial Services and Markets Act 2000. Accordingly, we confirm that:

(a) all the conditions for *listing* in the *listing rules* which are required to be fulfilled before the application have been fulfilled in relation to the *issuer* and the *securities* for which application is now made;

(b) all information required to be included in the *prospectus/listing particulars* has been included or, if the final version has not yet been submitted (or approved), will be included before it is submitted; and

(c) all the documents and information required to be included in the application have been or will be supplied in line with the *listing rules* and all other requirements of the *FSA* in respect of the application have been or will be complied with.

We undertake to comply with the *listing rules* so far as applicable to the *issuer*.

We undertake to comply with all applicable continuing obligations.

We acknowledge the obligation to comply with the requirement to publish a *supplementary prospectus* or *supplementary listing particulars* if, at any time after a *prospectus* or *listing particulars* have been approved and before dealings in any *securities* covered by this application begin, the *issuer* becomes aware that a significant new factor, material mistake or inaccuracy has arisen or has been noted in relation to the information included in the *prospectus* or *listing particulars*.

SIGNED BY X [signature] NICK WILLIAMS, DIRECTOR

Director/company secretary/suitably experienced *employee*/duly authorised officer, for and on behalf of:

BLUEBAY ASSET MANAGEMENT PLC

Name of *applicant*

Application to be heard on:	20/3/2007
Admission expected to be effective on:	~~20~~ 21/3/2007

Name(s) of contact(s) at *applicant* regarding the application:	JAMES BRACE
Telephone number(s) of contact(s) at *applicant* regarding the application:	0207 389 3604

JJB

Additional Information

Details of how fee's have been paid	
Method	Amount and date
Cheque	
BAC's/CHAP's (reference details required)	To follow later today.
Credit Card	
FTSE Classification (if known)	
FTSE Indices (if known)	FTSE 250
Countries of Secondary Listing (if applicable)	N/A
Accounting Standards used	IFRS
Auditing Standards used	IFRS

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

G

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number
03262598

Name of company

* insert full name of company

* BlueBay Asset Management plc

gives notice in accordance with section 123 of the above Act that by resolution of the company

dated 1 November 2006 the nominal capital of the company has been

increased by £ 230,000 beyond the registered capital of £ 20,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

Please tick here if continued overleaf

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed X [signature] Designation ‡ X Secretary Date X 22/1/2007

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

WEDNESDAY

AP2AQMVI
A09 07/02/2007 729
COMPANIES HOUSE

G

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

CHWP000

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03262598

Name of company

* insert full name of company

* BlueBay Asset Management plc

gives notice that:

on 22 November 2006, its "A", "B" and "D" Ordinary Shares, each of 1p nominal value, were split on a 10 for 1 basis, and its "C" Ordinary Shares, each of 10p nominal value, were split on a 100 for 1 basis, and the "A", "B", "C" and "D" shares were consolidated into one class of Ordinary Shares of 0.1p nominal value each.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed X [signature] Designation ‡ X Secretary Date X 22/1/2007

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room

WEDNESDAY

AP2AJMVB
A09 07/02/2007 736
COMPANIES HOUSE

FILE COPY

CERTIFICATE OF INCORPORATION

ON RE-REGISTRATION OF PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 3262598

The Registrar of Companies for England and Wales hereby certifies that

BLUEBAY ASSET MANAGEMENT PLC

formerly registered as a private company has this day been re-registered under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 15th November 2006

LD1 *LHABLKJB* 120
COMPANIES HOUSE 15/11/2006

S. Evans

SIMON EVANS

For The Registrar Of Companies

COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03262598

Company Name in full BlueBay Asset Management plc

	Day	Month	Year
Date of termination of appointment	0 1	1 1	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc: N/A

Please insert details as previously notified to Companies House.

Forename(s): Roger

Surname: Jenkins

	Day	Month	Year
†Date of Birth	3 0	0 9	1 9 5 5

A serving director, secretary etc must sign the form below.

Signed X [signature] **Date** X 22/1/2007

(** serving ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

JAMES BRACE, BLUEBAY ASSET MANAGEMENT,
TIMES PLACE, 45 PALL MALL, LONDON
SW1Y 5JG Tel 020 7389 3700
DX number DX exchange

WEDNESDAY
AP2ANMVF
A09 07/02/2007 732
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh

Form revised 10/03

Companies House
— for the record —

Please complete in typescript, or
in bold black capitals.
CHWP000

88(2)

(Revised 2005)

Return of Allotment of Shares

Company Number	03262598
Company name in full	BlueBay Asset Management plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From	To
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	Day 01 Month 11 Year 2006	Day Month Year

Class of shares (ordinary or preference etc)	Ordinary "A" shares	Ordinary "B" shares	Ordinary "D" shares
Number allotted	5,400,000	5,400,000	4,464,900
Nominal value of each share	0.1p	0.1p	0.1p
Amount (if any) paid or due on each share (including any share premium)	Fully paid	Fully paid	Fully paid

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

WEDNESDAY
AP2APMVH
A09 07/02/2007 730
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh or LP - 4 Edinburgh 2
for companies registered in Scotland

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s): Hugh Willis	Class of shares allotted	Number allotted
Address: Harroway House, The Harrow Way, Whitchurch, Hampshire	Ordinary "A" shares	N/A
	Ordinary "B" shares	2,700,000
UK Postcode RG28 7QT	Ordinary "D" shares	N/A
Name(s): Mark Poole	Class of shares allotted	Number allotted
Address: Shefford House, Great Shefford, Hungerford, Berkshire	Ordinary "A" shares	N/A
	Ordinary "B" shares	2,700,000
UK Postcode RG17 7EF	Ordinary "D" shares	N/A
Name(s): Barclays Bank PLC	Class of shares allotted	Number allotted
Address: 1 Churchill Place, London	Ordinary "A" shares	2,700,000
	Ordinary "B" shares	N/A
UK Postcode E14 5HP	Ordinary "D" shares	N/A
Name(s): Shinsei Bank, Limited	Class of shares allotted	Number allotted
Address: 1-8 Uchisawaicho 2-Chome, Chiyoda-Ku, Tokyo, 100-850, Japan	Ordinary "A" shares	2,700,000
	Ordinary "B" shares	N/A
UK Postcode	Ordinary "D" shares	N/A
Name(s): Appleby Nominees (Jersey) Limited	Class of shares allotted	Number allotted
Address: 13-14 Esplanade, St Helier, Jersey, Channel Islands, JE1 1BD	Ordinary "A" shares	N/A
	Ordinary "B" shares	N/A
UK Postcode	Ordinary "D" shares	4,464,900

Please enter the number of continuation sheets (if any) attached to this form

Signed X [signature] Date X 22/1/2007

** A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** *Please delete as appropriate*

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Tel

DX number DX exchange

ISSUER'S DECLARATION

This declaration may be amended to meet individual cases. Paragraph 7 may be deleted where appropriate.

To: The *FSA*

Date: 1st February 2007

I, **NICHOLAS MARK WILLIAMS** a *director* of BlueBay Asset Management plc, declare as follows:

1. that to the best of my knowledge, information and belief (having taken reasonable care to ensure that this is the case), compliance has been made with all other legal requirements in connection with such issue/offer/placing/introduction;
2. that all applicable conditions for *listing* set out in *LR* 2 and, if applicable, *LR* 6 have been fulfilled in relation to the *applicant* and the *securities* of the *applicant* referred to above:
3. that 70,000,000 ordinary shares of 0.1 pence each in the capital of the *applicant* have been purchased for cash and fully transferred to the purchasers;
4. that 20,775,000 ordinary shares of 0.1 pence each have been subscribed for in cash and fully allotted to a nominee shareholder to hold on behalf of the subscribers, in accordance with the terms of subscription;
5. that all money due to the *applicant* in respect of the issue/offer/placing has been received by it;
6. that the definitive documents of title have been delivered;
7. that all *shares* of each *class* referred to above are in all respects identical*;
8. that no alterations have been made to the *prospectus*, or *listing particulars* approved for publication by the *FSA* other than in relation to the pricing of the issue or takeover offer, number of *securities*, figures depending on such information, and correction of errors; and
9. that there are no other facts bearing on the *applicant's* application for *listing* of such *securities* which, in my opinion, should be disclosed to the *FSA*.

SIGNED BY x ________________________________

Director, for and on behalf of

BlueBay Asset Management plc

____

Name of *applicant*

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

* In this context identical means:

a) the *securities* are of the same nominal value with the same amount called up or paid up;
b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and
c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

JJB

Companies House — for the record —

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03262598

Company Name in full BlueBay Asset Management plc

	Day	Month	Year
Date of appointment	01	11	2006
†Date of Birth	17	09	1969

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Alexander

Surname: Khein

Previous Forename(s): N/A Previous Surname(s): N/A

†† Usual residential address: Flat 19, 1 Royal Avenue

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

Post town: London Postcode: SW3 4QD

County / Region: N/A Country: England

†Nationality: USA †Business occupation: Chief Operating Officer

†Other directorships (additional space overleaf): N/A

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature X [signature] **Date** 15/1/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed X [signature] **Date** X 22/1/2007

(**a ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Company Number 03262598

† Directors only.

†Other directorships N/A

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

288a

Companies House — for the record

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHWP000

Company Number 03262598

Company Name in full BlueBay Asset Management plc

	Day	Month	Year		Day	Month	Year
Date of appointment	2 2	1 1	2 0 0 6	†Date of Birth	2 2	1 2	1 9 4 7

Appointment form

Notes on completion appear on reverse.

Appointment as director ✓ as secretary ☐ *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc:

Forename(s): Tom

Surname: Cross Brown

Previous Forename(s): N/A Previous Surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ☐

†† Usual residential address: Shipton Old Farm

Post town: Winslow Postcode: MK18 3JL

County / Region: Buckingham Country: England

†Nationality: British †Business occupation: Non-executive director

†Other directorships (additional space overleaf): Alpha Securities Trading Limited; Artemis Alpha Trust PLC;

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature X [signature] **Date** X 15/1/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed X [signature] **Date** X 15/1/2007

(**a director / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

JAMES BRACE, BLUEBAY ASSET MANAGEMENT,
TIMES PLACE, 45 PALL MALL, LONDON
SW1Y 5JG Tel 020 7389 3700
DX number DX exchange

WEDNESDAY
AP2AKMVC
A09 07/02/2007 735
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh 2

Form 10/03

Company Number 03262598

† Directors only.

†Other directorships

Heathfield School Foundation; P.A.T. (Pensions) Limited; Pearl Group

Limited; Pearl Assurance Public Limited Company; NPI Limited; National

Provident Life Limited; London Life Limited; Islip Consulting Limited;

Heathfield St. Mary's School; ABN AMRO Asset Management (Fixed

Income) Limited; (see attached sheet for continuation)

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

CONTINUATION SHEET

BLUEBAY ASSET MANAGEMENT PLC – COMPANY NUMBER 03262598

FORM 288A: TOM CROSS BROWN

Other Directorships:

Quintain Estates & Development PLC

Quintain Services Limited

ABN AMRO GSTS (UK) Limited

Artemis Investment Management Limited

ABN AMRO Trustee Limited

ABN AMRO Asset Management Limited

ABN AMRO Asset Management (Holdings) Limited

Artemis Fund Managers Limited

Falcon Asset Backed Investments Limited

Argonaut European Income Fund Limited

LFM GROUP LASERFORM

43(3)(e)

Please complete in typescript, or in bold black capitals.

Declaration on application by a private company for re-registration as a public company

CHFP025

Company Number 03262598

Company Name in full BlueBay Asset Management Limited

I, Nick Williams

of Bickley Court Cottage, Chislehurst Road, Bickley, Kent, BR1 2NW

❶ Please delete as appropriate.

❶ [a director][XXXXXXXXX] of the company do solemnly and sincerely declare that:

1. the company passed a special resolution on (Day Month Year) 0 1 1 1 2 0 0 6 that the company be re-registered as a public company;
2. the conditions of sections 44 and 45 of the Companies Act 1985 (so far as applicable) have been satisfied;
3. between the balance sheet date and the application for re-registration, there has been no change in the company's financial position resulting in the amount of its net assets becoming less than the sum of its called-up share capital and undistributable reserves.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835

Declarant's signature

Declared at Times Place, 45 Pall Mall, London SW1Y 5JG

on (Day Month Year) 1 4 1 1 2 0 0 6

❷ Please print name.

before me ❷ DENZIL GUNNER.

Signed

Date 14 November 2006

A XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7466 2507

DX number 28 DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD1 *LHA8GKJ3* 125
COMPANIES HOUSE 15/11/2006

Laserform International 12/99

5883410

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BLUEBAY ASSET MANAGEMENT LIMITED

We have audited the Group and Parent Company financial statements (the "financial statements") of BlueBay Asset Management Limited for the year ended 30 June 2006 which comprise the Group Income Statement, the Group and Parent Company Balance Sheets, the Group and Parent Company Cash Flow Statements, the Group and Parent Company Statement of Change in Shareholders' Equity and the related notes. These financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and have been properly prepared in accordance with the Companies Act 1985. We report to you whether in our opinion the information given in the Directors' Report is consistent with the financial statements. We also report to you if, in our opinion, the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited financial statements. The other information comprises only the Directors' Report. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. Our responsibilities do not extend to any other information.

INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BLUEBAY ASSET MANAGEMENT LIMITED (continued)

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Group's and Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 30 June 2006 and of its profit and cash flows for the year then ended;

- the parent Company financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union as applied in accordance with the provisions of the Companies Act 1985, of the state of the parent Company's affairs as at 30 June 2006 and cash flows for the year then ended;

- the financial statements have been properly prepared in accordance with the Companies Act 1985; and

- the information given in the Directors' Report is consistent with the financial statements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
29 September 2006

G

COMPANIES FORM No. 123
Notice of increase in nominal capital

123

CHWP000

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03262598

Name of company

* insert full name of company

* BLUEBAY ASSET MANAGEMENT LIMITED

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 22 JUNE 2006 the nominal capital of the company has been increased by £ 154 beyond the registered capital of £ 19,846.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

As set out in the company's articles of association in relation to C ordinary shares.

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed X [signature] Designation ‡ X Secretary Date X 22/1/2007

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room

WEDNESDAY

AP2ASMVK
A09 07/02/2007 727
COMPANIES HOUSE

G

CHWP000

COMPANIES FORM No. 122

Notice of consolidation, division, sub-division, redemption or cancellation of shares, or conversion, re-conversion of stock into shares

122

Please do not write in this margin

Pursuant to section 122 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03262598

Name of company

* Insert full name of company

*BLUEBAY ASSET MANAGEMENT LIMITED

gives notice that:

by a resolution dated 22 June 2006, 15,400 of the unissued D ordinary shares of one penny each in the capital of the company have been cancelled in accordance with section 121(2)(e) of the Companies Act 1985 and the total authorised share capital reduced by £154 to £19,846.

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed X [signature] Designation ‡ X Secretary Date X 22/1/2007

Presenter's name address and reference (if any) :

For official Use (02/06)
General Section

Post room

WEDNESDAY

AP2ATMVL
A09 07/02/2007 726
COMPANIES HOUSE

THE COMPANIES ACT 1985

WRITTEN RESOLUTIONS OF BLUEBAY ASSET MANAGEMENT LIMITED (THE "COMPANY")

We, the undersigned, hereby agree, pursuant to Article 68 of the articles of association of the Company (the "**Articles**"), that the following written resolutions be passed:

RESOLUTIONS

1. **THAT** 15,400 of the unissued D ordinary shares in the Company of one penny each ("**D Shares**") created pursuant to resolutions passed on 20 April 2006 be cancelled in accordance with section 121(2)(e) of the Companies Act 1985 (the "**Act**") and Article 10(d) of the Articles and the total authorised share capital reduced by £154 to £19,846 and ~~THAT the share capital be immediately increased by £154 to £20,000 in accordance with section 121(2)(a) of the Act and Article 10(a) of the Articles, the further £154 comprising 15,400 further C ordinary shares in the Company of one penny each ("C Shares")~~;

2. **THAT**, pursuant to Article 8 of the Articles, the directors be authorised to allot C Shares up to a maximum nominal amount of £3,039, being a maximum of 303,900 C Shares, provided that this authority shall expire on the fifth anniversary of the date of this resolution. Any previous authority under section 80 of the Companies Act 1985, to the extent that it related to authorised but unissued C Shares or D Shares cancelled under Resolution 1 above, is hereby revoked;

3. **THAT**, pursuant to Article 8 of the Articles, the pre-emption rights which would otherwise apply to the allotment of C Shares authorised to be allotted under Resolution 2 above are hereby disapplied. Such disapplication shall expire on the fifth anniversary of the date of this resolution. Any previous approval under Article 8, to the extent that it related to authorised but unissued C Shares or D Shares cancelled under Resolution 1 above, is hereby revoked;

4. **THAT** Article 3 of the Articles be amended so as to read: "The authorised share capital of the Company at the date of adoption of these articles is £20,000, divided into 600,000 A Shares, 600,000 B Shares, 303,900 C Shares and 496,100 D Shares, all of 1 penny each.";

5. **THAT** Section 5 of the memorandum of association of the Company (the "**Memorandum**") be amended so as to read: "The Company's share capital is £20,000 divided into 2,000,000 shares of one penny each."; and

6. **THAT** the versions of the Articles and the Memorandum amended in this way, copies of which are attached to this resolution, be adopted as the new articles of association and the new memorandum of association of the Company in substitution for the existing Articles and Memorandum.

The undersigned note that the above resolutions disapplying pre-emption rights, amending the Articles and any variation of share rights require the approval of the holders of more than 50 per cent. of the B ordinary shares in issue and Institutional Consent, being the prior written approval of the holders of more than 70 per cent. of the A ordinary shares in issue. The undersigned hereby agree that execution of these written resolutions constitutes simultaneous Institutional Consent and approval of the holders of more than 50 per cent. of the B ordinary shares in issue.

In accordance with Article 68 of the Articles, these written resolutions may be executed in several documents in like form each stating the terms of the resolutions accurately and signed by or on behalf of one or more of the members of the Company.

....	....
For and on behalf of Barclays Bank PLC	For and on behalf of Shinsei Bank, Limited
Date: 22/6/06	Date:

10/4296060_1

WEDNESDAY *AP2AVMVN* A09 07/02/2007 724 COMPANIES HOUSE

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

88(2)
(Revised 2005)
Return of Allotment of Shares

Company Number: 03262598

Company name in full: BlueBay Asset Management plc

Shares allotted (including bonus shares):
(see Guidance Booklet GBA6)

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	22	11	2006			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	20,775,000		
Nominal value of each share	0.01p		
Amount (if any) paid or due on each share (including any share premium)	Fully paid		

List the names and addresses of the allottees and the number and class of shares allotted to each overleaf

If the allotted shares (including bonus shares) are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			
% (if any) that each share is to be paid up in cash			

Consideration for which the shares were allotted (This information must be supported by the original or a certified copy of the contract or by Form 88(3) if the contract is not in writing)	

WEDNESDAY
AP2AIMVA
A09 07/02/2007 737
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
for companies registered in Scotland or LP - 4 Edinburgh 2

Names and addresses of the allottees

Shareholder details (list joint allottees as one shareholder)	Shares and share class allotted	
Name(s) Appleby Nominees (Jersey) Limited	Class of shares allotted	Number allotted
Address 13-14 Esplanade, St. Helier, Jersey, Channel Islands, JE1 1BD	Ordinary	20775000
UK Postcode		
Name(s) Mark Poole	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name(s)	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed X [signature] Date X 22/1/2007

** A ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver / official receiver / receiver manager / voluntary arrangement supervisor~~

** Please delete as appropriate

Contact Details

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

	Tel
DX number	DX exchange

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.

CHWP000

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 03262598

Company Name in full BlueBay Asset Management plc

	Day	Month	Year		Day	Month	Year
Date of appointment	01	11	2006	†Date of Birth	21	03	1956

Appointment form

Appointment as director ✓ as secretary [ ] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

Notes on completion appear on reverse.

NAME *Style / Title: Mr *Honours etc:

Forename(s): Nicholas Mark

Surname: Williams

Previous Forename(s): N/A Previous Surname(s): N/A

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 [ ]

†† Usual residential address: Bickley Court Cottage, Chislehurst Road

Post town: Bickley Postcode: BR1 2NW

County / Region: Kent Country: England

†Nationality: British †Business occupation: Chief Financial Officer

†Other directorships (additional space overleaf): N/A

I consent to act as ** director ~~/ secretary~~ of the above named company

Consent signature X [signature] **Date** X 22/1/2007

* Voluntary details.
† Directors only.
**Delete as appropriate

A director, secretary etc must sign the form below.

Signed X [signature] **Date**

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record..

JAMES BRACE, BLUEBAY ASSET MANAGEMENT, TIMES PLACE, 45 PALL MALL, LONDON SW1Y 5JG Tel 020 7389 3700

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff for companies registered in England and Wales or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB for companies registered in Scotland DX 235 Edinburgh or LP - 4 Edinburgh 2

WEDNESDAY *AP2ALMVD* A09 07/02/2007 734 COMPANIES HOUSE

Company Number 03262598

† Directors only.

†Other directorships N/A

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Companies House
— for the record —

Please complete in typescript, or in bold black capitals.
CHWP000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 03262598

Company Name in full BlueBay Asset Management plc

	Day	Month	Year
Date of termination of appointment	0 1	1 1	2 0 0 6

as director ✓ as secretary ☐ *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME *Style / Title: Mr *Honours etc: N/A

Please insert details as previously notified to Companies House.

Forename(s): Mark

Surname: Militello

	Day	Month	Year
†Date of Birth	2 5	0 7	1 9 6 2

A serving director, secretary etc must sign the form below.

Signed X [signature] **Date** X 22/1/2007

(** serving ~~director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~)

* Voluntary details.
† Directors only.
** Delete as appropriate

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record

JAMES BRACE, BLUEBAY ASSET MANAGEMENT, TIMES PLACE, 45 PALL MALL, LONDON SW1Y 5JG Tel 020 7389 3700

DX number DX exchange

WEDNESDAY
AP2AOMVG
A09 07/02/2007 731
COMPANIES HOUSE

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh
or LP - 4 Edinburgh

Form revised 10/03

Companies House

— for the record —

Company Name

BLUEBAY ASSET MANAGEMENT LIMITED

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

A26 *AC3PZKYU* 298
COMPANIES HOUSE 30/11/2006

Company Type
Private Company Limited By Shares

Company Number
3262598

Information extracted from Companies House records on
6th October 2006

Section 1: Company details

Ref: 3262598/03/10	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Times Place 45 Pall Mall London SW1Y 5JG**	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held At Registered Office**	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Not Applicable**	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code Description 6712 Security broking & fund management**	**SIC CODE Description**

> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Nicholas WILLIAMS **Address** Bickley Court Cottage Chislehurst Road Bickley Kent BR1 2NW	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Nicholas WILLIAMS ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Roger JENKINS **Address** 30 Albert Bridge House Albert Bridge Road London SW11 4PL **Date of birth** 30/09/1955 **Nationality** British **Occupation** Banker	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Roger JENKINS ceased to be director (if applicable) __ / __ / ____

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Mark MILITELLO** **Address** **Paul Kennon House \ 106** **2-4-1 Aobadai Meguro Ku** **Tokyo 153-0042** **Japan** **Date of birth** 25/07/1962 **Nationality** **American** **Occupation** **Bank Officer**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Mark MILITELLO ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** **Mark POOLE** **Address** **Shefford House** **Great Shefford** **Hungerford** **Berkshire** **RG17 7EF** **Date of birth** **19/07/1961** **Nationality** **British** **Occupation** **Fund Manager**	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Mark POOLE ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Hans Joerg RUDLOFF **Address** Flat 7 7 Onslow Gardens London SW7 3LY **Date of birth** 11/10/1940 **Nationality** German **Occupation** Banker	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Hans Joerg RUDLOFF ceased to be director (if applicable) __ / __ / ____
> Director *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Hugh WILLIS **Address** Harroway House The Harrow Way Whitchurch Hampshire RG28 7QT **Date of birth** 11/03/1960 **Nationality** British **Occupation** Fund Manager	Name ____ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____ UK Postcode Date of birth __ / __ / ____ Nationality ____ Occupation ____ Date of change __ / __ / ____ Date Hugh WILLIS ceased to be director (if applicable) __ / __ / ____

Section 3: Share Capital

	Current details	Amended details
> **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.*	**Class of share** Ordinary A	Class of share
	Nominal value of each share £0.01	Nominal value of each share
	Number of shares issued 600,000	Number of shares issued
	Aggregate Nominal Value of issued shares £6,000.00	Aggregate Nominal Value of issued shares
	Class of share Ordinary B	Class of share
	Nominal value of each share £0.01	Nominal value of each share
	Number of shares issued 600,000	Number of shares issued
	Aggregate Nominal Value of issued shares £6,000.00	Aggregate Nominal Value of issued shares
> **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Total number of shares issued** ~~1,200,000~~	Total number of shares issued 1,696,100
	Total Nominal value of shares issued ~~£12,000.00~~	Total Nominal value of shares issued £16,961.00

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

- CLASS OF SHARE
  ORDINARY D
- NOMINAL VALUE OF EACH SHARE
  £0.01
- NUMBER OF SHARES ISSUED
  496,100
- AGGREGATE NOMINAL VALUE OF ISSUED SHARES
  £4,961.00

Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

Current details	Amended details	Shares transferred
> **Shareholder Name** BARCLAYS BANK PLC	Name ______	
Address ~~54 Lombard Street London EC3P 3AH~~	Address ONE CHURCHILL PLACE LONDON UK Postcode E14 5HP	**Shares transferred by** **BARCLAYS BANK PLC**
Shares held *Class* Ordinary A *Number* 300000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** Mark POOLE	Name ______	
Address Shefford House Great Shefford Hungerford Berkshire RG17 7EF	Address ______ UK Postcode ____ ___	**Shares transferred by** **Mark POOLE**
Shares held *Class* Ordinary B *Number* 300000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____
> **Shareholder Name** ~~SHINSEI BANK LTD~~	Name SHINSEI BANK, LIMITED	
Address 1-8 Uchisaiwaicho 2-CHOME Tokyo 100-8501 Japan	Address ______ UK Postcode ____ ___	**Shares transferred by** **SHINSEI BANK LTD**
Shares held *Class* Ordinary A *Number* 300000	**Shares held** *Class* ______ *Number* ______	*Class* ______ *Number* ______ *Date of transfer* __/__/____

Current details	Amended details		Shares transferred		
> **Shareholder** **Name** Hugh WILLIS	Name ______				
Address Harroway House The Harrow Way Whitchurch Hampshire RG28 7QT	Address ______ ______ ______ UK Postcode		**Shares transferred by** Hugh WILLIS		
Shares held *Class* Ordinary B, *Number* 300000	**Shares held** *Class*	*Number*	*Class*	*Number*	*Date of transfer*
	______	______	______	______	__/__/____
	______	______	______	______	__/__/____

Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name APPLEBY NOMINEES (JERSEY) LIMITED Address PO BOX 207 13-14 ESPLANADE, ST HELIER JERSEY CHANNEL ISLANDS UK Postcode JE1 1BD	496,100 ORDINARY D SHARES	—	—
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Companies House
— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £30.

Signature (Director / Secretary)

Date 29 / 11 / 2006

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *11/10/2006*

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **11th October 2007** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name: NICK WILLIAMS

Telephone number *inc code*: 020 7 389 3700

Address:
BLUEBAY ASSET MANAGEMENT
TIMES PLACE, 45 PALL MALL
LONDON

DX number *if applicable*: __ __ __ __ __ __

DX exchange

Postcode SW1Y 5JG

Company Balance Sheet

As at 30 June 2006

	Note	2006 £000's	2005 £000's Restated*	2004 £000's Restated*
Assets				
Non-current assets				
Property, plant and equipment	28	2,504	1,066	1,252
Intangible assets	29	1,525	798	880
Investments	30	3,753	79	79
Deferred tax asset	34	594	137	665
Non current receivables	31	1,101	1,015	503
Total non-current assets		9,477	3,095	3,379
Current assets				
Trade and other receivables	31	31,571	13,157	4,643
Derivative financial instruments	35	246	-	80
Cash and cash equivalents	32	24,986	15,103	8,324
Total current assets		56,803	28,260	13,047
Total assets		66,280	31,355	16,426
Liabilities				
Non-current liabilities				
Deferred tax liability	34	117	117	29
Liability for share based payments	36	12,018	-	-
		12,135	117	29
Current liabilities				
Trade and other payables	33	20,333	7,039	2,743
Current tax liabilities		5,321	3,583	-
Derivative financial instruments	35	-	333	-
Total current liabilities		25,654	10,955	2,743
Total liabilities		37,789	11,072	2,772
Shareholders' equity				
Share capital	37	12	12	12
Share premium	38	15,587	15,587	15,587
Retained earnings	38	12,445	4,684	(1,945)
Other reserves	38	447	-	-
Total shareholders' equity		28,491	20,283	13,654
Total liabilities and shareholders' equity		66,280	31,355	16,426

* Restated for change in accounting policies on first time adoption of IFRS - Note 41

The notes on pages 58 to 73 are an integral part of these Company financial statements.

The financial statements on pages 55 to 73 were approved by the board of directors and authorised for issue on 29 September 2006 and signed on its behalf by:

Director: **Hugh Willis** Director: **Mark Poole**

PRICEWATERHOUSECOOPERS

AUDITORS' STATEMENT TO BLUEBAY ASSET MANAGEMENT LIMITED FOR THE PURPOSE OF SECTION 43(3)(b) OF THE COMPANIES ACT 1985

We have examined the balance sheet of BlueBay Asset Management Limited as at 30 June 2006 which formed part of the financial statements for the year then ended audited by us. The financial statements have been prepared under the accounting policies set out therein.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the balance sheet in accordance with applicable law and International Financial Reporting Standards ("IFRS").

This statement has been prepared for and only for the company in accordance with Section 43(3)(b) of the Companies Act 1985 and for no other purpose. We do not, in producing this statement, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or in to whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion

The scope of our work for the purpose of this statement was limited to an examination of the relationship between the company's net assets and its called-up share capital and undistributable reserves as stated in the audited balance sheet in connection with the company's proposed re-registration as a public company.

Opinion

In our opinion the balance sheet at 30 June 2006 shows that the company's net assets of £28.491million was not less than the aggregate of its called-up share capital and undistributable reserves.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Registered Auditors
13 November 2006

LD1 *LHA8FKJ2* 126
COMPANIES HOUSE 15/11/2006

LFM GROUP LASERFORM

43(3)

Please complete in typescript, or in bold black capitals.

CHFP025

Application by a private company for re-registration as a public company

Company Number 03262598

Company Name in full BlueBay Asset Management Limited

applies to be re-registered as a public company by the name of:

❶ BlueBay Asset Management plc

and for that purpose delivers the following documents for registration:

❶ Please insert full name of company amended to make it appropriate for this company as a public limited company.

1. A declaration on form 43(3)(e) by a director or secretary, according to section 43(3)(e) of the Companies Act 1985
2. A printed copy of the memorandum and articles as altered in pursuance of the special resolution under section 43(1)(a) of the above Act
3. A copy of the auditors written statement in relation to section 43(3)(b) of the above Act
4. A copy of the relevant balance sheet with the auditors unqualified report

15 NOV 2006 COMPANIES HOUSE

248773

❷ XXXXXXXXXXXXXXXXXXXXXX.

❷ Please delete if section 44 of the Act does not apply.

Signed [signature] **Date** 15 November 2006

† Please delete as appropriate.

† a director / XXXXXX

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Herbert Smith LLP
Exchange House, Primrose Street, London, EC2A 2HS

Tel 020 7466 2507

DX number 28 DX exchange

LD1 *LHA8HKJ4* 124
COMPANIES HOUSE 15/11/2006

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number
03262598

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

(adopted by written resolution passed on 1 November 2006, to take effect on the Company's re-registration as a public limited company, expected to be on 15 November 2006)

1. The Company's name is BlueBay Asset Management plc.

2. The Company is a public limited company.

3. The Company's registered office is to be situated in England and Wales.

4. The Company's objects are:

   (a) To carry on business as a general commercial company and any trade or business whatsoever and any lawful purpose pursuant to the Act.

   (b) To carry on any other trade or business whatever which can in the opinion of the Board of Directors be advantageously carried on in connection with or ancillary to any of the businesses of the Company.

   (c) To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

   (d) To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere any patents, patent rights, brevets d'invention, licences, secret processes, trade marks, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

   (e) To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter

into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(f) To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

(g) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

(h) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

(i) To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

(j) To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

(k) To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated, directly or indirectly, to prejudice the Company's interests.

(l) To enter into any arrangements with any government or authority (supreme, municipal, local or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

(m) To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stock,

bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures, debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

(n) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

(o) To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

(p) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

(q) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(r) To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment to him or them of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(s) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

(t) To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its Directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been Directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance; and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and

maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such purchase schemes to be established or maintained.

(u) Subject to and in accordance with due compliance with the provisions of Sections 155 to 158 (inclusive) of the Act (if and so far as such provisions shall be applicable), to give, whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of the Act) for any such purpose as is specified in Section 151(1) and/or Section 151(2) of the Act.

(v) To distribute among the Members of the Company in kind any property of the Company of whatever nature.

(w) To procure the Company to be registered or recognised in any part of the world.

(x) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

(y) To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

AND so that:-

(1) None of the objects set forth in any sub-clause of this Clause shall be restrictively construed but the widest interpretation shall be given to each such object, and none of such objects shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this Clause, or by reference to or inference from the name of the Company.

(2) None of the sub-clauses of this Clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub-clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each sub-clause of this Clause as though each such sub-clause contained the objects of a separate Company.

(3) The word "Company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

(4) In this Clause the expression "the Act" means the Companies Act 1985, but so that any reference in this Clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

5. The liability of the Members is limited.

6. The Company's authorised share capital is £200,000 represented by 6,000,000 A Shares of 1p each, 6,000,000 B Shares of 1p each, 303,900 C Shares of 10p each and 4,961,000 D Shares of 1p each.

Company Number
03262598

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

OF

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

(adopted by written resolution passed on 01 November 2006 to take effect on the Company's re-registration as a public limited company, expected to be on 15 November 2006)

PRELIMINARY

1. None of the regulations contained or incorporated in Table A shall apply to the Company. For the purposes of these articles, Table A means Table A in the Schedule to the Companies (Tables A to F) Regulations 1985, as amended by the Companies (Tables A to F) (Amendment) Regulations 1985.

INTERPRETATION

2. (1) In these articles:

"**Act**" means the Companies Act 1985 including any statutory modification or re-enactment of it for the time being in force;

"**A Shares**" means A ordinary shares of 1 penny each in the capital of the Company and "**A Shareholder**" means a holder of any of them;

"**Barclays Group**" comprises Barclays Bank PLC and each member of Barclays Bank PLC's Wholly-Owned Group;

"**Board**" or "**directors**" means the board of directors of the Company;

"**B Shares**" means B ordinary shares of 1 penny each in the capital of the Company and "**B Shareholder**" means a holder of any of them;

"**Business Day**" means a day (other than a Saturday or Sunday) on which banks are generally open in London for normal business;

"**C**" **Shares** means C ordinary shares of 10 pence each in the capital of the Company and

"C" **Shareholder** means a holder of any of them;

"D" **Shares** means D ordinary shares of 1 penny each in the capital of the Company and "D" **Shareholder** means a holder of any of them;

"clear days" in relation to the period of a notice means that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"Connected Person" in relation to an individual means his spouse, child or remoter issue;

"Conversion Event" means the event detailed in clause 3A(6) of the Shareholders Agreement;

"Defaulting Investor" means any A Shareholder which fails to make any payment due to be made by it pursuant to clauses 2 and 3 of the Shareholders Agreement;

"employees" shall be deemed to include consultants and directors (other than Institutional Directors and the chairman) and the terms **"employee"** and **"employed"** shall be construed accordingly;

"equity share" means any share other than a share which, either as respects dividends or as respects capital, only carries the right to participate up to a specified amount in a distribution;

"executed" includes any mode of execution;

"Fair Price" means:

(a) the price which an investment bank appointed by the Company, to report to the Company, the A Shareholders and the B Shareholders, states in writing to be in its opinion the fair value of the shares concerned on a sale as between a willing seller and a willing purchaser and in determining such fair value the investment bank shall be instructed in particular:

(i) to have regard to the rights and restrictions attached to such shares in respect of income and capital but to disregard any other special rights or restrictions attached to such shares;

(ii) to disregard whether such shares represent a minority or a majority interest;

(iii) if the Company is then carrying on business as a going concern, to assume that it will continue to do so,

and the shareholders shall disclose to the investment bank any information which may be relevant to it in giving its opinion and shall be entitled to make representations to the investment bank providing that the investment bank (all of whose charges shall be borne by the Company) shall be considered to be acting as experts and not as arbitrators and their decision shall be final and binding; or

(b) such other price as may be agreed between the transferor and the Board, with the consent of more than 50 per cent. of the holders of B Shares from time to time in issue and Institutional Consent;

"**Family Trust**" means a trust (whether arising under a settlement, declaration of trust, testamentary disposition or on an intestacy) under which no immediate beneficial interest in the shares in question is for the time being or may in future be vested in any person other than the member or former member establishing the trust or a Connected Person of that member or former member;

"**Flotation**" means the unconditional granting of permission for any of the equity shares in the Company to be dealt in on any recognised investment exchange (within the meaning of section 207 of the Financial Services Act 1986);

"**Group**" means the Company and its subsidiaries from time to time and "**Group Company**" means any of them;

"**holder**" in relation to shares in the Company means the member whose name is entered in the Company's register of members as the holder of the shares;

"**Institutional Consent**" means prior written approval of the Majority Holders;

"**Institutional Directors**" means those directors of the Company appointed under articles 90 and 91 as Institutional Directors (or their respective alternates);

"**Institutional Group**" means the Barclays Group and the Shinsei Group;

"**Investor**" means each of Barclays Capital, the investment banking division of Barclays Bank PLC and Shinsei Bank, Ltd. and "**Investors**" means both of them;

"**Listing**" means the admission of all or any of the ordinary share capital of the Company to the Official List of the UK Listing Authority and to trading on the main market of the London Stock Exchange or the grant of permission for the same to be traded on the Alternative Investment Market of the London Stock Exchange or the admission of the same to, or the grant of permission by any like authority for the same to be traded on, any other equivalent or similar share market;

"**Majority Holders**" means the holders of more than 70 per cent. of the A Shares in issue for the time being;

"**Non-Defaulting Investor**" means any Investor which is not a Defaulting Investor;

"**office**" means the registered office of the Company;

"**Original Managers**" means Hugh John Ramsay Willis of Harroway House, The Harrow Way, Whitchurch, Hampshire RG28 7QT and Mark Nicholas John Poole of Shefford House, Great Shefford, Hungerford, Berkshire, RG17 7EF;

"**paid up**" includes credited as paid up;

"**seal**" means any common seal of the Company or any official seal or securities seal which the Company may have or be permitted to have under the Statutes;

"**secretary**" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

"**Shareholders Agreement**" means the agreement dated 3 July, 2001 made between (inter alia) the Company (1), Barclays Capital, the investment banking division of Barclays Bank PLC (2) and Shinsei Bank Ltd. (3) as the same may be amended from time to time;

"**Shinsei Group**" comprises Shinsei Bank, Ltd. and each member of Shinsei Bank, Ltd.'s Wholly-Owned Group;

"**Statutes**" means the Act and every other statute, statutory instrument, regulation or order for the time being in force concerning companies registered under the Act;

"**Subscription Price**" means, in relation to a share, the amount paid up upon that share plus the amount of any premium at which that share was issued, to the extent the same has not been distributed by way of bonus issue or repayment of capital in respect of that share;

"**these articles**" means these articles of association, as from time to time altered;

"**United Kingdom**" means the United Kingdom of Great Britain and Northern Ireland;

"**Wholly-Owned Group**" in relation to a company, means that company, all its wholly-owned subsidiaries, all holding companies of which it is a wholly-owned subsidiary and all other wholly-owned subsidiaries of each of those holding companies.

(2) Unless the context otherwise requires, words or expressions contained in these articles bear the same meaning as in the Act but excluding any statutory modification of them not in force when these articles become binding on the Company.

(3) References in these articles to the transfer of a share include the transfer or other disposal of any beneficial interest in that share.

SHARE CAPITAL

3. The authorised share capital of the Company at the date of adoption of these articles is £200,000, represented by 6,000,000 A Shares of 1p each, 6,000,000 B Shares of 1p each, 303,900 C Shares of 10p each and 4,961,000 D Shares of 1 p each.

4. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine.

5. Subject to the provisions of the Act, shares may be issued which are to be redeemed or are to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

6. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment

of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

7. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

8. Shares which are comprised in the authorised share capital of the Company shall be under the control of the directors who may (subject to Section 80 of the Act) allot, grant options over or otherwise dispose of the shares to such persons, on such terms and in such manner as they think fit PROVIDED THAT save with Institutional Consent and the approval of the holders of more than 50 per cent. of the B Shares in issue from time to time or as provided in the Shareholders Agreement:

(a) before issuing any equity shares in the Company, or any rights to subscribe for or convert securities into equity shares in the Company, the directors shall offer them for subscription to every person who at the date of the offer holds equity shares other than C Shares in the Company (the "**Offer**");

(b) the Offer shall be made by notice in writing stating the number or amount of shares (or rights to shares) being offered, the price at which they are being offered (the "**Offer Price**") and any other terms of the Offer;

(c) the Offer shall remain open for the period (being not less than 30 days) specified in the notice and, if not accepted within that period, the Offer will be deemed to be declined by the holder concerned;

(d) the directors shall allot the shares or rights to subscribe or convert (in the case of competition) to those holders who apply for them in proportion (as far as practicable) to the aggregate nominal value of the equity shares in the Company then held by them respectively, but so that an applicant shall not be allotted more shares or rights than the number for which he has applied; and

(e) any share or right not taken up under the Offer may (at any time up to three months after the expiry of the Offer) be allotted by the directors at such price (being not less than the Offer Price), on such terms (being no less favourable to the Company than the terms of the Offer), in such manner and to such persons as the directors think fit, subject to the provisions of article 22(2).

9. Section 89(1) of the Act (which regulates the power to allot equity securities, as defined in section 91(1) of the Act) is excluded.

CONVERSION

9A(1) On a Conversion Event, each A Share not transferred in accordance with clauses 3A(2), 3A(3) and 3A(4) of the Shareholders Agreement shall convert into one Deferred Share.

(2) Immediately following Conversion, the Company shall give written notice to the relevant A Shareholder informing him of the number of Deferred Shares (if any) of which he is the holder and that A Shareholder shall, promptly following receipt of such notice, deliver to the

Company the share certificate(s) relating to the A Shares of which he was, prior to Conversion, a holder and the Company shall, on receipt of such certificate(s), deliver to him (a) new certificate(s) in respect of the A Shares and/or Deferred Shares of which, after Conversion, he is a holder.

(3) The Deferred Shares shall enjoy the following rights and be subject to the following restrictions:

(a) a Deferred Share shall entitle its holder on a return of capital on a winding-up (but not otherwise) only to repayment of the amount paid up on that share after repayment to each A Shareholder of a sum equal to the capital paid up on each A Share plus £10,000,000 per A Share;

(b) a Deferred Share shall not entitle its holder to receive any dividend or other distribution of the Company;

(c) a Deferred Share shall not entitle its holder to receive notice of, or to attend and vote at, any general meeting of the Company; and

(d) Deferred Shares shall be redeemable at the instance of the Company by payment to each holder of Deferred Shares of £0.01 for every 1,000 Deferred Shares (or part of 1,000 Deferred Shares) held by him, whereupon those Deferred Shares shall be deemed to be redeemed and cancelled and the holder of those Deferred Shares shall tender his certificate in respect of those shares to the Company for cancellation.

ALTERATION OF SHARE CAPITAL

10. The Company may with the unanimous consent of the A Shareholders and B Shareholders for the time being:

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

11. Whenever as a result of a consolidation of shares any members would become entitled to fractions of a share, the directors may, on behalf of those members, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to the provisions of the Act, the Company) and distribute the net proceeds of sale in due proportion among those members, and the directors may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money

nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

12. Subject to the provisions of the Act the Company may, with the unanimous consent of the A Shareholders and B Shareholders, reduce its share capital, any capital redemption reserve and any share premium account in any way.

VARIATION OF SHARE RIGHTS

13.(1) Whenever the capital of the Company is divided into different classes of shares, and provided the consent of the holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent has been obtained, all or any of the rights for the time being attached to any class of shares in issue may from time to time (whether or not the Company is being wound up) be varied with the consent in writing of the holders of three-fourths in nominal value of the issued shares of that class or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares provided that no such consent of the C Shareholders shall be required in order to vary any rights attaching to the C Shares.

(2) All the provisions of these articles relating to general meetings of the Company or to the proceedings at general meetings shall apply, *mutatis mutandis*, to every such separate general meeting of the holders of a class of shares, except that:

(a) the necessary quorum at any such meeting (other than an adjourned meeting) shall be two persons holding or representing by proxy at least three fourths in nominal amount of the issued shares of the class;

(b) at an adjourned meeting the necessary quorum shall be one person holding shares of the class or his proxy;

(c) every holder of shares of the class shall, on a poll, have one vote in respect of every shares of the class held by him; and

(d) a poll may be demanded by any one holder of shares of the class whether present in person or by proxy.

(3) Unless otherwise expressly provided by the terms of their issue the rights attached to any class of shares shall not be deemed to be varied by:

(a) the creation or issue of further shares ranking pari passu with them and not in priority to them; or

(b) any alteration to these articles made conditional upon, or otherwise in connection with, a Flotation which does not adversely affect any income, voting or capital rights attaching to them.

INCOME, CAPITAL AND VOTING:
SPECIAL RIGHTS AND RESTRICTIONS

A Shares and B Shares

14. On a return of capital on a winding up but not otherwise the assets of the Company available for distribution to the holders of A Shares , B Shares and C Shares shall be applied:

(a) first, in paying to the A Shareholders the Subscription Price for the A Shares or, if there are insufficient assets to repay such amount in full, in repaying such amount rateably between the A Shareholders;

(b) second, in paying to the B Shareholders the Subscription Price for the B Shares or, if there are insufficient assets to repay such amount in full, in repaying such amount rateably between the B Shareholders; and

(c) third, in distributing any surplus assets remaining after the payments under paragraphs (a) and (b) above rateably between the A Shareholders, B Shareholders and C Shareholders.

15. Subject to any other provision of these articles, the C Shares shall rank pari passu with the A Shares and B Shares in all respects other than C Shareholders shall not be entitled to receive notice of, attend or vote at general meetings of the Company or meetings of holders of the same class of share. The D Shares shall rank pari passu with the C Shares in all respects other than: (i) the D Shares shall entitle their holders to receive notice of, attend and vote at general meetings of the Company or meetings of the holders of the same class of shares save that such voting rights shall only become exercisable following a Listing, and (ii) the D Shares shall possess all the consent, first refusal and other rights awarded to A Shares and B Shares under any provision of these articles from time to time (including but not limited to first refusal, consent and other rights arising under articles 8, 10, 12, 13, 14, 21, 22(2), 31, 34, 35, 38, 41, 45, 46, 49, 55, 56, 65, 90, 91, 119, 120 and 127 of the articles, for so long as such articles are in force), save that such consent, first refusal and other rights shall only become exercisable following a Listing, and for these purposes the D Shares shall be deemed to be a single class of shares together with, as appropriate, all A Shares and all B Shares.

TRANSMISSION OF SHARES

16. If a member of the Company (being an individual) dies he shall be deemed immediately prior to his death to have served the Company a Transfer Notice in respect of shares held by him.

17. If any resolution is passed or process indicated for the winding-up, administration or voluntary arrangement or any analogous proceeding of any member (being a corporate member) of the Company, it shall be deemed immediately prior to the passing of any such resolution or initiation of any such process to have served on the Company a Transfer Notice in respect of the shares held by it.

18. Upon a Transfer Notice being deemed to have been served on the Company under article 16 or 17 above, the provisions of article 21 shall apply to the relevant shares. The Specified Price shall be the Fair Price as at the date of death of the relevant member or, as the case may be, of the resolution or initiation of the relevant proceedings and the directors shall give notice under article 21(3) as soon as the Specified Price is ascertained.

19. The Company shall hold the purchase price on trust for the member's survivor or personal representative as appropriate.

PERMITTED TRANSFERS

20.(1) The following transfers of shares may be made free of the restrictions in article 21:

(a) a transfer by an individual to a Connected Person or the trustees of his Family Trust;

(b) a transfer by the trustees of a Family Trust of shares held by them in that capacity to any new trustees of that Family Trust;

(c) a transfer by the trustees of a Family Trust of shares held by them in that capacity to a person who has an immediate beneficial interest under the Family Trust or to the settlor;

(d) a transfer of shares by a corporate member to another member of its Wholly-Owned Group;

(e) a transfer made with the consent of holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent by or to the trustees (acting in that capacity) of a trust established for the benefit of employees of the Group;

(f) any other transfer with the consent of holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent; and

(g) in the case of an A Shareholder only, a transfer made because that A Shareholder,

(i) is required for any legal or regulatory reason to transfer its A Shares, in which case it shall transfer its A Shares in accordance with article 21;

(ii) is likely to incur a material tax liability if it fails to transfer its A Shares, in which case it shall transfer its A Shares in accordance with article 21; or

(iii) is permitted to make that transfer pursuant to clause 2(2)(c) or clause 13 of the Shareholders Agreement,

but a trustee of a Family Trust may not transfer shares subject to that trust to a Connected Person of his except where permitted under subparagraph (c).

(2) If any Family Trust whose trustees hold shares in the Company ceases to be a Family Trust or any Connected Person holding shares in the Company ceases to be a Connected Person, the trustees shall without delay notify the Company that such event has occurred and, if the Board so resolves, they shall be deemed to have served the Company with a Transfer Notice in respect of those shares.

(3) If a corporate member holding shares transferred to it under article 20(1)(d) ceases to be a member of the same Wholly-Owned Group as the original corporate member who held such shares, the corporate member then holding those shares shall without delay notify the Company that such event has occurred and transfer its shares to another member of such Wholly-Owned Group.

(4) If there is a change in the controller (or, if more than one, any of them) of a corporate member, or of any holding company of a corporate member, or of that member itself then

that member shall notify the Company that such event has occurred and, if the Board is of the reasonable belief that such change may have a material adverse affect on the Company, it may, with the consent of the holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent (the affected corporate member being unable to participate in any vote), resolve that such member shall be deemed to have served the Company with a Transfer Notice in respect of all of the shares registered in its name and the shares of that member shall be immediately disenfranchised so that the member shall not be entitled to receive notice of, attend or vote at general meetings of the Company or meetings of holders of the same class of share. The affected corporate member shall be permitted to require the Company to specify in the Transfer Notice that unless all of the shares held by it, and in respect of which the Transfer Notice is deemed served, are transferred, none shall be transferred. The Specified Price for the purposes of the Transfer Notice shall be the Fair Price as at the date it was resolved that a Transfer Notice be deemed served. If the holders of the A Shares and B Shares decline to purchase all or part of the Offered Shares within the relevant period, the Board, with the consent of the holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent (the affected corporate member being unable to participate in any vote), may procure a third party to purchase all or any part of the Offered Shares not purchased by the A Shareholders and the B Shareholders at the Specified Price. Upon purchase of the Offered Shares, either by the A Shareholders, B Shareholders or the procured third party, the shares shall be re-enfranchised. If all or (if the affected corporate member has not specified that all of its shares be transferred) any part of the Offered Shares are not purchased by either the A Shareholders, the B Shareholders or the procured third party, the shares still belonging to the affected corporate member shall be re-enfranchised. For the purposes of this paragraph a person is the "**controller**" of a corporate member if he has the power or ability to direct the management or the policies of the corporate member, whether through the ownership of voting capital, by contract or otherwise.

(5) If a member at any time attempts or purports to transfer a share otherwise than in accordance with these articles he shall, unless the Board with the consent of the holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent shall otherwise resolve, be deemed immediately before the attempt to have served the Company with a Transfer Notice in respect of the share.

(6) If a Transfer Notice is deemed to have been served on the Company, the provisions of article 21 shall apply to the relevant shares. The Specified Price shall be the Fair Price as at such date as the Board may specify and the directors shall give notice under article 21(3) as soon as the Specified Price is ascertained.

TRANSFER OF SHARES

21.(1) Except as otherwise provided in articles 20 and 29 to 31 no member, shall be entitled to transfer his shares without first offering them to the A Shareholders and B Shareholders pursuant to this article. The offer may be in respect of all or part only of the shares held by the proposing transferor and shall be made by the proposing transferor by notice in writing to the Company (a "**Transfer Notice**"). The proposing transferor may at the same time serve copies of such notice on all (but not some only) of the A Shareholders and B Shareholders (or other of them as the case may be).

(2) The Transfer Notice shall specify the shares offered (the "**Offered Shares**") and the price at which they are offered (the "**Specified Price**").The Transfer Notice shall constitute the

directors as the agent of the proposing transferor for the sale of the Offered Shares to other holders of equity shares at the Specified Price. The Transfer Notice may contain a provision that, unless all the Offered Shares are sold under this article, none shall be sold. The Transfer Notice may not be revoked unless the directors, with Institutional Consent, otherwise decide.

(3) On receipt by the Company of the Transfer Notice the directors shall as soon as practicable give notice to all the holders of A Shares and B Shares (other than the proposing transferor) of the number and description of the Offered Shares and the Specified Price. The notice shall invite each of the A Shareholders and B Shareholders (or the others of them as the case may be) to state in writing to the Company within 40 days whether it/he is willing to purchase any, and if so what maximum number, of the Offered Shares. The directors shall at the same time give a copy of the notice to the proposing transferor. An A Shareholder or B Shareholder who expresses a willingness to purchase Offered Shares is referred to below as a **"Purchaser"**.

(4) On the expiration of the 40 day period the directors shall allocate the Offered Shares to or amongst the Purchasers and such allocation shall be made so far as practicable as follows:

(a) Offered Shares shall be allocated to Purchasers pro rata to the nominal amount of equity shares in the Company held by them and, unless requested by any Purchaser, being an existing holder of A Shares or B Shares, shall not be redesignated to that class of share to which the equity shares already held by that Purchaser belong but on request shall be so redesignated;

(b) if the Transfer Notice states that the proposing transferor is not willing to transfer part only of the Offered Shares, no allocation will be made unless all the Offered Shares are allocated.

(5) On the allocation being made, the directors shall give details of the allocation in writing to the proposing transferor and each Purchaser and, on the fourteenth day after such details are given, the Purchasers to whom the allocation has been made shall be bound to pay the purchase price for, and to accept a transfer of, the Offered Shares allocated to them respectively and the proposing transferor shall be bound, on payment of the purchase price, to transfer the Offered Shares to the respective Purchasers to whom the allocation has been made.

(6) If after becoming bound to transfer any Offered Shares the proposing transferor fails to do so, the Company may receive the purchase price and the directors may appoint a person to execute an instrument of transfer of those Offered Shares in favour of the Purchasers to whom the allocation has been made and shall (subject to article 22) cause the names of the Purchasers to be entered in the register of members of the Company as the holders of the Offered Shares and shall hold the purchase price in trust for the proposing transferor. The receipt of the Company shall be a good discharge to the Purchasers and, after their names have been entered in the register of members of the Company under this provision, the validity of the transactions shall not be questioned by any person.

(7) If following the expiry of the 40 day period referred to in paragraph (4) any of the Offered Shares have not been allocated under that paragraph, the proposing transferor may (subject to the provisions of articles 22 and 30) at any time within a period of 180 days after the expiry

of the 40 day period transfer the Offered Shares not allocated to any person and at any price (being not less than the Specified Price) provided that:

(a) if the Transfer Notice contained a provision that, unless all the Offered Shares are sold under this article, none shall be sold, he shall not be entitled to transfer any of the Offered Shares unless all the Offered Shares are so transferred; and

(b) the directors may require to be satisfied that those shares are being transferred under a bona fide sale for the consideration stated in the transfer without any deduction, rebate or allowance to the purchaser and, if not so satisfied, may refuse to register the instrument of transfer.

22.(1) The directors shall refuse to register a proposed transfer not made under or permitted by these articles.

(2) The directors shall (unless he is already a party to the Shareholders Agreement or the Board shall otherwise resolve with the consent of the holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent) also refuse to register an allottee or transferee of A Shares or B Shares unless he has executed an undertaking (in the form specified in the Shareholders Agreement) whereby such allottee or transferee undertakes to adhere to and be bound by the provisions of the Shareholders Agreement.

(3) The directors may refuse to register a transfer of a share on which the Company has a lien. They may also refuse to register a transfer unless:

(i) it is lodged at the office or at such other place as the directors may appoint and is accompanied by the certificate for the shares to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; and

(ii) it is in respect of only one class of share.

23. If the directors refuse to register a transfer of a share, they shall within one month after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

24. The instrument of transfer of a share may be in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee.

25. A person executing an instrument of transfer of a share is deemed to remain the holder of that share until the name of the transferee is entered in the register of members of the Company in respect of it.

26. The registration of transfers of shares or of transfers of any class of shares may be suspended at such times and for such periods (not exceeding 30 days in any year) as the directors may determine.

27. No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any share.

28. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall be returned to the person lodging it when notice of the refusal is given.

LEAVER PROVISIONS FOR B SHARES

29.(1) For the purposes of this article:

"**Bad Leaver**" means a Leaver:

(a) who voluntarily terminates (other than for compassionate reasons agreed in advance by the Board) his employment agreement with the Company; or

(b) whose employment agreement is terminated for Good Cause by the Company.

"**Good Cause**" means the Leaver's:

(a) resignation as an employee or director of the Company (other than at the direction of the Board) other than for compassionate reasons agreed in advance by the Board;

(b) (i) failure to secure or loss of any necessary regulatory approvals to carry out his role or any material aspect of it because of the conduct or default of the Leaver; or

(ii) failure to secure or loss of any necessary regulatory approval for or in respect of the Company or any subsidiary which is directly attributable to the conduct or default of the Leaver;

(c) conviction of a non-motoring criminal offence which is of a sufficiently serious nature to be inconsistent with his continued employment by the Company;

(d) (i) material breach of any obligation under the Leaver's employment agreement which involves fraud, theft, dishonesty, the breach of his restrictive covenants or of his duty of fidelity to the Company;

(ii) material breach of any obligation under the Leaver's employment agreement as a result of any act by him which he knew would result in material damage to the Company or any of its subsidiaries (for the time being) or to its business reputation or to the business reputation of any such entity (or where he was reckless as to whether that act would have such a result) which, if capable of remedy, has not been remedied by him within 30 days after having received written notice of the breach from the Board and entitles the Company to summarily dismiss the Leaver, provided always that such material damage occurs or the Board has reasonable grounds for believing such material damage will occur; or

(e) repeated breach of any obligation under the Leaver's employment agreement which, if capable of remedy, has not been remedied by him within 30 days after having received written notice of the breach from the Board, which has resulted or will result in material damage to the Company or any of its subsidiaries (for the time

being) or to its business reputation or to the business reputation of any such entity, and entitles the Company to dismiss the Leaver;

(f) material breach of the Shareholders Agreement by the Leaver which has resulted or will result in material damage to the Company or any of its subsidiaries or to the business reputation of any such entity.

"**Good Leaver**" means a Leaver who is not a Bad Leaver.

"**Leaver**" means an Original Manager.

"**Leaver's Shares**" means at the date a person becomes a Leaver:

(i) shares held by the Leaver;

(ii) shares which have been transferred by the Leaver to a transferee in accordance with article 20(1) and/or by such transferee to another person in accordance with article 20(1) ("**Transferred Shares**"); and

(iii) shares which have been allotted in respect of Transferred Shares by way of rights, bonus or otherwise.

(2) Upon a person becoming a Leaver the terms upon which the Leaver's Shares shall be transferred to the remaining A Shareholders and B Shareholders or retained by the Leaver (as the case may be) shall be determined as follows:

(a) if the Leaver is a Good Leaver, the Leaver shall be entitled to retain the Leaver's Shares but the Leaver's Shares shall be disenfranchised so that the Leaver shall not be entitled to receive notice of, attend or vote at general meetings of the Company or meetings of the holders of the same class of share provided that in attributing value to the Leaver's Shares for the purposes of the transfer of them in accordance with these articles, it shall be assumed that the Leaver's Shares have not been so disenfranchised and upon any such transfer of the Leaver's Shares, they shall be so re-enfranchised; or

(b) if the Leaver is a Bad Leaver, his shares shall be transferred and the price payable per share shall be the lower of par value and the Fair Price.

The Fair Price shall be calculated as at the earlier of the date the Leaver becomes a Leaver or (if applicable) the date the Leaver gave or received notice of the cessation of his employment.

(3) Upon the fifth anniversary of the date of this agreement a Good Leaver and any permitted transferee shall be deemed to have served a Transfer Notice in respect of all Leaver's Shares held by them. The provisions of article 21, other than article 21(7), shall apply to such a transfer and the Specified Price shall be the Fair Price as at the date the Transfer Notice was deemed served but shall assume the re-enfranchisement of those shares. The directors shall give notice under subparagraph 21(3) as soon as the Specified Price is ascertained. Upon a transfer, the shares shall be re-enfranchised. Upon receipt by the Company of the purchase price it shall pay that amount (the "**Retained Amount**") into a joint deposit account with Barclays Bank PLC (the "**Account**") opened in the names of Barclays Capital's Solicitors and

the Managers' Solicitors and the Retained Amount shall be dealt with in accordance with subparagraph (4) below.

(4) If, within a period of 12 months from the date on which the Transfer Notice was deemed served in accordance with subparagraph (3) above, an Exit occurs, the price received by any transferee of the Leaver's Shares for such number of the Leaver's Shares transferred to it pursuant to subclause (3) above (the "**Exit Price**") shall be calculated by the Company's auditors. If the Exit Price exceeds such part of the Retained Amount representing the number of Leaver's Shares held by that transferee, the transferee of the Leaver's Shares shall pay, providing it has received the consideration payable for its shares on the Exit, to the Leaver such additional amount as the Leaver would have received if he had transferred such number of his Leaver's Shares upon the Exit as that transferee transferred and the Retained Amount, together with all interest accrued thereon, shall be released from the Account to the Leaver.

If the Exit Price is less than such part of the Retained Amount representing that number of the Leaver's Shares held by the transferee, an amount equal to the Exit Price shall be released from the Account to the Leaver, together with any interest accrued thereon. Any amount remaining in the Account, together with any interest accrued thereon, shall be transferred to the transferees of the Leaver's Shares pro rata to the number of Leaver's Shares acquired by each of them.

If the Exit Price is equal to the Retained Amount, the Retained Amount, together with any interest accrued thereon,, shall be released from the Account to the Leaver.

(5) Upon a transfer of shares in accordance with article 29(2)(b), the directors shall be constituted agent of the Leaver for the sale of his shares to other holders of equity shares of the Company. The directors shall as soon as practicable give notice to all holders of equity shares (other than the Leaver) that the Leaver's Shares are to be transferred and shall invite each of the members to state in writing to the Company within 28 days whether it/he is willing to purchase any, and if so what maximum number, of the Leaver's Shares.

(6) Upon expiration of the 28 day period referred to in article 29(5) the Company shall allocate the Leaver's Shares among the members willing to purchase the Leaver's Shares on the same basis as is set out in article 21(4)(a).

(7) Upon the allocation being made, the members willing to purchase the Leaver's Shares shall be bound to pay the price determined in accordance with article 29(2)(b), and accept the transfer of the Leaver's Shares allocated to them respectively and the Leaver shall be bound, upon payment of the price to him, to transfer the Leaver's Shares to the relevant members.

(8) The provisions of article 21(6) shall apply to this article as appropriate.

(9) Any Leaver's Shares which are the subject of articles 29(2)(b) and 29(5) to 29(8) and which are not transferred in accordance with articles 29(2)(b) and 29(5) to 29(8) shall be disenfranchised so that the Leaver shall not be entitled to receive notice of, attend or vote at general meetings of the Company or meetings of holders of the same class of share and shall cease to be eligible to receive dividends provided that all Leaver's Shares so disenfranchised shall on a transfer in accordance with articles 29(2)(b) and 29(5) to 29(8) be re-enfranchised.

(10) Once any shareholder becomes a Bad Leaver, any transfer of shares by him (or shares connected with him) under article 20(1)shall be prohibited (save for any transfer under article 20(1)(f)).

LEAVER PROVISIONS FOR C SHARES

29A(1) For the purposes of this article:

"**Bad Leaver**" means a Leaver who is not a Good Leaver;

"**Good Leaver**" means a Leaver whose cessation of employment occurs as a result of:

(i) a subsidiary of the Company ceasing to be a subsidiary of the Company;

(ii) death, permanent ill-health or disability or retirement at normal retirement age;

(iii) redundancy;

(iv) its termination by the Company other than because of the Leaver's serious misconduct or because the Leaver has, in the opinion of the Company, been underperforming over a period of time.

"**Leaver**" means any person who becomes an employee of the Company and a holder of C Shares or any of its subsidiaries and who subsequently ceases to be so employed (and does not continue to be so employed) for any reason; and

[1]"**Leaver's Shares**" means at the date a person becomes a Leaver:

(i) shares held by the Leaver;

(ii) shares which have been transferred by the Leaver in accordance with article 20(1) ("**Transferred Shares**"); and

(iii) shares which have been allotted in respect of Transferred Shares by way of rights, bonus or otherwise ("**Derived Shares**").

(2) Upon a person becoming a Leaver:

(a) unless the Board with Institutional Consent and the consent of holders of more than 50 per cent. of the B Shares from time to time in issue otherwise resolves, any Transfer Notice previously issued or deemed issued in relation to the Leaver's Shares shall immediately be cancelled (unless all the shares subject to it have already been sold) and no further Transfer Notice shall be issued or deemed issued in respect of that Leaver's Shares (except under (b) below) unless and until the 120 day period referred to in (b) below shall have expired with no resolution of the Board having been passed thereunder or, if such a resolution has been so passed, until the provisions of this article have been complied with; and

(b) if the Board with Institutional Consent and the consent of holders of more than 50 per cent. of the B Shares from time to time in issue within 120 days so resolves, the

Leaver shall, and each person holding any Leaver's Shares shall, in respect of the Leaver's Shares held by him be deemed to have authorised the directors (subject only to receiving the consideration therefor) to transfer the Leaver's Shares (or such of them as the directors with Institutional Consent and the consent of holders of more than 50 per cent. of the B Shares from time to time in issue may resolve) to such persons (being employees or officers, or prospective employees or officers, of the Group or persons who undertake/intend to transfer those shares to such persons)as the Board with Institutional Consent and the consent of holders of more than 50 per cent. of the B Shares from time to time in issue may nominate within 60 days of such resolution.

(3) On a transfer under paragraph (2) the price per share shall be determined as follows:

(a) if the Leaver is a Good Leaver, the price shall be the Fair Price; or

(b) if the Leaver is a Bad Leaver, the price shall be the lower of the Subscription Price and the Fair Price, unless the transferor and the Board with Institutional Consent and the consent of holders of more than 50 per cent. of the B Shares from time to time in issue agree some other price.

The Fair Price shall be calculated as at the date the Leaver becomes a Leaver or (if applicable and if the Board with Institutional Consent and the consent of holders of more than 50 per cent. of the B Shares from time to time in issue so resolves) the date the Leaver gave or received notice of the cessation of his employment.

(4) If the Board has passed a resolution under paragraph (2)(b) then, unless the resolution stipulated otherwise, none of the relevant Leaver's Shares shall entitle the holder to receive notice of, attend or vote at general meetings of the Company or, subject to the statutes, meetings of the holders of shares of the same class, provided that all shares so disenfranchised shall on a transfer in accordance with this article, or on expiry of the 60 day period referred to in paragraph (2)(b), be re-enfranchised.

(5) If, having become a Leaver, that Leaver or any of his permitted transferees acquires any shares (**"Relevant Shares"**) by virtue of any rights held by that Leaver or his permitted transferees, the following provisions shall, if the Board with Institutional Consent and the consent of holders of more than 50 per cent. of the B Shares from time to time in issue so resolves at any time, apply:

(a) any Transfer Notice previously issued or deemed issued in relation to any of the Relevant Shares shall immediately be cancelled (unless all the shares subject to it have already been sold);

(b) each holder of Relevant Shares shall be deemed to have authorised the directors (subject only to receiving the consideration therefor) to transfer the Relevant Shares held by him (or such of them as the directors may, with Institutional Consent and the consent of holders of more than 50 per cent. of the B Shares from time to time in issue, resolve) to such persons as the Board with Institutional Consent and the consent of holders of more than 50 per cent. of the B Shares from time to time in issue may nominate within 60 days of the resolution; and

(c) the price shall be determined in accordance with paragraph (3) above.

CHANGE OF CONTROL AND DRAG ALONG

30.(1) Notwithstanding the provisions on the transfer of shares in these articles, no transfer of A Shares and B Shares which would result, if made and registered, in a person obtaining an interest in 49 per cent. or more of the A Shares and B Shares in aggregate, shall be made or registered unless:

(a) an Approved Offer is made; or

(b) the transfer is made pursuant to the terms of a Sale Agreement.

(2) For the purposes of this article and article 31:

"**Approved Offer**" means an offer in writing for all the shares in issue (including any which may be allotted during the offer period or upon the offer becoming unconditional pursuant to the exercise or conversion of options or rights to subscribe for or securities convertible into shares in existence at the date of such offer) on equal terms for all the relevant holders of the A Shares, B Shares and C Shares as if those shares were one class and which is stipulated to be open for acceptance for at least 60 days and any acceptance which is stipulated to be subject to the provisions of article 31(3) below.

"**Sale Agreement**" means an agreement for the sale of all the A Shares, B Shares and C Shares not already held by the relevant Purchaser.

(3) Any transfer of shares pursuant to an Approved Offer or a Sale Agreement shall not be subject to the restrictions on transfer contained in these articles.

31.(1) Each of the holders of the A Shares, B Shares and C Shares shall within 40 days of receipt of the Approved Offer inform the Company in writing of whether it accepts the Approved Offer.

(2) If the holders of 75 per cent. or more of the A Shares and B Shares which are the subject of an Approved Offer and in issue at the date of the offer, accept the offer, subject to subparagraph (3) below, the directors, the Institutional Directors or the Majority Holders may authorise some person to execute on behalf of any member, including any C Shareholder, who has not accepted the Approved Offer, any form of acceptance of the offer and/or a transfer of shares in favour of the offeror (or as he may nominate) and the consideration for the shares may be received by the Company on behalf of such member. Upon any transfer of C Shares, the rights attaching to the C Shares shall be varied so that they shall carry the right to receive notice of, attend and vote at general meetings of the Company or meetings of the holders of the same class of share. Upon the Company receiving such consideration and transfer (duly stamped), and subject to article 22, the offeror shall be entered in the register of members of the Company. The certificate in respect of any shares so transferred, in the name of the original member, shall be deemed to be cancelled and a new certificate shall be issued in the name of the offeror or its nominee. The receipt of the Company for the consideration shall be a good discharge to the offeror who shall not be bound to see to the application of it, and after such registration in exercise of the above powers the validity of the proceedings shall not be questioned by any person. The Company shall hold the consideration on behalf of the relevant member in a separate bank account on trust for that member pending delivery of the cancelled certificate.

(3) If on the expiry of the 40 day period, the Company has received acceptances from holders of 75 per cent. or more of the A Shares and B Shares, the Company shall notify any A Shareholder and B Shareholder who has not accepted the Approved Offer and invite that A Shareholder and B Shareholder to accept or match (the "**Matching Offer**") the Approved Offer within 15 days of the date of the notice. If a Matching Officer is made, all remaining members, including the C Shareholders, shall be informed by the Company and shall accept the Matching Offer. The directors, the Institutional Directors or the Majority Holders may authorise some person to execute on behalf of any member, including a C Shareholder, who has not accepted the Matching Offer, any form of acceptance of the Matching Offer and/or a transfer of shares in favour of the offeror (or as he may nominate) and the consideration for the shares may be received by the Company on behalf of such member. Upon any transfer of C Shares, the rights attaching to the C Shares shall be varied so that they shall carry the right to receive notice of, attend and vote at general meetings of the Company or meetings of the holders of the same class of share. If no A Shareholder or B Shareholder makes a Matching Offer within the relevant period, the provisions of article 31(2) above shall apply.

(4) The holders of more than 75 per cent. of the A Shares and B Shares may execute a Sale Agreement (and any document to be executed pursuant to a Sale Agreement) on behalf of any of the other shareholders, including any C Shareholder, provided that the terms of sale applicable to each shareholder on whose behalf the Sale Agreement or other document is executed pursuant to this article 31(4) (a "**Relevant Seller**") are no less favourable than those applicable to any other holder of A Shares, B Shares or C Shares under the Sale Agreement.

SHARE CERTIFICATES

32. Every member, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the directors may determine. Every certificate shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on those shares. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

33. If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

34. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all moneys (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may, with the consent of more than 50 per cent. of the holders of B Shares from time to time in issue and Institutional Consent, at any time declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to any amount payable in respect of it.

35. The Company may sell, in such manner as the directors, with the consent of more than 50 per cent. of the holders of B Shares from time to time in issue and Institutional Consent, determine, any shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

36. To give effect to a sale the directors may authorise some person to execute an instrument of transfer of the shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

37. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the shares at the date of the sale.

CALLS ON SHARES AND FORFEITURE

38. Subject to the terms of allotment, the directors may, with the consent of more than 50 per cent. of the holders of B Shares from time to time in issue and Institutional Consent, make calls upon the members in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. A call may, before receipt by the Company of any sum due under it, be revoked in whole or part and payment of a call may be postponed in whole or part, in each case with the consent of more than 50 per cent. of the holders of B Shares from time to time in issue and Institutional Consent. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

39. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

40. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

41. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may, with the consent of more than 50 per cent. of the holders of B Shares from time to time in issue and Institutional Consent, waive payment of the interest wholly or in part.

42. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of these articles shall apply as if that amount had become due and payable by virtue of a call.

43. Subject to the terms of allotment, the directors may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

44. If a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

45. If the notice is not complied with any share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors, with the consent of more than 50 per cent. of the holders of B Shares from time to time in issue and Institutional Consent, and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

46. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors, with the consent of more than 50 per cent. per cent. of the holders of B Shares from time to time in issue and Institutional Consent, determine either to the person who was before the forfeiture the holder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the directors, with the consent of more than 50 per cent. of the holders of B Shares from time to time in issue and Institutional Consent, think fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the share to that person.

47. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation the certificate for the shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

48. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the share.

PURCHASE OF OWN SHARES

49. Subject to the provisions of the Act and with the unanimous consent of the A Shareholders and B Shareholders, the Company may purchase its own shares (including any redeemable shares) and make a payment in respect of the purchase or redemption of its own shares

otherwise than out of distributable profits of the Company or the proceeds of a fresh issue of shares.

GENERAL MEETINGS

50. All general meetings other than annual general meetings shall be called extraordinary general meetings.

51. The directors or any Institutional Director may call general meetings and, on the requisition of members pursuant to the provisions of the Act, the directors shall forthwith proceed to convene an extraordinary general meeting for a date not later than eight weeks after receipt of the requisition. If there are not within the United Kingdom sufficient directors to call a general meeting, any director or any member of the Company may call a general meeting.

52.(1) A general meeting or a meeting of any class of members of the Company may consist of a conference between members some or all of whom are in different places provided that each member who participates is able:

(a) to hear each of the other participating members addressing the meeting; and

(b) if he so wishes, to address all of the other participating members simultaneously,

whether directly, by conference telephone or by any other form of communications equipment (whether in use when these articles are adopted or not) or by a combination of those methods.

(2) A quorum is deemed to be present if those conditions are satisfied in respect of at least the number of members required to form a quorum.

(3) A meeting held in this way is deemed to take place at the place where the largest group of participating members is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates.

(4) A resolution put to the vote of a meeting shall be decided by each member indicating to the chairman (in such manner as the chairman may direct) whether the member votes in favour of or against the resolution or abstains.

(5) References in this article to members shall include their duly appointed proxies and, in the case of corporate members, their duly authorised representatives.

NOTICE OF GENERAL MEETINGS

53. An annual general meeting and an extraordinary general meeting calling for the passing of a special resolution or a resolution appointing a person as a director shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if it is so agreed:

(a) in the case of an annual general meeting, by all the members entitled to attend and vote at the meeting; and

(b) in the case of any other meeting by a majority in number of the members having a right to attend and vote being a majority together holding not less than ninety-five per cent. in nominal value of the shares giving that right.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

Subject to the provisions of these articles and to any restrictions imposed on any shares, the notice shall be given to all the members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors.

54. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

55. No business shall be transacted at a meeting unless all A Shareholders and B Shareholders are present in person or by proxy or by duly authorised representative (in the case of a corporation) to constitute a quorum.

56. If such a quorum is not present within half an hour from the time appointed for the meeting, or if during a meeting such a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place or to such time and place as the directors may determine. In the event of an A Shareholder or B Shareholder failing to attend two duly convened meetings (having received the required notice), those members present at the next meeting may constitute a quorum notwithstanding the absence of such A Shareholder or B Shareholder.

57. The chairman, if any, of the board of directors or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.

58. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

59. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

60. The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be

given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

61. Subject to article 52 a resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded:

(a) by the chairman; or

(b) by at least two members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right;

and a demand by a person as proxy for a member shall be the same as a demand by the member.

62. Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

63. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

64. A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

65. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall not be entitled to a casting vote unless the A Shareholders and B Shareholders unanimously agree otherwise.

66. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

67. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

SHAREHOLDERS RESOLUTIONS

68. A resolution in writing signed or approved by letter, facsimile, telegram or telex by or on behalf of all the members of the Company who would be entitled to vote on it if it had been proposed at a general meeting or at a meeting of any class of members of the Company shall be as valid and effectual as if it had been passed at a general meeting or at such class meeting (as the case may be) duly convened and held. The resolution may be contained in one document or in several documents in like form each stating the terms of the resolution accurately and signed by or on behalf of one or more of the members.

VOTES OF MEMBERS

69. Subject to any rights or restrictions attached to any shares, on a show of hands every member who (being an individual) is present in person or by a proxy appointed under section 372 of the Act or (being a corporation) is present by a duly authorised representative or by a proxy appointed under section 372 of the Act, shall have one vote (provided that no person present shall be entitled to more than one vote on a show of hands) and on a poll every member shall have one vote for every share of which he is the holder.

70. In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders; and seniority shall be determined by the order in which the names of the holders stand in the register of members.

71. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, *curator bonis* or other person authorised in that behalf appointed by that court, and any such receiver, *curator bonis* or other person may, on a poll, vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming to exercise the right to vote shall be deposited at the office, or at such other place as is specified in accordance with paragraph (a) of article 77for the deposit of instruments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised and in default the right to vote shall not be exercisable.

72. No member shall vote at any general meeting or at any separate meeting of the holders of any class of shares in the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

73. No objection shall be raised to the qualification of any voter except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

74. On a poll votes may be given either personally or by proxy. A member may appoint more than one proxy to attend on the same occasion.

75. An instrument appointing a proxy shall be in writing, executed by or on behalf of the appointor and shall be in the following form (or in a form as near to it as circumstances allow or in any other form which is usual or which the directors may approve):

" PLC/Limited
I/We, , of , being a member/members of the above-named Company, hereby appoint of , or failing him, of , as my/our proxy to vote in my/our names and on my/our behalf at the annual/extraordinary general meeting of the Company to be held on , , and at any adjournment thereof.

Signed on , ."

76. Where it is desired to afford members an opportunity of instructing the proxy how he shall act the instrument appointing a proxy shall be in the following form (or in a form as near to it as circumstances allow or in any other form which is usual or which the directors may approve):

" PLC/Limited
I/We, , of , being a member/members of the above-named Company, hereby appoint of , or failing him, of , as my/our proxy to vote in my/our names and on my/our behalf at the annual/extraordinary general meeting of the Company, to be held on , 20 , and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No. 1 *for *against
Resolution No. 2 *for *against

*Strike out whichever is not desired.

Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed on , ."

77. The instrument appointing a proxy and any authority under which it is executed (or such copy of the instrument or the authority or both as the directors may approve) may:

(a) be deposited at the office or at such other place within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) be deposited at the place where the meeting or adjourned meeting is to be held at any time before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it is demanded, be deposited as specified in (a) above after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director; or

(e) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be deposited at the place appointed for the taking of the poll at any time within the 24 hours preceding the time appointed for the taking of the poll,

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.

78. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the office or at such other place at which the instrument of proxy was duly deposited before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

NUMBER OF DIRECTORS

79. Unless otherwise determined by ordinary resolution, the number of directors (other than alternate directors) shall not be subject to any maximum but shall be not less than four.

ALTERNATE DIRECTORS

80. An Institutional Director (other than an alternate director) may appoint any person and any other director (other than an alternate director) may appoint:

(a) any other director; or

(b) any other person approved by a resolution of the directors with Institutional Consent,

who is willing to act, to be an alternate director and may remove from office an alternate director so appointed by him.

81. An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member to attend and to vote at any meeting at which the director appointing him is not personally present, and at that meeting to exercise and discharge all the functions, powers and duties of his appointor as a director and for the purposes of proceedings at that meeting the provisions of these articles shall apply as if he was a director.

82. Every person acting as alternate director shall have one vote for each director for whom he acts as alternate, in addition to his own vote if he is also a director, but he shall count as only one for the purpose of determining whether a quorum is present.

83. Any person appointed as an alternate director shall vacate his office as an alternate director if the director by whom he has been appointed ceases to be a director or removes him or on the beginning of any event which, if he were a director, causes or would cause him to vacate that office.

84. Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors.

85. An alternate director shall alone be responsible for his acts and defaults and shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

86. Subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, the business of the Company shall be managed by the directors who may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of directors at which a quorum is present may exercise all powers exercisable by the directors.

87. Without prejudice to any other of their powers, the directors may exercise any of the powers conferred by the Statutes to make provision for the benefit of persons employed or formerly employed by the Company or any of its subsidiaries in connection with the cessation or the transfer to any person of the whole or part of the undertaking of the Company or any of its subsidiaries.

88. The directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

DELEGATION OF DIRECTORS' POWERS

89. The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or any one or more director(s) holding any other executive office such of their powers as they consider desirable to be exercised by him/them. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the articles regulating the proceedings of directors so far as they are capable of applying.

APPOINTMENT AND RETIREMENT OF DIRECTORS

90. The directors may, with the consent of holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent, appoint any person who is willing to act to be a director, either to fill a casual vacancy or as an additional director.

91. (a) Subject to article 91(c) below, for so long as any member of the Barclays Capital Group and the Shinsei Group is a shareholder of the Company, that member may appoint any one person as an Institutional Director and remove from office any such Institutional Director and (if desired) appoint another in his place.

(b) Subject to article 91(c) below, for so long as an Original Manager is an employee of the Company and he or his permitted transferees, hold, in aggregate, at least 10 per cent. of the B Shares in issue from time to time, that member or members may appoint him as a director and remove him from office provided that the Board may (without prejudice to their terms of employment) resolve to terminate the employment of either or both Original Managers (the director(s) concerned being unable to vote, or exercise any second or casting vote in the case of an equality of votes, on any such resolution).

(c) Unless otherwise determined by Institutional Consent, no person shall be entitled to be appointed to the Board (or to remain on the Board, in which case he shall be deemed to have resigned at the direction of the Board) if:

(i) he ceases to be employed by a Group Company or, in the case of a director who is also a B Shareholder, he, or his permitted transferees under article 20(1), ceases to hold at least 10 per cent. of the aggregate number of A Shares and B Shares of the Company then in issue; or

(ii) in the case of a director appointed pursuant to article 91(a) above, his appointor or its permitted transferee under article 20(1) ceases to hold at least 10 per cent. of the aggregate number of A Shares and B Shares of the Company then in issue.

92. Every appointment or removal under article 91 shall be made in writing signed by or on behalf of the relevant shareholder(s) (as the case may be) and shall take effect on and from the date on which the note of appointment or removal is lodged at the registered office of the Company or produced at a meeting of the directors.

93. No director shall vacate his office or be ineligible for re-appointment as a director, nor shall any person be negligible for appointment as a director, by reason only of his having attained a particular age.

94. No special notice is required of any resolution appointing or approving the appointment of such a director nor is any notice required to state the age of the person to whom the resolution relates.

REMOVAL AND DISQUALIFICATION OF DIRECTORS

95. The office of a director shall be vacated if:

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either:

(i) he is admitted to hospital in pursuance of an application for admission for treatment under applicable law (including Wales) the Mental Health Act 1983 or the Mental Health (Scotland) Act 1960; or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of a receiver, curator bonis or other person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice to the Company; or

(e) he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated.

REMUNERATION OF DIRECTORS

96. The directors (other than any director who for the time being holds an executive office or employment with the Company) shall receive no remuneration.

DIRECTORS' EXPENSES

97. The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

DIRECTORS' APPOINTMENTS AND INTERESTS

98. Subject to the provisions of the Act, the directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

99. Subject to the provisions of the Act and, except in the case of an Institutional Director, to Institutional Consent and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office:

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

100. For the purposes of article 99:

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

DIRECTORS' GRATUITIES AND PENSIONS

101. The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

102. Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit. A director may, and the secretary at the request of a director shall, call a meeting of the directors. Notices of meetings of the directors shall be given to all directors and to any alternate directors appointed by them. At least 10 Business Days' notice shall be given unless in any particular case a majority of the directors (including all of the Institutional Directors) agrees otherwise. Subject to the provisions of the Shareholders Agreement, questions arising at a meeting shall be decided by a majority of votes and in the case of an equality of votes, the executive directors acting jointly shall have a second or casting vote.

103.(1) The quorum for the transaction of the business of the directors or any committee thereof shall be all directors or members of such committee present throughout the meeting.

(2) If a quorum is not present at the time for which the meeting was called or ceases to be present thereafter, the meeting (the "**first meeting**") shall be adjourned to a day being no more than ten days from the date of the first meeting (the "**second meeting**") at the same time and place. If a quorum is not at the time for which the second meeting was called or ceases to be present thereafter, the meeting shall be adjourned again (the "**third meeting**") and the Company shall give notice to each director who did not attend the second meeting requiring him either to attend the third meeting of the directors or to state in writing his views on the matters to be discussed at that meeting. If any director having received such notice fails to attend such third meeting those directors (being at least two and shall include an Institutional Director) who are present at such third meeting shall constitute a quorum.

104. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum,

the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

105. The directors by a majority of two thirds of those voting may appoint one of their number to be the chairman of the board of directors and may at any time remove him from that office. Unless he is unwilling to do so, the director so appointed shall preside at every meeting of directors at which he is present. But if there is no director holding that office, or if the director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

106. All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

107.(1) A resolution in writing signed by all the directors entitled to receive notice of a meeting of directors or of a committee of directors shall be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and held. The resolution may be contained in one document or in several documents each stating the terms of the resolution accurately and signed by one or more directors; but a resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

(2) In this article references to a document being "**signed**" include it being "approved by letter, facsimile or telex".

108.(1) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address all of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communications equipment (whether in use when these articles are adopted or not) or by a combination of those methods.

(2) A quorum is deemed to be present if those conditions are satisfied in respect of at least the number of directors required to form a quorum, subject to the provisions of article 109.

(3) A meeting held in this way is deemed to take place at the place where the largest group of participating directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates.

109. Subject to anything to the contrary in these articles and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director may vote as a director on any resolution concerning any matter in which he has, directly or indirectly, an

interest or duty and, if he votes, his vote shall be counted and he shall be counted in the quorum when that resolution or matter is under consideration.

110. Where proposals are under consideration concerning the appointment of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested the proposals may be divided and considered in relation to each director separately and (provided he is not for another reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

111. If a question arises at a meeting of directors or of a committee of directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive.

SECRETARY

112. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

MINUTES

113. The directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of directors, including the names of the directors present at each such meeting.

SEAL

114. The Company may exercise the powers conferred by the Statutes with regard to having official seals and those powers shall be vested in the directors.

115. The directors shall provide for the safe custody of every seal which the Company may have.

116. A seal shall be used only by the authority of the directors or a duly authorised committee but that authority may consist of an instruction or approval given by letter, facsimile, telegram, telex or telephone by a majority of the directors or of the members of a duly authorised committee.

117. The directors may determine who shall sign any instrument to which a seal is applied, either generally or in relation to a particular instrument or type of instrument, and may also determine, either generally or in any particular case, that such signatures shall be dispensed with or affixed by some mechanical means.

118. Unless otherwise decided by the directors:

(a) certificates for shares, debentures or other securities of the Company to which a seal is applied need not be signed; and

(b) every other instrument to which a seal is applied shall be signed by at least one director and the secretary or by at least two directors.

DIVIDENDS

119. Subject to the provisions of the Act and the other provisions of these articles and the Shareholders Agreement, the Company may by consent of the holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

120. Subject to the provisions of the Act, the directors, with the consent of the holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent, may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. Provided the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

121. Except as otherwise provided by the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid; but, if any share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

122. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members and may vest any assets in trustees.

123. Any dividend or other moneys payable in respect of a share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other moneys payable in respect of the share.

124. No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

125. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

ACCOUNTS

126. Subject to the provisions of the Shareholders Agreement, no member shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the directors or by ordinary resolution of the Company.

CAPITALISATION OF PROFITS

127. The directors may with the consent of the holders of more than 50 per cent. of the B Shares from time to time in issue and Institutional Consent:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the members who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other: but the share premium account, the capital redemption reserve and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this article in fractions; and

(d) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

NOTICES

128. Any notice to be given to or by any person pursuant to these articles shall be in writing except that a notice calling a meeting of the directors need not be in writing.

129. The Company may give any notice to a member either personally or by sending it by prepaid airmail or first class post or telex or facsimile transmission at his registered address or by leaving it at that address. In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders.

130. A member present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

131. Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been duly given to a person from whom he derives his title.

132. Proof that:

(a) an envelope containing a notice was properly addressed, prepaid and posted (by airmail or first class post, where available); or

(b) a telex or facsimile transmission setting out the terms of the notice was properly despatched,

shall be conclusive evidence that the notice was given. A notice shall be deemed to be given at the expiration of 24 hours after the envelope containing it was so posted or, in the case of telex or facsimile transmission, when despatched.

133. A notice may be given by the Company to the persons entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it, in any manner authorised by these articles for the giving of notice to a member, addressed to them by name, or by the title of representatives of the deceased, or trustee of the bankrupt or by any like description at the address, if any supplied for that purpose by the persons claiming to be so entitled. Until such an address has been supplied, a notice may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

WINDING UP

134. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution of the Company and any other sanction required by the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he with the like sanction determines, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

135. Subject to the provisions of and to the extent permitted by the Statutes, every director, other officer or auditor of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in the actual or purported execution or discharge of his

duties or the exercise or purported exercise of his powers or otherwise in relation to or in connection with his duties, powers or office, but:

(a) this indemnity shall not apply to any liability to the extent that it is recovered from any other person; and

(b) the indemnity is subject to such officer or auditor taking all reasonable steps to effect such recovery, so that the indemnity shall not apply to the extent that an alternative right of recovery is capable of being enforced.

CONTENTS

Headings	Page
Preliminary	1
Interpretation	1
Share Capital	4
Conversion	5
Alteration of Share Capital	6
Variation of Share Rights	7
Income, Capital and Voting: Special Rights and Restrictions	7
Transmission of Shares	8
Permitted Transfers	9
Transfer of Shares	10
Leaver Provisions for B Shares	13
Change of Control and Drag Along	18
Share Certificates	19
Lien	19
Calls on Shares and Forfeiture	20
Purchase of Own Shares	21
General Meetings	22
Notice of General Meetings	22
Proceedings at General Meetings	23
Shareholders Resolutions	25
Votes of Members	25
Number of Directors	27
Alternate Directors	27
Powers of Directors	28
Delegation of Directors' Powers	28
Appointment and Retirement of Directors	28
Removal and Disqualification of Directors	29
Remuneration of Directors	30
Directors' Expenses	30
Directors' Appointments and Interests	30
Directors' Gratuities and Pensions	31
Proceedings of Directors	31
Secretary	33
Minutes	33
Seal	33
Dividends	34
Accounts	35
Capitalisation of Profits	35
Notices	35
Winding up	36
Indemnity	36

THE COMPANIES ACT 1985

A PUBLIC COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

of

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

(Approved by written resolution passed on 1 November 2006, to be effective from 7.30am on the date of on admission of the Company to the Official List and to trading on the London Stock Exchange on 22 November 2006)

1. The Company's name is BlueBay Asset Management plc.

2. The Company is a public limited company.

3. The Company's registered office is to be situated in England and Wales.

4. The Company's objects are:

(a) To carry on business as a general commercial company and any trade or business whatsoever and any lawful purpose pursuant to the Act.

(b) To carry on any other trade or business whatever which can in the opinion of the Board of Directors be advantageously carried on in connection with or ancillary to any of the businesses of the Company.

(c) To purchase or by any other means acquire and take options over any property whatever, and any rights or privileges of any kind over or in respect of any property.

(d) To apply for, register, purchase, or by other means acquire and protect, prolong and renew, whether in the United Kingdom or elsewhere any patents, patent rights, brevets d'invention, licences, secret processes, trade marks, designs, protections and concessions and to disclaim, alter, modify, use and turn to account and to manufacture under or grant licences or privileges in respect of the same, and to expend money in experimenting upon, testing and improving any patents, inventions or rights which the Company may acquire or propose to acquire.

(e) To acquire or undertake the whole or any part of the business, goodwill, and assets of any person, firm, or company carrying on or proposing to carry on any of the businesses which the Company is authorised to carry on and as part of the consideration for such acquisition to undertake all or any of the liabilities of such person, firm or company, or to acquire an interest in, amalgamate with, or enter into partnership or into any arrangement for sharing profits, or for co-operation, or for mutual assistance with any such person, firm or company, or for subsidising or otherwise assisting any such person, firm or company, and to give

or accept, by way of consideration for any of the acts or things aforesaid or property acquired, any shares, debentures, debenture stock or securities that may be agreed upon, and to hold and retain, or sell, mortgage and deal with any shares, debentures, debenture stock or securities so received.

(f) To improve, manage, construct, repair, develop, exchange, let on lease or otherwise, mortgage, charge, sell, dispose of, turn to account, grant licences, options, rights and privileges in respect of, or otherwise deal with all or any part of the property and rights of the Company.

(g) To invest and deal with the moneys of the Company not immediately required in such manner as may from time to time be determined and to hold or otherwise deal with any investments made.

(h) To lend and advance money or give credit on any terms and with or without security to any person, firm or company (including without prejudice to the generality of the foregoing any holding company, subsidiary or fellow subsidiary of, or any other company associated in any way with, the Company), to enter into guarantees, contracts of indemnity and suretyships of all kinds, to receive money on deposit or loan upon any terms, and to secure or guarantee in any manner and upon any terms the payment of any sum of money or the performance of any obligation by any person, firm or company (including without prejudice to the generality of the foregoing any such holding company, subsidiary, fellow subsidiary or associated company as aforesaid).

(i) To borrow and raise money in any manner and to secure the repayment of any money borrowed, raised or owing by mortgage, charge, standard security, lien or other security upon the whole or any part of the Company's property or assets (whether present or future), including its uncalled capital, and also by a similar mortgage, charge, standard security, lien or security to secure and guarantee the performance by the Company of any obligation or liability it may undertake or which may become binding on it.

(j) To draw, make, accept, endorse, discount, negotiate, execute and issue cheques, bills of exchange, promissory notes, bills of lading, warrants, debentures, and other negotiable or transferable instruments.

(k) To apply for, promote, and obtain any Act of Parliament, order, or licence of the Department of Trade or other authority for enabling the Company to carry any of its objects into effect, or for effecting any modification of the Company's constitution, or for any other purpose which may seem calculated directly or indirectly to promote the Company's interests, and to oppose any proceedings or applications which may seem calculated, directly or indirectly, to prejudice the Company's interests.

(l) To enter into any arrangements with any government or authority (supreme, municipal, local or otherwise) that may seem conducive to the attainment of the Company's objects or any of them, and to obtain from any such government or authority any charters, decrees, rights, privileges or concessions which the Company may think desirable and to carry out, exercise, and comply with any such charters, decrees, rights, privileges, and concessions.

(m) To subscribe for, take, purchase, or otherwise acquire, hold, sell, deal with and dispose of, place and underwrite shares, stocks, debentures, debenture stock, bonds, obligations or securities issued or guaranteed by any other company constituted or carrying on business in any part of the world, and debentures,

debenture stocks, bonds, obligations or securities issued or guaranteed by any government or authority, municipal, local or otherwise, in any part of the world.

(n) To control, manage, finance, subsidise, co-ordinate or otherwise assist any company or companies in which the Company has a direct or indirect financial interest, to provide secretarial, administrative, technical, commercial and other services and facilities of all kinds for any such company or companies and to make payments by way of subvention or otherwise and any other arrangements which may seem desirable with respect to any business or operations of or generally with respect to any such company or companies.

(o) To promote any other company for the purpose of acquiring the whole or any part of the business or property or undertaking or any of the liabilities of the Company, or of undertaking any business or operations which may appear likely to assist or benefit the Company or to enhance the value of any property or business of the Company, and to place or guarantee the placing of, underwrite, subscribe for, or otherwise acquire all or any part of the shares or securities of any such company as aforesaid.

(p) To sell or otherwise dispose of the whole or any part of the business or property of the Company, either together or in portions, for such consideration as the Company may think fit, and in particular for shares, debentures, or securities of any company purchasing the same.

(q) To act as agents or brokers and as trustees for any person, firm or company, and to undertake and perform sub-contracts.

(r) To remunerate any person, firm or company rendering services to the Company either by cash payment or by the allotment to him or them of shares or other securities of the Company credited as paid up in full or in part or otherwise as may be thought expedient.

(s) To pay all or any expenses incurred in connection with the promotion, formation and incorporation of the Company, or to contract with any person, firm or company to pay the same, and to pay commissions to brokers and others for underwriting, placing, selling, or guaranteeing the subscription of any shares or other securities of the Company.

(t) To support and subscribe to any charitable or public object and to support and subscribe to any institution, society, or club which may be for the benefit of the Company or its Directors or employees, or may be connected with any town or place where the Company carries on business; to give or award pensions, annuities, gratuities, and superannuation or other allowances or benefits or charitable aid and generally to provide advantages, facilities and services for any persons who are or have been Directors of, or who are or have been employed by, or who are serving or have served the Company, or any company which is a subsidiary of the Company or the holding company of the Company or a fellow subsidiary of the Company or the predecessors in business of the Company or of any such subsidiary, holding or fellow subsidiary company and to the wives, widows, children and other relatives and dependants of such persons; to make payments towards insurance; and to set up, establish, support and maintain superannuation and other funds or schemes (whether contributory or non-contributory) for the benefit of any of such persons and of their wives, widows, children and other relatives and dependants; and to set up, establish, support and maintain profit sharing or share purchase schemes for the benefit of any of the employees of the Company or of any such subsidiary, holding or fellow

subsidiary company and to lend money to any such employees or to trustees on their behalf to enable any such purchase schemes to be established or maintained.

(u) Subject to and in accordance with due compliance with the provisions of Sections 155 to 158 (inclusive) of the Act (if and so far as such provisions shall be applicable), to give, whether directly or indirectly, any kind of financial assistance (as defined in Section 152(1)(a) of the Act) for any such purpose as is specified in Section 151(1) and/or Section 151(2) of the Act.

(v) To distribute among the Members of the Company in kind any property of the Company of whatever nature.

(w) To procure the Company to be registered or recognised in any part of the world.

(x) To do all or any of the things or matters aforesaid in any part of the world and either as principals, agents, contractors or otherwise, and by or through agents, brokers, sub-contractors or otherwise and either alone or in conjunction with others.

(y) To do all such other things as may be deemed incidental or conducive to the attainment of the Company's objects or any of them.

AND so that:-

(1) None of the objects set forth in any sub-clause of this Clause shall be restrictively construed but the widest interpretation shall be given to each such object, and none of such objects shall, except where the context expressly so requires, be in any way limited or restricted by reference to or inference from any other object or objects set forth in such sub-clause, or by reference to or inference from the terms of any other sub-clause of this Clause, or by reference to or inference from the name of the Company.

(2) None of the sub-clauses of this Clause and none of the objects therein specified shall be deemed subsidiary or ancillary to any of the objects specified in any other such sub-clause, and the Company shall have as full a power to exercise each and every one of the objects specified in each sub-clause of this Clause as though each such sub-clause contained the objects of a separate Company.

(3) The word "Company" in this Clause, except where used in reference to the Company, shall be deemed to include any partnership or other body of persons, whether incorporated or unincorporated and whether domiciled in the United Kingdom or elsewhere.

(4) In this Clause the expression "the Act" means the Companies Act 1985, but so that any reference in this Clause to any provision of the Act shall be deemed to include a reference to any statutory modification or re-enactment of that provision for the time being in force.

5. The liability of the Members is limited.

6. The Company's authorised share capital is £250,000 represented by 250,000,000 ordinary shares of 0.1p each.

ARTICLES OF ASSOCIATION

of

BLUEBAY ASSET MANAGEMENT

PUBLIC LIMITED COMPANY

(the "Company")

(Approved by written resolution passed on 1 November 2006, to be effective from 7.30am on the date of on admission of the Company to the Official List and to trading on the London Stock Exchange on 22 November 2006)

PRELIMINARY

1. (1) In these articles the following words bear the following meanings-

"the Act" means subject to paragraph (4) of this article, the Companies Act 1985;

"address", in relation to electronic communications, includes any number or address used for the purposes of such communications;

"these articles" means the articles of the Company;

"clear days" means in relation to the period of a notice, that period excluding the day when the notice is given or deemed to be given and the day for which it is given or on which it is to take effect;

"communication" means the same as in The Electronic Communications Act 2000;

"electronic communication" has the meaning ascribed to it in The Electronic Communications Act 2000;

"executed" means any mode of execution;

"holder" means in relation to shares, the member whose name is entered in the register of members as the holder of the shares;

"the Stock Exchange" means the London Stock Exchange PLC;

"Office" means the registered office of the Company;

"the seal" means the common seal (if any) of the Company and an official seal (if any) kept by the Company by virtue of section 40 of the Act, or either of them as the case may require;

"secretary" means the secretary of the Company or any other person appointed to perform the duties of the secretary of the Company, including a joint, assistant or deputy secretary;

"the Uncertificated Securities Regulations" means subject to paragraph (4) of this article, the Uncertificated Securities Regulations 2001.

(2) In these articles, references to a share being in uncertificated form are references to that share being an uncertificated unit of a security and references to a share being in certificated form are references to that share being a certificated unit of a security, provided that any reference to a share in uncertificated form applies only to a share of a class which is, for the time being, a participating security, and only for so long as it remains a participating security.

(3) Save as aforesaid and unless the context otherwise requires, words or expressions contained in these articles have the same meaning as in the Act or the Uncertificated Securities Regulations (as the case may be).

(4) Except where otherwise expressly stated, a reference in these articles to any primary or delegated legislation or legislative provision includes a reference to any modification or re-enactment of it for the time being in force or, as appropriate, any primary legislation introduced to replace the Act (in which case, so far as is possible, a reference herein to a specific provision of the Act will be interpreted as a reference to an equivalent, similar or analogous provision of the primary legislation replacing the Act).

(5) In these articles, unless the context otherwise requires -

(a) words in the singular include the plural, and vice versa;

(b) words importing any gender include all genders; and

(c) a reference to a person includes a reference to a body corporate and to an unincorporated body of persons.

(6) In these articles -

(a) references to writing include references to typewriting, printing, lithography, photography and any other modes of representing or reproducing words in a legible and non-transitory form but shall not for the avoidance of doubt include electronic communications;

(b) references to "other" and "otherwise" shall not be construed eiusdem generis where a wider construction is possible;

(c) references to a power are to a power of any kind, whether administrative, discretionary or otherwise; and

(d) references to a committee of the directors are to a committee established in accordance with these articles, whether or not comprised wholly of directors.

(7) The headings are inserted for convenience only and do not affect the construction of these articles.

2. The regulations contained in Table A in the Companies (Tables A to F) Regulations 1985 do not apply to the Company.

SHARE CAPITAL

3. The share capital of the Company is £[•] divided into [•] ordinary shares of each.

4. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or, if the Company has not so determined, as the directors may determine).

5. Subject to the provisions of the Act, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided by these articles.

6. Subject to the provisions of the Act and these articles, the unissued shares in the Company shall be at the disposal of the directors, who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit.

7. The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

8. Except as required by law, no person shall be recognised by the Company as holding any share upon any trust and (except as otherwise provided by these articles or by law) the Company shall not be bound by or recognise any interest in any share except an absolute right to the entirety of it in the holder.

9. Without prejudice to any powers which the Company or the directors may have to issue, allot, dispose of, convert, or otherwise deal with or make arrangements in relation to shares and other securities in any form:

   (a) the holding of shares in uncertificated form and the transfer of title to such shares by means of a relevant system shall be permitted; and

   (b) the Company may issue shares in uncertificated form and may convert shares from certificated form to uncertificated form and vice versa.

   If and to the extent that any provision of these articles is inconsistent with such holding or transfer as is referred to in paragraph 9(a) above or with any provision of the Uncertificated Securities Regulations, it shall not apply to any share in uncertificated form.

10. Notwithstanding anything else contained in these articles, where any class of shares is, for the time being, a participating security, unless the directors otherwise determine, shares of any such class held by the same holder or joint holder in certificated form and uncertificated form shall be treated as separate holdings.

VARIATION OF RIGHTS

11. Subject to the provisions of the Act, if at any time the capital of the Company is divided into different classes of shares, the rights attached to any class may be varied, either while the Company is a going concern or during or in contemplation of a winding up-

    (a) in such manner (if any) as may be provided by those rights; or

(b) in the absence of any such provision, with the consent in writing or, if the directors so permit, using electronic communications, of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of the shares of that class,

but not otherwise. To every such separate meeting the provisions of these articles relating to general meetings shall apply, except that the necessary quorum at any such meeting other than an adjourned meeting shall be two persons together holding or representing by proxy at least one-third in nominal value of the issued shares of the class in question (excluding any shares of that class held as treasury shares) and at an adjourned meeting shall be one person holding shares of the class in question (other than treasury shares) or his proxy.

12. Unless otherwise expressly provided by the rights attached to any class of shares, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares as treasury shares.

SHARE CERTIFICATES

13. (1) Subject to paragraph (2) of this article, every holder of shares (other than a financial institution in respect of whom the Company is not required by law to complete and have ready a certificate) shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of such shares of any class, to a certificate for the balance of that holding) or, upon payment for every certificate after the first of such reasonable sum as the directors may determine, to several certificates each for one or more of his shares. Every certificate shall be issued under the seal or under such other form of authentication as the directors may determine (which may include manual or facsimile signatures by one or more directors), and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up on them. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

(2) Paragraph (1) of this article shall not apply in relation to shares in uncertificated form.

(3) If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of any exceptional expenses incurred by the Company in investigating evidence as the directors may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

LIEN

14. The Company shall have a first and paramount lien on every share (not being a fully paid share) for all amounts (whether presently payable or not) payable at a fixed time or called in respect of that share. The directors may declare any share to be wholly or in part exempt from the provisions of this article. The Company's lien on a share shall extend to all amounts payable in respect of it.

15. The Company may sell, in such manner as the directors determine, any share on which the Company has a lien if an amount in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the share, or the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the shares may be sold.

16. To give effect to the sale the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of, the purchaser; and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The title of the transferee to the share shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

17. The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the amount for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the share sold, in the case of a share in certificated form, and subject to a like lien for any amount not presently payable as existed upon the share before the sale) be paid to the person entitled to the share at the date of the sale.

CALLS ON SHARES AND FORFEITURE

18. Subject to the terms of allotment, the directors may make calls upon the members in respect of any amounts unpaid on their shares (whether in respect of nominal value or premium) and each member shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may be required to be paid by instalments. The directors may, before receipt by the Company of an amount due under it, revoke a call in whole or in part or postpone payment of a call in whole or part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect of which the call was made.

19. A call shall be deemed to have been made at the time when the resolution of the directors authorising the call was passed.

20. The joint holders of a share shall be jointly and severally liable to pay all calls in respect of it.

21. If a call or an instalment of a call remains unpaid after it has become due and payable the person from whom it is due shall pay interest on the amount unpaid, from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the shares in question or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined by the Act) but the directors may waive payment of the interest wholly or in part.

22. An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid these articles shall apply as if that sum had become due and payable by virtue of a call.

23. Subject to the terms of allotment, the directors may differentiate between the holders in the amounts and times of payment of calls on their shares.

24. The directors may receive from any member willing to advance it all or any part of the amount unpaid on the shares held by him (beyond the sums actually called up) as a payment in advance of calls, and such payment shall, to the extent of it, extinguish the liability on the shares in respect of which it is advanced. The Company may pay interest on the amount so received, or so much of it as exceeds the sums called up on the shares in respect of which it has been received, at such rate (if any) as the member and the directors agree.

25. If a call or an instalment of a call remains unpaid after it has become due and payable the directors may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited. If the notice is not complied with, any shares in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the directors and the forfeiture shall include all dividends and other amounts payable in respect of the forfeited shares and not paid before the forfeiture.

26. Subject to the provisions of the Act, a forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine either to the person who was before the forfeiture the holder or to any other person and, at any time before the disposition, the forfeiture may be cancelled on such terms as the directors determine. Where for the purposes of its disposal a forfeited share is to be transferred to any person, the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer and, in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer of the share to that person.

27. A person any of whose shares have been forfeited shall cease to be a member in respect of them and shall surrender to the Company for cancellation any certificate for the shares forfeited but shall remain liable to the Company for all amounts which at the date of forfeiture were presently payable by him to the Company in respect of those shares with interest at the rate at which interest was payable on those amounts before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment, but the directors may waive payment wholly or in part or enforce payment without any allowance for the value of the shares at the time of forfeiture or for any consideration received on their disposal.

28. A statutory declaration by a director or the secretary that a share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the share and the declaration shall (subject to the execution of an instrument of transfer if necessary, in the case of a share in certificated form) constitute a good title to the share and the person to whom the share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the share be

affected by any irregularity in or invalidity of the proceedings relating to the forfeiture or disposal of the share.

TRANSFER OF SHARES

29. The instrument of transfer of a share in certificated form may be in any usual form or in any other form which the directors approve and shall be executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee.

30. Where any class of shares is, for the time being, a participating security, title to shares of that class which are recorded on an Operator register of members as being held in uncertificated form may be transferred by means of the relevant system concerned. The transfer may not be in favour of more than four transferees.

31. (1) The directors may, in their absolute discretion and without giving any reason, refuse to register the transfer of a share in certificated form which is not fully paid provided that if the share is listed on the Official List of the UK Listing Authority such refusal does not prevent dealings in the shares from taking place on an open and proper basis. They may also refuse to register a transfer of a share in certificated form unless the instrument of transfer -

(a) is lodged, duly stamped, at the Office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;

(b) is in respect of only one class of share; and

(c) is in favour of not more than four transferees.

(2) The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse (or is excepted from the requirement) under the Uncertificated Securities Regulations to register the transfer.

32. If the directors refuse to register a transfer of a share, they shall within two months after the date on which the transfer was lodged with the Company (in the case of a transfer of a share in certificated form) or the date on which the Operator - instruction was received by the Company (in the case of a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form) send to the transferee notice of the refusal.

33. Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine.

34. No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share.

35. The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the directors refuse to register shall (except in the case of fraud) be returned to the person lodging it when notice of the refusal is given.

36. Nothing in these articles shall preclude the directors from recognising a renunciation of the allotment of any share by the allottee in favour of some other person.

TRANSMISSION OF SHARES

37. If a member dies the survivor, or survivors where he was a joint holder, or his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons recognised by the Company as having any title to his interest; but nothing in this article shall release the estate of a deceased member from any liability in respect of any share which had been jointly held by him.

38. A person becoming entitled to a share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the directors may properly require, elect either to become the holder of the share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall transfer title to the share to that person. All the provisions of these articles relating to the transfer of shares shall apply to the notice or instrument of transfer (if any) as if it were an instrument of transfer signed by the member and the death or bankruptcy of the member had not occurred.

39. A person becoming entitled to a share by reason of the death or bankruptcy of a member shall have the rights to which he would be entitled if he were the holder of the share, except that he shall not, before being registered as the holder of the share, be entitled in respect of it to attend or vote at any general meeting or at any separate meeting of the holders of any class of shares.

DISCLOSURE OF INTERESTS

40. (1) If a member, or any other person appearing to be interested in shares held by that member, has been given a notice under section 212 of the Act and has failed in relation to any shares (the "default shares") to give the Company the information thereby required within fourteen days from the date of giving the notice, the following sanctions shall apply, unless the directors otherwise determine -

(a) the member shall not be entitled in respect of the default shares to be present or to vote (either in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class of shares or on any poll; and

(b) where the default shares represent at least 0.25 per cent of their class (calculated exclusive of treasury shares) -

(i) any dividend payable in respect of the shares shall be withheld by the Company, which shall not have any obligation to pay interest on it, and the member shall not be entitled to elect, pursuant to these articles, to receive shares instead of that dividend; and

(ii) no transfer, other than an excepted transfer, of any shares held by the member in certificated form shall be registered unless:

(A) the member is not himself in default as regards supplying the information required; and

(B) the member proves to the satisfaction of the directors that no person in default as regards supplying such information is interested in any of the shares the subject of the transfer.

(iii) for the purposes of sub-paragraph (1)(b)(ii) of this article, in the case of shares held by the member in uncertificated form, the directors may, to enable the Company to deal with the shares in accordance with the provisions of this article, require the Operator of a relevant system to convert the shares into certificated form.

(2) Where the sanctions under paragraph (1) of this article apply in relation to any shares, they shall cease to have effect at the end of the period of seven days (or such shorter period as the directors may determine) following the earlier of:

(a) receipt by the Company of the information required by the notice mentioned in that paragraph; and

(b) receipt by the Company of notice that the shares have been transferred by means of an excepted transfer,

and the directors may suspend or cancel any of the sanctions at any time in relation to any shares.

(3) Any new shares in the Company issued in right of default shares shall be subject to the same sanctions as apply to the default shares, and the directors may make any right to an allotment of the new shares subject to sanctions corresponding to those which will apply to those shares on issue, provided that:

(a) any sanctions applying to, or to a right to, new shares by virtue of this paragraph shall cease to have effect when the sanctions applying to the related default shares cease to have effect (and shall be suspended or cancelled if and to the extent that the sanctions applying to the related default shares are suspended or cancelled); and

(b) paragraph (1) of this article shall apply to the exclusion of this paragraph (3) if the Company gives a separate notice under section 212 of the Act in relation to the new shares.

(4) Where, on the basis of information obtained from a member in respect of any share held by him, the Company gives a notice under section 212 of the Act to any other person, it shall at the same time send a copy of the notice to the member, but the omission to do so, or the non-receipt by the member of the copy, shall not invalidate or otherwise affect the application of paragraph (1) of this article.

(5) For the purposes of this article -

(a) a person, other than the member holding a share, shall be treated as appearing to be interested in that share if the member has informed the Company that the person is, or may be, so interested, or if the Company (after taking account of any information obtained from the member or, pursuant to a notice under section 212 of the Act, from anyone else)

knows or has reasonable cause to believe that the person is, or may be, so interested;

(b) "interested" shall be construed as it is for the purpose of section 212 of the Act;

(c) reference to a person having failed to give the Company the information required by a notice, or being in default as regards supplying such information, includes (i) reference to his having failed or refused to give all or any part of it and (ii) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular;

(d) an "excepted transfer" means, in relation to any shares held by a member -

(i) a transfer pursuant to acceptance of a takeover offer (within the meaning in Part XIIIA of the Act) in respect of shares in the Company; or

(ii) a transfer in consequence of a sale made through a recognised investment exchange (as defined in the Financial Services and Markets Act 2000) or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded; or

(iii) a transfer which is shown to the satisfaction of the directors to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is unconnected with the member and with any other person appearing to be interested in the shares.

(6) Nothing in this article shall limit the powers of the Company under section 216 of the Act or any other powers of the Company whatsoever.

UNTRACED MEMBERS

41. (1) The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if-

(a) for a period of twelve years no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by these articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;

(b) during that period at least three dividends in respect of the share have become payable;

(c) the Company has, after the expiration of that period, by advertisement in a national newspaper published in the United Kingdom and in a newspaper circulating in the area of the registered address or last known

address of the member or person concerned, given notice of its intention to sell such share; and

(d) the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

(2) The Company shall also be entitled to sell at the best price reasonably obtainable any additional share issued during the said period of twelve years in right of any share to which paragraph (1) of this article applies (or in right of any share so issued), if the criteria in sub-paragraphs (a), (c) and (d) of that paragraph are satisfied in relation to the additional share (but as if the words "for a period of twelve years" were omitted from sub-paragraph (a) and the words ", after the expiration of that period," were omitted from sub-paragraph (c)).

(3) To give effect to the sale of any share pursuant to this article the directors may, in the case of a share in certificated form, authorise any person to execute an instrument of transfer of the share sold to, or in accordance with the directions of the purchaser; and in the case of a share in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as it thinks fit to effect the transfer. The purchaser shall not be bound to see to the application of the proceeds of sale, nor shall his title to the share be affected by any irregularity in or invalidity of the proceedings relating to the sale. The Company shall be indebted to the member or other person entitled to the share for an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale.

ALTERATION OF CAPITAL

42. The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to the provisions of the Act, sub-divide its shares, or any of them, into shares of smaller amount than is fixed by the memorandum;

(d) determine that, as between the shares resulting from such a sub-division, any of them may have any preference or advantage as compared with the others; and

(e) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person, and diminish the amount of its share capital by the amount of the shares so cancelled.

43. Subject to compliance with the terms of any resolution referred to in article 42, where any difficulty arises in regard to any consolidation or division, the Board may settle such

difficulty as it sees fit. In particular, without limitation, the directors may sell to any person (including, subject to the provisions of the Act, the Company) the shares representing the fractions for the best price reasonably obtainable and distribute the net proceeds of sale in due proportion among those members or retain such net proceeds for the benefit of the Company, and the directors may, in the case of shares in certificated form, authorise any person to execute an instrument of transfer of the shares to or in accordance with the directions of the purchaser; and, in the case of shares in uncertificated form, the directors may, to enable the Company to deal with the share in accordance with the provisions of this article, require the Operator of a relevant system to convert the share into certificated form and after such conversion may authorise any person to execute an instrument of transfer and/or take such other steps (including the giving of directions to or on behalf of the holder, who shall be bound by them) as they think fit to effect the transfer. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

44. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way.

PURCHASE OF OWN SHARES

45. Subject to the provisions of the Act, the Company may purchase its own shares, (including redeemable shares) and may hold such shares as treasury shares or cancel them.

GENERAL MEETINGS

46. All general meetings other than annual general meetings shall be called extraordinary general meetings.

47. The directors may call general meetings. If there are not sufficient directors to call a general meeting, any director or, if there is no director, any member of the Company may call a general meeting.

NOTICE OF GENERAL MEETINGS

48. Subject to the provisions of the Act, an annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice, and all other extraordinary general meetings shall be called by at least fourteen clear days' notice. The notice shall specify the place, the day and the time of meeting and the general nature of the business to be transacted, and in the case of an annual general meeting shall specify the meeting as such. Subject to the provisions of these articles and to any rights or restrictions attached to any shares, notices shall be given to all members, to all persons entitled to a share in consequence of the death or bankruptcy of a member and to the directors and auditors of the Company.

49. The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

PROCEEDINGS AT GENERAL MEETINGS

50. No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a

member or a duly authorised representative of a corporation which is a member, shall be a quorum.

51. If a quorum is not present within half an hour after the time appointed for holding the meeting, or if during a meeting a quorum ceases to be present, the meeting shall stand adjourned to the same day in the next week at the same time and place, or to such day, time and place as the directors may determine. If at the adjourned meeting a quorum is not present within fifteen minutes after the time appointed for holding the meeting, the meeting shall be dissolved.

52. The chairman (if any) of the board of directors, or in his absence the deputy-chairman, or in the absence of both of them some other director nominated by the directors, shall preside as chairman of the meeting, but if neither the chairman nor the deputy-chairman nor such other director (if any) is present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number present to be chairman and, if there is only one director present and willing to act, he shall be chairman.

53. If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the members present and entitled to vote shall choose one of their number to be chairman.

54. The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements (including without limitation, requiring evidence of identity to be produced before entering the meeting and placing restrictions on the items of personal property which may be taken into the meeting) as they or he consider appropriate in the circumstances. The directors or the chairman of the meeting may in their or his absolute discretion refuse entry to, or eject from, any general meeting any person who refuses to submit to a search or otherwise comply with such security arrangements.

55. The directors or the chairman of the meeting may take such action, give such direction or put in place such arrangements as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. Any decision of the chairman of the meeting on matters of procedure or matters arising incidentally from the business of the meeting, and any determination by the chairman of the meeting as to whether a matter is of such a nature, shall be final.

56. A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares.

57. In the case of any general meeting, the directors may, notwithstanding the specification in the notice convening the general meeting of the place at which the chairman of the meeting shall preside (the "Principal Place"), make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places. The arrangements for simultaneous attendance and participation may include arrangements for controlling or regulating the level of attendance at any particular venue (including without limitation the issue of tickets or the use of a random method of selection) provided that such arrangements shall operate so that all members and proxies wishing to attend the meeting are able to attend at one or other of the venues.

58. The members or proxies at the satellite meeting places shall be counted in the quorum for, and be entitled to vote at, the general meeting in question, and that meeting shall be duly

constituted and its proceedings valid if the chairman of the meeting is satisfied that adequate facilities are available throughout the meeting to ensure that the members or proxies attending at the satellite meeting places are able to:

(a) participate in the business for which the meeting has been convened;

(b) see and hear all persons who speak (whether through the use of microphones, loud speakers, audiovisual communication equipment or otherwise) in the Principal. Place and any other satellite meeting place; and

(c) be heard and seen by all other persons attending at the Principal Place and any other satellite meeting place.

For the purposes of all other provisions of these articles (unless the context requires otherwise), the members shall be treated as meeting at the Principal Place.

If it appears to the chairman of the meeting that the facilities at the Principal Place or any satellite meeting place have become inadequate for the purposes set out in sub-paragraphs (a) –(c) above, the chairman may, without the consent of the meeting, interrupt or adjourn the general meeting. All business conducted at the general meeting up to the point of the adjournment shall be valid. The provisions of Article 59 shall apply to that adjournment.

59. Without prejudice to any other power of adjournment he may have under these articles or at common law:

(a) the chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place; and

(b) the chairman of the meeting may, without the consent of the meeting, adjourn the meeting before or after it has commenced, to another date, time or place which the chairman may decide, if the chairman considers that:

(i) there is not enough room for the number of members and proxies who wish to attend the meeting;

(ii) the behaviour of anyone present prevents, or is likely to prevent, the orderly conduct of the business of the meeting; or

(iii) an adjournment is otherwise necessary in order for the business of the meeting to be properly carried out.

When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give notice of an adjourned meeting.

60. No amendment to a resolution duly proposed as a special or extraordinary resolution may be considered or voted on unless the amendment is only to correct a clear error. No amendment to a resolution duly proposed as an ordinary resolution may be considered or voted on unless:

(a) the amendment is only to correct a clear error; or

(b) written notice of the terms of the proposed amendment and of the intention to move the amendment have been deposited at the Office at least 48 hours before the time for holding the meeting or the adjourned meeting at which the ordinary resolution in question is proposed; or

(c) the chairman of the meeting, in his absolute discretion, decides that the proposed amendment may be considered or voted on.

61. With the consent of the chairman, an amendment may be withdrawn by its proposer before it is voted on. If an amendment proposed to any resolution under consideration is ruled out of order by the chairman, the proceedings on the resolution shall not be invalidated by any error in the ruling.

62. A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded -

(a) by the chairman; or

(b) by not less than five members having the right to vote at the meeting; or

(c) by a member or members representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attached to any shares in the Company held as treasury shares); or

(d) by a member or members holding shares conferring a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any shares in the Company conferring a right to vote at the meeting which are held as treasury shares).

63. Unless a poll is duly demanded, a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority, and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

64. The demand for a poll may, before the poll is taken, be withdrawn but only with the consent of the chairman, and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

65. A poll shall be taken as the chairman directs, and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

66. In the case of an equality of votes, whether on a show of hands or on a poll, the chairman shall be entitled to a casting vote in addition to any other vote he may have.

67. A poll demanded on the election of a chairman or on a question of adjournment shall be taken forthwith. A poll demanded on any other question shall be taken either forthwith or at such time and place as the chairman directs, not being more than thirty days after the poll is demanded. The demand for a poll shall not prevent the continuance of a meeting for the

transaction of any business other than the question on which the poll was demanded. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

68. No notice need be given of a poll not taken forthwith if the time and place at which it is to be taken are announced at the meeting in respect of which it is demanded. In any other case, at least seven clear days' notice shall be given specifying the time and place at which the poll is to be taken.

VOTES OF MEMBERS

69. Subject to any rights or restrictions attached to any shares and to the provisions of the Act, on a show of hands every member who (being an individual) is present in person or (being a corporation) is present by a duly authorised representative who is not himself a member entitled to vote, shall have one vote, and on a poll every member shall have one vote for every share of which he is the holder.

70. In the case of joint holders the vote of the senior who tenders a vote shall be accepted to the exclusion of the votes of the other joint holders, and seniority shall be determined by the order in which the names of the holders stand in the register of members.

71. A member in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, on a show of hands or on a poll, by any person authorised in that behalf by that court, who may on a poll vote by proxy. Evidence to the satisfaction of the directors of the authority of the person claiming the right to vote shall be deposited at or sent to the Office, or such other place as is specified in accordance with these articles for the deposit or receipt of appointments of proxy, not less than 48 hours before the time appointed for holding the meeting or adjourned meeting at which the right to vote is to be exercised, and in default the right to vote shall not be exercisable.

72. No member shall have the right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid.

73. No objection shall be raised to the qualification of any voter or to the counting of, or failure to count, any vote, except at the meeting or adjourned meeting at which the vote objected to is tendered. Subject to any objection made in due time, every vote counted and not disallowed at the meeting shall be valid and every vote disallowed or not counted shall be invalid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

74. On a poll votes may be given either personally or by proxy or (in the case of a corporate member) by a duly authorised representative. A member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses the same way. A proxy need not be a member. A member may appoint more than one proxy to attend on the same occasion. Submitting an appointment of proxy shall not preclude a member from attending and voting at the meeting or at any adjournment of it.

75. Subject to article 76 below, an appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf

of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer.

76. The directors may allow the appointment of a proxy to be contained in an electronic communication subject to any requirements as to authentication of the appointment and any limitations, restrictions or conditions as the directors may think fit.

77. The appointment of a proxy and any authority under which it is executed or a copy of the authority certified notarially or in some other way approved by the directors may:-

(a) in the case of an appointment of proxy in writing be deposited at the Office or at such other place in the United Kingdom as is specified in the notice convening the meeting, or in any appointment of proxy sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(b) in the case of an appointment contained in an electronic communication, be received at the address specified in the notice convening the meeting, or in any appointment of proxy sent out by the Company in relation to the meeting, or in any invitation to appoint a proxy issued by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting at which the person named in the appointment of proxy proposes to vote; or

(c) in the case of a poll taken more than 48 hours after it was demanded, be deposited or received as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for taking the poll; or

(d) where the poll is not taken forthwith but is taken not more than 48 hours after it was demanded, be delivered at the meeting to the chairman or to the secretary or any director

and an appointment of proxy which is not deposited, delivered or received in a manner so permitted shall be invalid.

78. A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll, unless notice of the determination was received by the Company at the Office, or at such other place at which an appointment of proxy may be duly deposited or the address where an appointment contained in an electronic communication may be duly received, before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll not taken on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

79. The appointment of a proxy to vote at a meeting shall be deemed also to confer authority to demand or join in demanding a poll but shall not confer any further right to speak at the meeting, except with the permission of the chairman (and for the purposes of these articles a demand for a poll made by a person as proxy for a member or as the duly authorised representative of a corporate member shall be the same as a demand made by the member).

80. The directors may at the expense of the Company send or make available invitations to appoint a proxy to the members by post or by electronic communications or otherwise (with or without provision for their return prepaid) for use at any general meeting or at any separate meeting of the holders of any class of shares, either in blank or nominating in the alternative any one or more of the directors or any other person. If for the purpose of any meeting invitations to appoint as proxy a person or one of a number of persons specified in the invitations are issued at the Company's expense, they shall be issued to all (and not to some only) of the members entitled to be sent a notice of the meeting and to vote at it. The accidental omission to send or make available such an appointment of proxy or give such an invitation to, or the non-receipt thereof by, any member entitled to attend and vote at a meeting shall not invalidate the proceedings at that meeting.

81. Where two or more valid but differing appointments of proxy are received in respect of the same share for use at the same meeting the one which is last sent shall be treated as replacing and revoking the other or others. If the Company is unable to determine which is last sent, the one which is last received shall be so treated. If the Company is unable to determine either which is last sent or which is last received, none of them shall be treated as valid in respect of that share.

CORPORATIONS ACTING BY REPRESENTATIVES

82. Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Except as otherwise provided in these articles, the person so authorised shall be entitled to exercise the same power on behalf of the corporation as the corporation could exercise if it were an individual member of the Company, and the corporation shall for the purposes of these articles be deemed to be present in person at any such meeting if a person so authorised is present at it.

DIRECTORS

83. Unless otherwise determined by the Company by ordinary resolution the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less than two.

84. A director shall not require a share qualification.

85. (1) Until otherwise determined by the Company by ordinary resolution, there shall be paid to each of the directors (other than alternate directors) such fees for his services in the office of director as the directors may determine. The fees shall be deemed to accrue from day to day and shall be distinct from and additional to any remuneration or other benefits which may be paid or provided to any director pursuant to any other provision of these articles.

(2) The directors may also be paid all travelling, hotel and other expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of the holders of any class of shares or otherwise in connection with the discharge of their duties as directors.

(3) Any director who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such

special remuneration (whether by way of fixed sum, bonus, commission, participation in profits or otherwise) as the directors may determine.

ALTERNATE DIRECTORS

86. Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors and willing to act, to be an alternate director and may remove from office an alternate director appointed by him.

87. An alternate director shall (unless he is absent from the United Kingdom) be entitled to receive notices of meetings of the directors and of committees of the directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not present, and generally to perform all the functions of his appointor as a director in his absence, but shall not (unless the Company by ordinary resolution otherwise determines) be entitled to any fees for his services as an alternate director.

88. An alternate director shall cease to be an alternate director if his appointor ceases to be a director; but, if a director retires by rotation or otherwise but is reappointed or deemed to have been re- appointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his reappointment.

89. An appointment or removal of an alternate director shall be by notice to the Company executed by the director making or revoking the appointment or in any other manner approved by the directors.

90. Save as otherwise provided in these articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults, and he shall not be deemed to be the agent of the director appointing him.

POWERS OF DIRECTORS

91. The business of the Company shall be managed by the directors who, subject to the provisions of the Act, the memorandum and these articles and to any directions given by special resolution, may exercise all the powers of the Company. No alteration of the memorandum or these articles and no such direction shall invalidate any prior act of the directors which would have been valid if that alteration had not been made or that direction had not been given. The powers given by this article shall not be limited by any special power given to the directors by these articles and a meeting of the directors at which a quorum is present may exercise all powers exercisable by the directors.

92. (1) The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to its subsidiary undertakings so as to secure (as regards subsidiary undertakings so far as by such exercise they can secure) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding amounts borrowed by any member of the Group from any other member of the Group, other than amounts to be taken into account under paragraph (3)(c) and (d) of this article) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times the aggregate of-

(a) the amount paid up on the share capital of the Company; and

(b) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balance on the profit and loss account reserve, but excluding amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on any reserve, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any change since that date in the companies comprising the Group;

and, for the avoidance of doubt any balance representing the Company's own shares (whether held pursuant to an employees' share scheme (within the meaning of section 743 of the Act) or as treasury shares) shall reduce capital and revenue reserves of the Group for the purposes of paragraph (1)(b) of this article.

(2) In this article -

(a) "the Group" means the Company and its subsidiary undertakings (if any); and

(b) "subsidiary undertaking" has the same meaning as in the Act.

(3) For the purposes of this article, but without prejudice to the generality of the terms "borrowing" and "borrowed" -

(a) amounts borrowed for the purpose of repaying the whole or any part of any amounts previously borrowed and then outstanding (including any premium payable on final repayment) and to be applied for that purpose within six months of the borrowing shall not, pending such application, be taken into account as money borrowed;

(b) the principal amount (including any premium payable on final repayment) of any debentures issued in whole or in part for a consideration other than cash shall be taken into account as money borrowed by the member of the Group issuing them;

(c) money borrowed by a partly-owned subsidiary undertaking and not owing to another member of the Group shall (*notwithstanding* sub-paragraph (b) of this paragraph) be taken into account subject to the exclusion of a proportion of it equal to the minority proportion, and money borrowed and owing to a partly-owned subsidiary undertaking by another member of the Group shall (subject to sub-paragraph (d) of this paragraph) be taken into account to the extent of a proportion of it equal to the minority proportion (and for the purpose of this sub-paragraph "minority proportion" means the proportion of the issued equity share capital of the partly-owned subsidiary undertaking which is not attributable, directly or indirectly, to the Company); and

(d) in the case of money borrowed and owing to a partly-owned subsidiary undertaking by another partly-owned subsidiary undertaking the proportion which would otherwise be taken into account under sub-paragraph (c) of this paragraph shall be reduced by excluding such part of

it as is equal to the proportion of the issued equity share capital of the borrowing subsidiary undertaking which is not attributable, directly or indirectly, to the Company.

(4) In calculating the aggregate amount of borrowings for the purpose of this article, money borrowed by any member of the Group which is denominated or repayable in a currency other than sterling shall be treated as converted into sterling -

(a) at the rate of exchange used for the conversion of that currency in the latest audited balance sheet of that member; or

(b) if no rate was so used, at the middle market rate of exchange prevailing in London at the close of business on the date of that balance sheet, but if the amount in sterling resulting from conversion at that rate would be greater than that resulting from conversion at the middle market rate prevailing in London at the close of business on the business day immediately preceding the day on which the calculation falls to be made, the latter rate shall apply instead.

(5) No debt incurred or security given in respect of money borrowed or to be taken into account as money borrowed in excess of the above limit shall be invalid or ineffectual except in the case of express notice to the lender or the recipient of the security at the time when the debt was incurred or security given that the limit hereby imposed had been or was thereby exceeded, but no lender or other person dealing with the Company shall be concerned to see or enquire whether such limit is observed.

(6) In this article references to a consolidated balance sheet and profit and loss account of the Group are to be taken -

(a) in a case where the Company had no subsidiary undertakings at the relevant time, as references to the balance sheet and profit and loss account of the Company;

(b) in a case where the Company had subsidiary undertakings at the relevant time but there are no consolidated accounts of the Group, as references to the respective balance sheets and profit and loss accounts of the companies comprising the Group; and

(c) in a case where the Company had subsidiary undertakings at the relevant time, one or more of which has, in accordance with the Act, been excluded from consolidation as references to the consolidated balance sheet and profit and loss account of the Company and those of its subsidiary undertakings included in the consolidation.

DELEGATION OF DIRECTORS' POWERS

93. (1) The directors may delegate any of their powers -

(a) to any managing director, any director holding any other executive office or any other director;

(b) to any committee consisting of one or more directors and (if thought fit) one or more other persons, but a majority of the members of the committee shall be directors and no resolution of the committee shall be effective unless a majority of those present when it is passed are directors; and

(c) to any local board or agency for managing any of the affairs of the Company either in the United Kingdom or elsewhere.

(2) Any such delegation (which may include authority to sub-delegate all or any of the powers delegated) may be subject to any conditions the directors impose and either collaterally with or to the exclusion of their own powers and may be revoked or varied. The power to delegate under this article, being without limitation, includes power to delegate the determination of any fee, remuneration or other benefit which may be paid or provided to any director; and the scope of the power to delegate under sub-paragraph (a), (b) or (c) of paragraph (1) of this article shall not be restricted by reference to or inference from any other of those sub-paragraphs. Subject as aforesaid, the proceedings of any committee, local board or agency with two or more members shall be governed by such of these articles as regulate the proceedings of directors so far as they are capable of applying.

94. The directors may, by power of attorney or otherwise, appoint any person, whether nominated directly or indirectly by the directors, to be the agent of the Company for such purposes and subject to such conditions as they think fit, and may delegate any of their powers to such an agent. The directors may revoke or vary any such appointment or delegation and may also authorise the agent to sub-delegate all or any of the powers vested in him.

APPOINTMENT AND RETIREMENT OF DIRECTORS

95. At the annual general meeting in every year, all directors who held office at the time of the two preceding annual general meetings and did not retire by rotation or pursuant to article 100 at either of them shall retire from office by rotation. A retiring director shall be eligible for reappointment. Any non-executive director (other than the chairman) who has held office as a non-executive director for nine years or more and who is not required to retire under the preceding provision of this article shall also retire from office and shall be eligible for reappointment.

96. If the Company, at the meeting at which a director retires under any provision of these articles, does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost.

97. No person other than a director retiring at the meeting shall be appointed or reappointed a director at any general meeting unless-

(a) he is recommended by the directors; or

(b) not less than seven nor more than thirty-five days before the date appointed for holding the meeting, notice executed by a member qualified to vote on the appointment or reappointment has been given to the Company of the intention to propose that person for appointment or reappointment, stating the particulars

which would, if he were appointed or reappointed, be required to be included in the Company's register of directors, together with notice executed by that person of his willingness to be appointed or reappointed.

98. At a general meeting a motion for the appointment of two or more persons as directors by a single resolution shall not be made, unless a resolution that it shall be so made has been first agreed to by the meeting without any vote being given against it, and for the purposes of this article a motion for approving a person's appointment or for nominating a person for appointment shall be treated as a motion for his appointment.

99. Subject as aforesaid, the Company may by ordinary resolution appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director.

100. The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A director so appointed shall retire at the next annual general meeting and shall then be eligible for reappointment.

101. Subject as aforesaid, a director who retires at an annual general meeting may be reappointed. If he is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting.

DISQUALIFICATION AND REMOVAL OF DIRECTORS

102. Without prejudice to the provisions of the Act, the Company may, by ordinary resolution, remove a director before the expiration of his period of office (but such removal shall be without prejudice to any claim to damages for breach of any contract of service between the director and the Company) and, subject to these articles, may, by ordinary resolution, appoint another person instead of him. A person so appointed shall be subject to retirement at the same time as if he had become a director on the day on which the director in whose place he is appointed was last appointed or reappointed a director.

103. The office of a director shall be vacated if -

(a) he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

(b) he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

(c) he is, or may be, suffering from mental disorder and either -

(i) he is admitted to hospital in pursuance of an application for admission for treatment under the Mental Health Act 1983 or, in Scotland, an application for admission under the Mental Health (Scotland) Act 1984, or

(ii) an order is made by a court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or

(d) he resigns his office by notice in writing to the Company; or

(e) in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or

(f) he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or

(g) a notice in writing is served upon him personally or at the address registered with the Company in accordance with sections 288 to 290 of the Act or at his residential address provided to the Company, signed by all other directors for the time being to the effect that his office as director shall on receipt of such notice be vacated (and such notice may consist of several documents in the like form each executed by one or more directors).

104. No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of seventy or any other age; nor shall it be necessary by reason of his age to give special notice under the Act of any resolution appointing, reappointing or approving the appointment of a director.

DIRECTORS' APPOINTMENTS AND INTERESTS

105. The directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and, subject to the provisions of the Act, any such appointment may be made for such term, at such remuneration and on such other conditions as the directors think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

106. (1) Subject to the provisions of the Act, and provided that he has disclosed to the directors the nature and extent of any material interest of his prior to the Company entering into the transaction or arrangement, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate; and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

(2) For the purposes of this article -

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

107. Subject to the provisions of the Act and Articles 115 and 116, the directors may authorise any matter which would otherwise result in or amount to a director infringing his duty to avoid a situation in which he has, or can have, a direct or indirect interest which conflicts, or possibly may conflict, with the interests of the Company or his duty not to accept a benefit from a third party conferred by reason of his being or doing anything as a director. A director's duty to avoid conflicts will not be infringed by reason of any matter which is specifically or generally authorised by the directors of the Company pursuant to this Article. Without prejudice to the generality of foregoing, the directors may authorise any director to accept or continue in any office, position or post, and any conflict of interest that may arise by virtue of such director holding such office, position or post and may authorise, before or at the time that such conflict arises, the manner in which any conflict arising out of such office, position or post may be dealt with, including authorising the relevant director to absent himself from any meeting of the board or any committee of the board at which the relevant matter is discussed and to excuse himself from the decision making process in relation thereto.

DIRECTORS' GRATUITIES AND PENSIONS

108. The directors may (by the establishment of, or maintenance of, schemes or otherwise) provide benefits, whether by the payment of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse or civil partner and a former spouse and former civil partner) or any person who is or was dependent on him and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

PROCEEDINGS OF DIRECTORS

109. (1) Subject to the provisions of these articles, the directors may regulate their proceedings as they think fit.

(2) A director may, and the secretary at the request of a director shall, call a meeting of the directors. Subject to paragraph (3) of this article, it shall not be necessary to give notice of a meeting to a director who is absent from the United Kingdom.

(3) If a director gives notice to the Company of an address in the United Kingdom at which notice of meetings of the directors is to be given to him when he is absent from the United Kingdom, he shall, if so absent, be entitled to have notice given

to him at that address; but the Company shall not be obliged by virtue of this paragraph to give any director a longer period of notice than he would have been entitled to had he been present in the United Kingdom at that address.

(4) Questions arising at a meeting shall be decided by a majority of votes. In case of an equality of votes, the chairman shall have a second or casting vote. A director who is also an alternate director shall be entitled in the absence of his appointor to a separate vote on behalf of his appointor in addition to his own vote; and an alternate director who is appointed by two or more directors shall be entitled to a separate vote on behalf of each of his appointors in the appointor's absence.

(5) A meeting of the directors may consist of a conference between directors some or all of whom are in different places provided that each director who participates in the meeting is able:

(a) to hear each of the other participating directors addressing the meeting; and

(b) if he so wishes, to address each of the other participating directors simultaneously,

whether directly, by conference telephone or by any other form of communication equipment (whether in use when this article is adopted or developed subsequently) or by a combination of such methods. A quorum shall be deemed to be present if those conditions are satisfied in respect of at least the number and designation of directors required to form a quorum. A meeting held in this way shall be deemed to take place at the place where the largest group of directors is assembled or, if no such group is readily identifiable, at the place from where the chairman of the meeting participates at the start of the meeting.

110. No business shall be transacted at any meeting of the directors unless a quorum is present. The quorum may be fixed by the directors and unless so fixed at any other number shall be two. An alternate director who is not himself a director shall, if his appointor is not present, be counted in the quorum.

111. The continuing directors or a sole continuing director may act notwithstanding any vacancies in their number, but, if the number of directors is less than the number fixed as the quorum, the continuing directors or director may act only for the purpose of filling vacancies or of calling a general meeting.

112. The directors may elect from their number, and remove, a chairman and a deputy-chairman of the board of directors. The chairman, or in his absence the deputy-chairman, shall preside at all meetings of the directors, but if there is no chairman or deputy-chairman, or if at the meeting neither the chairman nor the deputy-chairman is present within five minutes after the time appointed for the meeting, or if neither of them is willing to act as chairman, the directors present may choose one of their number to be chairman of the meeting.

113. All acts done by a meeting of the directors, or of a committee of the directors, or by a person acting as a director, shall notwithstanding that it may afterwards be discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

114. A resolution in writing executed by all the directors entitled to receive notice of a meeting of the directors or of a committee of the directors shall be as valid and effectual as if it had been passed at a meeting of the directors or (as the case may be) of that committee, duly convened and held, and may consist of several documents in the like form each executed by one or more directors, but a resolution executed by an alternate director need not also be executed by his appointor and, if it is executed by a director who has appointed an alternate director, it need not also be executed by the alternate director in that capacity.

115. (1) Save as otherwise provided by these articles, a director shall not vote at a meeting of the directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in shares, debentures or other securities of, or otherwise in or through, the Company), unless the case falls within one or more of the following sub-paragraphs-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Commissioners for HM Revenue and Customs for taxation purposes;

(e) the resolution relates to an arrangement for the benefit of the employees of the Company or any of its subsidiary undertakings, including but without being limited to an employees' share scheme (within the meaning of section 743 of the Act), which does not accord to any director as such any privilege or advantage not generally accorded to the employees to whom the arrangement relates;

(f) the resolution relates to a transaction or arrangement with any other company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in one per cent or more of any class of the equity share capital of that company (or of any other company through which his interest is derived) and not entitled to exercise one per cent or more of the voting rights available to members of the relevant company (and for the purpose of calculating the said percentage there shall be disregarded any shares held by the director as a bare or custodian trustee and in which he has no beneficial interest, and any shares comprised in any authorised unit trust scheme in which the director is interested only as a unit holder);

(g) the resolution relates to the purchase or maintenance for any director or directors of insurance against any liability.

(2) For the purposes of paragraph (1) of this article, an interest of any person who is for any purpose of the Act (excluding any statutory modification thereof not in force when these articles became binding on the Company) connected with a director shall be taken to be the interest of that director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

(3) Where proposals are under consideration concerning the appointment (including the fixing or varying of terms of appointment) of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested, the proposals may be divided and considered in relation to each director separately and (provided he is not by virtue of paragraph (1)(f) of this article, or otherwise under that paragraph, or for any other reason, precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

116. A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

117. The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of these articles prohibiting a director from voting at a meeting of the directors or of a committee of the directors.

118. If a question arises at a meeting of the directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting (or, if the director concerned is the chairman, to the other directors at the meeting), and his ruling in relation to any director other than himself (or, as the case may be, the ruling of the majority of the other directors in relation to the chairman) shall be final and conclusive.

MINUTES

119. The directors shall cause minutes to be made in books kept for the purpose -

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of the directors, including the names of the directors present at each such meeting.

SECRETARY

120. Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and on such other conditions as they think fit; and any secretary so appointed may be removed by them.

DIVIDENDS

121. Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members, but no dividend shall exceed the amount recommended by the directors.

122. Subject to the provisions of the Act, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution. If the share capital is divided into different classes, the directors may pay interim dividends on shares which confer deferred or non-preferred rights with regard to dividend as well as on shares which confer preferential rights with regard to dividend, but no interim dividend shall be paid on shares carrying deferred or non-preferred rights if, at the time of payment, any preferential dividend is in arrear. The directors may also pay at intervals settled by them any dividend payable at a fixed rate if it appears to them that the profits available for distribution justify the payment. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

123. Subject to the provisions of the Act and except as otherwise provided by these articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case (and except as aforesaid), dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid. For the purpose of this article, an amount paid up on a share in advance of a call shall be treated, in relation to any dividend declared after the payment but before the call, as not paid up on the share.

124. A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit and in particular (but without limitation) may issue fractional certificates or other fractional entitlements (or ignore fractions) and fix the value for distribution of any assets, and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of members, and may vest any assets in trustees.

125. (1) Any dividend or other money payable in respect of a share may be paid by cheque or warrant sent by post to the registered address of the person entitled or, if two or more persons are the holders of the share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may by notice direct. Any such dividend or other money may also be paid by any other method (including direct debit or credit and bank transfer or, in respect of shares in uncertificated form, where the Company is authorised to do so by or on behalf of the holder or joint holders in such manner as the Company may from time to time consider sufficient, by means of a relevant system) which the directors consider appropriate. Any joint holder or other person jointly entitled to a share as aforesaid may give receipts for any dividend or other money payable in respect of the share. Every cheque or warrant shall be made payable to the order of or to the person or persons entitled or to such other person as the person or persons entitled

may by notice direct. Payment of such cheque, warrant or order, the collection of funds from or transfer of funds by a bank in accordance with such direct debit or bank transfer or, in respect of shares in uncertificated form, the making of payment by means of a relevant system, shall be a good discharge to the Company.

(2) The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if -

(a) in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed); or

(b) following one such occasion, reasonable enquiries have failed to establish any new address of the holder,

but, subject to the provisions of these articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

126. No dividend or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share.

127. Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

128. The directors may, with the authority of an ordinary resolution of the Company, offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. The following provisions shall apply:

(a) The said resolution may specify a particular dividend (whether or not declared), or may specify all or any dividends declared or payable within a specified period, but such period may not end later than the beginning of the fifth annual general meeting next following the date of the meeting at which the ordinary resolution is passed.

(b) The entitlement of each holder of ordinary shares to new ordinary shares shall be such that the relevant value of the entitlement shall be as nearly as possible equal to (but not greater than) the cash amount (disregarding any tax credit) that such holder would have received by way of dividend. For this purpose "relevant value" shall be calculated by reference to the average of the middle market quotations for the Company's ordinary shares on the Stock Exchange as derived from the Daily Official List, for the day on which the ordinary shares are first quoted "ex" the relevant dividend and the four subsequent dealing days, or in such other manner as may be determined by or in accordance with the ordinary resolution. Absent manifest error, a certificate or report by the auditors as to the amount of the relevant value in respect of any dividend shall be conclusive evidence of that amount.

(c) No fraction of a share shall be allotted and the directors may deal with any fractions which arise as they think fit.

(d) The directors shall, after determining the basis of allotment, notify the holders of ordinary shares of the right of election offered to them, and specify the procedure to be followed and place at which, and the latest time by which, elections must be lodged in order to be effective.

(e) The directors may exclude from any offer any holders of ordinary shares where the directors believe that the making of the offer to them would or might involve the contravention of the laws of any territory or that for any other reason the offer should not be made to them.

(f) The dividend (or that part of the dividend in respect of which a right of election has been given) shall not be payable on ordinary shares in respect of which an election has been duly made ("the elected ordinary shares") and instead additional ordinary shares shall be allotted to the holders of the elected ordinary shares on the basis of allotment determined as aforesaid. For such purpose the directors shall capitalise out of any amount for the time being standing to the credit of any reserve or fund (including any share premium account or capital redemption reserve) or any of the profits which could otherwise have been applied in paying dividends in cash, as the directors may determine, a sum equal to the aggregate nominal amount of the additional ordinary shares to be allotted on that basis and apply it in paying up in full the appropriate number of unissued ordinary shares for allotment and distribution to the holders of the elected ordinary shares on that basis.

(g) The directors shall not proceed with any election unless the Company has sufficient unissued shares authorised for issue and sufficient reserves or funds that may be capitalised to give effect to it after the basis of allotment is determined.

(h) The additional ordinary shares when allotted shall rank pari passu in all respects with the fully paid ordinary shares then in issue except that they will not be entitled to participation in the dividend in lieu of which they were allotted.

(i) The directors may do all acts and things which they consider necessary or expedient to give effect to any such capitalisation, and may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for such capitalisation and incidental matters and any agreement so made shall be binding on all concerned.

CAPITALISATION OF PROFITS

129. (1) The directors may with the authority of an ordinary resolution of the Company -

(a) subject as hereinafter provided, resolve to capitalise any undividended profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of any reserve or fund of the Company (including any share premium account or capital redemption reserve);

(b) appropriate the sum resolved to be capitalised to the members in proportion to the nominal amounts of the shares (whether or not fully paid) held by them respectively which would (or in the case of treasury

shares, which would if such shares were not held as treasury shares) entitle them to participate in a distribution of that sum if the shares were fully paid and the sum were then distributable and were distributed by way of dividend and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members or as they may direct, in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this article, only be applied in paying up unissued shares to be allotted to members credited as fully paid;

(c) resolve that any shares so allotted to any member in respect of a holding by him of any partly paid shares shall so long as such shares remain partly paid rank for dividend only to the extent that the latter shares rank for dividend;

(d) make such provision by the issue of fractional certificates or other fractional entitlements (or by ignoring fractions) or by payment in cash or otherwise as they think fit in the case of shares or debentures becoming distributable in fractions (including provision whereby the benefit of fractional entitlements accrue to the Company rather than to the members concerned);

(e) authorise any person to enter on behalf of all the members concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any further shares to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members; and

(f) generally do all acts and things required to give effect to such resolution as aforesaid.

(2) Where, pursuant to an employees' share scheme (within the meaning of section 743 of the Act) the Company has granted options to subscribe for shares on terms which provide (inter alia) for adjustments to the subscription price payable on the exercise of such options or to the number of shares to be allotted upon such exercise in the event of any increase or reduction in or other reorganisation of the Company's issued share capital and an otherwise appropriate adjustment would result in the subscription price for any share being less than its nominal value, then, subject to the provisions of the Act, the directors may, on the exercise of any of the options concerned and payment of the subscription price which would have applied had such adjustment been made, capitalise any such profits or other sum as is mentioned in paragraph (1)(a) above to the extent necessary to pay up the unpaid balance of the nominal value of the shares which fall to be allotted on the exercise of such options and apply such amount in paying up such balance and allot shares fully paid accordingly. The provisions of paragraph (1)(a) to (f) above shall apply mutatis mutandis to this paragraph (but as if the authority of an ordinary resolution of the Company were not required).

RECORD DATES

130. Notwithstanding any other provision of these articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. Where such a record date is fixed, references in these articles to a holder of shares or member to whom a dividend is to be paid or a distribution, allotment or issue is to be made shall be construed accordingly.

ACCOUNTS

131. No member (other than a director) shall have any right to inspect any accounting record or other document of the Company, unless he is authorised to do so by statute, by order of the court, by the directors or by ordinary resolution of the Company.

NOTICES ETC

132. Any notice to be given to or by any person pursuant to these articles shall be in writing or, if the directors so permit, given using electronic communications, except that a notice calling a meeting of the directors need not be either in writing or given using electronic communications.

133. The Company may give any notice to a member either personally or by sending it by post in a prepaid envelope addressed to the member at his registered address or by leaving it at that address or by giving it using electronic communications to an address for the time being notified by the member to the Company for that purpose. Notice is also to be treated as given to a member where:-

(a) the Company and the member have agreed that such notices to be given to that member may instead be accessed by him on a web site;

(b) that member is notified, in a manner for the time being agreed between him and the Company for the purpose, of:-

(i) the publication of the notice on a web site;

(ii) the address of that web site;

(iii) the place on that web site where the notice may be accessed, and how it may be accessed; and

(c) the notice in question is a notice of a meeting, the notice continues to be published on that web site throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid and provided always that article 49 shall apply to such notice as it does to any other notice of meeting.

In the case of joint holders of a share, all notices shall be given to the joint holder whose name stands first in the register of members in respect of the joint holding and notice so

given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom shall not be entitled to receive any notice from the Company unless he gives to the Company an address (not being an address for the purposes of electronic communications) within the United Kingdom at which notices may be given to him.

134. A member present either in person or by proxy, or in the case of a corporate member by a duly authorised representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

135. (1) Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of twenty one days before the notice is given; and no change in the register after that time shall invalidate the giving of the notice.

(2) Every person who becomes entitled to a share shall be bound by any notice in respect of that share which, before his name is entered in the register of members, has been given to the person from whom he derives his title; but this paragraph does not apply to a notice given under section 212 of the Act.

136. Where, by reason of the suspension or curtailment of postal services within the United Kingdom, the Company is unable effectively to give notice of a general meeting by post, the general meeting may be convened by a notice advertised in two national daily newspapers published in the United Kingdom. The Company shall send a copy of the notice to members in the same manner as it sends notices under article 132 if at least seven clear days before the meeting the posting of notices to addresses throughout the United Kingdom again becomes practicable.

137. Any notice to be given by the Company to the members or any of them, and not provided for by or pursuant to these articles, shall be sufficiently given if given by advertisement in at least one national daily newspaper published in the United Kingdom.

138. A notice sent by post shall be deemed to have been given on the day following that on which the envelope containing the notice was posted unless it was sent by second class post or there is only one class of post in which case it shall be deemed to have been given on the day next but one after it was posted. Proof that the envelope was properly addressed, prepaid and posted shall be conclusive evidence that notice was given. A notice given by advertisement shall be deemed to have been served on the day on which the advertisement appears. A notice contained in an electronic communication shall be deemed to have been given on the day following that on which it was sent or, in the case of the publication of a notice on a web site, on the day following that on which the member is notified of such publication in accordance with article 133. Proof that a notice contained in an electronic communication was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time the relevant notice was given) shall be conclusive evidence that notice was given.

139. A notice may be given by the Company to the person entitled to a share in consequence of the death or bankruptcy of a member by sending or delivering it in any manner authorised by these articles for the giving of notice to a member addressed to that person by name, or by the title of representative of the deceased or trustee of the bankrupt or by any like description, at the address, if any, within the United Kingdom supplied for that purpose by the person claiming to be so entitled. Until such an address has been supplied, a notice

may be given in any manner in which it might have been given if the death or bankruptcy had not occurred.

140. Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or, in the case of a member whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a member whose registered address is not within the United Kingdom, a new address for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications). For the purposes of this article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these articles.

141. Where a document is required under these articles to be signed by a member or any other person, if the document is in the form of an electronic communication, then in order to be valid the document must either:

(a) incorporate the electronic signature, or personal identification details (which may be details previously allocated by the Company), of that member or other person, in such form by the directors may approve, or

(b) be accompanied by such other evidence as the directors may require in order to be satisfied that the document is genuine.

The Company may designate mechanisms for validating any such document and a document not validated by the use any such mechanisms shall be deemed as having not been received by the Company.

DESTRUCTION OF DOCUMENTS

142. (1) The Company may destroy -

(a) any instrument of transfer, after six years from the date on which it is registered;

(b) any dividend mandate or notification of change of name or address, after two years from the date on which it is recorded;

(c) any share certificate, after one year from the date on which it is cancelled; and

(d) any other document on the basis of which an entry in the register of members is made, after six years from the date on which it is made.

(2) Any document referred to in paragraph (1) of this article may be destroyed earlier than the relevant date authorised by that paragraph, provided that a copy of the document (whether made electronically, by microfilm, by digital imaging or by any other means) has been made which is not destroyed before that date.

(3) It shall be conclusively presumed in favour of the Company that every entry in the register of members purporting to have been made on the basis of a document destroyed in accordance with this article was duly and properly made, that every instrument of transfer so destroyed was duly registered, that every share certificate so destroyed was duly cancelled, and that every other document so destroyed was valid and effective in accordance with the particulars in the records of the Company, provided that-

(a) this article shall apply only to the destruction of a document in good faith and without notice of any claim (regardless of the parties to it) to which the document might be relevant;

(b) nothing in this article shall be construed as imposing upon the Company any liability in respect of the destruction of any such document otherwise than in accordance with this article which would not attach to the Company in the absence of this article; and

(c) references in this article to the destruction of any document include references to the disposal of it in any manner.

WINDING UP

143. If the Company is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by law, subject to the provisions of the Act, divide among the members in specie the whole or any part of the assets of the Company and may, for that purpose, value any assets and determine how the division shall be carried out as between the members or different classes of members. The liquidator may, with the like sanction, vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability.

INDEMNITY

144. Subject to the provisions of the Act, the Company may:

(a) indemnify any person who is or was a director, directly or indirectly (including by funding any expenditure incurred or to be incurred by him), against any loss or liability, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company; and/or

(b) purchase and maintain insurance for any person who is or was a director against any loss or liability or any expenditure he may incur, whether in connection with any proven or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to the Company or any associated company.

For the purposes of this article, "associated company" has the same meaning as in section 309A of the Act.

This document comprises a Prospectus relating to BlueBay Asset Management plc ("BlueBay") prepared in accordance with the Prospectus Rules made by the Financial Services Authority under Part VI of the Financial Services and Markets Act 2000. BlueBay and the Directors and Proposed Directors of BlueBay, whose names appear on page 11 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, the Proposed Directors and BlueBay (who have taken all reasonable care to ensure that such is the case), such information is in accordance with the facts and does not omit anything likely to affect the import of such information.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "UK Listing Authority") and to the London Stock Exchange plc (the "London Stock Exchange") for all of the issued ordinary share capital of the Company described in this Prospectus to be admitted to the Official List of the UK Listing Authority (the "Official List") and to trading on the London Stock Exchange's main market for listed securities. Admission to the Official List together with admission to trading on the London Stock Exchanges main market for listed securities constitute admission to listing on a regulated market ("Admission"). Conditional dealings in the Ordinary Shares (as unlisted securities) are expected to commence on the London Stock Exchange at 8.00 a.m. (London time) on 17 November 2006. It is expected that Admission will become effective and that unconditional dealings in the Ordinary Shares will commence at 8.00 a.m. (London time) on 22 November 2006. Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place. **All dealings before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.**

See Part VI – "Risk Factors" for a discussion of certain factors that should be considered in connection with an investment in the Ordinary Shares.

This document does not constitute an offer of, or the solicitation of an offer to buy, Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful and, in particular, is not for distribution or publication in Australia, Canada or Japan. The offer and sale of Ordinary Shares has not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, Ordinary Shares may not be offered or sold in Australia, Canada, Japan or the United States or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada, Japan or the United States. Credit Suisse may arrange for the offer and sale of Ordinary Shares in the United States under the Offer only to persons believed to be "qualified institutional buyers" ("QIBs") in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and under circumstances which will not require the Company to register under the Investment Company Act. The Ordinary Shares offered and being sold outside the United States are being offered and sold in reliance on Regulation S under the Securities Act.

BlueBay Asset Management plc

(incorporated in England and Wales under the Companies Act 1985 with registered number 03262598)

Offer of 63,000,000 Ordinary Shares of 0.1 pence each at an Offer Price of 300 pence per Ordinary Share and admission of up to 199,985,000 Ordinary Shares to the Official List and to trading on the London Stock Exchange

Sole bookrunner and Sponsor

Credit Suisse

Senior Co-Lead Manager

Citigroup

Co-Lead Manager

Fox-Pitt, Kelton

In connection with the Offer, Credit Suisse as stabilising manager (the "Stabilising Manager") may over-allot or effect transactions with a view to supporting the market price of the Ordinary Shares at a level higher than that which might otherwise prevail. Such transactions may commence on or after the publication of the Offer Price and will end no later than 30 days thereafter. However, there is no obligation on the Stabilising Manager to do this. Such transactions may be effected on the London Stock Exchange, the over-the-counter market or otherwise. There is no assurance that such transactions will be undertaken and, if commenced, they may be discontinued at any time. Save as required by law, the Stabilising Manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Offer.

In connection with the Offer, the Over-allotment Shareholder has granted the Stabilising Manager an option (the "Over-allotment Option"), exercisable for 30 days after publication of the Offer Price, to make available up to 7,000,000 additional Ordinary Shares at the Offer Price to cover over-allotments, if any, made in connection with the Offer and to cover short positions resulting from stabilisation transactions.

Credit Suisse, Citigroup, Fox-Pitt, Kelton Limited and Spencer House Partners, which are authorised and regulated in the United Kingdom by the Financial Services Authority, are advising the Company in relation to the Offer and no one else and will not be responsible to anyone other than the Company for providing the protections afforded to their respective customers nor for providing any advice in relation to the Offer, the contents of this Prospectus or any transaction or arrangement referred to herein.

NOTICE TO PROSPECTIVE INVESTORS IN THE UNITED STATES

Under the Offer, the Ordinary Shares are being offered and sold (a) in the United Kingdom and elsewhere outside the United States in reliance on Regulation S, and (b) in the United States to "qualified institutional buyers" in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and under circumstances which will not require the Company to register under the Investment Company Act. The Company has not been and will not be registered under the Investment Company Act and investors will not be entitled to the protections afforded by the Investment Company Act. For a description of these and certain further restrictions on offers, sales and transfers of Ordinary Shares and the distribution of this document, see section 8 of Part XII – "Details of the Offer" and section 19 of Part XV – "Additional Information".

The Ordinary Shares offered by this document have not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC"), any state securities commission in the United States or any other regulatory authority in the United States, nor have any of the foregoing authorities passed on or endorsed the merits of the offer or the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offence in the United States.

AVAILABLE INFORMATION FOR INVESTORS IN THE UNITED STATES

Neither BlueBay nor any of its subsidiaries is required to file periodic reports under Section 13 or Section 15(d) of the Exchange Act. For so long as any Ordinary Shares are "restricted securities" within the meaning of Rule144(a)(3) of the Securities Act, BlueBay will during any period in which it is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule12g3-2(b) of the Exchange Act provide, upon written request, to holders of Ordinary Shares, any owner of any beneficial interest in Ordinary Shares or to any prospective purchaser designated by such a holder or owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

This document is being furnished by BlueBay in connection with an offering exempt from the registration requirements of the Securities Act solely for the purpose of enabling a prospective investor to consider the subscription for or acquisition of the Ordinary Shares described herein. The information contained in this document has been provided by BlueBay and other sources identified herein. This document is being furnished on a confidential basis to persons in the United States. Any reproduction or distribution of this document, in whole or in part, in the United States and any disclosure of its contents or use of any information herein in the United States for any purpose, other than considering an investment by the recipient in the Ordinary Shares offered hereby, is prohibited. Each potential investor in the Ordinary Shares, by accepting delivery of this document, agrees to the foregoing.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSONS, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT, ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

ENFORCEMENT OF JUDGMENTS

BlueBay is a public company incorporated under the laws of England and Wales. The majority of BlueBay's assets are located in the United Kingdom. One of the Directors is a citizen of the United States but is resident in the United Kingdom and none of the other Directors are United States citizens or residents. As a result, it may not be possible for investors to effect service of process within the United States upon BlueBay or such persons or to enforce outside the United States judgments obtained against BlueBay or such persons in the

United States, including without limitation judgments based upon the civil liability provisions of the US federal securities laws or the laws of any state or territory within the United States. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. Investors may also have difficulties enforcing, in original actions brought in courts in jurisdictions outside the United States, liabilities under US securities laws.

For further detail on Currency and Presentation of Financial Information, Forward Looking Statements and Sources of Information in this document, please see Part II of this document.

TABLE OF CONTENTS

		Page
PART I	Summary	3
PART II	Presentation of Information	8
PART III	Directors, Secretary, Registered Office and Advisers	11
PART IV	Offer Statistics and Expected Timetable of Principal Events	12
PART V	Glossary of Key Asset Management Terms	13
PART VI	Risk Factors	15
PART VII	Information on BlueBay	23
	1. Overview	23
	2. History	23
	3. Industry Background and Growth Drivers	24
	4. Business Model	25
	5. Competitive Strengths	27
	6. Strategy	29
	7. Business Description	30
	8. Risk Management, Compliance and Regulation	37
	9. Infrastructure	40
	10. Human Resources	42
	11. Competition	42
PART VIII	Reasons for the Offer and Use of Proceeds	43
PART IX	Directors	44
	1. Directors and Proposed Directors	44
	2. Corporate Governance	45
	3. Directors' Interests in Ordinary Shares	47
PART X	Selected Financial Information on BlueBay	48
PART XI	Operating and Financial Review	49
	1. Overview	49
	2. Material Factors Affecting Results of Operations and Financial Condition	49
	3. Results of Operations	56
	4. Capital Resources and Adequacy	62
	5. Current Trading and Prospects	65
	6. Market Risk	66
	7. Critical Accounting Policies	66
	8. Capitalisation and Indebtedness of the BlueBay Group	68

		Page
PART XII	Details of the Offer	70
	1. Summary of the Offer	70
	2. Over-allotment and Stabilisation	71
	3. Underwriting Agreement	71
	4. Dealing Arrangements	71
	5. CREST	72
	6. Certificated Ordinary Shares	72
	7. Lock-up Arrangements	72
	8. Provisions Governing Sales	73
	9. Conditions of the Offer	74
PART XIII	Dividend Policy	75
PART XIV	Regulation	76
PART XV	Additional Information	80
	1. Responsibility	80
	2. The Company	80
	3. Share Capital	80
	4. Summary of the Memorandum and the New Articles	83
	5. Employee Share Schemes	92
	6. Directors	99
	7. Directors' Emoluments	101
	8. Major Shareholders	104
	9. Selling Shareholders	105
	10. Related Party Transactions	105
	11. Taxation	105
	12. Working Capital Statement	111
	13. Legal and Arbitration Proceedings	111
	14. Material Contracts	111
	15. Subsidiaries and Joint Ventures	114
	16. Property	114
	17. Intellectual Property	115
	18. No Significant Change	115
	19. Transfer of Ordinary Shares	115
	20. Miscellaneous	121
	21. Documents on Display	121
PART XVI	Financial Information on BlueBay	122
PART XVII	Definitions	160

PART I

Summary

This Part should be read as an introduction to the Prospectus. Any decision as to whether to invest in the Ordinary Shares should be based on consideration of this Prospectus as a whole. Where a claim relating to the information contained in this Prospectus is brought before a court in the EEA, the claimant might, under the national legislation of the relevant EEA state, be required to bear the costs of translating this Prospectus before the legal proceedings are initiated. Civil liability attaches to the persons who are responsible for this summary, including any translation of this summary, but only if the summary is misleading, inaccurate or inconsistent when read together with the other parts of this Prospectus.

Information on BlueBay

BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe, with a total of US$8.0 billion of AuM as at 30 September 2006. BlueBay specialises in three major sub-asset classes of credit – investment grade corporate debt, high yield/distressed corporate debt and emerging markets debt. Within each sub-asset class, BlueBay offers three distinct product lines: long-only funds, long/short funds and structured products. The Company also manages a number of segregated long-only accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products that give to the modern institutional investor strong risk-adjusted performance over time.

BlueBay distributes its products directly, through wholesalers and via intermediaries. The Company's distribution capabilities are further enhanced by its structured products capabilities, which allow BlueBay access to the investor bases of the major investment banking partners through which the Company launches its structured products.

Since inception of its business in 2001, BlueBay set out to construct a highly scalable business platform. As a result, it has invested significantly in developing a comprehensive infrastructure, particularly in the areas of systems, processes and risk controls. The Directors believe that the Company has also assembled one of the largest concentrations of fixed income credit expertise in Europe, with 50 investment professionals currently supported by 26 distribution and 64 infrastructure staff.

From 30 June 2004 to 30 June 2006, BlueBay's AuM grew from US$1.0 billion to US$7.0 billion, with revenues and other operating net income growing from £13.6 million in the year ended 30 June 2004 to £77.0 million in the year ended 30 June 2006 and pre-tax profits growing from £1.5 million in the year ended 30 June 2004 to £31.1 million in the year ended 30 June 2006. This growth was primarily as a result of a general increase in investor demand, partially attributable to BlueBay's track record, and the successful introduction of new products and new sub-asset classes.

Business Model

BlueBay's business model is based upon three core competencies: risk-adjusted performance orientated asset management, sophisticated product structuring expertise and growing distribution capabilities. These core competencies are supported by a strong commitment to operational infrastructure, corporate controls and human resources.

(i) Risk-adjusted performance oriented asset management: Across its chosen sub-asset classes, BlueBay has designed its long/short fund products as relatively low volatility products, its long-only funds to be very actively managed products and its structured products to provide a wide range of customised investment solutions for BlueBay's clients, such as capital-protected funds, portable alpha funds, CDOs and hybrid funds combining long-only and long/short skills.

(ii) Sophisticated product structuring expertise: A combination of the structuring disciplines of fund derivatives and standalone structured funds, through the capabilities of its in-house Structuring Group, has allowed BlueBay to develop a business model that allows it access to a large number of investors while managing a comparably small number of underlying funds, with significant benefits in terms of operating margins and investment focus.

(iii) Growing distribution capabilities: Since 2004, the Company has significantly developed its distribution capabilities, with 19 sales and marketing professionals now servicing 200 clients from the Company's London, Tokyo and New York offices. This has already led to a notable expansion both in

the range of channels through which the Company distributes products and in the geographic breadth of the investor base.

(iv) Operational infrastructure: BlueBay believes that it has created a high quality operational infrastructure. This has been a priority for BlueBay from its outset and is of particular importance for BlueBay given the breadth of credit product that it manages, across a range of asset classes, management styles and regulatory jurisdictions.

(v) Corporate controls: BlueBay is committed to high standards of risk management at both the fund and the corporate level and will continue to invest in maintaining such standards.

(vi) Human resources: BlueBay has established a distinctive, friendly working environment based around a centralised management team and an equity-driven incentive culture. It is the intention of BlueBay's directors that these aspects of its current employment culture and arrangements are perpetuated post offer.

Competitive Strengths

The Directors believe that BlueBay is well positioned to benefit as a result of the following competitive strengths in its business model and operation in the European and global fixed income asset management sector:

(i) Opportunity for further growth in the European fixed income credit markets;

(ii) Asset class and sub-asset class specialisation, combined with risk-adjusted absolute return performance orientation;

(iii) Breadth of its product offering, across a variety of differentiated mandate styles within the asset class of credit. This enhances performance, strengthens BlueBay's distribution capabilities and is expected to improve the quality of BlueBay's earnings consistency;

(iv) Scalability of its business model, through what the Directors believe will be significant continued growth potential in credit markets and the operational and systems infrastructure that BlueBay has built out over the past five years, which will enable it to support significant asset growth in existing products with the addition of proportionately smaller levels of incremental resources; and

(v) A business model incorporating a number of elements designed to mitigate the effects of the credit cycle.

Strategy

BlueBay's objective is to maximise growth in revenues, profits and earnings per share over time. The Directors will seek to accomplish this by focusing on the following:

(i) Growing AuM: BlueBay intends to grow its AuM through a combination of scaling existing products, launching new ones and expanding the Company's distribution reach both geographically and by sales channel.

(ii) Delivering fund performance: BlueBay intends to maintain a strong focus on fund performance by continuing to pay particular attention to the hiring and retention of high quality investment professionals, the rigorous management of portfolio risk and prudent strategy capacity management.

(iii) Managing business risk: BlueBay intends to maintain a strong focus on risk management. The Directors believe that robust risk management, along with good fund performance, is a key determinant of the Company's success over time.

(iv) Maximising fee levels: BlueBay intends to maximise fee levels on its products and believes that this will be a factor of both performance and a focus on attractive mandate margins, particularly on its long-only platform.

(v) Controlling costs: BlueBay intends to continue its firm-wide focus on cost control, with the goal of improving operating margins over time.

(vi) Enhancing earnings quality: BlueBay intends to continue to reduce its performance fee dependency over time (as a function of the intended scaling of its long-only and structured product businesses), to target low volatility, risk-adjusted returns within its long/short fund business and to maximise the proportion of its funds sold in structured format.

Risks Relating to the Business

Poor investment performance in funds managed by BlueBay's investment managers would reduce the management and performance fees received by BlueBay and could reduce AuM.

There can be no assurance that the growth BlueBay has experienced will continue or that its planned expansion in the US and Asia will be successful. Implementation of BlueBay's growth strategy may lead to increased costs and lower profitability.

BlueBay is dependent on the continued services of its senior management team and key portfolio management personnel for growth and success of the business. The loss of key personnel could have a material adverse effect on BlueBay's business, results of operations or financial condition.

Damage to BlueBay's reputation, including as a result of employee misconduct or fraud or failure to manage conflicts of interest, could have a material adverse effect on BlueBay's business, results of operations or financial condition.

If BlueBay's business operations or systems are damaged or disrupted, and disaster recovery plans are found to be inadequate, its business, results of operations or financial condition could be materially adversely affected.

Interruption to or deterioration in the performance of services provided by third parties could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay generates a significant proportion of its revenue from a relatively small number of clients. The loss of all or a substantial portion of the business provided by one or more key clients would have a material impact on the operation of BlueBay's business.

Loss of investment management contracts would deprive BlueBay's business of a primary source of revenue.

Substantial periods of underperformance could lead to disproportionate levels of redemptions in the fund derivative products managed by BlueBay.

Loss of access to specific distribution channels could impede BlueBay's ability to sell its funds.

Fluctuations in interest rates may significantly affect the return derived from investments.

Fluctuations in currency exchange rates could materially affect BlueBay's business.

The funds are subject to counterparty risk with regard to the over-the-counter instruments which they may hold.

The markets in which BlueBay operates are characterised by continued improvements in operational infrastructure. Failure to keep pace with such changes could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay is subject to inherent risks involved in investment in high yield debt, distressed debt and emerging markets.

BlueBay's insurance arrangements may not be adequate to protect BlueBay.

Risks Relating to the Industry

Fluctuations in credit markets could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay operates in a regulated industry and may be subject to regulatory investigation or enforcement action in the jurisdictions in which it operates.

BlueBay operates in a highly competitive industry. If BlueBay is unable to compete effectively with its competitors, its business, financial condition or results of operations could be materially adversely affected.

Changes in taxation law, the interpretation of existing tax laws and amendments to existing tax rates could adversely affect BlueBay's business.

Risks Relating to the Offer

There has been no public market for the Ordinary Shares; the price of the Ordinary Shares may be volatile and investors may not be able to sell their Ordinary Shares at or above the price they pay for them.

BlueBay's Directors and employees will retain a significant interest in BlueBay and may be in a position to exert significant influence over the outcome of matters relating to BlueBay's business.

The availability of Ordinary Shares for future sale could depress the share price.

The level of dividends payable to shareholders may fluctuate and BlueBay cannot guarantee that dividends will be declared in the future.

US holders of the Ordinary Shares may not be able to exercise pre-emption rights.

BlueBay does not intend to create a public market in the United States for resales of the Ordinary Shares.

The Ordinary Shares will be subject to significant transfer restrictions for investors in the US and certain other jurisdictions.

Summary Financial Information

The following is a summary of the Group's audited historical financial results under IFRS for the three years ended 30 June 2004, 2005 and 2006, extracted without material adjustment from the audited financial information set out in Part XVI:

Summary Consolidated Income Statement

	Year ended 30 June 2006 £000's	*Year ended 30 June 2005 £000's*	*Year ended 30 June 2004 £000's*
Revenue and other net operating income	76,993	39,979	13,632
Operating profit	30,287	15,388	1,258
Profit/(loss) on ordinary activities before tax	31,062	15,995	1,497
Tax on profit/(loss) on ordinary activities	(9,443)	(4,879)	633
Profit/(loss) on ordinary activities after tax	**21,619**	**11,116**	**2,130**

Selected Balance Sheet Items

	30 June 2006 £000's	*30 June 2005 £000's*	*30 June 2004 £000's*
Non current assets	9,886	3,235	3,300
Current assets	56,591	28,206	13,122
Current liabilities	25,765	11,034	2,734
Net current assets	30,826	17,172	10,388
Shareholders' funds	**28,577**	**20,313**	**13,659**

The Offer

The Offer, which is being underwritten by the Managers pursuant to the Underwriting Agreement, comprises an offer of 63,000,000 Ordinary Shares by the Selling Shareholders, representing 33.09 per cent. of the entire issued share capital of the Company.

Under the Offer, all Ordinary Shares will be sold at the Offer Price. Admission is expected to take place on 22 November 2006.

The Over-allotment Shareholder has granted the Stabilising Manager the Over-allotment Option, exercisable for a period of up to 30 days after the date of publication of the Offer Price which will require the Over-allotment Shareholder to make available up to an additional 7,000,000 Ordinary Shares at the Offer Price to cover over-allotments (if any) made in connection with the Offer and to cover short positions resulting from stabilisation transactions.

As part of the Offer, 2,714,333 Ordinary Shares (equivalent to 4.31 per cent. of the Ordinary Shares subject to the Offer, assuming that the Over-allotment Option is not exercised) will be offered at the Offer Price, subject to local securities laws, on a basis which is preferential only as to allocation (the "Priority Offer") to certain entities or individuals because of their close relationship with the Company. These comprise the Non-Executive Directors, one of the employee benefit trusts established for the acquisition and holding of

Ordinary Shares for employee incentives purposes, certain key employees of the Company and their family members and certain key contacts of the Company.

As part of the Offer, Lehman Brothers will acquire 4.99 per cent. of the issued share capital in BlueBay, conditional on Admission. Subject to certain exceptions and except with the consent of the Company and Credit Suisse, Lehman Brothers has agreed that it will not dispose of the Ordinary Shares that it will acquire as part of the Offer for one year from Admission. Lehman Brothers has further agreed, when acting as principal rather than on client-related business, to a standstill on any acquisitions by any member of the Lehman Brothers group which would result in the group holding over 4.99 per cent. of the Company's capital during the first year after Admission and over 9.99 per cent. thereafter.

Each of the Company and the Selling Shareholders has entered into lock-in arrangements with the Managers.

On Admission, the ISIN (International Security Identification Number) for the Ordinary Shares will be GB00B1G52761, the London Stock Exchange trading symbol will be "BBAY" and the SEDOL will be B1G5276.

Reasons for the Offer and Use of Proceeds

It has been part of BlueBay's strategy since inception to seek a stock market listing at an appropriate stage in its development. The Directors believe that Admission will enhance BlueBay's profile with existing and potential clients. In addition, the Directors believe that obtaining a stock market quotation for BlueBay will strengthen its ability to attract and retain the best investment talent. The Offer will also provide an opportunity for the Institutional Shareholders to realise a part or all of their investment in BlueBay.

No new Ordinary Shares will be issued under the Offer. BlueBay will not receive any proceeds from the Offer. All proceeds, net of deductions, will be for the benefit of the Selling Shareholders.

Dividend Policy

The Directors intend to adopt a progressive dividend policy which takes into account the profitability of BlueBay's business and underlying growth, capital requirements, cash flow, and an appropriate level of dividend cover and intend that the amount of any dividend declared will be between one quarter and one half of net profits. The Directors may revisit this policy from time to time.

BlueBay paid a final dividend as a private company of £4,221,500 on 14 November 2006 and it is anticipated that the Directors will consider, where appropriate, the recommendation of a further dividend following determination and approval of BlueBay's financial results for the financial year ending 30 June 2007. To the extent that it is appropriate for the Directors to recommend a dividend for the financial year ending 30 June 2007, they will only do so in respect of that period of the financial year during which BlueBay has been listed.

PART II

Presentation of Information

Contents and Distribution of this Prospectus

Any reproduction or distribution of this Prospectus, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the Ordinary Shares offered hereby is prohibited, except to the extent such information is otherwise publicly available. Each person receiving a copy of this Prospectus by accepting delivery of this Prospectus agrees to the foregoing.

The distribution of this Prospectus and the offer and sale of the Ordinary Shares in certain jurisdictions may be restricted by law. No action has been taken by the Company, the Selling Shareholders or the Managers that would permit a public offer of Ordinary Shares or possession or distribution of this Prospectus where action for that purpose is required, other than in the UK. Persons into whose possession this Prospectus comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This Prospectus does not constitute an offer of, or an invitation to purchase, any Ordinary Shares in any jurisdiction in which such offers or invitation would be unlawful. Further information with regard to restrictions on offers and sales of the Ordinary Shares and the distribution of this document is set out in Part XII – "Details of the Offer".

No person has been authorised to give any information or to make any representation other than those contained in this Prospectus in connection with the Offer and, if given or made, such information or representation must not be relied upon as having been authorised by or on behalf of the Company, the Selling Shareholders or the Managers. This Prospectus does not constitute an offer to sell or the solicitation of any offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy such securities by any person in any circumstances in which such offer or solicitation is unlawful. Without prejudice to any obligation of the Company to publish a supplementary prospectus pursuant to section 87G of the Financial Services and Markets Act 2000 ("FSMA") and Prospectus Rule 3.4.1, neither the delivery of this Prospectus at any time nor any sale made under this Prospectus shall, under any circumstances, create any implication that there has been no change in the business or affairs of the Company or of the Company and its subsidiaries and affiliates taken as a whole since the date hereof or that the information contained herein is correct as of any time subsequent to its date.

The information contained in this Prospectus has been provided by the Company. None of the Managers makes any representation, express or implied, or accepts any responsibility, with respect to the accuracy or completeness of any of the information in this Prospectus. This Prospectus is not intended to provide the basis of any credit or other evaluation and should not be considered as a recommendation by any of the Company, the Selling Shareholders or the Managers that any recipient of this Prospectus should purchase the Ordinary Shares. Each potential purchaser of Ordinary Shares should determine for itself the relevance of the information contained in this Prospectus and its purchase of Ordinary Shares should be based upon such investigation as it deems necessary.

The contents of this Prospectus are not to be construed as legal, business or tax advice. Each prospective investor should consult its own solicitor, financial adviser or tax adviser for legal, financial or tax advice.

Certain terms used in this document are defined and certain technical and other terms used in this document are explained in Part XVI – "Definitions" and Part V – "Glossary of Key Asset Management Terms". All times referred to in this document are, unless otherwise stated, references to London time.

Unless the context otherwise requires or it is expressly provided to the contrary, the information in this document assumes (a) no exercise of the Over-allotment Option and (b) the re-organisation of the Company's share capital having been completed.

Where references are made to the total number of Ordinary Shares in issue at Admission, or to proportions of the total issued share capital of the Company at Admission, unless stated otherwise such figures will correspond to a total number of issued Ordinary Shares at Admission on the basis that, at Admission, all holders of EMI Options have exercised their options over Ordinary Shares and no holders of Unapproved Options have exercised their options over Ordinary Shares (for more details on these incentive arrangements, please see section 5 of Part XV – "Additional Information" – of this Prospectus). However, holders of EMI Options or Unapproved Options will not be obliged to exercise options at Admission and,

following the trigger of early exercise rights, will retain rights of exercise until the options lapse on the business day prior to the tenth anniversary of the date of grant, or otherwise in accordance with the applicable scheme rules. Therefore the actual total number of issued Ordinary Shares at, and following, Admission could differ from the numbers expressed in this Prospectus.

Currency and Presentation of Financial Information

Unless otherwise indicated, all references in this document to £ or Pound Sterling are to the lawful currency of the United Kingdom, all references in this document to US$ or US Dollars are to the lawful currency of the United States of America and all references in this document to € or Euro are to the single currency of the participating Member States in the Third Stage of the European Economic and Monetary Union of the Treaty Establishing the EU. BlueBay prepares its financial statements in Pounds Sterling.

Unless otherwise indicated, financial information in this document has been prepared in accordance with International Financial Reporting Standards (IFRS) which differs in certain significant respects from UK GAAP and US GAAP.

All financial information or AuM figures relating to BlueBay produced in this document as at a date subsequent to 30 June 2006 have been reproduced without material adjustment from the unaudited management accounts or management schedules of the Company for the relevant month or from monthly fund reports published by BlueBay for investors.

The Financial Information included in Part XVI – "Financial Information on BlueBay" has been prepared in accordance with IFRS as set out in note (a) to the financial information on page 128 of this Prospectus and the related consent to its inclusion in the Prospectus appearing in Part XV – "Additional Information" has been included as required by the Prospectus Rules and solely for that purpose.

Accounts of the Company are drawn up to 30 June each year. The periods analysed in this document are the 12 month periods ended 30 June 2004, 2005 and 2006.

Financial results included in this document are, unless otherwise stated, results from continuing operations.

Certain figures contained in this document, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances the sum of the numbers in a column or row in tables set out in this document may not conform exactly to the sub-total or total figures given in such tables.

Forward Looking Statements

This document includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the BlueBay Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the BlueBay Group's products and services), or any statements preceded by, followed by or that include the words "targets", "believes", "expects", "aims", "intends", "will", "may", "anticipates", "would", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the BlueBay Group's control that could cause the actual results, performance or achievements of the BlueBay Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the BlueBay Group's present and future business strategies and the environment in which the BlueBay Group will operate in the future. Among the important factors that could cause the BlueBay Group's actual results, performance or achievements to differ materially from those in forward-looking statements are those in Part VI – "Risk Factors", Part XI – "Operating and Financial Review", and elsewhere in this document. These forward-looking statements speak only as at the date of this document. The Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the BlueBay Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based unless required to do so by applicable law or the Prospectus Rules, Disclosure Rules or Listing Rules.

Sources of Information

- References in this document that have been based on information sourced from JP Morgan are sourced from JP Morgan Chase & Co.

- References in this document that have been based on information sourced from Greenwich Associates are sourced from Greenwich Associates, LLC.

Where third party information has been used in this document, the source of such information has been identified. BlueBay confirms that information provided by third parties has been accurately reproduced. So far as BlueBay is aware and has been able to ascertain from information published by such third parties, no facts have been omitted which would render the reproduced information inaccurate or misleading.

PART III

Directors, Secretary, Registered Office and Advisers

Directors and Proposed Directors

Hans-Jörg Rudloff, *Non-Executive Chairman*
Terence Eccles, *Non-Executive and Senior Independent Director*
Tom Cross Brown, *Non-Executive Independent Director*
Hugh Willis, *Chief Executive Officer*
Mark Poole, *Chief Investment Officer*
Nick Williams, *Chief Financial Officer*
Alex Khein, *Chief Operating Officer*

Company Secretary and registered office

Nick Williams
BlueBay Asset Management plc
Times Place
45 Pall Mall
London SW1Y 5JG

Financial Advisers to the Company

Spencer House Partners LLP
15 St. James's Place
London SW1A 1NP

Legal Advisers to the Company as to English and US law

Herbert Smith LLP
Exchange House
Primrose Street
London EC2A 2HS

Sole Bookrunner and Sponsor

Credit Suisse Securities (Europe) Limited
1 Cabot Square
London E14 4QJ

Senior Co-Lead Manager

Citigroup Global Markets UK Equity Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London E14 5LB

Co-Lead Manager

Fox-Pitt, Kelton N.V.
De Ruyterkade 62
Willemstad
Curacao
Netherlands Antilles

Legal Advisers to the Managers as to English and US law

Allen & Overy LLP
One Bishops Square
London E1 6AO

Auditors and Reporting Accountants

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY

Registrar

Capita Registrars
The Registry
34 Beckenham Road
Kent BR3 4TU

PART IV

Offer Statistics and Expected Timetable of Principal Events

Offer statistics

Offer Price	300 pence
Number of Ordinary Shares in the Offer to be sold by the Selling Shareholders	63,000,000
Number of Ordinary Shares subject to the Over-allotment Option	7,000,000
Expected Market Capitalisation of BlueBay at the Offer Price[1]	£571 million

Expected timetable of principal events

Event	*2006*
Announcement of Offer Price and allocation	17 November
Commencement of conditional dealings (in unlisted securities) on the London Stock Exchange[2]	8.00 a.m. on 17 November
Admission and commencement of unconditional dealings on the London Stock Exchange	8.00 a.m. on 22 November
CREST accounts expected to be credited (where applicable)	22 November
Definitive share certificates despatched by post on or as soon as practicable after (where applicable)	22 November

Each of the times and dates in the above timetable is subject to change.

(1) The market capitalisation of the Company at any given time will depend on the market price of the Ordinary Shares at that time. There can be no assurance that the market price of an Ordinary Share will be equal to or exceed the Offer Price.

(2) It should be noted that, if Admission does not occur, all conditional dealings will be in unlisted securities and will be of no effect. Any such dealings will be at the sole risk of the parties concerned.

PART V

Glossary of Key Asset Management Terms

"alpha"	the differential return generated by a portfolio over its benchmark. A positive alpha indicates that a portfolio has outperformed its benchmark over the period, whereas a negative alpha indicates that the portfolio has underperformed;
"AuM"	assets under management;
"beta"	a measure of the market risk of a portfolio showing how responsive the portfolio is to a given market index. The beta of the benchmark index is 1.00. A fund with a beta of greater than 1.00 is typically more sensitive than the benchmark to the direction of overall market movements;
"CDO"	a collateralised debt obligation or CDO is a type of asset backed security or structured finance product;
"emerging markets debt"	debt instruments issued by governments or corporates based in developing economies or industries;
"flagship fund"	one of BlueBay's seven core funds (four long-only funds and three long/short funds);
"high yield corporate debt"	debt instruments which have, or would be expected to have, if rated, a sub-investment grade credit rating, being a credit rating below BBB- (Standard & Poors) or Baa3 (Moody's);
"Information Ratio"	in relation to the performance of long-only funds, the information ratio measures the added return per unit of added risk;
"investment grade corporate debt"	debt instruments which have, or would be expected to have if rated, a credit rating of at least BBB- (Standard & Poors) or Baa3 (Moody's);
"leverage"	the use of borrowed money to increase the funds available for investment;
"long-only fund"	a fund with an investment policy of acquiring securities with a view to profiting from capital growth in the medium to long term;
"long/short fund"	a fund with an investment policy of acquiring securities in a certain asset class whilst concurrently taking short positions in relation to other securities in that asset class, with a view to profiting from the outperformance of the securities in which the fund has taken a long position to those securities in which the fund has taken a short position. Long/short funds use leverage, derivatives and short positions in an attempt to maximize total returns, regardless of market conditions;
"NAV" or "net asset value"	the value of a given fund, calculated by deducting the fund's total liabilities from the total assets in its portfolio;
"NAV per share"	the value of a single share in a given fund, calculated by dividing its net asset value by the number of shares outstanding;
"open architecture"	the asset management structure whereby financial institutions' client funds are invested in independent, "outside" funds managed by third party managers, as opposed to investment in the institutions' proprietary funds;

"portable alpha product"	a fund product whose return is composed of the sum of a chosen market beta and an absolute return not correlated with such beta;
"Sharpe Ratio"	the risk-adjusted measure which is calculated using standard deviation and excess return to determine reward per unit of risk. Standard deviation indicates the volatility of a portfolio's total return as a measure against its mean performance;
"SICAV"	a type of open-ended collective investment scheme vehicle;
"VAR"	value at risk, a procedure for estimating the probability of portfolio losses exceeding some specified proportion based on a statistical analysis of historical market price trends, correlations and volatility; and
"white labelling"	the marketing of products through global distribution agreements and platforms without reference by the distributor to the asset manager's name.

For an explanation of other defined terms herein, please see Part XVII.

PART VI

Risk Factors

Any investment in the Ordinary Shares is subject to a number of risks. Before making any investment decision, prospective investors should carefully consider the factors and risks attaching to an investment in the Ordinary Shares, together with all other information contained in this document including, in particular, the risk factors described below. The information below does not purport to be exhaustive because additional risks and uncertainties not presently known to the Group, or that the Group currently deems immaterial, may also have an adverse effect on its business. Investors should consider carefully whether an investment in the Ordinary Shares is suitable for them in light of the information in this document and their personal circumstances.

Risks Relating to the Business

Poor investment performance in funds managed by BlueBay's investment managers would reduce the management and performance fees received by BlueBay and could reduce AuM.

BlueBay's revenues are predominantly derived from (i) management fees in respect of the total funds under management, and (ii) performance fees payable on the achievement of certain criteria. The management fee is typically calculated as a percentage of the market value of the AuM, and the performance fee is structured either as a percentage of the overall market-related gains in the fund over a certain specified time period or in relation to out-performance of the fund against its specified benchmark, which is referred to as "alpha".

Poor investment performance in one of the funds could cause investors to withdraw assets and therefore reduce the management fees BlueBay earns. In particular, poor investment performance in one of the segregated accounts could lead to a disproportionately high withdrawal of assets. In addition, performance fees are typically payable only if certain pre-arranged targets are met. Such targets include, in certain circumstances, the requirement to make up any previous under performance before performance fees become payable. Consequently, poor performance by a fund would reduce the performance fee income BlueBay receives. A decline in the value of AuM would also be likely to affect BlueBay's ability to market new funds and products to investors, as such marketing may be based upon the value or performance of assets under BlueBay's management.

Poor investment performance by any of the funds could have a material adverse effect on BlueBay's business, results of operations or financial condition.

There can be no assurance that the growth BlueBay has experienced will continue or that its expansion in the US and Asia will be successful. Further implementation of BlueBay's growth strategy may lead to increased costs and lower profitability if growth in revenues is not achieved.

BlueBay has achieved rapid growth in a relatively short period of time. AuM increased from US$1 billion as of 30 June 2004 to US$3 billion as of 30 June 2005 and to US$7 billion as of 30 June 2006. Because BlueBay's income is derived to a significant extent from management fees calculated by reference to AuM, BlueBay's revenues are significantly linked to BlueBay's AuM. There can be no assurance that BlueBay will be able to continue to grow its business either as a result of geographic expansion, product expansion or otherwise, or to maintain its performance, at historical levels or at currently anticipated levels. BlueBay's growth strategy may lead to increased costs which impact profitability. BlueBay's expansion into the US and Asia may not be successful. Expansion in the US will be more difficult due to a number of factors, including the fact that it is a well developed market with established competitors and a different regulatory regime. Failure by BlueBay to continue to grow its revenues (whether or not as a result of a failure to increase AuM), expand its business or control its cost base could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay is dependent on the continued services of its senior management team and key portfolio management personnel for growth and success of the business. The loss of key personnel could have a material adverse effect on BlueBay's business, results of operations or financial condition.

The Directors (other than the Non-Executive Directors) highlighted in Section 1 of Part IX – "Directors" and senior management have contributed to the growth and success of the business. BlueBay is dependent on the continued services of its senior management team, including the Chief Executive Officer, the Chief Investment Officer and key portfolio management personnel for future success. The loss of any member of

senior management may have a significant effect on BlueBay's business, results of operations or financial condition. BlueBay does not presently have key man insurance in place in relation to any of its Directors or employees.

The market for experienced asset management professionals is extremely competitive and is increasingly characterised by frequent movement of employees among firms. Due to the competitive market for asset management professionals and the success achieved by some of BlueBay's employees, the costs to attract and retain key employees are significant and will likely increase over time. In particular, if BlueBay loses any of its senior fund managers, there is a risk that it may also experience outflows from AuM or fail to win new business. As a result, the inability to attract or retain the necessary highly-skilled senior fund managers could have a material adverse effect on BlueBay's business, results of operations or financial condition.

Damage to BlueBay's reputation, including as a result of employee misconduct, failure to manage inside information, fraud or failure to manage conflicts of interest, could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay's reputation is one of its most important assets. Its relationships with institutional investors and other significant market participants are very important to its business. Any deterioration in the opinion of BlueBay held by one or more of these market participants could lead to a loss of business or a failure to win new fund mandates. For example, BlueBay is exposed to the risk that litigation, regulatory action, misconduct, operational failures, negative publicity or press speculation, whether or not valid, could harm its reputation. Factors which could adversely affect BlueBay's reputation include but are not limited to:

- *Fraud, misconduct or improper practice by any of BlueBay's employees, including non-adherence by a portfolio manager to the investment guidelines applicable to each fund*: such actions can be particularly detrimental in the provision of financial services and could involve, for example, fraudulent transactions entered into for a client's account, diversion of funds, the intentional or inadvertent release of confidential information or failure to follow internal procedures. Such actions could expose BlueBay to financial losses resulting from the need to reimburse customers or other business partners or as a result of fines or other regulatory sanctions, and may significantly damage BlueBay's reputation.
- *Failure to manage inside information*: BlueBay frequently trades in loans in some of its funds, either on a sub-participation or assignment basis. As part of negotiation in trading in such loans, BlueBay may receive inside information in relation to certain debtors. If BlueBay does not sufficiently control the use of this inside information or any other inside information it receives, BlueBay and/or its employees could be subject to investigation and criminal or civil liability.
- *Failure to manage conflicts of interest*: as BlueBay has expanded the scope of its business and client base, it is increasingly exposed to potential conflicts of interest. If BlueBay fails, or appears to fail, to deal appropriately with conflicts of interest, it could face significant damage to its reputation, litigation or regulatory proceedings or penalties.

Damage to BlueBay's reputation as a result of these or other factors could have a material adverse effect on its business, results of operations or financial condition.

If BlueBay's business operations or systems are damaged or disrupted, and disaster recovery plans are found to be inadequate, its business, results of operations or financial condition could be materially adversely affected.

BlueBay's business operations, information systems and processes are vulnerable to damage or interruption from fires, floods, power loss, telecommunication failures, bomb threats, explosions or other forms of terrorist activity and other natural and man-made disasters. These systems may also be subject to sabotage, vandalism, theft and similar misconduct. In particular, BlueBay's computer systems, software and networks may be vulnerable to unauthorised access, computer viruses or other malicious codes, and other events that have a security impact. Third-party providers upon which BlueBay depends may also be subject to similar vulnerabilities. If any of BlueBay's financial, accounting or other data processing systems do not operate properly or are disabled or if there are other shortcomings or failures in BlueBay's internal processes, people or systems, BlueBay could suffer financial loss, disruption of or to its businesses, liability to clients, regulatory problems or damage to its reputation.

If BlueBay's disaster recovery plans and business continuity plans in place are found to be inadequate, consequent interruptions in BlueBay's business or failure to keep current and accurate books and records

could render BlueBay liable to disciplinary action by governmental and regulatory authorities, as well as to claims by its clients. BlueBay may also be required to spend significant additional resources to modify its protective measures or to investigate and remediate vulnerabilities or other exposures. Such liability or additional costs could have a material adverse effect on BlueBay's business, results of operations or financial condition.

Interruption to or deterioration in the performance of services provided by third parties could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay relies upon third party service providers for certain aspects of its business, such as the RiskMetrics Group, Sungard and the providers of the Charles River Compliance Master and MessageHub systems. Any interruption to or deterioration in the performance of services provided by these or other third parties could impair the quality of BlueBay's services and could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay generates a significant proportion of its revenue from a small number of clients. The loss of all or a substantial portion of the business provided by one or more key clients would have a material impact on the operation of BlueBay's business.

BlueBay generates a significant proportion of its revenue from its top clients. As at 30 September 2006, the top 10 clients by AuM accounted for approximately 33.6 per cent. of total AuM. The loss of all or a substantial portion of the business provided by one or more of these clients would have a material impact on the income BlueBay derives from management and performance fees and consequently have a material adverse effect on BlueBay's business, results of operations or financial condition.

Loss of investment management contracts would deprive BlueBay's business of a primary source of revenue.

Institutional and individual clients can terminate their relationships with BlueBay, reduce the aggregate amount of AuM, or shift their funds to other types of accounts with different fee rate structures for any number of reasons, including, changes in prevailing interest rates, changes in investment preferences of clients, changes in BlueBay's reputation in the marketplace, changes in management or control of clients or third party distributors with whom BlueBay has relationships and loss of key investment management personnel. If a material number of BlueBay's investment management agreements were terminated for any reason, a significant proportion of revenue would be lost, which would have a material adverse effect on BlueBay's business, results of operations or financial condition.

Loss of access to specific distribution channels could impede BlueBay's ability to sell its funds.

BlueBay has a number of relationships with third parties which operate various platforms that BlueBay uses as distribution channels to sell its funds. If any of these platforms ceased to be available to BlueBay for any reason, this could impede BlueBay's ability to sell its funds and limit its ability to grow AuM, which could have a material adverse effect on BlueBay's business, results of operations or financial condition. A change of ownership of any of BlueBay's distribution channels might also give rise to such an adverse effect.

Substantial periods of underperformance could lead to disproportionate redemptions from fund derivative products.

Principal protected portfolios use contractual terms to determine the proportion of the portfolio invested in the underlying fund managed by BlueBay. If these funds substantially underperform, this may lead the principal protected portfolio to redeem shares in those funds.

Fluctuations in interest rates may significantly affect the return derived from investments.

Fluctuations in interest rates may significantly affect the return derived from investments within the funds BlueBay manages, as well as the market values of, and the corresponding levels of capital gains or losses on, such investments. Such fluctuations could materially adversely affect investor sentiment towards the fixed income credit investment industry generally and the funds in particular and consequently could have a material adverse effect on BlueBay's business, results of operations or financial condition.

Fluctuations in currency exchange rates could materially affect BlueBay's business.

BlueBay uses Pounds Sterling as its reporting currency. However, BlueBay's revenues are largely denominated in currencies other than Pounds Sterling, including US Dollars, Euros and Yen. Accordingly,

any appreciation of the exchange rate between Pounds Sterling and these currencies will reduce the impact of revenues denominated in these currencies on BlueBay's financial statements. In addition, while the majority of BlueBay's revenues are derived in currencies other than Pounds Sterling, the majority of the expenses incurred by BlueBay are in Pounds Sterling. Accordingly, BlueBay's results of operations would suffer if a strengthening in Pounds Sterling increased costs relative to revenues expressed in other currencies. Revenues are translated into Pounds Sterling at the applicable exchange rates for inclusion in BlueBay's consolidated financial statements. In addition, certain of BlueBay's funds offer securities in different currencies, including Pounds Sterling, US Dollars, Euros and Yen. As a result, BlueBay's business is subject to the effects of exchange rate fluctuations with respect to any currency conversions and BlueBay's ability to hedge these risks and the cost of such hedging or its decision not to hedge could impact the performance of the funds.

BlueBay's funds are subject to counterparty risk with regard to the over-the-counter instruments which they may hold.

The funds have counterparty risk with regard to over-the-counter instruments which they may hold. In the event of the insolvency of any counterparty or of any broker through which portfolio managers trade for the account of the funds, such as prime brokerage and custodian agreements to which certain of BlueBay's funds are party, the funds may only rank as unsecured creditors in respect of sums due to them on the margin accounts or otherwise and any losses will be borne by the funds. The funds may also enter into currency, interest rate, total return or other swaps which may be surrogates for other instruments such as currency forwards and interest rate options. The value of such instruments, which generally depends upon price movements in the underlying assets as well as counterparty risk, influences the performance of the funds and therefore a fall in the value of such instruments could have a material adverse effect on BlueBay's business, results of operations or financial condition. In particular BlueBay frequently trades in loans in some of its funds, either on a sub-participation or assignment basis. Consequently BlueBay is subject to risk of default of their obligations by the lending institutions which provide its funds with subparticipations in the loans and by the ultimate debtor in relation to each loan, which could have a material adverse effect on BlueBay's business, results of operations or financial condition.

The markets in which BlueBay operates are characterised by continued improvements in operational infrastructure. Failure to keep pace with such changes could have a material adverse effect on BlueBay's business, results of operations or financial condition.

The markets in which BlueBay operates are characterised by continued improvements in operational infrastructure, including changes in use and client requirements and preferences, frequent product and service introductions employing new technologies, and the emergence of new industry standards and practices that could render BlueBay's existing technology and systems obsolete.

There can be no assurance that BlueBay will be able to anticipate and respond to the demand for new services, products and technologies in a timely and cost-effective manner, to adapt its infrastructure to technological advancements and changing standards or to retain BlueBay's clients. BlueBay's failure to meet any of these demands could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay is subject to inherent risks involved in investment in high yield debt, distressed debt and emerging markets.

The high yield debt, distressed debt and emerging markets in which BlueBay invests are directly affected by many national and international factors that are beyond BlueBay's control. Any one of the following factors, among others, may cause a substantial decline in the price of and returns from high yield debt, distressed debt and investments in emerging markets in which BlueBay holds positions: legislative, regulatory and taxation changes; economic and political conditions; corruption; concerns about terrorism and war; the level and volatility of equity, property and commodity markets; the level and volatility of interest rates and foreign currency exchange rates; concerns over inflation; the imposition of currency controls; and changes in institutional and consumer confidence levels. In recent years, the high yield debt, distressed debt and emerging markets have been materially adversely affected by certain of the factors mentioned above. The impact of any such risks could have a material adverse effect on the funds BlueBay manages and therefore on BlueBay's business, results of operations or financial condition.

BlueBay's insurance arrangements may not be adequate to protect BlueBay.

BlueBay's businesses entail the risk of liability related to litigation from clients or third party vendors and actions taken by regulatory agencies. There can be no assurance that a claim or claims will be covered by insurance or, if covered, will not exceed the limits of available insurance coverage, or that any insurer will remain solvent and will meet its obligations to provide BlueBay with coverage or that insurance coverage will continue to be available with sufficient limits at a reasonable cost. Renewals of insurance policies may expose BlueBay to additional costs through higher premiums or the assumption of higher deductibles or co-insurance liability. The future costs of maintaining insurance cover or meeting liabilities not covered by insurance could have a material adverse effect on BlueBay's business, results of operations or financial condition.

Risks Relating to the Industry

Fluctuations in credit markets could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay's financial performance is dependent on general economic conditions both globally and in the countries in which BlueBay does business. Specifically, the performance of BlueBay's operations may be significantly affected by fluctuations in global, European, US or Asian credit markets, primarily the fixed income, emerging and high-yield/distressed debt markets.

Uncertain economic prospects, including inflation, declines in credit markets, failures of credit markets to sustain levels of growth or short-term volatility in the fixed sub-investment grade or emerging debt markets – for whatever reason – could result in a reduction in the value of, or increased defaults with respect to, the assets BlueBay manages. As BlueBay's revenue is derived in significant part from management fees based on the value of its AuM, a decline in the value of those assets for whatever reason could have a material adverse effect on BlueBay's business, results of operations or financial condition.

BlueBay operates in a regulated industry and may be subject to regulatory investigation or enforcement action or a change in regulation in the jurisdictions in which it operates.

BlueBay's business is subject to regulation by various regulatory authorities that are charged with protecting the interests of its customers. BlueBay's activities are regulated primarily by the FSA in the UK and are also subject to regulation in the various other jurisdictions in which it operates, including the SEC in the United States, the Financial Services Agency in Japan and the Commission de Surveillance du Secteur Financier in Luxembourg. These and other regulators in these jurisdictions have broad regulatory powers dealing with all aspects of financial services including, among other things, the authority to make enquiries of companies regarding compliance with applicable regulations, to grant – and in specific circumstances to vary or cancel – permissions and to regulate marketing and sales practices, advertising and the maintenance of adequate financial resources. BlueBay is also subject to applicable anti-money laundering regulations and net capital requirements in the jurisdictions in which it operates.

In addition, the regulatory environment in which BlueBay operates frequently changes and has seen significant increased regulation in recent years. In particular, the FSA in the UK is subjecting credit markets pricing to increased scrutiny. BlueBay may be materially adversely affected as a result of new or revised legislation or regulations or by changes in the interpretation or enforcement of existing laws and regulations.

As a result of regulatory actions, increased litigation in the financial services industry or other reasons, BlueBay could be subject to civil liability, criminal liability or sanctions (including revocation of Group companies' or employees' licences), censures, fines, or temporary suspension or permanent bar from conducting business. Regulatory proceedings could also result in adverse publicity or negative perceptions regarding BlueBay and divert management's attention from the day-to-day management of the business. Any regulatory investigations, proceedings, consequent liability or sanction could have a material adverse effect on BlueBay's business, results of operations or financial condition. Please see Part XIV – "Regulation".

BlueBay operates in a highly competitive industry. If BlueBay is unable to compete effectively with its competitors, its business, financial condition or results of operations could be materially adversely affected.

The credit investment management industry in which BlueBay is engaged is extremely competitive. Competition includes numerous national, regional and local asset management firms and broker-dealers,

commercial bank and thrift institutions, and other financial institutions. Many of these organisations offer products and services that are similar to, or compete with, those offered by BlueBay, have substantially more personnel and greater financial resources than BlueBay and, unlike BlueBay, have proprietary access to distribution channels. BlueBay's key areas for competition include historical investment performance, its ability to source investment opportunities, its ability to attract and retain the best investment professionals, quality of service, the level of fees generated or earned by its managers and its investment managers' stated investment strategy. BlueBay also competes for investment funds with banks, insurance companies and investment companies. BlueBay's ability to compete may be adversely affected if it underperforms in comparison to relevant benchmarks or peer groups.

The competitive market environment may result in increased pressure on revenue margins (e.g. by the provision of management fee rebates). BlueBay's profit margins and earnings are dependent in part on its ability to maintain current fee levels for the products and services that BlueBay offers. Competition within the asset management industry could lead to pressure on BlueBay to reduce the fees that it charges its clients for products and services. A failure to compete effectively in this environment may result in the loss of existing clients and business, and of opportunities to capture new business, each of which could have a material adverse effect on BlueBay's business, results of operations or financial condition.

Changes in taxation law, the interpretation of existing tax laws and amendments to existing tax rates could adversely affect BlueBay's business.

Changes in taxation legislation can affect investment behaviour, making investment generally, and specific kinds of investment products in particular, either more or less appealing. BlueBay cannot predict the impact of future changes made to tax legislation on its business nor can it predict the impact of future changes made to tax law on the attractiveness of its investment offerings. Amendments to existing legislation (particularly if there is a withdrawal of any tax relief, an increase in tax rates or an introduction of withholding taxes) or the introduction of new rules may impact upon the decisions of either existing or potential clients. Changes from time to time in the interpretation of existing tax laws, amendments to existing tax rates, or the introduction of new tax legislation could have a material adverse effect on BlueBay's business, results of operations or financial condition. BlueBay has received advice that no income tax and employer and employee National Insurance contribution charges should arise to it or its employees, in relation to shares in the Company currently beneficially owned by employees, as a direct consequence of the arrangements leading to Admission and/or Admission itself. However, the relevant legislation is relatively new and untested in its application in certain cases and there is a risk that HMRC could assert that charges do arise in circumstances where arrangements of this sort are made. If such assertions are made and upheld, material income tax and employee National Insurance contributions (collected by BlueBay at source through the PAYE and National Insurance systems, which would need to be recovered from relevant employees) and employer National Insurance contributions could arise.

Risks Relating to the Offer

There has been no public market for the Ordinary Shares prior to this Offer; the price of the Ordinary Shares may be volatile and investors may not be able to sell their Ordinary Shares at or above the price they pay for them.

Prior to the Offer, there has been no public market for BlueBay's Ordinary Shares. After the Offer, an active trading market for the Ordinary Shares may not develop or, if developed, may not be sustained. The Offer Price has been determined by negotiation between BlueBay and the Selling Shareholders after consultation with the Managers, and may not be indicative of the price at which the Ordinary Shares will trade following the completion of the Offer. The market price of the Ordinary Shares could fluctuate substantially after the Offer and investors may not be able to sell their Ordinary Shares above the Offer Price due to liquidity, market conditions or Company performance-related reasons.

BlueBay's Directors and employees will retain a significant interest in BlueBay and may be in a position to exert significant influence over the outcome of matters relating to BlueBay's business.

Following Admission, the current Directors and employees of BlueBay and their related interests will collectively own approximately 58.22 per cent. in aggregate of the share capital of BlueBay (assuming no Ordinary Shares are disposed of pursuant to the Over-allotment Arrangements). Accordingly, these shareholders may be in a position to exert significant influence over the outcome of matters relating to BlueBay, including appointments to the Board of Directors and the approval of significant change-of-control transactions. The interests of these shareholders may be different from the interests of

BlueBay or BlueBay's other shareholders. In addition, this control may have the effect of making certain transactions more difficult without the support of the Directors and employees and may have the effect of delaying or preventing an acquisition or other change in control of BlueBay.

The availability of Ordinary Shares for future sale could depress the share price.

In particular, following the Offer the Directors will have a beneficial interest in approximately 29.53 per cent. of the Ordinary Shares depending on final sales by the Directors in the Offer. BlueBay's Directors together with other employees as a group will have a beneficial interest in approximately 58.22 per cent. of the Ordinary Shares depending on final sales by the Directors in the Offer. In addition Shinsei will retain a beneficial interest in approximately 8.93 per cent. of the Ordinary Shares depending on final sales by Shinsei in the Offer. BlueBay cannot predict whether the substantial numbers of Ordinary Shares in addition to those which will be available in the Offer will be sold in the open market following the expiry of the "lock-up" arrangements described in Section 7 of Part XII – "Details of the Offer". In particular, there can be no assurance that, after the expiration of these arrangements, the relevant shareholders will not reduce their holdings of Ordinary Shares. A sale of a substantial number of Ordinary Shares, or the perception that such sales could occur, could have a material adverse affect on the market price of the Ordinary Shares and could also impede BlueBay's ability to raise capital through an issue of equity securities in the future. BlueBay may also issue further Ordinary Shares, or create further options over Ordinary Shares, as part of its employee remuneration policy, which could in aggregate create a substantial dilution in the value of Ordinary Shares and the proportion of BlueBay's share capital in which investors are interested.

The level of dividends payable to shareholders may fluctuate and BlueBay cannot guarantee that dividends will be declared in the future.

BlueBay's results could fluctuate and its ability to pay dividends is dependent on, among other things, its achieving sufficient profits. BlueBay might not pay dividends if the Directors believe this would cause BlueBay to be less than adequately capitalised or that there are otherwise insufficient distributable reserves. Future dividends will depend on, among other things, BlueBay's future profits, financial position, regulatory capital requirements, working capital requirements, general economic conditions and other factors that the Directors deem significant from time to time.

US holders of the Ordinary Shares may not be able to exercise pre-emption rights.

In the event of an increase in BlueBay's share capital, holders of the Ordinary Shares are generally entitled to certain pre-emption rights, unless these rights are excluded by a resolution of the General Meeting of Shareholders if so designated by the General Meeting of Shareholders or pursuant to BlueBay's Articles of Association.

In particular, US holders of the Ordinary Shares may not be able to exercise pre-emption rights unless a registration statement under the Securities Act is declared effective with respect to the shares issuable for exercise of such rights or an exemption from the registration requirements is available. No assurance can be given that any registration statement would be filed or that any exemption from registration would be available to enable the exercise of a US holder's pre-emption rights.

BlueBay does not intend to create a public market in the United States for resales of the Ordinary Shares.

The Ordinary Shares constitute "restricted securities" as defined in Rule 144 under the Securities Act and, accordingly, are not freely tradable in the United States. The Company does not intend to list the Ordinary Shares on an established securities exchange, have them quoted on an automated inter-dealer quotation system or otherwise create a public market in the United States for resales of the Ordinary Shares. Prospective investors should refer to section 8 of Part XII – "Details of the Offer" – and section 19 of Part XV – "Additional Information" – of this document.

The Ordinary Shares will be subject to significant transfer restrictions for investors in the US and certain other jurisdictions.

US Persons purchasing Ordinary Shares will be subject to significant resale restrictions in respect of the Ordinary Shares in the Offer or in secondary transactions in the future (see "Transfer of Ordinary Shares" as set out in section 19 of Part XV – "Additional Information" of this document). The Company has not registered, and does not intend to register under the Investment Company Act. The Ordinary Shares have not been registered in the United States under the Securities Act or under other applicable securities law. The Investment Company Act provides certain protections to investors and imposes certain restrictions on

registered investment companies, none of which have been or will be applicable to the Company. In order to avoid being required to register under the Investment Company Act, the Company has imposed significant restrictions on the transfer of the Ordinary Shares which may materially affect the ability of Shareholders to transfer Ordinary Shares in the United States or to US Persons. They may not be resold in the United States, except pursuant to an exemption from the registration requirements of the Securities Act, the Investment Company Act and applicable state securities law. There can be no assurance that US Persons will be able to locate acceptable purchasers or obtain the required certifications.

PART VII

Information on BlueBay

1. Overview

BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe, with a total of US$8.0 billion of AuM as at 30 September 2006. Its business model has been designed to capitalise on strong growth trends in the European fixed income credit markets, through a business model that combines asset class specialisation with product breadth.

BlueBay specialises in three major sub-asset classes of credit – investment grade corporate debt, high yield/distressed corporate debt and emerging markets debt. Within each sub-asset class, BlueBay offers three distinct product lines: long-only funds, long/short funds and structured products. Its long/short funds are designed as relatively low volatility products by industry standards, its long-only funds are designed as actively managed products by industry standards and its structured products are designed to provide investors with customised investment solutions not catered for by the Company's flagship funds. The Company also manages a number of segregated long-only accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products that give to the modern institutional investor strong risk-adjusted performance over time.

BlueBay distributes its products directly, through wholesalers and via intermediaries. It does so through a sales and marketing team based in the Company's offices in London and through its recently opened offices in Tokyo and New York. The Company's distribution capabilities are further enhanced by its structured products activities, which allow BlueBay access to the investor bases of the major investment banking partners through which the Company launches its structured products. BlueBay's investor base is currently concentrated predominantly in the United Kingdom and Western Europe, but with an increasing proportion of new investors from Asia and the United States.

Since inception of its business in 2001, BlueBay set out to construct a highly scalable business platform. As a result, it has invested significantly in developing a comprehensive infrastructure, particularly in the areas of systems, processes and risk controls. The Directors believe that the Company has also assembled one of the largest concentrations of fixed income credit expertise in Europe; with 50 investment professionals currently supported by 26 distribution and 64 infrastructure staff. This has allowed BlueBay to deliver a strong and scalable blend of infrastructure and investment capabilities to its investors.

A combination of strong secular demand for credit funds and products over recent years and the success of BlueBay's business model in capitalising on this demand has resulted in significant growth for the Company, particularly over the last two years. From 30 June 2004 to 30 June 2006, BlueBay's AuM grew from US$1.0 billion to US$7.0 billion, with revenues and other operating net income growing from £13.6 million in the year ended 30 June 2004 to £77.0 million in the year ended 30 June 2006 and pre-tax profits growing from £1.5 million in the year ended 30 June 2004 to £31.1 million in the year ended 30 June 2006. This growth was primarily as a result of a general increase in investor demand, partially attributable to BlueBay's track record, and the successful introduction of new products and new sub-asset classes, which have expanded the range and diversity of products offered to BlueBay's investors. The Directors believe that BlueBay's scalable, performance-driven business is well positioned to capitalise on the expected continued growth in the European and global fixed income credit markets over coming years.

2. History

BlueBay was founded in London in July 2001 and received authorisation from the FSA in October 2001. The Company was formed by its Chief Executive Officer, Hugh Willis, and its Chief Investment Officer, Mark Poole, with financial support from Barclays Bank PLC and Shinsei Bank, Limited. These two institutional investors provided the Company with the bulk of the significant initial capital resources required to create its scalable business platform.

BlueBay was founded in response to a number of developments in the European capital markets and asset management industries towards the end of the 1990s and which have since combined significantly to transform the industry. The first of these was the advent of a mainstream European corporate debt market, sparked by the introduction of the Euro in 1999. The second was a migration of institutional investor demand away from benchmark investing towards absolute return-style mandates. Additional industry trends influencing the creation of BlueBay included an increase in the number of pension funds hiring

specialist rather than generalist managers, a growing segregation of production and distribution functions of asset managers with the rise of open architecture investment practices and, from 1998 onwards, the rapid growth of global emerging market debt as a major asset class.

As described more fully below, BlueBay's business model has been designed specifically to exploit the confluence of these trends. BlueBay launched its first long/short fund in 2002, followed by its first long-only fund later that year and its first structured product offering in 2004. In addition to the London office headquarters that was opened in 2001, BlueBay recently opened offices in Tokyo in 2005 and New York in 2006. It has been part of BlueBay's strategy since inception to seek a stock market listing at an appropriate stage in its development.

3. Industry Background and Growth Drivers

Market size

The asset management industry encompasses the professional management of securities and other less liquid assets to meet specified investment goals for the benefit of investors. The size of the asset management market, including equities, fixed income and alternatives, is estimated at US$63 trillion (JP Morgan). Total outstanding instruments in the fixed income market as at the beginning of 2006 was approximately US$25 trillion, having grown annually at around 8.5 per cent. over the last five years. The fixed income market is roughly 65 per cent. of the size of the global equities market, which had total securities outstanding of US$38 trillion as at 17 January 2006 (JP Morgan). The alternative asset management industry, taken to include private equity, hedge funds and real estate funds, is estimated to be worth approximately US$3 trillion (JP Morgan).

Growth Drivers

The Directors believe that the following factors are influencing BlueBay's growth:

Growth in the global corporate debt markets

The global corporate debt market comprises all publicly traded debt instruments other than those issued by governments and supra-national agencies. Within this market the US corporate debt market is the largest single component in terms of value of instruments outstanding, currently estimated at US$2.5 trillion (JP Morgan). The European corporate debt market is approximately half this size (US$1.2 trillion of instruments outstanding) but has experienced faster growth in recent years, driven by the introduction of the Euro (which facilitated the development of a homogenous debt capital market in Europe), the trend of disintermediation of the banking system from the credit process and an increase in leveraged buyout activity (which has been significantly funded through the debt markets). In addition, strong demand for fixed income instruments from liability-driven investors seeking yield in a low interest rate environment has been an important growth driver. Given the comparable size of Gross Domestic Product of the EU and the US, the Directors believe that the European corporate debt market will continue to experience strong growth, similar to that witnessed in the US.

The global corporate debt market comprises four primary sub-asset classes, namely investment grade debt, high yield debt, emerging markets debt and asset-backed securities. BlueBay currently operates in the first three of these sub-asset classes.

Investment grade debt refers to issued instruments having a credit rating equal to or better than BBB- by Standard & Poor's, or Baa3 by Moody's Investors Service. Investment grade debt instruments typically deliver higher annualised returns than government bonds in return for an increased level of risk. The investment grade sub-asset class is one of the largest components of the global corporate debt market, with total index-qualifying outstanding securities of approximately US$3.74 trillion as of June 2006. As a result of strong growth since 1999, the European component of this market has total outstanding securities of approximately US$1.1 trillion as of June 2006.

High yield debt is generally defined as any public, fixed rate securities that do not have an investment grade credit rating (i.e. less than BBB- from Standard & Poor's or Baa3 from Moody's Investors Service). High yield instruments typically deliver higher annualised returns than investment grade instruments, for an increased level of risk.

The global high yield debt market has grown significantly in recent years to approximately US$740 billion from US$198 billion in 1996. The European high yield market remains a smaller component of the global

total than its US counterpart, but has grown over the past six to seven years to approximately US$90 billion of outstandings.

Emerging markets debt is primarily issued by sovereign or corporate issuers of emerging markets countries, either in hard currencies, or in local currencies. Emerging markets debt typically has a lower credit rating than sovereign debt issued by developed countries which are typically AA from Standard & Poor's or Aa2 from Moody's Investor Service or higher. Index-qualifying fixed income securities issued by emerging markets sovereigns and corporates grew to around US$232 billion in 2005.

Growing investor interest in absolute return products

Prior to the late 1990s, investor interest in absolute return products was relatively limited. However, following the downturn in global equity indices between 2000 and 2002, a broader constituency of investors became attracted to products targeting absolute rather than relative returns, driving strong inflows into the hedge fund industry.

As interest in absolute return products has increased, institutions have also become interested in methods of applying absolute-style techniques across the large proportions of their portfolios which are not allocated to alternative investments such as hedge funds. This is creating demand for a new style of long-only asset management product, which builds on the tools and techniques used by hedge fund managers to enhance risk-adjusted returns in a fund format acceptable to regulators.

Increasing demand for specialist managers

In the past five years investors have shown a growing appetite for hiring specialist rather than generalist managers. This has been actively supported by the consultant community and has resulted in a decline in traditional balanced mandates. For example, according to a 2004 survey, the percentage of UK pension funds awarding specialist mandates has increased from 56 per cent. to over 90 per cent. since 1999 (Greenwich Associates).

The opening up of third party distribution channels

In the 1990s, the distribution of asset management products was dominated by large manufacturers of asset management products distributing their own proprietary funds through in-house distribution channels. The increasing focus on manager performance, rather than brand or product range, as a differentiating factor has resulted in many major distributors adopting an "open architecture" strategy, distributing third party products alongside their own in-house funds. This strategic shift is beginning to take hold in previously closed European markets, to the benefit of independent, high performing managers lacking significant internal distribution capabilities.

The growth of emerging markets as a mainstream asset class

Emerging markets have historically accounted for only a small part of the global securities markets, with investor demand being dampened by limited issuance and liquidity, insufficient data quality and the significant volatility in the asset class.

However, following a number of major crises during the 1990s (the most significant of which was the Russian default crisis of 1998), volatility in the asset class has steadily reduced, credit quality has improved and diversification has increased across the asset class in terms of the total number of issuing countries and corporations. These trends have been sustained by robust domestic economic growth, the general adoption of floating foreign exchange rates and increased foreign exchange reserves, all of which have driven the upward momentum in ratings. The resulting growth in the asset class has also been enhanced by the increasing issuance of securities denominated in local currencies.

4. Business Model

BlueBay's business model is based upon three core competencies: performance oriented asset management, sophisticated product structuring expertise and growing distribution capabilities. These core competencies are supported by a strong commitment to operational infrastructure, corporate controls and human resources.

Risk-adjusted performance oriented asset management

BlueBay offers three distinct asset management styles to its investors: long-only funds, long/short funds and structured products. It offers these management styles over three major sub-asset classes of fixed income

credit: (i) investment grade corporate debt, (ii) high yield and distressed corporate debt and (iii) emerging market sovereign and corporate debt. Its long/short fund products are designed as relatively low volatility products by industry standards and seek to generate strong risk-adjusted returns over time rather than the maximum return possible in any given period. Its long-only funds are very actively managed products by industry standards and seek to emphasise capital preservation and strong alpha generation over the course of the credit cycle. Its structured products, which encompass both standalone structured funds and structured variants of the Company's flagship funds, are designed to provide a wide range of customised investment solutions for BlueBay's clients, including capital-protected funds, portable alpha vehicles, CDOs and hybrid long-only/long/short funds. The Company also manages a small number of segregated accounts for large investors. BlueBay's overall aim is to provide a broad range of leading risk-adjusted performance, high margin credit products for the modern institutional investor.

Sophisticated product structuring expertise

Launched in 2004, BlueBay's Structuring Group is responsible for initiating, developing and executing BlueBay's structured products. This covers both structured variants of the Company's flagship funds and standalone structured funds. In both respects, the availability of extensive in-house structuring expertise provides BlueBay with important advantages. In the case of standalone structured funds, it enables the Company to control its own structuring and execution risk in relation to such funds and ultimately the ability to bypass intermediaries if desired. In the case of structured fund variants, it has allowed the Company to create innovative fund derivatives for the purposes of product customisation and distribution. A combination of these twin structuring disciplines has enabled BlueBay to develop a business model that gives it access to a large number of investors while managing a small number of underlying funds, with significant benefits in terms of operating margins and investment focus.

Growing distribution capabilities

Distribution is the third of BlueBay's core competencies and a key component of its business model going forward. The Company has taken a deliberately measured approach to its development, believing that asset growth should always be contingent on the availability of scalable, high quality fund products and an appropriate level of infrastructural support. As a result, BlueBay has focused primarily on developing its core products and infrastructure from 2001 through 2004. Since 2004, however, the Company has significantly built out its distribution capabilities, with 19 sales and marketing professionals now servicing over 200 clients from the Company's London, Tokyo and New York offices. This has already led to a notable expansion both in the range of channels through which the Company distributes products (direct sales, distribution to wholesalers and use of third party distributors) and in the geographic breadth of the investor base (particularly in Japan and the US). The Directors expect this progress to continue.

Operational infrastructure

The creation and maintenance of high quality operational infrastructure is necessary for a scalable business model in the asset management industry and has been a priority for BlueBay from its outset. It is of particular importance for BlueBay given the breadth of credit product that it manages, across a range of sub-asset classes, management styles and regulatory jurisdictions. It is also, unlike in the asset class of equities, challenging to assemble, given the non-homogenous nature of fixed income credit instruments and the consequent lack of off-the-shelf software packages available. The Directors believe that the substantial investment that BlueBay has made over the past five years in creating a customised, scalable operations infrastructure is an important competitive advantage for the Company in the future.

Corporate controls

BlueBay is committed to high standards of corporate controls and management processes at both the fund and the corporate level. At the fund level, the Company maintains sophisticated portfolio risk management systems, with outputs monitored by a dedicated risk management group and which are applied by the Company's portfolio managers and overseen by its Chief Investment Officer and Investment Committee. At the corporate level, the Company maintains stringent control standards throughout the organisation, including the operation of a dedicated execution desk, the segregation of responsibilities within the various stages of the trade lifecycle and the maintenance of a dedicated compliance group reporting regularly to BlueBay's Management Committee. BlueBay places a high priority on a strong risk management culture within the Company and will continue to invest in maintaining such standards.

Human resources

The Directors believe that three crucial ingredients in effective employee attraction and retention are widespread employee share ownership, competitive, performance-based pay structures and a collegiate working environment. BlueBay has established a distinctive, friendly working environment based around a small, centralised management team and an equity-driven incentive culture, such that given BlueBay's size and specialisation the Directors believe it is becoming a blue chip employer of choice for ambitious credit professionals. Remuneration of all investment professionals is highly geared to fund performance, ensuring that the interests of employees are closely aligned with those of investors in the Company's funds. All BlueBay's senior staff and approximately 60 per cent. of its total workforce hold equity or options over equity in the Company, ensuring that the interests of employees are aligned with those of external investors in its stock. It is the intention of the Directors that these aspects of its current employment culture and arrangements are perpetuated post-Offer and that participation in employee share ownership will be extended in due course.

5. Competitive Strengths

The Directors believe that the success of BlueBay to date has been a function both of the scale of the opportunity that has developed in Europe since the late 1990s for fixed income credit management firms and of the success of the Company's business model in capitalising on this opportunity. They further believe that BlueBay is well positioned to continue to benefit from it as a result of the following competitive strengths:

Growth Industry

Fixed income is one of the largest single asset classes in the world, of which investment grade corporate debt, high yield debt, emerging market debt and asset-backed securities are growing sub-asset classes. In addition, the Directors believe that market liquidity is enhanced by the large and fast-growing credit derivatives market.

Asset Class Specialisation

The Company concentrates exclusively upon the management of fixed income credit products. The Directors believe that BlueBay's concentration of 50 dedicated investment professionals represents one of the largest concentrations of fixed income credit specialists in Europe and BlueBay's US$8.0 billion of AuM in the asset class as at 30 September 2006 makes it one of the largest independent fixed income credit management firms outside the US. The Directors believe that this concentration of credit market professionals represents a real edge in a research driven asset class that is naturally prone to cyclical swings. The Directors also believe that this edge is further accentuated by the continuing lack of seasoned credit market professionals in Europe, due in part to Europe's historic lack of a credit culture.

BlueBay's commitment to specialisation extends to the sub-asset class level. The great majority of its 50 investment professionals are dedicated to a single sub-asset class of credit (investment grade corporate debt, high yield and distressed debt or emerging markets debt) and concentrate exclusively upon BlueBay's products in their specialist field. This enhances focus, performance and accountability and provides BlueBay with the resources to invest significantly in the sub-asset classes involved, across capital structures and in both cash and derivative format. BlueBay's specialist sub-asset class investment teams, each of which features at least two lead portfolio managers and deep research benches, also bring considerable asset class experience and track records to the Company. Most of BlueBay's flagship funds remain managed by the same lead portfolio managers that founded the products and they have an average of over 14 years' experience in managing their specialist asset class.

The result of this intense asset class and sub-asset class specialisation has been strong fund performance across the range of BlueBay's funds and products. The first of BlueBay's three long/short funds was launched in March 2002 and the latest in November 2003. Over the period from March 2002 to June 2006, these three funds have produced AuM-weighted compound annualised returns (net of fees) of 13.2 per cent. with volatility of 3.4 per cent. and a Sharpe Ratio of 3.1. Its four long-only funds, the first of which was launched in September 2002 and the most recent in December 2005, have demonstrated similarly strong performance, with the individual funds out-performing their benchmarks (gross of fees) by between 158 and 454 basis points per annum since inception as at 30 June 2006. The Company's structured product range has similarly produced strong results. BlueBay's High Yield Bond Fund and Investment Grade Bond Fund are both ranked top in their respective categories in the period since inception when compared to the

S&P/Micropal Offshore & International Fund Universe and the Company was shortlisted for Global Investor's 2006 Annual Awards for Excellence in the Emerging Markets Debt category.

Breadth of Product Offer

The Directors consider the breadth of BlueBay's product offering within the asset class of credit to be particularly strong. The Company is able to offer investors exposure to any or all of the major sub-asset classes of credit and to be able to do so across a variety of differentiated mandate styles. The Directors believe that BlueBay's combination of asset class specialisation and product breadth is a key differentiating feature of the Company. The Directors also believe that BlueBay's product breadth assists the Company in three areas of its business in particular: fund performance, product distribution and corporate earnings quality.

In the case of fund performance, the benefits stem from managing long-only and long/short fund products alongside one another, with both benefiting from pooled resources and information flows. Each of the lead portfolio managers that lead BlueBay's three sub-asset class investment teams takes day-to-day responsibility for and is accountable for performance in respect of either the long/short fund or long-only products managed by that team. The lead portfolio managers nevertheless work in close partnership with one another and are often interchangeable. They also share a pool of dedicated asset class analysts, allowing for maximum efficiency in the allocation of resources to priority credits. The Directors believe that this culture of teamwork at BlueBay is an important influence on investment performance.

In the case of distribution, the Company benefits from the cross-selling opportunities provided by offering a broad range of credit funds and products. Five years ago, the investor bases for long/short funds and long-only funds were markedly differentiated, with the former dominated by high net worth individuals and fund of funds and the latter by institutional investors. The overlap was very small and the cross-selling opportunities for a full service asset manager were equally slim. However, the last five years has seen a considerable change in this regard, with many institutional investors turning away from traditional long-only strategies and towards long-only funds and long/short funds, in pursuit of absolute return-oriented performance. This is creating considerable cross-selling opportunities for BlueBay as a provider of both product lines. Such opportunities are increased further by BlueBay's ability to create customised investment solutions through structuring.

In terms of earnings quality, the Company benefits from a growing diversification of revenue streams afforded by BlueBay's product breadth. The Company's long/short fund products are characterised by high overall fee margins but meaningful performance fee dependency. Its long-only products are characterised by lower overall fee margins but more limited performance fee dependency. Its structured products lie in the middle ground, with intermediate fee margins and performance fee dependency (as well as lock-up and early redemption fee provisions in many cases). The combination gives BlueBay a revenue stream profile characterised on the one hand by higher fee margins than many long-only asset management firms and on the other hand lower performance fee dependency than many long/short fund management firms.

Scalable Business Model

The Directors believe that the scalability of BlueBay's business model is a key strength in light of the scale of the opportunity in the European fixed income credit markets. Despite considerable growth over the last five years, the European fixed income credit markets remain less than half the size of their US counterparts. The Directors believe both that significant market growth potential remains in these markets in absolute terms and that asset management firms with strong, scalable business models potentially stand to gain disproportionately from this expected growth. The Directors also believe that BlueBay's business model is highly scalable in product, infrastructure and distribution terms.

From a product perspective, BlueBay benefits from being able to scale its product platform both by management style and by asset class. The Directors believe there is particular growth potential in its long-only fund platform. With strong three year track records built in two of its four flagship funds and the third anniversary of another fund due in November 2006 (being the typical track period analysed by consultants), this fund platform is becoming accepted and recommended by consultants and intermediaries and has seen strong growth over the past year as a result (long-only assets subscriptions grew from approximately US$620 million in the year to June 2005 to approximately US$2.0 billion in the year to June 2006). The Directors believe that BlueBay's long-only funds platform is also highly scalable from a management perspective and that there are no foreseeable limits on management strategy capacity for the

majority of its products. The Directors also believe that BlueBay's structured products and distressed capabilities provide it with significant optionality over the turn of the credit cycle.

From an infrastructure perspective, the Directors believe that the operational and systems infrastructure that BlueBay has built out over the past five years is capable of supporting significant asset growth in existing products with the addition of a relatively small amount of incremental resources. The Directors believe that BlueBay's well-developed risk systems and culture are also scalable.

From a distribution perspective, the Directors believe that the Company's business model is also highly scalable. BlueBay has significantly developed its distribution platform and relationships with investment banking distribution partners recently and the Directors believe that this development will be a factor in BlueBay's ability to expand its investor base. The Directors believe that additional scalability in distribution is afforded by BlueBay's structuring capabilities and the cross-selling potential afforded by its broad product platform.

Business Model Designed for the Credit Cycle

BlueBay's business model incorporates a number of elements designed to mitigate the effects of the credit cycle. The suite of long/short funds have unconstrained mandates and are designed to deliver positive annual returns throughout the credit cycle. The Directors expect that BlueBay's distressed debt expertise will be a particular advantage in exploiting the credit cycle. BlueBay's long-only funds are designed to attain maximum alpha generation during a market downturn. BlueBay's structuring expertise and capabilities are designed to enable it to exploit a market downturn effectively through opportunistic issuance.

6. Strategy

BlueBay's objective is to maximise growth in revenues, profits and earnings per share over time. The Directors will seek to accomplish this by focusing on AuM growth, fund performance, risk management, fee levels, cost control and earnings quality.

Grow AuM

BlueBay intends to grow AuM through a combination of scaling existing products, launching new flexible and innovative ones and expanding the Company's distribution reach both geographically and by sales channel. It expects the scaling of existing products to be most pronounced within its long-only platform. The Directors expect BlueBay's recently opened offices in Tokyo and New York also to be important drivers of growth in its investor base. It expects new product launches to be intermittent and demand-led. Within the next six months, BlueBay expects to launch a new multi-strategy long/short fund product and a new emerging market external debt/local currency long-only product. Over the medium to longer term, the Company may also consider, subject to investor demand and identification of suitable personnel, expansion into one or more adjacent asset classes such as emerging market distressed products or asset backed securities.

Deliver fund performance

BlueBay intends to maintain a strong focus on fund performance, which the Directors believe is the key factor of the Company's success over time. It will seek to do this by continuing to pay particular attention to the hiring and retention of top investment professionals, the rigorous management of portfolio risk and prudent strategy capacity management.

Manage business risk

BlueBay intends to maintain a strong focus on risk management. The Directors believe that robust risk management, along with good fund performance, is a key determinant of the Company's success over time. BlueBay's focus on risk management will continue to be at corporate level, forged by its history of accountability to large reputation-sensitive institutional shareholders, and at fund level, with particular emphasis being placed on a rigorous compliance policy, robust controls and a compensation policy involving bonus deferral programs and employee share ownership that encourages employees to be franchise aware.

Maximise fees

BlueBay intends to maximise fee levels on its products and believes that this will be a factor both of performance and focus on attractive mandate margins, particularly on its long-only platform. The Company intends to continue its policy in relation to its long/short funds of charging a 2 per cent. annual management fee and a 20 per cent. performance fee on all assets. Within its long-only business it will continue its policy of only discounting for size (subject to satisfactory minimum fee levels). BlueBay will also seek to promote the proportion of its funds sold in derivative format. In relation to standalone structured products, BlueBay will seek to maximise fees by remaining an opportunistic, rather than a programme, issuer of product.

Control costs

BlueBay intends to continue its firm-wide focus on cost control, with the intention of improving operating margins over time. It will focus on the two main components of its cost base: compensation and non-compensation costs. In relation to compensation costs, it will seek to maintain a high variable element through maintaining a strong culture of performance-related pay and will monitor the ratio of compensation costs to revenues on an annual basis. In relation to non-compensation costs, it will seek to achieve annual reductions in the ratio of these to revenues.

Enhance earnings quality

BlueBay intends to target continued improvement over time in its quality of earnings. The Directors believe that earnings quality is a function of performance fee dependency, performance fee volatility and mandate term. BlueBay will therefore focus on the reduction of its performance fee dependency over time (as a function of the intended scaling of its long-only and structured product businesses), continuing to target low volatility, risk-adjusted returns within its long/short fund business and maximising the proportion of its funds sold in structured format.

7. Business Description

Asset Management

Sub-Asset Classes and Funds

BlueBay's investment expertise lies in the active management of fixed income credit portfolios through long-only and long/short investment strategies. The Company applies a mixture of these strategies to the three sub-asset classes of fixed income credit in which it specialises, through the product lines of long/short funds, long-only funds and its structured product range. By combining long-only and long/short investment skills, BlueBay has sought to create a range of products at the conservative end of investment risk for long/short institutional investors but at the actively-managed end for long-only investors. The Company also manages a number of segregated accounts on behalf of large institutional clients. While the funds are managed in accordance with their separate investment objectives and guidelines, the Company limits the number of segregated client accounts it manages in order to maintain a minimal number of different mandates for the funds in order to enhance asset management efficiency.

The funds managed by BlueBay are set out in the table below:

Fixed Income Credit Sub-Asset Classes
(AuM in US$ million as at 30 June 2006)

Product Lines	*Investment Grade Corporate Credit*	*Sub-Investment Grade/ High Yield Corporate Credit*	*Emerging Markets*	*Subtotals by Product Lines*
Long-Only Funds				
BlueBay Investment Grade Bond Fund	122			122
BlueBay High Yield Bond Fund		579		579
BlueBay Emerging Market Bond Fund			924	924
BlueBay Emerging Market Local Currency Bond Fund			182	182
Totals without segregated Mandates	122	579	1,106	1,807
Segregated Mandates		714	53	767
Total Long-Only Funds	122	1,293	1,159	2,574
Long/Short Funds				
Global Credit Fund	557			557
Value Recovery Fund		1,479		1,479
Emerging Market Total Return Fund			768	768
Total Long/Short Funds	557	1,479	768	2,804
Structured Products				
Fund Derivatives linked to Long-Only Funds	177	352	727	1,256
Structured Funds	–	241	84	325
Total Structured Products	177	593	811	1,581
Subtotals by Sub-Asset Class	856	3,365	2,738	
Total AuM				6,959

Investment Policy

Philosophy

The management of all the Company's funds and products is governed by a single set of unifying investment principles:

- *Specialisation:* BlueBay believes that committed focus is a prerequisite of strong performance and it is for this reason that BlueBay specialises exclusively in the asset class of credit. Each of BlueBay's investment professionals further specialises within one of the three sub-asset classes in which BlueBay operates.
- *Capital preservation and consistency:* BlueBay strives for capital preservation and consistency of returns. BlueBay's focus is therefore on risk-managed absolute returns, both at trade and portfolio level. BlueBay believes that superior performance in adverse market conditions is the defining feature of the skilful investment manager. The use of credit derivatives also helps to maximise portfolio efficiency and minimise market risk.
- *Active management:* BlueBay seeks to create significant added value across all of the Company's mandates within a disciplined, risk-controlled environment. This calls for an active management style that recognises the influence of both security and non-security specific factors on credit portfolios. The maximisation of alpha requires both investment and trading skills.

In addition, BlueBay seeks to balance asset growth and product performance. Accordingly, BlueBay has and expects to continue to close funds, especially its long/short funds, to new investors from time to time. It intends to maintain this policy, which could result in closure of additional funds in the future.

Process

In order to achieve superior performance throughout the credit cycle, BlueBay's investment process draws on both security specific and non-security specific inputs, resulting in a dynamic and research-driven style of management. Risk control and portfolio management is an integral part of the process throughout. Broadly, three groups provide input to the investment process before investment decisions are made:

- Non-security-specific, or "top-down", analysis is conducted by BlueBay's Investment Committee, comprised of Mark Poole, the Chief Investment Officer (CIO), and the seven senior portfolio managers. The Investment Committee meets formally on a weekly basis and informally more frequently. This top-down analysis is based on an assessment of macro-economic conditions and the development of a macro strategy which generates investment views.
- Security-specific, or "bottom-up", analysis is carried out by credit analysts in each of BlueBay's credit sub-asset class investment teams. This analysis identifies securities (or, in the case of analysts working in the emerging markets team, countries) that fulfil the investment criteria identified by the Investment Committee. BlueBay currently employs 18 credit analysts with an average of nine years' experience.
- The portfolio managers in each asset management team receive analysis from each of these constituent elements and make investment decisions based on a balance of the analysis received and the scope of the particular investment mandates they manage.

Portfolio Management Structure

BlueBay employs 50 investment staff. Each portfolio team consists of between 9 and 17 staff across the three asset sub-classes. Each portfolio management team consists of senior portfolio managers, assistant portfolio managers and analysts. A separate, dedicated execution team is responsible for all trade execution, reporting directly to the CIO. The portfolio managers are not responsible for trade execution.

Revenue

BlueBay derives its revenue primarily from two sources of fees – management fees and performance fees:

- *Management Fees:* On each of its funds or structured products, BlueBay charges a management fee equal to a percentage of that fund's AuM. The fee is payable monthly or quarterly and is calculated by reference to the average Net Asset Value of the fund during the period. The management fee for all BlueBay long/short funds is 2 per cent. per annum of the Net Asset Value. The management fees of all other funds vary by sub-asset class and by share class;
- *Performance Fees:* On each of its funds, BlueBay either charges a mandatory performance fee based on the fund's returns or makes available a performance fee structure for interested investors. The performance fee is calculated in each case by reference to the absolute or relative appreciation in the Net Asset Value of the fund during the calculation period. The performance fee on BlueBay's long/short funds is 20 per cent. per annum of the appreciation in the relevant fund's Net Asset Value over the preceding six months, while the base performance fees on BlueBay's flagship long-only funds are 20 per cent. of net alpha generated per annum.

BlueBay's dependence on performance fees has been decreasing. As at 30 June 2006, BlueBay's management-to-performance dependency stood at approximately 51 per cent. The dependency on performance fees is expected to fall as AuM in long-only form grows.

BlueBay remains disciplined in the fees charged to its long-only clients with discounts granted for large investments in accordance with a pre-set schedule, allowing BlueBay's average revenue stream in the long-only business to track the growth of AuM.

Product Overview

Long-Only and Long/Short Products

BlueBay's seven flagship funds (four long-only and three long/short funds) are described below.

Each of BlueBay's flagship long-only funds has been set up as a sub-fund of a Luxembourg-based SICAV umbrella fund (an investment vehicle with variable capital). The SICAV is set up as a Part 1 UCITS fund which benefits from a single passport for distribution in the EU (subject to the registration rules which exist in each European jurisdiction) and is fully compliant with the UCITS Directive as amended and updated. Each of the three long/short funds and the Luxembourg umbrella fund has a board of directors with a majority of independent directors.

Each of the long/short funds has been set up as a Cayman master fund with a corporate feeder fund investing in the master fund. The master fund is the investment fund managed by BlueBay; a feeder fund is the entity in which BlueBay clients hold instruments. The jurisdiction in which the feeder fund is set up is in part influenced by the investor groups BlueBay intends to access. The master-feeder structure provides flexibility because additional feeder funds can be added to the same master fund, allowing expanded distribution of the same underlying product into new jurisdictions.

The investment performance of BlueBay's flagship funds continues to reflect the Company's historic experience. Its long/short funds have achieved blended performance of 13 per cent. (net of all fees) to investors since inception to 30 June 2006. This compares with targeted performance of between 8 per cent. and 12 per cent. In making its own internal planning assumptions around the business, the Company targets blended performance of 10 per cent. For its long-only funds, the Company targets performance of 150 basis points over benchmarks in its investment grade funds, and between 300 and 400 basis points over benchmarks in its other long-only funds.

BlueBay's seven flagship funds have performed strongly since inception, as summarised below by the following unaudited information extracted from the funds reports to investors as at 30 June 2006:

Flagship fund	*Date of launch*	*Returns since inception*[1]	*Risk ratios*
Long-Only		*Gross realised annualised return in excess of benchmark*	*Information Ratio*[2]
BlueBay Investment Grade Bond Fund	November 2003	1.6%	2.6
BlueBay High Yield Bond Fund	September 2002	4.5%	1.4
BlueBay Emerging Market Bond Fund	September 2002	4.2%	2.3
BlueBay Emerging Market Local Currency Bond Fund	December 2005	2.1%	0.6
Long/Short		*Net Realised annual return (net of fees)*	*Sharpe Ratio*[3]
BlueBay Global Credit Fund	March 2002	9.3%	1.9
BlueBay Value Recovery Fund	November 2003	15.3%	3.0
BlueBay Emerging Market Total Return Fund	March 2003	14.2%	1.9

(1) Long-only funds returns shown gross due to the varying returns across share classes. Long/short returns shown net as the fee structure is constant across funds and classes.

(2) The information ratio measures the added return per unit of added risk.

(3) The Sharpe ratio is the risk-adjusted measure which is calculated using standard deviation and excess return to determine reward per unit risk. Standard deviation indicates the volatility of a portfolio's total return as a measure against its mean performance.

Flagship Funds

Investment Grade Corporate Debt

BlueBay offers its clients exposure to European and global investment grade debt via both long-only and long/short investment strategies. BlueBay's investment grade portfolio managers have significant experience in the European corporate bond markets. BlueBay's founders have, moreover, been active investment managers in investment grade debt markets for more than twenty years.

- *BlueBay Investment Grade Bond Fund (long-only)*

  The Investment Grade Bond Fund was launched in November 2003. The fund invests in both EU and global investment grade corporate debt, with the objective of generating a total return in excess of the iBoxx Euro Corporates Index. As at 30 June 2006, it had AuM of US$122 million and since inception

it has been the top-performing fund in its asset class when compared to S&P Micropal peer group, having generated gross annualised out-performance to benchmark of 158 basis points.

- *BlueBay Global Credit Fund (long/short)*

  This long/short fund was launched in March 2002 as one of Europe's first total return credit funds. The fund invests in liquid debt instruments. As at 30 June 2006, it had AuM of US$557 million and it has delivered annualised total returns of 9.3 per cent. net of fees since its inception.

High Yield Corporate Debt

BlueBay offers its clients exposure to European high yield and distressed debt via both long-only and long/short investment mandates. The Directors believe that BlueBay's European high yield team has one of the longest track records in the market – BlueBay's senior portfolio managers have significant experience in the market and have delivered upper decile performance in various market conditions whilst at BlueBay and at previous firms.

- *BlueBay High Yield Bond Fund (long-only)*

  BlueBay's high yield long-only fund was launched in September 2002. The fund invests in both EU and global sub-investment grade corporate debt, with the objective of generating a total return in excess of the Merrill Lynch European Currency High Yield Constrained Index. As at 30 June 2006, it had AuM of US$579 million and since inception it has been the top-performing fund in its asset class when compared to its S&P Micropal peer group, having generated gross annualised out-performance to benchmark of 454 basis points.

- *BlueBay Value Recovery Fund (long/short)*

  The Value Recovery Fund was launched in November 2003 as the BlueBay High Yield Total Return Fund before being rebranded as the BlueBay Value Recovery Fund in October 2006. The fund is one of the largest of its kind in Europe, with one of the largest dedicated research teams in Europe analysing the underlying asset class. As at 30 June 2006, it had AuM of US$1.5 billion and has delivered 15.3 per cent. annualised total returns net of fees since its inception.

Emerging Markets

The Directors believe that BlueBay's emerging market team has one of the longest track records in the market – BlueBay's senior portfolio managers have worked together for over 10 years at BlueBay and at previous firms and were instrumental in creating one of the first European institutional emerging markets funds in 1993.

- *BlueBay Emerging Market Bond Fund (long-only)*

  The Emerging Market Bond Fund was launched in September 2002. The fund invests in the debt obligations of emerging markets and corporates domiciled in those countries, with the objective of generating a total return in excess of the JP Morgan EMBI Global Diversified Index. As at 30 June 2006, it had AuM of US$924 million and it has generated gross annualised out-performance to benchmark of 417 basis points since inception.

- *BlueBay Emerging Market Local Currency Bond Fund (long-only)*

  The Emerging Market Local Currency Bond Fund was launched in December 2005 specialising in local currency emerging market debt, with the objective of generating a total return in excess of the JP Morgan GBI-EM Broad Diversified Index. As at 30 June 2006, it had AuM of US$182 million and it has generated gross annualised out-performance to benchmark of 208 basis points since its inception.

- *BlueBay Emerging Market Total Return Fund (long/short)*

  BlueBay's emerging markets long/short fund is a relative value fund with a long bias, relying heavily on bottom-up country analysis in selecting its positions. The fund was launched in March 2003 and invests in external and local markets debt. As at 30 June 2006, it had US$768 million AuM and it has delivered 14.2 per cent. annualised total returns net of fees since its inception.

Structured Products

BlueBay also manages a number of structured product funds, in the form of standalone structured funds and fund derivatives linked to the seven flagship funds. The structured funds and fund derivatives are listed below, with further detail on the capability afforded to BlueBay by these products described in "Structuring Capability" further below.

Structured Funds

BlueBay currently manages two structured funds, the European Credit Opportunity Fund ("ECOF") and the Hemisphere Emerging Markets Synthetic CDO ("Hemisphere"). Both funds are designed to utilise BlueBay's existing credit process in either the long-only or long-short strategies. BlueBay intends to issue additional structured funds opportunistically depending on market demand, BlueBay's view on product suitability to its management style, and on having a favourable overlap with its existing credit skill sets.

Fund Derivatives

BlueBay manages a number of derivative funds linked to its flagship fund strategies, using principal protection techniques, such as CPPI and VPPI (described in more detail below), and portable alpha structures, as described in further detail below in Structuring Capacity. The derivative funds currently managed by BlueBay are the BlueBay Investment Grade Debt Structured Fund (Panacea Trust), the BlueBay High Yield Debt Structured Fund (Panacea Trust), the BlueBay High Yield Portable Alpha Fund, the Shinsei High Yield Opportunity Trust, the BlueBay Emerging Market Debt Structured Fund (Panacea Trust), the BlueBay Emerging Market Portable Alpha Fund, the Shinsei Emerging Market Opportunity Trust, the BlueBay Emerging Market Local Currency Debt Structured Fund (Panacea Trust) and the GS VPPI – AlphaSelect Fund. The Panacea Trust and Shinsei Opportunity Trusts have been launched on the Panacea regulatory investment platform maintained by Barclays Bank.

Segregated Accounts

In addition to its flagship funds and structured products, BlueBay also manages a number of segregated long-only accounts investing across the three fixed income credit sub-asset classes. The investment grade, high yield and emerging market segregated accounts have similar mandates to the corresponding BlueBay flagship funds and such accounts can offer investors more flexible asset allocation.

Structuring Capability

BlueBay introduced a structured products group in 2004 and has since actively developed a range of structured products in conjunction with several investment banks. As a result, the Company has both expanded its asset management business in its long-only and long/short strategies and developed standalone structured funds. BlueBay benefits from funds raised in structured format because such products are generally structured as notes sold to investors with a term maturity subject to redemption penalties and/or a lock-up period. These features increase the likelihood of a term nature of the fees earned on the resultant managed funds. BlueBay has also benefited by being able to charge generally higher fees on funds distributed in structured form vis-à-vis funds distributed in unstructured form, and to improve its distribution channels by outsourcing a significant amount of the distribution to its investment bank partner in a given structured product program.

Structured products may be split into two broad categories: Fund Derivatives and Structured Funds.

Fund Derivatives

The application of fund derivative structures linked to its flagship fund strategies allows BlueBay to offer a wide variety of products to investors whilst maintaining a small number of core funds, which enables greater administrative efficiency. Over the last three years BlueBay has launched a number of fund derivative products linked to its long-only fund strategies and recently to its Global Credit Fund strategy, in cooperation with several investment banking partners.

Fund derivatives are mechanisms that allow a structuring bank to provide investors with customised risk/return requirements on their investments. The structuring bank sells a bespoke structured note to investors and hedges its resultant exposure by investing into a fund managed by BlueBay. Typically, fund derivative products involve a structuring bank providing an investor with a promise to repay a guaranteed amount – usually some or all of the principal invested, or a coupon stream, or a certain level of minimum return. The techniques utilised by structuring banks to hedge their exposure have various names such as

CPPI (Constant Proportion Portfolio Insurance), CPPT (Constant Proportion Portfolio Technique), or VPPI (Variable Proportion Portfolio Insurance) or VPPT (Variable Proportion Portfolio Technique). However, all generally utilise active monitoring of the mark to market difference between the value of the funds managed by BlueBay and the present value of the guarantee. BlueBay manages the resultant fund flows to a single standard, which by design mimics that of the Company's flagship funds. As a result, for a given strategy, BlueBay is able to manage the associated funds without the additional constraints normally associated with creating a customised product, whilst still offering investors bespoke risk/return exposures in addition to its core funds. BlueBay currently has all four of its long-only fund strategies available in fund derivative form with the specifics of any given product dependent on the requirements of the investor.

Portable Alpha as applied to BlueBay's long-only funds is a relatively new application of fund derivative techniques. The return of any of BlueBay's benchmarked long-only funds may be divided into two components: the "beta" which is the return produced by a given fund's fund benchmark over a period and the "alpha", which is the difference between the return of the relevant BlueBay fund and the beta. By construction, the fund's performance over a period is therefore alpha plus beta. The alpha, which may be positive or negative, is a measure of BlueBay's ability to outperform a given index. Alpha can be generated in both up and down markets and is not created from leverage. As a result it is a form of absolute return since it is a measure of manager skill rather than market (beta) performance. The three credit sub-asset classes managed by BlueBay have historically offered strong potential for generation of alpha. Such products are of interest to investors that seek an investment linked to absolute returns over a chosen benchmark.

Structured Funds

BlueBay issues structured funds when it believes that its existing skills may be leveraged by application to new products or it is able to reach a new investor base by managing a bespoke structured fund. A key motivation for the issuance of structured funds is when the Company believes that there is both an opportunity to utilise its existing credit management skills and processes in application to a new product and when it feels it may access a new investor base in so doing.

- *The European Credit Opportunities Fund*

  This is a high yield fund structured and launched with Citigroup in December 2005, combining BlueBay's management expertise across both long-only and long/short funds focusing on defensive income and alpha generation through security selection. The European Credit Opportunities Fund is an open ended fund offering exposure to fixed income securities issued by sub-investment grade companies domiciled in the Eurozone and limited special situations. As at 30 June 2006, it had AuM of US$240 million and has delivered over 13.4 per cent. annualised total returns net of fees since inception.

- *Hemisphere Emerging Markets Synthetic CDO*

  The Hemisphere CDO was launched by JPMorgan in March 2005 and provides exposure to sovereign and corporate emerging market credits through a portfolio of underlying credit default swaps managed by BlueBay. The Hemisphere CDO is a closed-end fund which raised US$85 million in its offering. The product is managed based on BlueBay's existing emerging market credit process and its objective is to ensure rating cushions are maintained or improved and defaults avoided. Since its launch, the notes issued in the offering have been upgraded and the rating agency rating cushions have been increased.

Distribution

Marketing

BlueBay's primary marketing strategy for long-only and long/short products has to date been through direct marketing via BlueBay's sales and marketing teams based in the London, Tokyo and New York offices. The sales and marketing teams focus on institutional sales through direct contact with investors and through positive ratings from the large consulting firms, whose main selection criteria focus on performance, infrastructure, repeatability of investment processes and strategies, and compliance matters.

Within Europe, BlueBay employs a team of 19 sales, marketing and client relations staff to cover the UK, Europe, the Nordic region and the Middle East. Whilst the larger Western European countries (in particular the UK, France, Germany, Switzerland and Benelux) are well covered, other areas such as Southern Europe and the Middle East represent new areas of opportunity for BlueBay.

BlueBay's Tokyo office, opened in January 2005, currently employs three sales and marketing staff and plays an important role in the marketing of BlueBay products to the large investor base in Asia. BlueBay opened a sales office in New York in March 2006 and currently employs four sales and marketing staff. Given BlueBay's critical mass and institutional infrastructure, the Directors believe that the US and Asian markets will become important sources of future growth for the business. In anticipation of this, BlueBay has designed fund structures which it believes will be attractive to both taxable and non-taxable US investors.

Distribution

BlueBay maintains a diverse distribution policy as part of its strategy to grow AuM through successful targeting of a range of geographical investor groups and investors with varying risk appetite profiles. BlueBay's investors are primarily institutional clients, making up 56 per cent. of BlueBay AuM as at 31 July 2006, with fund of fund clients making up 27 per cent., white labelling customers 10 per cent. and private clients 7 per cent. By geographical range, Europe accounted for 70 per cent. of BlueBay AuM as at 31 July 2006 with Asia and the US amounting to 16 per cent. and 12 per cent. respectively. As part of BlueBay's commitment to maintaining a streamlined infrastructure which reaches the largest number of investors with the smallest number of funds, BlueBay outsources a significant amount of its distribution work to third parties. BlueBay's distribution strategy can be broadly broken down into four categories:

- *Direct sales:* BlueBay's dedicated sales teams in London, New York and Tokyo place funds with investors.
- *Distribution Agreements:* BlueBay has entered into a number of global distribution agreements with large, recognised investment banks with global networks.

  The majority of these distribution relationships have only been in place during the last year and have resulted in cumulative AuM of approximately US$400 million.

  BlueBay's institutional shareholders have also acted as strategic distribution partners – Barclays in Europe and Shinsei in Japan. The Directors believe that the sale of Ordinary Shares in the Offer by Barclays and Shinsei will not materially adversely impact these distribution relationships. Through its relationship with Shinsei, BlueBay has distributed approximately US$1 billion of its fund products into the Japanese market, where it has focused on retail investors, pension funds and regional banks. The Directors believe that there are further opportunities to distribute BlueBay's products in Asia through the development of deeper relationships with the larger central financial institutions in the region.
- *White labelling funds:* BlueBay has entered into arrangements with institutions which have launched funds in conjunction with BlueBay on those banks' existing fund platforms. These funds are not named BlueBay funds, but BlueBay acts as the investment adviser.
- *Fund Derivatives and Structured Funds:* BlueBay uses its fund derivative and structured funds capabilities as a key distribution tool to cater for variations in investor demand and access generic investor types outside the natural customer base for the flagship funds. Through its fund derivatives, BlueBay offers investors term products linked to the performance of its flagship funds in conjunction with several leading investment banking partners, including Barclays, Citigroup, Merrill Lynch, Goldman Sachs, UBS and JP Morgan.

8. Risk Management, Compliance and Regulation

Risk Management

The tone of BlueBay's control environment is set through:

- A clear definition of management and staff responsibilities, with reporting lines incorporating segregation of duties;
- Recruitment procedures to ensure that BlueBay recruits only staff of appropriate calibre and background;
- Transaction processing functions that focus on timely processing and recording of investment transactions, including the maintenance of consistent records and accurate reporting of holdings to clients;

- Active and professionally-staffed compliance and risk management teams; and
- The encouragement of a culture of openness and mutual trust between colleagues.

BlueBay's control environment reflects the overall attitude, awareness and actions of the Boards, committees and management of the Company. Management reviews and updates policy and procedural guidelines on an ongoing basis. These guidelines provide directions on how to conduct investment management, administrative and client accounting activities. In addition, formal management information and reporting systems exist that permit monitoring by management of key control systems and performance measurement data.

BlueBay management have reported to a Board of Directors, including representatives of its reputationally sensitive institutional shareholders, since inception, which has reinforced a strong corporate risk management culture.

Portfolio Risk Management

Overall responsibility for portfolio risk rests with the Chief Investment Officer who retains responsibility for setting portfolio risk targets, in conjunction with the Investment Committee and senior portfolio managers.

Each portfolio management team is responsible for ensuring its portfolio is in compliance with fund investment restrictions. To assist them in this task, the investment restrictions which govern positions in securities and relate to the majority of the portfolio's investment transactions are programmed into BlueBay's portfolio management system, the Charles River Compliance Master (the "Portfolio Management System").

Portfolio managers originate orders but do not execute trades. This is done by the trade execution desk, an independent team made up of eight dedicated traders with specialisation of market knowledge by asset class. The execution team receives orders and trades in the market, seeking best execution. The segregation of the portfolio management and execution functions is an integral part of BlueBay's risk management policy.

When a portfolio manager enters an investment order in the Portfolio Management System, the system runs a compliance check on the order before electronically passing it to the BlueBay trade execution team. If the order brings a portfolio holding close to an investment limit, the Portfolio Management System will issue a warning which the portfolio manager needs to override in order to pass the trade to the execution team.

If the order breaches an investment restriction, the Portfolio Management System issues an alert which the portfolio manager is unable to override and the order would not be passed to the trade execution team. Only a member of the dedicated Compliance staff will be able to override such an alert and release the trade to the execution team. Portfolio managers review all orders manually by reference to any investment restrictions which cannot be programmed into the Portfolio Management System prior to passing the orders to the trade execution team.

Market Risk Management

Risk is measured by calculating the sensitivity of every trade or position to changes in the relevant risk factors. On a daily basis, a set of standard risk reports is produced and distributed to the portfolio management teams and the Investment Committee. These daily risk reports include sensitivities to relevant risk factors, an assessment of overall VAR and the VAR contribution of every position, a range of historical and customised stress tests and back testing in order to validate risk figures.

Independent risk monitoring is carried out by the Risk and Performance team. The team uses RiskManager®, an application developed by the RiskMetrics Group™. RiskManager models every instrument as a function of underlying risk factors, i.e. interest rates, credit spreads, FX rates, equity prices and (implied) volatilities.

Corporate Risk Management

BlueBay has a number of processes and systems in place to ensure effective risk management across the organisation.

Portfolio managers review planned purchases and sales of securities to ensure that these are in accordance with the investment guidelines and restrictions of the funds managed by BlueBay. Traders then execute the

trades in compliance with the FSA Rules on Dealing and Managing, which are designed to ensure fair treatment of clients. Trading in accordance with these rules means that orders are allocated to clients prior to execution, and executed trades are allocated to clients *pro rata* according to the original order size. All client accounts are managed on a like-for-like basis ensuring fair and equal treatment across the client base.

Additionally BlueBay employees are not permitted to trade in securities in which clients are trading, to minimise the risk of conflict of interest between employee and client interests.

Liquidity Risk Management

Funding liquidity risk is managed by monitoring the amount of available cash held in each fund on a daily basis and targeting an amount that is deemed to be sufficient to cover potential redemptions under stressed market conditions without being forced to liquidate assets.

Counterparty Credit Risk Management

BlueBay funds only enter into OTC derivatives transaction with highly rated institutions with which they have signed ISDA Master Agreements. Each counterparty has been approved by BlueBay's Chief Investment Officer and the Compliance Officer and each new counterparty requires the approval of both the Chief Investment Officer and Compliance Officer before a trade with that counterparty may be executed. BlueBay periodically assesses concentrations of credit risk with particular counterparties, by taking into account current exposures and potential future exposures due to changes in market rates.

Compliance

The compliance function is a stand-alone unit headed by the Compliance Officer, who reports directly to the Chief Financial Officer. In addition to maintaining the investment restrictions for each mandate in the Portfolio Management System, the unit performs a monitoring role focusing on procedures and controls in place to ensure compliance with applicable legal and regulatory standards.

Regulatory requirements and compliance arrangements designed to promote compliance with regulations are set out in BlueBay's Compliance Manual. The Compliance Manual incorporates the code of ethics which includes policies on personal account dealing, gifts and entertainment, late trading, market timing and insider trading policies. All staff are required to sign an undertaking that they are familiar with and will comply with the Compliance Manual.

The key responsibilities of the Compliance Team are:

- Ensuring that business is conducted in accordance with FSA and other applicable regulations;
- Ensuring that investment mandates are managed in accordance with applicable regulations and mandate restrictions;
- Reviewing and monitoring changes in regulations and laws and ensuring communication of relevant changes to the business units;
- Providing training sessions on regulatory requirements;
- Assisting in the resolution of rule breaches and client complaints and following up to ensure that controls are amended to prevent recurrence; and
- Serving as the primary contact with external regulators.

Personal Account Trading

All staff are required to obtain prior approval for trades for their personal accounts. Permission to trade will not be given if there are open orders for clients or if the security is held in client accounts. This policy has been amended as required to correspond to SEC standards as part of BlueBay's proposed expansion into the US.

Anti-money laundering procedures

BlueBay follows anti-money laundering procedures in place to ensure its obligations are met, both in verifying client identity at the outset of a business relationship and ensuring that suspicious transactions are identified and reported. BlueBay's Compliance Officer is also its Money Laundering Reporting Officer and gives its staff regular training in anti-money laundering procedures and regulations.

Loan trading and inside information

BlueBay frequently trades in loans in some of its funds, either on a sub-participation or assignment basis. As part of the negotiations in trading in such loans, BlueBay often receives inside information in relation to certain debtors. BlueBay maintains a restricted trading list which is maintained by the Compliance Department on the Portfolio Management System. When BlueBay signs a confidentiality agreement in order to gain access to private information in the context of its loan trading activities, the group of companies to which the potential debtor belongs is placed on the restricted trading list which prevents any future trading in securities issued by a member of that group. A company or a group is only removed from the restricted trading list when the Compliance Officer is satisfied that BlueBay is no longer in possession of material inside information and a letter has been by sent by BlueBay to the party with which it signed the confidentiality agreement, requesting that no further confidential information is sent.

Insurance

BlueBay has policies for Professional Indemnity Insurance, Directors' and Officers' Liability, a Commmercial Combined Arrangement covering material damage, theft, employer's liability, public liability, terrorism and other risks and Travel Insurance. Since first put in place in 2002, BlueBay has made no claims under any of these insurance policies. Each of the five funds with insurable boards of directors and officers also has a D&O policy covering all entities in the five fund groups. These policies are discrete so that a claim on any one of them will not affect any of the others.

Regulatory Status

BlueBay is regulated by the Financial Services Authority (FSA) in the United Kingdom. BlueBay is registered as an Investment Adviser with the SEC in the United States and with the Financial Services Agency in Japan.

BlueBay has not since formation received any visits or correspondence regarding actual or potential investigations of BlueBay or any of its subsidiaries or funds from any regulatory authority. In August 2006 BlueBay was informed by the FSA that, as part of the FSA's general monitoring of the asset management industry, BlueBay would be assigned an FSA supervision team which will visit BlueBay at a future date. For further background, to the main relevant regulatory regimes, please see Part XIV – "Regulation".

9. Infrastructure

Operations

Overview

All operations are carried out in-house by a team of 24, with the head of the team reporting directly to the Chief Operating Officer. The team is responsible for the successful settlement of all trading activity at BlueBay as well as portfolio administrative functions associated with cash management, instrument data management, hedging and payments.

Trade Support

The trade support team is primarily responsible for supporting the execution team and for the confirmation of trades. The team ensures the accurate and timely processing and execution of trades and that settlement instructions are sent to prime brokers and custodians for good value. In addition, the team is responsible for any trade queries which arise, as well as aiding resolution should trade fails occur. Documentation processing and new client relationship take-on is also managed by the Trade Support team. For the purposes of loans, the trade support team is also responsible for supporting the settlement of loan trades and the day to day ongoing servicing of loan positions across all funds.

Portfolio Administration and Data Management

The portfolio administration team within operations is primarily responsible for ensuring the accuracy of both stock and cash positions of portfolios on a daily basis, while also servicing the requirements of the front office and meeting the requirements of external third parties. The team is also responsible for effecting corporate actions, coupon claims, collateral management and facilitating instrument level FX hedging.

A data management group within the portfolio administration team is responsible for a variety of functions associated with data maintenance in BlueBay's systems. These activities include the provision of market data on assets and benchmarks, creating new asset profiles within our systems, and creating new fund set ups within the Company. This data is utilised throughout BlueBay's systems, to support front office needs, client reporting, valuations and performance measurement.

Information Technology

The development of BlueBay's IT systems has been core to its strategy of establishing a scalable institutional infrastructure. In designing its IT systems and organisation BlueBay has focused on creating a modular system supported by a core team of 15 full-time IT professionals, with larger project implementations outsourced to third party suppliers.

IT Systems

BlueBay's core system for order origination, trade management, execution and compliance monitoring is provided by the Charles River System. The core accounting system is InvestOne (a SunGard system), which is used for all BlueBay funds and serves as the data source for risk reports and end of day profit and loss accounts. The systems are linked via messaging layer, which interfaces between all systems.

IT Organisation

BlueBay's IT staff report to the Chief Operating Officer. The team is split into three divisions: Infrastructure (responsible for networks, hardware, systems, archiving, data recovery and back-up), Tactical Development & Trade Support (responsible for the Charles River systems and any bespoke IT programming) and the Core Development Team (responsible for systems implementation and software engineering projects).

Disaster Recovery Procedures

BlueBay operates a robust disaster recovery platform that is tested at least once a year. In the event of a local disaster, or failure to gain access to BlueBay's current location, SunGard availability services are contracted to provide workspace for BlueBay's use. BlueBay currently has several methods of server recovery in place which vary depending on the urgency and technology. This includes a high availability concept which hosts replicated services for core servers and trade systems. Back-up servers for BlueBay's file server, email and core trading systems are resident at the high availability site.

BlueBay has uninterruptible power sources at its head office for all desktops, servers and communications equipment.

Backup and Archiving Solutions

BlueBay performs overnight tape backups at all sites globally to provide incremental backups of its entire server population (which includes 30 servers in London). Tapes are stored offsite and circulated through a four week cycle. Monthly tapes are stored permanently.

Finance

BlueBay has established a finance function comprising 11 full-time finance professionals split into two principal teams. The corporate accounting team is responsible for management and financial reporting, treasury management and tax reporting. The fund accounting team is responsible for maintaining full mirror accounting records of all funds and segregated accounts on BlueBay's investment accounting system, InvestOne. It is responsible for reconciling these records and the resulting NAVs with third party administrators and for coordinating the preparation and external audit of the annual financial statements of each of the fund vehicles. Finally, the fund accounting team is responsible for preparing monthly client reports for segregated account clients. The finance function is managed by the financial controller who reports directly to the Chief Financial Officer.

Product Development

BlueBay has established a product development team which is responsible for the initial inception and ongoing maintenance of its long/short and long-only funds. It is responsible for preparing all initial and amended offering materials for these funds in conjunction with other internal departments and external counsel. The flagship long-only funds are established in a Luxembourg UCITS umbrella fund. This may be marketed throughout the EU, subject to registration with the local regulators and in various jurisdictions outside the EU subject to approval by the local regulators. BlueBay's product development team is responsible for maintaining these registrations and approvals. The product development manager reports directly to the Chief Financial Officer.

10. Human Resources

BlueBay currently has 140 employees, comprising 50 investment professionals, 26 distribution staff and 64 infrastructure staff. Its senior portfolio managers have established track records, with an average of 14 years' investment experience. The regional distribution of BlueBay's employees is as follows: 131 in the UK, six in the US and three in Japan. BlueBay's firm-wide staff turnover has averaged less than 10 per cent. per annum since inception, with an average turnover of investment staff of less than seven per cent. per annum since inception.

BlueBay maintains a combined cash and equity-based compensation culture as part of its policies of retaining key investment staff and aligning employees' interests with those of BlueBay investors. The equity ownership and option schemes maintained by BlueBay are described in more detail in the Additional Information section of this prospectus. Under these arrangements, approximately 60 per cent. of BlueBay staff hold interests in equity or options over equity in the Company. Furthermore BlueBay implemented a deferred bonus arrangement in 2006 whereby certain compensation awards were made on condition of investment in certain of the funds managed by BlueBay, to be released to relevant employees on a deferred basis. In the future BlueBay intends to expand this policy to all employees receiving a certain minimum annual remuneration and, in due course, to extend its stock ownership policy to all its permanent staff.

The Company operates a voluntary stakeholder (defined contribution) pension scheme, to which a small number of employees contribute directly. BlueBay makes no contributions to the scheme.

11. Competition

BlueBay competes with the asset management businesses of a number of large international financial institutions and established local and regional competitors based in Europe, Asia and the US and operating in global fixed income credit markets. BlueBay competes with such entities in attracting and retaining both investors and investment staff. The market for experienced staff in the fixed income credit markets is particularly competitive. For further details, see "Risk Factors – Risk Relating to the Business – BlueBay is dependent on the continued services of its senior management team and key portfolio management personnel for growth and success of the business. The loss of key personnel could have a material adverse effect on BlueBay's business, results of operations or financial condition" and "Risk Factors – Risks Relating to the Industry – BlueBay operates in a highly competitive industry. If BlueBay is unable to compete effectively with its competitors, its business, financial condition or results of operations could be materially adversely affected."

PART VIII

Reasons for the Offer and Use of Proceeds

It has been part of BlueBay's strategy since inception to seek a stock market listing at an appropriate stage in its development. The Directors believe that Admission will enhance BlueBay's profile with existing and potential clients. In addition, the Directors believe that obtaining a stock market quotation for BlueBay will strengthen its ability to attract and retain the best investment talent. The Offer will also provide an opportunity for the Institutional Shareholders to realise a part or all of their investment in BlueBay.

No new Ordinary Shares will be issued under the Offer. BlueBay will not receive any of the proceeds from the Offer. All proceeds, net of deductions, will be for the benefit of the Selling Shareholders.

PART IX

Directors

1. Directors and Proposed Directors

Hans-Jörg Rudloff, aged 65, Non-Executive Chairman

Hans-Jörg Rudloff was appointed Chairman of BlueBay on 3 July 2001. Hans-Jörg is also Chairman of the Executive Committee of Barclays Capital. He is also Vice Chairman of Novartis, is a Board member of Thyssen-Bornemiza Group and Rosneft OJSC, sits on the Advisory Board of Landeskreditbank Baden-Württemberg and is a member of the Beirat of Energie Baden Württemberg.

Terence Eccles, aged 60, Non-Executive, Senior Independent Director

Terence Eccles has been appointed Non-Executive Senior Independent Director of BlueBay with effect from Admission. He is currently Vice Chairman of JPMorgan Cazenove, having previously been Vice Chairman of Investment Banking at JPMorgan Chase, following the merger between Chase Manhattan and J.P. Morgan. He started his career at J.P. Morgan in 1970 and has worked in Morgan's London, New York and Hong Kong offices. During his career, he has advised on numerous transactions, specialising in the European financial services industry.

Tom Cross Brown, aged 58, Non-Executive, Independent Director

Tom Cross Brown has been appointed Non-Executive Director of BlueBay with effect from Admission. Until 2003, he was Chief Executive Officer of ABN AMRO Asset Management and prior to joining ABN AMRO Asset Management in 1997, he was Chief Executive Officer of Lazard Brothers Asset Management. He is currently non-executive Chairman of Pearl Assurance plc, Nationwide Provident Life Limited, NPI Limited and London Life Limited. He is also a non-executive director of Pearl Group Limited, a non-executive director of Artemis Alpha Trust plc, a director of P.A.T. Pensions Limited and a non-executive director of Just Retirement (Holdings) Plc.

Hugh Willis, aged 46, Chief Executive Officer

Hugh Willis is one of the co-founders of BlueBay and has been a Director and Chief Executive Officer of BlueBay since inception. He spent eight years at JP Morgan, latterly as Co-Head of its European Credit Arbitrage Group. He has subsequently held senior positions within the Global Credit Arbitrage Group of Kleinwort Benson and the Fixed Income Management Groups of both Banca della Svizzera Italiana (BSI) and Daiwa Securities Trust and Banking (DSTB), London. Hugh holds a degree in History from Cambridge University.

Mark Poole, aged 45, Chief Investment Officer

Mark Poole is one of the co-founders of BlueBay and has been a Director and Chief Investment Officer of BlueBay since inception. He spent several years at Credit Suisse First Boston and JP Morgan, latterly as Co-Head of its European Credit Arbitrage Group. He has subsequently held senior positions within the Global Credit Arbitrage Group of Kleinwort Benson and the Fixed Income Management Groups of both BSI and DSTB. Mark holds a degree in Law and Politics from the University of Southampton.

Nick Williams, aged 50, Chief Financial Officer

Nick Williams was appointed Chief Financial Officer of BlueBay in October 2001. Prior to this he spent fifteen years at Goldman Sachs, latterly as Chief Financial Officer of Goldman Sachs Asset Management (Europe). He previously served as Chief Financial Officer and was a member of the management committee of Goldman Sachs & Co Bank, Zurich. He qualified as a chartered accountant with Ernst & Young. Nick has an undergraduate and a graduate degree in Economics from the Université Libre de Bruxelles.

Alex Khein, aged 37, Chief Operating Officer

Alex Khein is Chief Operating Officer of BlueBay with responsibility for Operations, IT, Risk and Performance, Treasury and Structured Products. He joined BlueBay in June 2004 as Head of Structured Products before taking up the role of Chief Operating Officer in October 2005. Previously he spent seven

years at Morgan Stanley where he was an Executive Director within the Securitized Products Group. Alex holds a PhD in Physics from Cornell University.

2. Corporate Governance

Following Admission, the Board intends to comply with the requirements of the Combined Code, other than as set out below. The Combined Code recommends that the board of directors of a UK public Company should include a balance of executive and non-executive directors, such that no individual or small group of individuals can dominate the board's decision taking. The Combined Code further recommends that at least half the Board, excluding the Chairman, should comprise non-executive directors determined by the Board to be independent, and that one non-executive director should be nominated as the senior independent director.

On Admission BlueBay will have seven directors, comprising four executive directors and three non-executive directors. The three non-executive directors are considered by the Board to be independent for the purposes of the Combined Code. Terence Eccles will be nominated BlueBay's senior independent director on Admission. The Directors are aware that the composition of the Board will not be in compliance with the Combined Code's recommendations on board composition following Admission. However, they consider that the composition of the Board will be appropriate, having regard to the size, nature and stage of development of the Company and to the independence of character and integrity of all the Directors and the experience and skills which they will bring to their duties. Following Admission, the Directors intend to seek to address the composition of the Board and appoint a further non-executive director; however no one has yet been proposed as at the date of this document.

BlueBay's Management Committee, with responsibility for the day-to-day management of the Company, is made up of Hugh Willis, Mark Poole, Nick Williams and Alex Khein. The Board has also established an Audit Committee, a Remuneration Committee and a Nomination Committee with the following roles within the Group:

Audit Committee

The Audit Committee will consist of not less than three members, at least one of whom will have recent and relevant financial experience, and the quorum for meetings of the Audit Committee will be two members. Each of the members of the Audit Committee shall be independent Non-Executive Directors. Appointments will be for a period of up to three years, extendable by no more than two additional three-year periods, so long as members continue to be independent. The Audit Committee will meet as necessary and at least three times a year, including prior to the announcement of the results of the BlueBay Group when the external auditor will be in attendance. The Chairman of the Audit Committee will report to the Board on the Audit Committee's behalf after each meeting. While the Audit Committee has authority to investigate any areas of concern as to financial impropriety that arise and to obtain outside legal or other independent professional advice in connection therewith, its principal duties will include the following:

- to monitor the integrity of all financial statements made by the Company and any formal announcements relating to the Company's financial performance, reviewing significant financial reporting judgements contained in them;
- to review and challenge where necessary accounting policies, and practices, decisions requiring a major element of judgement, the clarity of disclosures, compliance with accounting standards, and compliance with Stock Exchange and other legal requirements;
- to review the Company's internal audit function and ensure it is adequately resourced;
- to consider the appointment, re-appointment and removal of the external auditor and to recommend the remuneration and terms of engagement of the external auditor;
- to assess the external auditor's independence and objectivity; and
- to review the engagement of the external auditor to ensure the provision of non-audit services by the external audit firm does not impair its independence or objectivity.

From Admission, the Audit Committee will consist of Hans-Jörg Rudloff, Terence Eccles and Tom Cross Brown.

Remuneration Committee

The Remuneration Committee will consist of not less than three members and the quorum for meetings of the Remuneration Committee will be two members. Each of the members of the Remuneration Committee must be independent Non-Executive Directors. The Remuneration Committee will meet at such times as may be necessary but will normally meet at least twice a year including at least once for the purpose of preparing and/or reviewing the directors' remuneration report.

The purpose of the Remuneration Committee is to ensure that the Company's Executive Directors and senior executives are properly incentivised and fairly rewarded for their individual contributions to the Company's overall performance having due regard to the interests of the Shareholders and to the financial and commercial health of the Company.

The principal duties of the Remuneration Committee will include the following:

- to agree with the Board a framework and broad policy for the remuneration of the Chairman, Chief Executive Officer and the Executive Directors of the Board and the senior management;
- to consult with the Chairman or Chief Executive Officer and to determine remuneration packages for the Chairman, each Executive Director including base salary, bonus, incentive payments, share options and pension arrangements;
- to agree with the Board the Company's policy on the duration of contracts with executive directors and notice periods and termination payments under such contracts;
- to advise on and determine all formulae for performance-related schemes operated by the Company, the methods for assessing whether performance conditions are met and the eligibility of executive directors for annual bonuses and benefits under long-term incentive schemes; and
- to ensure that provisions regarding disclosure of remuneration, including pensions, as set out in the Directors' Remuneration Report Regulations 2002 and the Combined Code, are fulfilled and make available the Remuneration Committee's terms of reference.

From Admission, the Remuneration Committee will consist of Hans-Jörg Rudloff, Terence Eccles and Tom Cross Brown.

Nomination Committee

The Nomination Committee will consist of not less than three members appointed by the Board. A majority of members of the Nomination Committee will be independent Non-Executive Directors. The quorum for meetings of the Nomination Committee must be two members. The Chairman of the Nomination Committee will be the Chairman of the Company or an independent Non-Executive Director, as appointed by the Board, but the Chairman of the Company will not chair the Nomination Committee when it is dealing with the appointment of a successor to the chairmanship of the Company.

The purpose of the Nomination Committee is to consider, and make recommendations to the Board concerning, the composition of the Board including proposed appointees to the Board, whether to fill any vacancies that may arise or to change the number of Board members.

The principal duties of the Nomination Committee will include the following:

- to review regularly the structure, size and composition of the Board (including the skills, knowledge and experience) and make recommendations to the Board with regard to any changes;
- to identify, nominate and recommend for the approval of the Board, appropriate candidates to fill Board vacancies as and when they arise;
- to evaluate the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment;
- to satisfy itself with regard to succession planning that processes and plans are in place with regard to both Board and senior management appointments;
- to review annually the time required to fulfil the role of Chairman, Senior Independent Director and each Non-Executive Director and use performance evaluation to assess whether the Non-Executive Director has devoted sufficient time to their duties;

- to recommend the re-election (or not) by shareholders of any Director under the retirement and re-election provisions in the Company's Articles of Association;
- to make a statement in the Annual Report about its activities and the process used for appointments and explain if external advice or open advertising has not been used;
- to make available its terms of reference upon request and display them on the Company's website; and
- to ensure that on appointment to the Board, Non-Executive Directors receive formal written terms of appointment.

From Admission, the Nomination Committee will consist of Hans-Jörg Rudloff, Terence Eccles and Tom Cross Brown.

Share Dealing Code

Following Admission, BlueBay will comply with a code of securities dealings in relation to the Ordinary Shares which is consistent with (or if not consistent with then no less stringent than) the Model Code published in the Listing Rules. The Share Dealing Code will apply to the Directors and relevant employees of the Group.

3. Directors' Interests in Ordinary Shares

The table below shows the interests of the Directors in the Ordinary Shares which would be notifiable to the Company under section 199 of the Act and in accordance with the New Articles (as summarised in Section 4 of Part XV – "Additional Information") as at 16 November 2006, being the latest practicable date prior to the publication of this document and as are expected to be so notifiable immediately following Admission:

Name	*No. of Ordinary Shares as at 16 November 2006*[(1)]	*Percentage of issued share capital as at 16 November 2006*[(1)]	*Expected No. of Ordinary Shares immediately following Admission*[(2)]	*Expected Percentage of issued share capital immediately following Admission*[(2)]
Directors				
Hugh Willis	3,248,000	19.15%	23,380,000	12.28%
Mark Poole	3,248,000	19.15%	23,380,000	12.28%
Alex Khein	600,000	3.54%	6,000,000	3.15%
Nick Williams	210,000	1.10%	3,000,000	1.58%
Hans-Jörg Rudloff[(3)]	—	—	416,667	0.22%
Tom Cross Brown	—	—	33,333	0.02%
Terence Eccles	—	—	16,000	0.01%

(1) Following a bonus issue of shares in connection with the Company's reregistration as a public limited company prior to the publication of this document (for further detail please see section 3.3 of Part XIV – "Additional Information"), but prior to any exercise of EMI Options or Unapproved Options.

(2) Assuming (a) the pre-Admission re-organisation of the Company's share capital having been completed (for further detail please see section 3.3 of Part XIV – "Additional Information"), (b) full exercise of the EMI Options and no exercise of Unapproved Options, (c) inclusion of any Ordinary Shares acquired under the Priority Offer and (d) each Management Selling Shareholder selling 5.25 per cent. of the Ordinary Shares respectively as part of the Offer.

(3) In addition to the above notifiable interests, Hans-Jörg Rudloff has an economic interest in 100,000 D Shares (which at Admission will be 1,000,000 Ordinary Shares following the capital reorganisation of the Company) (for further detail see section 20.2 of Part XV – "Additional Information" – of this Prospectus).

Unapproved Share Options[(1)]

Name	*Number of Ordinary Shares under option*
Hugh Willis	–
Mark Poole	–
Nick Williams	1,000,000
Alex Khein	–

(1) Please see section 5 of Part XV – "Additional Information" for further information on this non-HMRC approved scheme.

PART X

Selected Financial Information on BlueBay

The table below sets out BlueBay's summary financial information for the periods indicated. The data has been extracted without material adjustment from, and should be read in conjunction with, the Financial Information in Part XVI – "Financial Information on BlueBay" – which has been prepared in accordance with IFRS. As this is only a summary, investors are advised to read the whole of this document and not rely on the information summarised in this Part X.

Summary Consolidated Income Statement

	Year ended 30 June 2006 £000's	*Year ended 30 June 2005 £000's*	*Year ended 30 June 2004 £000's*
Revenue and other net operating income	76,993	39,979	13,632
Operating profit	30,287	15,388	1,258
Profit/(loss) on ordinary activities before tax	31,062	15,995	1,497
Tax on profit/(loss) on ordinary activities	(9,443)	(4,879)	633
Profit/(loss) on ordinary activities after tax	**21,619**	**11,116**	**2,130**

Selected Balance Sheet Items

	As at 30 June 2006 £000's	*As at 30 June 2005 £000's*	*As at 30 June 2004 £000's*
Non current assets	9,886	3,235	3,300
Current assets	56,591	28,206	13,122
Current liabilities	25,765	11,034	2,734
Net current assets	30,826	17,172	10,388
Shareholders' funds	**28,577**	**20,313**	**13,659**

PART XI

Operating and Financial Review

The following discussion and analysis of BlueBay's financial condition and results of operations should be read in conjunction with the Financial Information set out in Part XVI – "Financial Information on BlueBay" and the other financial information contained elsewhere in this document. BlueBay's consolidated financial information has been prepared in accordance with IFRS, which differ from US GAAP in certain significant respects.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. BlueBay's actual results could differ materially from those express or implied by such forward-looking statements as a result of various factors, including those discussed below and elsewhere in this document, particularly in Part VI – "Risk Factors" and in "Forward-Looking Statements" in Part II of this document.

1. Overview

BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe, with a total of US$8.0 billion of AuM as at 30 September 2006. BlueBay specialises in three major sub-asset classes of credit – investment grade corporate debt, high yield/distressed corporate debt and emerging markets debt. Within each sub-asset class, BlueBay offers three distinct product lines: long-only funds, long/short funds and structured products.

BlueBay derives almost all of its revenue from two sources of fees: (i) management fees, equal to a percentage of a fund's AuM, payable monthly or quarterly and calculated by reference to the average Net Asset Value of the fund during the period, and (ii) performance fees, which are based on a fund's returns. BlueBay has different management and performance fee structures for each of its three product lines so revenues vary with underlying AuM levels, underlying fund performance and the mix of long/short, long-only and structured products. BlueBay's business has been cash generative. BlueBay's operating expenses consist of compensation expense (a portion of which varies with fund performance) and non-compensation expense. BlueBay paid corporation tax in the UK at effective rates of 30 per cent. in the financial years ending 30 June 2005 and 2006.

From 30 June 2004 to 30 June 2006, BlueBay's AuM grew from US$1.0 billion to US$7.0 billion, with revenues and other operating net income growing from £13.6 million in the year ended 30 June 2004 to £77.0 million in the year ended 30 June 2006 and pre-tax profits growing from £1.5 million in the year ended 30 June 2004 to £31.1 million in the year ended 30 June 2006.

2. Material Factors Affecting Results of Operations and Financial Condition

BlueBay believes that the following factors have had and will continue to have a material effect on its results of operations and financial condition.

Volume of Assets under Management (AuM)

The table below shows the components of AuM growth in funds managed by BlueBay for the periods indicated:

	Year Ended 30 June		
	2006 (US$ millions)	*2005 (US$ millions)*	*2004 (US$ millions)*
Beginning of period AuM	3,022	1,030	362
Subscriptions	4,296	1,910	716
Redemptions	(778)	(148)	(98)
Net subscriptions	**3,518**	**1,761**	**618**
Market/fund performance	571	313	74
Net fees (management and performance)	(137)	(76)	(22)
Other income/(expense charged to funds)	(15)	(7)	(3)
Net fund performance	**418**	**231**	**49**
End of period AuM	6,959	3,022	1,030

BlueBay's AuM has grown significantly between 30 June 2004 and 30 June 2006. In analysing AuM growth, senior management focuses on net subscriptions and net fund performance. Net subscriptions indicate the success of the fund in attracting new investments. Net fund performance reflects the return provided to existing investors. Strong net fund performance attracts new investors. BlueBay's revenues were split fairly evenly between management fees and performance fees in the year ended 30 June 2006. Management fees are charged on an ad valorem basis and are therefore a function of the average volume of AuM. Where performance fees are charged, they are based either on the absolute performance of a fund or on its performance relative to a given benchmark. For a given level of performance, a higher volume of average AuM will generate higher performance fees.

Management fees on long/short funds are 2 per cent. of AuM per annum. Management fees on long-only funds and structured products are between 0.3 per cent. and 1.75 per cent. of AuM per annum, depending on the sub-asset class, the investment vehicle and the share class within the vehicle. Management fee rebates are offered to large fund investors on long-only products. In the long-only flagship funds, certain share classes are available to investors which offer a lower management fee and a performance fee. These are designed so that if BlueBay meets its performance objectives, the fee yield on both types of share class will be similar. BlueBay's management regularly reviews trailing yields to ensure that fee yields are being maintained. Blended average fee yields across long-only products achieved 74 bps on an annualised basis over six months to 30 June 2006. Structured products achieved a trailing blended average fee yield of 97 bps annualised over the same period.

In the year ended 30 June 2006, management fees represented £37.2 million, or 49 per cent. of BlueBay's total revenue. Of BlueBay's total management fees, £28.0 million, or 75 per cent., were derived from its long/short funds, £5.1 million, or 14 per cent., from its long-only funds and £4.0 million, or 11 per cent., from structured products. AuM trebled between 30 June 2004 and 30 June 2005 and then more than doubled between 30 June 2005 and 30 June 2006. Periods of rapid growth in AuM tend to understate BlueBay's current management fee potential, as its management fees are calculated on the basis of average AuM for the period rather than AuM as at the end of the period.

The overall amount and composition of BlueBay's AuM is influenced by a variety of factors, including:

- purchases and redemptions of BlueBay's investment products;
- the relative investment performance of BlueBay's investment products when compared to competing offerings and market indices;
- the ability to attract new clients and to introduce new investment products to new and existing clients;
- the introduction of new investment strategies and products;
- an established platform and investment track record;
- competitive conditions in the asset management and broader financial services sectors;
- fluctuations in the financial markets around the world that result in appreciation or depreciation of AuM; and
- investor sentiment and demand.

Long/Short Funds

Long/short funds comprise assets managed in BlueBay's three Cayman long/short fund structures. The table below shows the components of AuM growth in BlueBay's long/short funds for the periods stated:

	Year Ended 30 June		
	2006 (US$ millions)	2005 (US$ millions)	2004 (US$ millions)
Beginning of period AuM	**1,853**	**745**	**291**
Subscriptions	1,177	1,016	457
Redemptions	(499)	(68)	(39)
Net subscriptions	**678**	**948**	**418**
Market/fund performance	398	234	60
Net fees (management and performance)	(118)	(70)	(20)
Other income/(expense charged to funds)	(7)	(4)	(2)
Net fund performance	**273**	**159**	**37**
End of period AuM	**2,804**	**1,853**	**745**

Long-Only Funds

Long-only funds comprise assets managed in BlueBay's Luxembourg umbrella funds and assets managed in long-only segregated mandates.

The table below shows the components of AuM growth in BlueBay's long-only funds for the periods indicated:

	Year Ended 30 June		
	2006 (US$ millions)	2005 (US$ millions)	2004 (US$ millions)
Beginning of period AuM	705	108	71
Subscriptions	1,951	620	78
Redemptions	(179)	(44)	(55)
Net subscriptions	**1,771**	576	23
Market/fund performance	113	25	15
Net fees (management and performance)	(11)	(3)	(1)
Other income/(expense charged to funds)	(3)	(1)	(1)
Net fund performance	98	**21**	**13**
End of period AuM	**2,574**	705	**108**

Structured Products

Structured products comprise long-only fund derivatives and BlueBay's two structured funds: Hemisphere CDO and European Credit Opportunity fund.

The table below shows the components of AuM growth in BlueBay's structured products for the periods indicated:

	Year Ended 30 June		
	2006 (US$ millions)	2005 (US$ millions)	2004 (US$ millions)
Beginning of period AuM	465	176	0
Subscriptions	1,168	274	181
Redemptions	(99)	(36)	(4)
Net subscriptions	**1,069**	238	**177**
Market/fund performance	60	54	0
Net fees (management and performance)	(8)	(2)	(1)
Other income/(expense)	(5)	(1)	0
Net fund performance	**47**	50	(1)
End of period AuM	**1,581**	465	**176**

Investment Performance

Risk-adjusted investment performance is an important factor in attracting new investors and thereby increasing the volume of AuM. BlueBay's management believes that investment performance that is sustained over time is more likely to attract and retain investors. Good investment performance also generates higher performance fees in those products that include performance fees.

As well as attracting new investors, investment performance in our long/short funds can result in existing investors increasing their subscriptions in these funds as and when they are made available to them. BlueBay generally opens up a long/short fund to additional investors only when its portfolio management team is confident it can increase the AuM of the fund without impairing its investment performance.

For long-only funds, in particular, it is generally necessary to demonstrate investment performance over a substantial period of time to attract significant new investors. Many consultants to long-only funds require the funds to demonstrate three year track records.

For example, BlueBay's flagship long-only umbrella fund was established in Luxembourg in September 2002. As at 30 June 2004, it only had US$108 million of AuM despite a strong performance track record. During the next fiscal year to 30 June 2005, it passed through its two-year anniversary and net subscriptions during the period were over US$500 million. During the most recent fiscal year ending 30 June 2006, two of the sub-funds achieved their three-year track records and net subscriptions into these funds more than trebled, exceeding US$1.75 billion.

BlueBay's long-only funds are more scalable than its long/short funds. This is due to the presence of a benchmark, which acts as the reference portfolio, lower risk management requirements due to the absence of short positions and leverage and a more limited and constrained investment universe. BlueBay's management therefore expects growth in its long-only funds to continue to be bolstered as more of its long-only funds establish two to three year track records in the future.

Some structured products are similar in nature to the long-only funds, such as all of the fund derivatives and some that have long/short characteristics, such as the Credit Opportunity Fund. As for the previous two categories, investment performance is important for attracting and retaining investors in these structures. Structured Products also includes products that are long term buy and hold strategies, such as the Hemisphere CDO. These are closed-end structures where good investment performance should enhance BlueBay's ability to raise further AuM in the future through similar structures.

Over time, investment performance is influenced by a variety of factors, including:

- the quality of BlueBay's research;
- the quality and timing of BlueBay's investment decisions; and
- market appreciation or depreciation.

Good investment performance cannot be assured. In order to mitigate the effect of redemptions, a number of BlueBay's funds incorporate features designed to balance the conflicting interests of remaining and departing investors, including redemption penalties and the right to defer redemptions which exceed 10 per cent. of a fund's net asset value on any particular redemption day.

Performance Fees

The table below shows BlueBay's performance fees by product type for the periods indicated:

(in £ millions, except percentages)	*Year Ended 30 June*					
	2006		*2005*		*2004*	
	Fee	*% of Total Revenue*	*Fee*	*% of Total Revenue*	*Fee*	*% of Total Revenue*
Performance Fees						
Long/Short	37.9	49.9%	23.2	58.1%	6.7	50.0%
Long-Only	0.7	0.9%	0.3	0.9%	0.2	1.7%
Structured Products	0.2	0.3%	0.0	0.0%	0.0	0.0%
Total performance fees	38.8	51.1%	23.5	59.0%	6.9	51.7%
Total management fees	37.2	48.9%	16.3	41.0%	6.4	48.3%
Total revenue	76.0	100%	39.8	100%	13.3	100%

Performance fees are a significant element of BlueBay's revenue, accounting for 51 per cent. (or £38.8 million) of revenue in the year ended 30 June 2006. Performance fees generated from BlueBay's long/short funds contributed £37.9 million or 97.7 per cent. of the overall total performance fees in the year ended 30 June 2006. Long/short funds charge performance fees at a fixed rate of 20 per cent. of the absolute appreciation of the NAV per share during the calculation period (annual or semi-annual).

BlueBay's long/short fund performance fees are generally calculated every six months (December and June) and are paid to the fund manager one month in arrears of the calculation date. An exception is BlueBay's first long/short fund, the Global Credit Fund, where the performance fee is calculated annually (December). The timing of the Global Credit Fund performance fee creates a timing difference in the financial accounts where the performance fee in the accounts for fiscal year 2006 relates to its performance for the period 1 January 2005 to 31 December 2005.

BlueBay's flagship long-only umbrella funds offer certain share classes that charge a performance fee in conjunction with a reduced management fee in all four sub-funds. These performance fees are calculated at 20 per cent. of the excess return generated by the fund over its reference benchmark during the annual calculation period. Long-only segregated mandates may charge performance fees on a similar basis. BlueBay's structured funds also generate performance fees based on either absolute appreciation or appreciation in excess of a defined hurdle rate.

By their nature, performance fees represent a more volatile component of revenue than management fees. In the year ended 30 June 2004, performance fees represented 52 per cent. of total revenue. This percentage rose to 59 per cent. in the year ended 30 June 2005, before dropping to 51 per cent. of total revenue in the year ended 30 June 2006. Given the recent growth in AuM and the scalability of BlueBay's long-only funds and structured products which attract mainly management fees, the Directors expect that performance fees as a percentage of revenues will decline over time.

Mix of Products and Sub-Asset Classes

The mix of products managed and distributed by BlueBay has an impact on its financial performance. Each of the products has different characteristics in terms of revenues, research costs and support costs. In offering a mix of products across different asset classes, BlueBay has sought to minimise its reliance on the performance of one single fund or the performance or volatility of one single asset class.

Product Mix

Long/short funds generally generate higher fees per US Dollar of AuM than long-only or structured products. They are less regulated, have fewer investment restrictions and a wider range of permissible investments. They are also research intensive, which means the strategy capacity of these funds needs to be carefully managed. The strategy capacity of a fund is the extent to which BlueBay's management feels able to accept additional net subscriptions into that fund without impairing its ability to generate strong investment performance. Strong investment performance is the result of a steady stream of investment ideas, generated by credit research. In less liquid markets, investment ideas may not be scalable and therefore additional funds require additional research in order to be invested effectively.

The ongoing infrastructure support costs of long/short funds tend to be higher, due to the broader range and complexity of investment products held in them. As a result, the higher level of fees per US Dollar of AuM are partly offset by higher costs per US Dollar of AuM, as compared to long-only or fund derivatives.

Long-only funds and long-only fund derivatives (included in structured products) have lower fees per US Dollar of AuM than long/short funds. They are more highly regulated than long-short funds, which leads to more extensive investment restrictions and a narrower set of permissible investments. All are managed against a set of pre-determined benchmarks and are therefore less research intensive than long/short funds. Each long-only fund and its associated fund derivatives have a set of identical investment objectives and guidelines, which means that these funds can be managed as clones of one another. Although the initial infrastructure support costs of these funds are high, ongoing support costs are low relative to the costs of the long/short funds. As a result, BlueBay's management believes that the long-only fund platform is highly scalable, and that the lower costs per US Dollar of AuM partly offset lower fee levels, particularly as AuM levels grow.

At the end of June 2006, BlueBay managed two structured funds with different fee arrangements. Both of these structured funds were designed to take advantage of the existing research and infrastructure in place at BlueBay, resulting in limited incremental costs.

The table below shows BlueBay's total AuM by product as at the dates indicated.

(in US$ millions, except percentages)	*As at 30 June*					
	2006		*2005*		*2004*	
	AuM	*% of total AuM*	*AuM*	*% of total AuM*	*AuM*	*% of total AuM*
Long/short	2,804	40.3%	1,853	61.3%	745	72.4%
Long-only	2,574	37.0%	705	23.3%	108	10.5%
Structured products	1,581	22.7%	465	15.4%	176	17.1%

Over this period, the mix of assets has changed significantly, with long-only and structured products increasing from 27.5 per cent. of total assets as at 30 June 2004 to nearly 60 per cent. as at 30 June 2006.

As the mix in AuM evolves, the redemption profile and "stickiness" of the assets being managed also changes. All the long/short funds have early redemption penalties as well as the ability to defer quarterly redemptions that exceed 10 per cent. of the net asset value of a fund. All the structured products are either term products (the Hemisphere CDO) or are subject to sliding early redemption penalties. In common with most other UCITS funds, BlueBay's long only funds carry no redemption penalties or restrictions. At June 30, 2006, BlueBay managed five long-only segregated accounts representing 30 per cent. of the long-only AuM at that date. All of these accounts allow for rapid termination of BlueBay's investment management agreement, although in practice this type of mandate tends to be awarded for a minimum period of three years, after which it is subject to review.

The table below shows BlueBay's revenue by product for the periods indicated:

(in £ millions, except percentages)	*Year Ended 30 June*					
	2006		*2005*		*2004*	
	Revenue	*% of Revenue*	*Revenue*	*% of Revenue*	*Revenue*	*% of Revenue*
Long/short	65.9	86.7%	37.1	93.3%	12.4	93.2%
Long-only	5.8	7.6%	1.2	3.1%	0.6	4.6%
Structured products	4.3	5.7%	1.4	3.6%	0.3	2.2%

The shift in the mix of revenue over this period has been less significant than the growth of AuM, with the share represented by the long-only funds and structured products increasing from 6.8 per cent. of total revenue in the year ended 30 June 2004 to 13.3 per cent. in the year ended 30 June 2006. This is due primarily to lower management fees and most of the share classes of the long-only funds not being subject to a performance fee. The Directors expect the proportion of total revenue derived from long-only funds and structured products to increase over time, due partly to the lag effect of management fees as a result of the growth in AuM.

Sub-asset class mix

The mix of sub-asset classes managed by BlueBay has an impact on its financial performance. As described above, the management and performance fee structure is identical across all three long/short funds, regardless of the sub-asset class of the fund. However, for BlueBay's long-only funds and structured products, management fees and performance fees tend to be lower on investment grade funds, higher on emerging markets funds and the highest on high yield funds, reflecting in part the relative research and support costs of each sub-asset class.

The table below shows BlueBay's total AuM by sub-asset class as at the periods indicated. Although the assets in all sub-asset classes have grown significantly, the growth has been particularly strong in high yield across all products.

(in US$ millions, except percentages)	*Year Ended 30 June*					
	2006		*2005*		*2004*	
	AuM	*% of total AuM*	*AuM*	*% of total AuM*	*AuM*	*% of total AuM*
Investment Grade	856	12.3%	539	17.8%	344	33.4%
Emerging Market	2,738	39.3%	1,253	41.5%	387	37.6%
High Yield	3,365	48.4%	1,230	40.7%	298	29.0%

The table below shows BlueBay revenue by sub-asset class for the periods indicated:

(in £ millions, except percentages)	*Year Ended 30 June*					
	2006		*2005*		*2004*	
	Revenue	*% of total Revenue*	*Revenue*	*% of total Revenue*	*Revenue*	*% of total Revenue*
Investment Grade	9.6	12.7%	7.1	17.8%	6.8	51.1%
Emerging Market	20.7	27.3%	16.7	42.0%	3.6	27.0%
High Yield	45.6	60.0%	16.0	40.2%	2.9	21.9%

The shift in the mix of revenue by sub-asset class over the three-year period ending 30 June 2006 has been proportionately greater than the change in AuM by sub-asset class. This is due principally to differences in investment performance and investor demand. A different sub-asset class has been the top revenue generator in each of the three years, starting with investment grade funds in the year ended 30 June 2004, followed by emerging markets funds in the year ended 30 June 2005 and the high yield funds for the year ended 30 June 2006.

Exchange Rate Exposure

BlueBay uses Pounds Sterling as its reporting currency in its financial statements. BlueBay's costs are incurred predominantly in Pounds Sterling, whereas a high proportion of its revenues are generated in other currencies, including US Dollar, Euros and Yen. Revenues are translated into Pounds Sterling at the applicable spot exchange rate for inclusion into BlueBay's consolidated financial statements. As a result, BlueBay's profitability is affected by exchange rate fluctuations among these currencies.

The exposure to exchange rate fluctuations on performance revenues is mitigated through the operation of performance-related bonus schemes, where the bonus payments are directly linked to performance fees generated. In addition, BlueBay has from time to time sought to mitigate part of its Euro and US Dollar exposure through the use of forward foreign exchange contracts. When undertaken, these hedges are only designed to cover the foreseeable portion of BlueBay's foreign denominated fee revenues.

As at 30 June 2006, the notional principal amounts of BlueBay's outstanding forward foreign exchange contracts were £7.9 million. For the year ending 30 June 2006, BlueBay reported a foreign exchange translation loss of £1.3 million as compared to a gain of £0.4 million in the year ended 30 June 2005.

BlueBay's exposure to the Euro and the US Dollar has increased in recent years and is expected to increase further in the future with the anticipated continuing growth in AuM and expansion into new geographic markets. Generally, a decline in the Euro or the US Dollar against the Pound Sterling has an adverse effect on BlueBay's results of operations.

Personnel Expenses

The largest portion of BlueBay's administrative expenses relates to salary and bonus payments, including a significant element of variable compensation.

Of the total administrative expenses of £45.9 million for the year ended 30 June 2006, £8.2 million, or 18 per cent., related to salaries and £26.9 million, or 59 per cent., related to bonus remuneration. Of this bonus remuneration, £18.4 million, or 68.4 per cent., arose from performance-related bonus schemes that are linked directly to the performance of BlueBay's funds. The remaining £8.5 million, or 31.6 per cent. of the bonus remuneration for the year ended 30 June 2006 represents discretionary bonuses.

BlueBay's compensation cycle operates on a calendar year basis. Salaries are reviewed at the end of December each year and any adjustments take effect on January 1st of the following year. All bonus payments (including any investments in BlueBay's funds made via deferred compensation schemes) for a given calendar year are made at or around 31 January of the following year. The bonus expense for a given fiscal year is therefore the sum of the bonus payments made in the January of that fiscal year and the bonuses accrued at the end of the fiscal year, less the bonuses that had been accrued at the end of the previous year.

As explained below under "Critical Accounting Policies – Fee Recognition", performance fees are only recognised when they become contractually due. Since the Global Credit Fund performance fee is only calculated in December of each year, the financial statements for a fiscal year only include the performance fee in respect of the Global Credit Fund paid in that fiscal year (including in respect of performance achieved during 1 January and 30 June of the preceding fiscal year) and do not include any accruals in respect of performance achieved between 1 January and 30 June of that fiscal year. The portion of the product bonus that relates to this fund is also adjusted to reflect the proportion of performance fee actually paid out in the fiscal year.

The table below shows BlueBay's personnel expenses for the periods indicated:

	Year Ended 30 June		
(in £ millions, except percentages)	*2006*	*2005*	*2004*
Salaries	8.2	5.5	3.7
Performance-related bonuses	18.4	11.6	4.1
Discretionary bonuses	8.5	2.3	0.9
Total personnel related expenses	**35.1**	**19.4**	**8.7**
Total personnel related expenses as a percentage of total revenue	**46.2%**	**48.7%**	**65.4%**

BlueBay introduced a deferred compensation scheme during the year ended 30 June 2006, which was applied to bonuses earned in the period 1 January 2005 to 31 December 2005. Under the terms of this scheme, certain key investment professionals received a proportion of their bonus payments in the form of investments in BlueBay's funds. The employees gain full beneficial entitlement to these investments over a three-year vesting period ending in January 2009. The charge to the income statement in relation to this deferred compensation scheme is released to staff costs under product bonuses over the term of the scheme to the end of the vesting period. The first charge to the income statement of £1.4 million (representing 38.9 per cent. of the initial investment plus market appreciation) was made in the year ended 30 June 2006.

BlueBay's management intends to continue to operate this deferred compensation scheme in the future and to apply it to a broader group of key employees.

3. Results of Operations

The following discussion and analysis of BlueBay's results of operations and financial condition is based on BlueBay's historical results.

The table below shows BlueBay's consolidated income statement for the periods indicated:

	Year Ended 30 June		
	2006 (£ millions)	2005 (£ millions)	2004 (£ millions)
Revenue	76.0	39.8	13.3
Other operating income	1.0	0.6	0.3
Other operating expenses	–	(0.4)	–
Administrative expenses	(45.9)	(23.6)	(11.7)
Depreciation and amortisation	(0.8)	(1.0)	(0.7)
Operating profit	**30.3**	**15.4**	**1.3**
Net finance income	0.8	0.6	0.2
Profit on ordinary activities before taxation	**31.1**	**16.0**	**1.5**
Taxation	(9.5)	(4.9)	0.6
Profit for the financial year	**21.6**	**11.1**	**2.1**
Dividends paid in the period	13.8	4.5	–

	Year Ended 30 June		
	2006 (US$ millions)	2005 (US$ millions)	2004 (US$ millions)
Assets under Management	**6,959**	**3,022**	**1,030**

Assets under Management

AuM increased by US$3.9 billion to US$7.0 billion as at 30 June 2006 compared to US$3.0 billion as at 30 June 2005, primarily as a result of the following factors:

- A general increase in investor demand, partially attributable to three years of continuous strong investment performance by BlueBay. This led to net subscriptions of US$3.5 billion during the year ended 30 June 2006, accounting for 89 per cent. of the growth in AuM over the period. This growth was particularly strong in BlueBay's long-only funds, where a proven track record is of particular importance; and
- The successful introduction of new products (such as the Credit Opportunity Fund and the Portable Alpha funds) and new sub-asset classes (such as the addition of Emerging Market Local Currency Debt as a distinct strategy of the Emerging Market Debt team). These additions have expanded the range and diversity of products offered to investors.

AuM increased by US$2.0 billion to US$3.0 billion as at 30 June 2005 compared to US$1.0 billion as at 30 June 2004, primarily due to an increase of US$1.1 billion in long/short AuM, an increase of US$600 million long-only AuM and an increase of US$290 million in structured products' AuM.

In addition, investment in infrastructure during the early stages of growth has enabled BlueBay to absorb successfully the operational implications of continuing AuM growth over this three-year period.

The table below shows the components of AuM growth in funds managed by BlueBay for the periods indicated:

	As at 30 June		
	2006 (US$ millions)	2005 (US$ millions)	2004 (US$ millions)
Beginning of period AuM	3,022	1,030	362
Subscriptions	4,296	1,910	716
Redemptions	(778)	(148)	(98)
Net subscriptions	3,518	1,761	618
Market/fund performance	571	313	74
Net Fees (management and performance)	(137)	(76)	(22)
Other Income (expense charged to funds)	(15)	(7)	(3)
Net fund performance	418	231	49
End of period AuM	6,959	3,022	1,030

The table below shows AuM by product as at the dates indicated:

	As at 30 June		
	2006 (US$ millions)	2005 (US$ millions)	2004 (US$ millions)
Long/Short Funds	2,804	1,853	745
Long-only Funds	2,574	705	108
Structured Products	1,581	465	176
Total AuM	6,959	3,022	1,030

The table below shows AuM, by sub-asset class as at the dates indicated:

	As at 30 June		
	2006 (US$ millions)	2005 (US$ millions)	2004 (US$ millions)
Investment Grade Corporate Debt	856	539	344
Emerging Market Debt	2,738	1,253	387
High Yield Corporate Debt	3,365	1,230	298
Total AuM	6,959	3,022	1,030

Revenue

BlueBay's revenue is composed of management fees and performance fees, which vary by fund and by share class.

Revenue is recorded net of expense cap reimbursements (which are charges taken when administrative expenses within funds exceed agreed maximum levels) and net of rebate payments to significant long-only investors (which are contractually-agreed fee discounts set according to the level of AuM). These revenue deductions were £1.3 million, or 1.7 per cent., of total revenue for the year ended 30 June 2006, compared to £0.3 million, or 0.7 per cent., for the year ended 30 June 2005 and £0.1 million, or 0.5 per cent., for the year ended 30 June 2004.

The table below shows a breakdown of BlueBay's total revenue for the periods indicated:

	Year Ended 30 June		
	2006 (£ millions)	2005 (£ millions)	2004 (£ millions)
Performance fees	38.8	23.5	6.9
Management fees	37.2	16.3	6.4
Total revenue	76.0	39.8	13.3

Revenue increased by £36.2 million, or 91 per cent., to £76.0 million in the year ended 30 June 2006 compared with 39.8 million in the year ended 30 June 2005. The majority of this increase was related to growth in BlueBay's management fees, which rose by £20.9 million, or 128 per cent., in the year ended 30 June 2006 compared to the same period in 2005. The increase is attributable to the increase in AuM over the period. Performance fees attributable to certain funds and certain asset classes rose by £15.3 million, or 65 per cent., in the year ended 30 June 2006 compared to the previous year. The Emerging Market long/short fund generated the largest proportion of performance fees in the year ended 30 June 2005, accounting for £10.6 million in performance fees, or 45 per cent. of total performance revenue. The high yield long/short fund was the largest contributor to performance fees in the year ended 30 June 2006, generating £28.0 million in performance fees, or 72 per cent. of total performance fee revenue. Overall, long/short funds generated approximately 86.7 per cent. of our total revenue in the year ended 30 June 2006, compared with 93.3 per cent. in the year ended 30 June 2005.

Revenue increased by £26.5 million, or 200 per cent., to £39.8 million in the year ended 30 June 2005 compared to £13.3 million in the year ended 30 June 2004. The increase is primarily due to the growth in the long/short funds AuM, in particular emerging markets and high yield, with long/short performance fees increasing by £16.5 million and long/short management fees increasing by £8.2 million.

The table below shows BlueBay's total revenue for long/short funds for the periods indicated:

	Year Ended 30 June		
	2006 (£ millions)	*2005 (£ millions)*	*2004 (£ millions)*
Long/short performance fees	37.9	23.2	6.6
Long/short management fees	28.0	13.9	5.8
Total revenue from long/short funds	**65.9**	**37.1**	**12.4**

Revenue for BlueBay's long/short funds increased by £28.8 million, or 78 per cent., to £65.9 million in the year ended 30 June 2006 compared to £37.1 million in the year ended 30 June 2005. This increase was due primarily to the high yield asset class for which there was steady demand, resulting in increased management fees of 101 per cent. for the long/short funds.

Revenue for BlueBay's long/short funds increased by £24.7 million, or 199 per cent., to £37.1 million in the year ended 30 June 2005 compared to £12.4 million in the year ended 30 June 2004. This increase was due primarily to performance fees, which rose by £16.6 million. BlueBay also experienced strong AuM growth in its Emerging Market Total Return Fund.

The table below shows BlueBay's total revenue for long-only funds for the periods indicated:

	Year Ended 30 June		
	2006 (£ millions)	*2005 (£ millions)*	*2004 (£ millions)*
Long-only performance fees	0.7	0.3	0.2
Long-only management fees	5.1	0.9	0.4
Total revenue from long-only funds	**5.8**	**1.2**	**0.6**

Revenue for BlueBay's long-only funds increased by £4.6 million to £5.8 million in the year ended 30 June 2006 compared to £1.2 million in the year ended 30 June 2005. This increase was due primarily to an increase in management fees of £4.2 million, of which £2.1 million relates to the emerging market and £1.8 million relates to high yield. The increase is directly attributable to the growth in AuM of these funds.

Revenue for BlueBay's long-only funds increased by £0.6 million from £0.6 million in the year ended 30 June 2004 compared to £1.2 million in the year ended 30 June 2005. This increase was due primarily to an increase in management fees, which was directly attributable to growth in AuM.

The table below shows BlueBay's total revenue for structured products for the periods indicated:

	Year Ended 30 June		
	2006 (£ millions)	2005 (£ millions)	2004 (£ millions)
Structured products performance fees	0.3	0.0	0.0
Structured products management fees	4.0	1.5	0.3
Total revenue from structured products	**4.3**	**1.5**	**0.3**

Revenue for BlueBay's structured funds increased by £2.8 million, or 187 per cent., to £4.3 million in the year ended 30 June 2006 compared to £1.5 million in the year ended 30 June 2005. This increase was due mainly to the continued expansion of the principal protected fund derivatives. The increase was also due to the launch of The European Credit Opportunity Fund and the Portable Alpha products.

Revenue for BlueBay's structured funds increased by £1.2 million to £1.5 million in the year ended 30 June 2005 compared to £0.3 million in the year ended 30 June 2004. This increase was due primarily to the increase in management fees of £1.2 million from Emerging Market funds derivatives as a result a growth in AuM.

Other Operating Income/(Expense)

Other operating income/(expense) includes gains/(losses) on investments and derivative contracts. Operating income increased by £0.4 million, or 74.2 per cent., to £1.0 million in the year ended 30 June 2006 from £0.6 million in the year ended 30 June 2005. This increase was due primarily to gain on the fair value revaluation of forward foreign exchange contracts held by BlueBay during the year ended 30 June 2006. It also includes £0.2 million of fair value gain on BlueBay's non-current assets (offset by a loss in staff costs for the revaluation of the deferred compensation liability), representing BlueBay's investment in its funds for the benefit of its employees as part of the deferred compensation scheme. The scheme was established in February 2006 for the bonus period 1 January 2005 to 31 December 2005. Other operating expense was £nil for the year ending 30 June 2006, compared to an expense of £0.4 million in the prior period relating to the fair value revaluation of forward foreign exchange contracts held by BlueBay.

For the year ended 30 June 2005, other operating income increased to £0.6 million from £0.3 million due to an increase in the fair value revaluation of forward foreign currency exchange contracts held by BlueBay during the year ended 30 June 2005.

Administrative Expenses

BlueBay's administrative expenses are composed primarily of salary and bonus costs. The balance comprises professional fees, certain infrastructure costs for offices and information technology, and other operating costs such travel and entertainment, foreign exchange conversion losses, sales and marketing, trailer/ distribution commission payments and loss on disposal of leasehold improvement and development costs.

The table below shows BlueBay's administrative expenses for the periods indicated:

	Year Ended 30 June		
	2006 £ millions	2005 £ millions	2004 £ millions
Salaries and staff costs	8.2	5.5	3.7
Bonus accruals	26.9	13.9	5.0
Professional fees	3.4	1.3	0.7
Occupancy costs	1.4	0.7	0.9
Information, communication and technology costs	2.1	1.2	0.9
Other	3.9	1.0	0.5
Total administrative expenses	**45.9**	**23.6**	**11.7**

BlueBay is committed to building its infrastructure to meet the operational demands of the business as well as the needs of its investors. As a result, administrative expenses increased by £22.3 million to £45.9 million in the year ended 30 June 2006 from £23.6 million in the year ended 30 June 2005 and from £11.7 million in the year ended 30 June 2004.

BlueBay's largest administrative expense items are salary and bonus costs, which include salaries, cash bonuses, and the costs of its various employee share schemes and related costs. See Part XV "Additional Information – Employee Share Schemes". Combined salary and bonus costs for year ended 30 June 2006 were £35.1 million, or 76.3 per cent., of total administrative expenses, compared with £19.4 million or 82.4 per cent. for the year ended 30 June 2005 and £8.7 million or 74.8 per cent. for the year ended 30 June 2004.

Salary and Staff Costs

Salaries and staff costs increased by 49 per cent. to £8.2 million in the year ended 30 June 2006 from £5.5 million in the year ended 30 June 2005, and by 48 per cent. in the year ended 30 June 2005 from £3.7 million in the year ended 30 June 2004. These increases were due primarily to the increase in headcount from an average of 44 employees for the year ended 30 June 2004 to an average of 64 employees for the year ended 30 June 2005 and to an average of 99 employees for the year ended 30 June 2006.

Bonus Accruals

Bonus accruals increased by 93 per cent. to £26.9 million in the year ended 30 June 2006 from £13.9 million in the year ended 30 June 2005. This increase partly reflects the average increase in staff numbers but also the marked increase in bonuses directly linked to fund performance. Fund performance related bonuses increased by 58.6 percent to £18.4 million in year ended 30 June 2006 compared to £11.6 million in year ended 30 June 2005. This increase was in line with the increase in performance fee related revenue for the same period. Discretionary bonuses, which contain an element of profit-based compensation, increased by 270 per cent. to £8.5 million in the year ended 30 June 2006 compared to £2.3 million in the year ended 30 June 2005.

Bonus accruals increased by 178 per cent. to £13.9 million in the year ended 30 June 2005 compared to £5.0 million in the year ended 30 June 2004. Of this increase, £7.5 million related to BlueBay's performance related bonus accrual, which is aligned with the performance of its funds, with the remaining £1.4 million relating to an increase in discretionary bonuses which for the year ended 30 June 2005 reflects the average increase in employees.

Professional Fees

BlueBay's professional fees include services received in respect of legal advice, recruitment costs, consultancy costs, and general professional advice. BlueBay's professional fees increased by 160 per cent. to £3.4 million in the year ended 30 June 2006 from £1.3 million in the year ended 30 June 2005, reflecting the growing complexity of BlueBay's business, as well as costs associated with the start-up of the New York office and the establishment of the various new compensation and incentive schemes. BlueBay's professional fees increased by 85.7 per cent. to £1.3 million in the year ended 30 June 2005 from £0.7 million in the year ended 30 June 2004 due primarily to higher recruitment consultancy costs.

Occupancy

BlueBay's occupancy costs include rent, rates and utility services. BlueBay's occupancy costs increased by £0.7 million to £1.4 million in the year ended 30 June 2006 from £0.7 million in the year ended 30 June 2005, due primarily to the expansion of the London office space to accommodate the increased number of employees. In September 2005, BlueBay leased an additional floor at Times Place, its headquarters in London. BlueBay's occupancy costs decreased by £0.2 million to £0.7 million in the year ended 30 June 2005 from £0.9 million in the year ended 30 June 2004, due primarily to moving expenses incurred in the year ended 30 June 2004 when BlueBay moved its offices in London. Occupancy costs for the year ended 30 June 2005 included £0.1 million of expense in relation to the opening of the Tokyo office.

ICT

The increases in BlueBay's Information, Communication and Information Technology costs ("ICT") reflect its ongoing need for current and relevant information in a competitive environment. The expense has two major components: third party information services (which accounted for £0.9 million or 43 per cent. of the overall cost in the year ended 30 June 2006) and systems maintenance (which accounted for £0.7 million or 34 per cent. of the overall cost in the year ended 30 June 2006).

BlueBay has set up an ongoing systems development project which has the objective of reviewing and enhancing its core systems. In the year ended 30 June 2006, BlueBay capitalised £1.5 million of systems

development costs and expensed £0.1 million through depreciation and £0.2 million to fixed asset write-offs (recorded under other administrative expenses).

Other

Other administrative expenses (which primarily includes travel and entertainment and foreign currency conversion related expenses) increased by £2.9 million to £3.9 million in the year ended 30 June 2006 from £1.0 million in the year ended 30 June 2005, reflecting the growth of the business. In addition, BlueBay incurred losses on foreign exchange forward contracts of £1.3 million in the year ended 30 June 2006 compared to a gain of £0.4 million in the year ended 30 June 2005, due to the weakening of the Pound Sterling against the US Dollar. Travel and entertaining expenses increased by £0.6 million to £1.4 million in the year ended 30 June 2006 from £0.8 million in the year ended 30 June 2005, primarily due to the expansion of the business and the increase in employee headcount. Trailer/distribution fees are paid to financial institutions that offer distribution services for BlueBay funds to their customers. For the year ended 30 June 2006, these commissions increased by £0.2 million to £0.4 million compared to £0.2 million for the year ended 30 June 2005.

Other administrative expenses increased by £0.5 million to £1.0 million in the year ended 30 June 2005 from £0.5 million in the year ended 30 June 2004. The increase was due primarily to travel and entertaining where expenses rose by 76 per cent. or £0.3 million partially due to the increase in headcount but also because of increased marketing of the Company. The increase was also due to an increase in Trailer/distribution fees which increased by £0.1 million to £0.2 million as a result of an increase in AuM.

Depreciation and Amortisation

The tangible fixed assets held by BlueBay represent expenditure in relation to leasehold improvements, furniture, fixtures and fittings. Intangible fixed assets represent expenditure on system development costs and IT licences. Depreciation and amortisation charges remained relatively stable over the three-year period.

Operating Profit

As a result of the above, BlueBay's total operating profit increased to £30.3 million in the year ended 30 June 2006 from £15.4 million in the year ended 30 June 2005 and from £1.3 million in the year ended 30 June 2004.

Net Finance Income/(Expense)

Finance income consists principally of interest income earned on cash balances and interest on rental deposits. A small finance expense arose in the year to June 2006 due to a difference between the final tax computation and the sum of the tax payments made on account during the year.

Net finance income increased by £0.2 million to £0.8 million in the year ended 30 June 2006 from £0.6 million in the year ended 30 June 2005, and increased by £0.4 million from £0.2 million in the year ended 30 June 2004. These increases reflect increased holdings of cash and cash equivalents due to increasing management and performance fees over the periods.

Taxation

Taxation further increased by £4.6 million, or 94 per cent., to £9.4 million in the year ended 30 June 2006. This increase was due primarily to an increase in taxable profits. BlueBay's effective tax rate of 30 per cent. for the period ending 30 June 2006 remains unchanged from the year ended 30 June 2005.

Taxation increased by £5.5 million to £4.9 million in the year ended 30 June 2005 compared to a credit of £0.6 million in the year ended 30 June 2004. This increase was due primarily to BlueBay moving to a position where it had fully utilised its brought forward tax losses arising from fiscal year 2003 and its profit from ordinary activities created a tax charge in the accounts. The effective tax rate for fiscal year 2005 was 30 per cent.

4. Capital Resources and Adequacy

Overview

BlueBay is a cash generative business which has historically had positive cash flow from operations. BlueBay's current financial condition is highly liquid and relatively predictable regarding the timing of cash

flows, with the majority of its assets comprising cash and cash equivalents. BlueBay's working capital requirements have been met through cash generated by its operations. To fund the set up and initial growth of its operations BlueBay raised equity capital from its institutional shareholders.

BlueBay believes that the working capital available to the BlueBay Group is sufficient for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

BlueBay expects that the main uses of cash will be to expand its core business, fund property and equipment purchases, pay operating expenses of the business (including salary and bonuses), enhance technology infrastructure and business processes, pay stockholder *dividends* and provide seed capital for new fund initiatives.

Capitalisation

The table below shows BlueBay's shareholders equity and long term debt for the periods indicated:

	As at 30 June		
	2006 *£000's*	*2005* *£000's*	*2004* *£000's*
Ordinary shares – called up, allotted and fully paid	12	12	12
Share premium	15,587	15,587	15,587
Retained earnings	12,531	4,714	(1,940)
Other reserves	447	0	0
Total shareholders' equity	**28,577**	**20,313**	**13,659**
Long term debt – based on cash settled share based payments	12,018	0	0
Total shareholders' equity and long term debt	**40,595**	**20,313**	**13,659**
per cent. increase (compared to prior year)	99.8%	48.7%	n/a

BlueBay's share capital was subscribed for by the holders of 1.2 million A and B Shares. At the end of each of 30 June 2004, 2005 and 2006, it represented fully paid ordinary shares of £12,000 and share premium of £15.6 million. In 2006, a number of key BlueBay employees subscribed for 496,100 newly issued D Shares in BlueBay. These shares are subject to forfeiture provisions such that any of those employees leaving BlueBay in certain prescribed circumstances during the four years after its listing, will be obliged to sell a declining proportion of their shares back to the Company at the prescribed price specified at the time the shares were issued. Under IFRS, the management of BlueBay has concluded that the shares issued to employees were required to be categorised as long-term debt rather than shareholders equity on BlueBay's balance sheet. On 6 November 2006, BlueBay modified the forfeiture provisions of the share subscription agreements so that any forfeited shares will be re-purchased by an Employee Benefit Trust but not by the Company. BlueBay's management believes this modification will enable the share subscriptions to be treated as shareholders, equity rather than long-term debt.

In December 2005, the Company set up Enterprise Management Incentive (EMI) option arrangements. Options in respect of 211,000 C Shares were granted to 70 employees, although as a result of some departures, there are now 207,750 outstanding *EMI options held* by 64 employees. These options become exercisable on listing and BlueBay anticipates that the majority (if not all) of the EMI optionholders will choose to exercise their options. This will lead to a further capital injection of up to £5.3 million. The resulting shares will be subject to similar forfeiture provisions as the earlier employee share subscription described above. In addition, there are 96,000 additional unapproved options over C Shares which have been granted to employees. Although these also become exercisable on listing it is not anticipated that any of these options will be exercised before their normal exercise dates between January 2007 and January 2010.

BlueBay has historically paid out almost all of its distributable reserves to its shareholders. At the end of June 2006, the Company's retained earnings of £11.0 million were fully distributable and a subsequent dividend of £10.2 million was paid to shareholders on 26 September 2006 and 2 October 2006. A further dividend of £4,221,500 was paid out to shareholders on 14 November 2006.

In accordance with the provisions of the Act, BlueBay intends to write-off a proportion of the expenses it has incurred in connection with the Offer to its share premium account.

Liquidity

BlueBay regularly monitors its liquidity position, including cash levels and capital expenditure. BlueBay held total cash and cash equivalents of £25.2 million as of 30 June 2006, as compared to £15.2 million as of 30 June 2005 and £8.4 million as of 30 June 2004.

The table below shows BlueBay's summary cash flows for the periods indicated:

	Year Ended 30 June		
	2006 *£ millions*	*2005* *£ millions*	*2004* *£ millions*
Net cash from/(used in) operating activities	18.7	12.1	1.7
Net cash from/(used in) investing activities	(6.9)	(0.8)	(1.3)
Net cash from/(used in) financing activities	(1.8)	(4.5)	3.7
Net increase/(decrease) in cash and cash equivalents	10.0	6.8	4.1

BlueBay typically earns management fees on a monthly (for long-only funds) and on a quarterly basis (for long/short funds). Performance fees are earned on an annual basis except for the Emerging Markets and high yield long/short funds, which have six-monthly performance cycles. In the event that fees received in a given month do not cover the operating expenses payable, BlueBay can generally fund its liquidity requirements through cash balances at hand.

Net cash from/(used in) operating activities

Cash from operating activities typically consists of performance and asset management fees (net of rebates) offset by administrative expenses including salaries and annual cash bonus payments as well as taxes paid.

BlueBay's net cash flow from operating activities increased by £6.6 million, or 55 per cent. in the year ended 30 June 2006 compared to the year ended 30 June 2005, principally as a result of an increase of £14.9 million in net operating profits, partly offset £7.8 million in corporation tax paid.

BlueBay's net cash flow from operating activities increased by £10.3 million in the year ended 30 June 2005 compared to the year ended 30 June 2004, principally as a result of an increase of £14.1 million. in net operating profits, partly offset by a £3.8 million increase in working capital.

Net cash from/(used in) investing activities

Cash used in investing activities typically consists of investments in assets which underlie BlueBay funds, the purchase of property and equipment, intangible assets (such as licences and software) and non-current investments.

BlueBay's net cash flow used in investing activities increased by £6.2 million in the year ended 30 June 2006 compared to the year ended 30 June 2005, principally as a result of an increase of £3.5 million in non-current assets representing BlueBay's investment in its funds as part of the deferred bonus scheme. In addition, £2.2 million related to the purchase of property and equipment, and £0.5 million to the purchase of intangible fixed assets.

BlueBay's net cash flow used in investing activities decreased by £0.5 million, or 42 per cent. in the year ended 30 June 2005 compared to the year ended 30 June 2004, principally as a result of a reduction in expenditure on accommodation costs of £0.6 million.

Net cash from/(used in) financing activities

Cash from financing activities typically consists of proceeds from the issue of ordinary shares and their associated share premium or "cash received for share-based payments". Cash used in financing activities typically consists of dividends to shareholders.

BlueBay's net cash flow used in financing activities decreased by £2.7 million, or 60 per cent. in the year ended 30 June 2006 compared to the year ended 30 June 2005, principally as a result of a £13.8 million dividend payment to shareholders in the year ended 30 June 2006 compared to a dividend payment to shareholders of £4.5 million in the year ended 30 June 2005, and additional cash received for share-based payments of £12 million arising in the year ended 30 June 2006 from the issue of 496,100 D class ordinary shares.

BlueBay's net cash flow used in financing activities increased by £8.1 million, in the year ended 30 June 2005 compared to the year ended 30 June 2004, principally as a result of a £4.5 million dividend payment to shareholders in 2005, compared to £nil million in 2004, partly offset by additional share premium received during fiscal year ended 30 June 2004, of £3.7 million on 600,000 A class ordinary shares.

Capital Expenditures

The table below shows BlueBay's capital expenditures (excluding disposals) for the periods indicated:

	Year Ended 30 June		
	2006 *£000's*	*2005* *£000's*	*2004* *£000's*
Leasehold improvements	1,456	59	667
Furniture, fixtures and fittings	365	22	101
Computer equipment	670	255	135
IT development costs and licences	1,019	537	13
Total	3,510	873	916

BlueBay's historical capital expenditures have related primarily to leasehold improvements, which for year end 30 June 2006 included taking on an additional floor in its London office as a result of the expanding employee base and £0.3 million in relation to the establishment of its New York office.

Based on existing conditions and current operations, the Directors expect to incur total expenditures of approximately £3.0 million to £5.0 million over the next 12 months relating principally to ongoing system development costs and for leasehold improvements associated with a potential office move. The Directors believe that BlueBay's cash flow generated from operating activities and its cash and cash equivalents will be adequate to fund its capital expenditure requirements for the next 12 months.

Contractual Obligation and Commercial Commitments

The table below shows maturity analysis of BlueBay's principal contractual obligations and commercial commitments at of 30 June 2006:

	Payments Due by Period				
	Total *£000's*	*Less than 1 year* *£000's*	*1–3 years* *£000's*	*3–5 years* *£000's*	*Over 5 years* *£000's*
Long-term IT obligations	1,030	204	826	0	0
Leasehold Property obligations	6,785	928	3,197	2,660	0
Deferred Compensation	1,428	1,428	0	0	0
Total	9,243	2,560	4,023	2,660	0

Long-term IT obligations comprise software license fees and leasehold property obligations comprise office rental obligations for BlueBay's offices in London, New York and Tokyo. The table above shows BlueBay's future minimum lease commitments under its fixed term leases. BlueBay records lease payments under operating leases as an expense in the income statement on a straight line basis over the term of the lease. The office leases typically run for an initial period of five to eight years, with an option to renew the lease after that date.

Off-Balance Sheet Arrangements

BlueBay does not currently have any off-balance sheet arrangements.

5. Current Trading and Prospects

Since our financial year end on 30 June 2006, we have continued to experience strong inflows into our underlying funds. In the three months to 30 September 2006, our total AuM grew by approximately US$1.0 billion to US$8.0 billion, predominantly through new subscriptions and partially through performance. Subject to investment performance and market conditions, the Directors currently anticipate that the pace of net inflows in the current financial year will continue broadly in line with that achieved in the financial year to 30 June 2006 and in the three months to 30 September 2006. The overall mix of net

inflows may vary, reflecting factors such as the potential for closures in certain of our long/short funds, and timing and take-up of new funds and products which we may launch over the course of the financial year.

Fee revenues for the current financial year will vary with AuM and investment performance, among other things. The Directors currently expect that relative growth in the long-only funds and Structured Products will lead to an increase in management fees as a percentage of total fee revenues.

The Directors expect that BlueBay's scalable business model should allow it to increase AuM and revenues at a greater rate than operating expenses, which should result in operating margin improvement.

6. Market Risk

For a discussion of market risk exposure and market risk management, see Part VII – "Information on BlueBay" – "Risk Management, Compliance and Regulation" and Note (x) to the consolidated financial information.

In addition, as BlueBay does not currently have any debt other than trade payables, interest rate fluctuations have not had a material effect on its consolidated financial statements, although interest rates may affect the interest income it earns on its cash balances. That said, fluctuations in interest rates may significantly affect the return derived from investments within the funds BlueBay manages, as well as the market values of, and the corresponding levels of capital gains or losses on, such investments.

7. Critical Accounting Policies

The discussion and analysis of BlueBay's financial condition and results of operations are based upon its consolidated financial information, which has been prepared in accordance with IFRS. The preparation of this consolidated financial information requires that BlueBay make assumptions, estimates and judgements that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an ongoing basis, BlueBay evaluates its estimates and judgements based on historical experience and other factors and makes various assumptions that it believes to be reasonable under the circumstances, the results of which form the basis for making estimates and judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

A summary of BlueBay's significant accounting policies is contained in the Significant Accounting Policies note to the consolidated financial information, beginning on page 128. BlueBay considers a number of accounting policies to be critical to the understanding of its financial condition and results of operations. In the preparation of BlueBay's consolidated financial iinformation under IFRS, the following critical accounting policies and estimates may involve a high degree of judgement and complexity.

Fee Recognition

Performance fees are recognised on a contractual entitlement basis, meaning that they are only accrued for in the financial accounts at the end of the period for which the fee is due. Performance fees are only recognised after the performance for the period in question has been assessed, all the performance criteria specified in the fund prospectus have been met in the period and the performance fee has been calculated and cannot be reversed.

BlueBay accounts for management fees on an accruals basis, meaning they are recognised in the period in which the service is rendered irrespective of when the obligation is actually paid. The fees are linked directly to the net asset value of the fund, which is determined at each valuation date (as specified in the prospectus) for that fund.

Equity-based Compensation

BlueBay has applied IFRS 2 'Share Based Payments' to the financial information included in Part XVI of this Prospectus in accordance with the provisions of the standard.

BlueBay operates certain share-based payment plans: Enterprise Management Incentive (EMI) option arrangements, unapproved option arrangements and the opportunity offered to certain key employees to subscribe for a newly created class of Ordinary Shares in the capital of the Company (D shares).

The share options are subject to four year vesting schedules, with 25 per cent. of the grant vesting on each 30 January from 2007 to 2010. The D shares acquired by employees are held by a nominee on the employees' behalf, subject to forfeiture provisions if an employee leaves BlueBay in certain prescribed

circumstances during the four years following Admission. A leaver would be required to transfer those shares still subject to forfeiture to a third party as directed by the Company for a price as determined in accordance with the terms of the D Share subscription arrangements. 100 per cent. of the D Shares held on an employee's behalf will be subject to forfeiture provisions during the first year following Admission, declining by 25 per cent. after each of the first four anniversaries of Admission.

The cost of equity-settled transactions with employees is measured by reference to the fair value of the options at the date at which they are granted and is recognized as an expense over the vesting period, which ends on the date on which the relevant employees become fully entitled to the award. The fair value of the options is determined using the Black-Scholes option valuation model.

The excess of the fair value of D Shares acquired over the subscription prices paid by employees is also recognised as an expense over the forfeiture period.

Where the terms of an equity-settled award are modified or a new award is designated as replacing a cancelled or settled award, the cost based on the original award terms continues to be recognized over the original vesting period. In addition, an expense is recognised over the remainder of the new vesting period for the incremental fair value of any modification, based on the difference between the fair value of the original award and the fair value of the modified award, both as measured on the date of the modification. No reduction is recognised if this difference is negative.

Deferred Compensation

BlueBay introduced a deferred compensation scheme during fiscal year 2006 which was applied to bonuses earned by certain key employees in the period 1 January 2005 to 31 December 2005. Under the deferred compensation scheme, BlueBay invested a proportion of the awards due to certain key employees in BlueBay funds. These employees can choose to have their entitlement to the deferred bonus vest either equally over the three years from 31 January 2007 to 31 January 2009 or in a single lump sum on 31 January 2009. The shares have multiple vesting dates, with £3.1 million of the initial investment vesting on 31 January 2009, and the remaining £0.4 million vesting on a straight line basis from 31 January 2007 to 31 January 2009.

The charge to the income statement in relation to the deferred compensation scheme is released to staff costs over the term of the scheme to the end of the vesting period. The first charge to the income statement of £1.4 million (representing 38.9 per cent. of the initial investment plus market appreciation) was made in fiscal year 2006.

BlueBay reports the shares held on behalf of its employees as an investment on its balance sheet until the end of each vesting period. The investment is recorded at fair value which has been determined using the share price of the applicable fund as relevant to all shareholders of the fund as at 30 June 2006.

Derivative Financial Instruments

BlueBay has applied IAS 39 'Financial Instruments: recognition and measurement' to the financial statements for the year ended 30 June 2006 and has restated its prior year financial statements in accordance with the provisions of the standard.

BlueBay uses derivative financial instruments to reduce exposure to foreign exchange risk and does not hold or issue derivative financial instruments for speculative purposes. BlueBay does not designate any derivatives as hedging instruments. Derivatives are, therefore, initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. The resulting gains or losses are recognised immediately in the income statement. Fair value is determined using information provided by recognised and reliable foreign exchange rate sources, all of which are readily available to the industry. BlueBay uses these sources on a consistent and regular basis.

Distribution Costs

BlueBay has implemented a scheme of commission payments representing fees paid to customers of funds, which offer distribution channels or specific service levels. BlueBay has assessed the cost of providing this service internally but concluded that it was more cost effective and advantageous to outsource distribution channels there by benefiting from its distributors' pre-established distribution networks.

These discounts are primarily with distributors of long-only funds and are paid when assets sourced by a distributor exceed a minimum level. The agreements are structured so that any commission paid is aligned

with the volume of investment so that the discount given is proportional to the management fee paid by the fund on behalf of the investor. As the commission payment is not an up front fee nor is it a one off payment, it is not capitalised but is recognised as an administrative expense in the period in which the service is rendered. As at 30 June 2006, commissions paid represented less than 1 per cent. (or £0.4 million) of gross management fees.

The above listing is not intended to be a comprehensive list of all of BlueBay's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by IFRS, with limited or no need for management's judgment. There are also areas in which management's judgment in selecting available alternatives may or may not produce a materially different result.

New Accounting Pronouncements

The International Accounting Standards Board and International Financial Reporting Interpretations Committee have issued additional standards and interpretations which are effective for periods starting after the date of BlueBay's financial information. BlueBay has elected not to adopt early any of these accounting standards or interpretations in the financial information. BlueBay does not expect that the adoption of these standards and interpretations will have a material effect on recognition and measurement of assets and liabilities on initial adoption. The two amendments which impact BlueBay refer to disclosure requirements. IFRS 7 ('Financial Instruments Disclosures') and an amendment to IAS 1 ('Presentation of Financial Statements') on risk management and capital disclosures were issued by the International Accounting Standards Board in August 2005 for application in accounting periods beginning on or after 1 January 2007 and have been adopted by the European Commission. The new or revised disclosures will be adopted by BlueBay for reporting in its financial year ending 30 June 2008.

8. Capitalisation and Indebtedness of the BlueBay Group

The following tables show the audited capitalisation and the unaudited indebtedness of the BlueBay Group as at 30 June 2006, updated with unaudited details of the capitalisation and indebtedness of the BlueBay Group as at 30 September 2006:

	£ thousands
Capitalisation and indebtedness[1][6]	
Total current debt	
Guaranteed	–
Secured	–
Unguaranteed/unsecured	
	–
Total non-current debt (excluding current portion of the long term debt)	
Guaranteed	–
Secured	–
Unguaranteed/unsecured[2][3]	(12,018)
	(12,018)
Shareholders' equity[4]	
Share capital[4]	12
Legal reserves	15,587
Other reserves[5]	447

(1) This statement of indebtedness has been prepared under IFRS using policies which are consistent with those used in the preparing the Group's financial statements for the year ended 30 June 2006.

(2) The Group has a liability of £12,018,000 for cash settled share based transactions which are unguaranteed and unsecured.

(3) Following changes to the D share award scheme which were approved on 6 November 2006 the Group's liability for cash settled share based transactions was reclassified as shareholder equity.

(4) On 1 November 2006 the Group increased its share capital following a bonus issue of shares which increased share capital of the Group from £16,961 to £169,610.

(5) Other reserves relate to share based compensation payments and the corresponding deferred tax on those payments.

(6) Apart from the events disclosed in Notes 3 and 4 there has been no material change to the capitalisation of the Group since 30 June 2006.

The following table sets out the net consolidated financial funds of the Group as at 30 September 2006[1].

	£ thousands
Net indebtedness	
Cash	39,056
Cash equivalents	–
Trading securities[2]	3,642
Total liquidity	42,698
Current bank debt	–
Current portion of non current debt	–
Other current financial debt	–
Current financial debt	–
Net current financial indebtedness	42,698
Non-current bank loans	–
Bonds issued	–
Other non-current financial debt	(12,018)
Non current financial indebtedness	(12,018)
Net financial funds	30,680

(1) The Group has no indirect or contingent indebtedness as at 30 September 2006.

(2) Trading securities represent investments in funds under the Group deferred compensation programme. Under the terms of this scheme the Group has purchased units in various funds of which a Group company acts as investment manager. The units in the funds purchased are held in the name of a nominee company for the benefit of selected employees. The units are subject to certain forfeiture provisions by the employees who take party in the compensation programme and are not readily saleable.

(3) The Group does not have any derivative instruments as at 30 September 2006.

PART XII

Details of the Offer

1. Summary of the Offer

The Offer, which is being underwritten by the Managers pursuant to the Underwriting Agreement (further details of which are set out below and in section 14 of Part XV – "Additional Information" – of this Prospectus), comprises an offer of 63,000,000 Ordinary Shares by the Selling Shareholders, representing 33.09 per cent. of the entire issued share capital of the Company. Barclays will sell 30,000,000 Ordinary Shares and Shinsei will sell 13,000,000 Ordinary Shares (not including the additional Over-allotment Option detailed below). Hugh Willis will sell 10,000,000 Ordinary Shares and Mark Poole will sell 10,000,000 Ordinary Shares. The Offer is being made by way of an offer to certain institutional investors in the United Kingdom and elsewhere and to QIBs who are also QPs in the United States in reliance on Rule 144A or another exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. No person will subscribe for more than five per cent. of the Offer because no Ordinary Shares are being offered for subscription by the Company as part of the Offer. Further, no person participating in the Offer will be allowed to purchase five per cent. or more of the Company as part of the Offer.

Shinsei, as the Over-allotment Shareholder has granted the Stabilising Manager, on behalf of the Managers, the Over-allotment Option, exercisable for a period of up to 30 days after the date of publication of the Offer Price which will require it to make available up to an additional 7,000,000 Ordinary Shares at the Offer Price to cover over-allotments (if any) made in connection with the Offer and to cover short positions resulting from stabilisation transactions.

As part of the Offer, 2,714,333 Ordinary Shares (equivalent to 4.31 per cent. of the Ordinary Shares subject to the Offer, assuming that the Over-allotment Option is not exercised) will be offered at the Offer Price subject to local securities laws, on a basis which is preferential only as to allocation (the "Priority Offer") to certain entities or individuals because of their close relationship with the Company. These comprise the Non-Executive Directors, one of the employee benefit trusts established for the acquisition and holding of Ordinary Shares for employee incentives purposes, certain key employees of the Company and their family members and certain key contacts of the Company.

Priority Applicants may apply for Ordinary Shares using the instruction form which will be delivered to them by the Company. Valid applications made under the Priority Offer will be satisfied in full.

As part of the Offer, Lehman Brothers will acquire 4.99 per cent. of the issued share capital in BlueBay, conditional on Admission. Subject to certain exceptions and except with the consent of the Company and Credit Suisse, Lehman Brothers has agreed that it will not dispose of the Ordinary Shares that it will acquire as part of the Offer for one year from Admission. Lehman Brothers has further agreed, when acting as principal rather than on client-related business, to a standstill on any acquisitions by any member of the Lehman Brothers group which would result in the group holding over 4.99 per cent. of the Company's capital during the first year after Admission and over 9.99 per cent. thereafter.

Under the Offer, all Ordinary Shares will be sold at the Offer Price. A number of factors were considered in determining the Offer Price and basis of allocation, including the level and nature of demand for Ordinary Shares during the book building process, prevailing market conditions and the objective of establishing an orderly after-market in the Ordinary Shares. Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange on 22 November 2006. Prior to that time, it is expected that dealings in the Ordinary Shares will commence on a conditional basis (as dealings in unlisted securities) on the London Stock Exchange on 17 November 2006. These dates may be changed.

Dealings on the London Stock Exchange before Admission will only be settled if Admission takes place and will be for settlement on a T+3 basis. All dealings before the commencement of unconditional dealings will be of no effect if Admission does not take place and such dealings will be at the sole risk of the parties concerned.

Allocations of Ordinary Shares under the Offer, in terms of both proposed purchasers and the proposed portions in which those purchasers will purchase Ordinary Shares, have been discussed between the Managers and the Company after indications of interest from prospective investors have been received. The

Managers have undertaken to ensure that such numbers of Ordinary Shares are allocated to Lehman Brothers as are specified in the agreement entered into between Lehman Brothers, Credit Suisse and the Company on 3 November 2006, and further, subject to applicable law and regulation, to such persons as agreed between Credit Suisse and the Company will be invited to participate in the Priority Offer.

2. Over-allotment and Stabilisation

In connection with the Offer, Credit Suisse as stabilising manager (the "Stabilising Manager"), may over-allot or effect other transactions which stabilise or maintain the market price of the Ordinary Shares or any options, warrants or rights with respect to, or interests in, the Ordinary Shares, in each case at a higher level than might otherwise prevail in the open market. Such transactions may commence on or after the date of publication of the Offer Price and will end no later than 30 days thereafter. Such transactions may be effected on the London Stock Exchange, the over-the-counter market or otherwise. There is no assurance that such transactions will be undertaken and, if commenced, they may be discontinued at any time. Save as required by law, the Stabilising Manager does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the Offer.

In connection with the Offer, the Company has agreed with the Stabilising Manager that Ordinary Shares may be over-allotted for stabilisation purposes. Shinsei, as the Over-allotment Shareholder, has granted to the Stabilising Manager the Over-allotment Option, pursuant to which the Stabilising Manager may purchase, or procure purchasers for up to 11.1 per cent. of the number of Ordinary shares to be sold under the Offer (assuming no exercise of the Over-allotment Option) for the purposes of allowing the Stabilising Manager to cover short positions resulting from such over-allotments and to cover short positions resulting from stabilisation transactions. The Over-allotment Option will be exercisable in whole or in part at any time during the period commencing on the date of publication of the Offer Price and ending 30 days thereafter.

3. Underwriting Agreement

On 17 November 2006, the Company, the Executive Directors and the Selling Shareholders entered into the Underwriting Agreement with the Managers and Credit Suisse as Sponsor pursuant to which the Managers agreed, subject to certain conditions, to use all reasonable endeavours to procure purchasers for the Ordinary Shares to be sold by the Selling Shareholders in the Offer, or, failing which, themselves to purchase such Ordinary Shares at the Offer Price.

The Underwriting Agreement contains provisions entitling Credit Suisse on behalf of the Managers to terminate the Offer (and the arrangements associated with it) at any time prior to Admission in certain circumstances. If the Offer is so terminated, monies received in respect of the Offer will be returned to purchasers without interest.

The Underwriting Agreement is described in section 14 of Part XV – "Additional Information" – of this Prospectus.

The Underwriting Agreement provides for the Managers to be paid aggregate commissions of 3.5 per cent. in respect of Ordinary Shares sold pursuant to the Offer. Any commissions received by any of the Managers may be retained, and any Ordinary Shares acquired by them may be retained or dealt by them, for their own benefit. Investors should be aware that, while the ability of any of the Managers to retain Ordinary Shares is not unusual in underwriting agreements, doing so to any significant degree could, because it limits the number of Ordinary Shares available in the market, affect volatility in the market price of the Ordinary Shares.

Due to a potential conflict resulting from the interests of JC Flowers in both Shinsei and Fox-Pitt, Kelton, it was deemed necessary by the board of directors of Shinsei to consider formally and approve the appointment of Fox-Pitt, Kelton as Co-Lead Manager in connection with the Offer. The Shinsei board has duly considered and unanimously approved the appointment of Fox-Pitt, Kelton as Co-Lead Manager.

4. Dealing Arrangements

The Offer Price and the final number of Ordinary Shares comprised in the Offer were announced on 17 November 2006. On Admission, the Ordinary Shares will be rank *pari passu* in all respects and will rank in full for all dividends and other distributions (if any) thereafter declared, made or paid to holders of the ordinary share capital of the Company. The ISIN (International Security Identification Number) for the

Ordinary Shares will be GB00B1G52761, the London Stock Exchange trading symbol will be "BBAY" and the SEDOL will be B1G5276.

It is expected that dealings in the Ordinary Shares (as unlisted securities) will commence on a conditional basis on the London Stock Exchange at 8.00 a.m. on 17 November 2006. It is expected that Ordinary Shares allocated to investors in the Offer (other than US Persons) will be delivered in uncertificated form and settlement will take place through CREST on Admission. Ordinary Shares allocated to qualifying US Persons will be delivered in certificated form. In addition, shareholders may elect to receive Ordinary Shares in certificated form. Definitive certificates, where applicable, will be despatched by post at the risk of the investor. It is expected that definitive share certificates for Ordinary Shares will be posted on 17 November 2006, or as soon as is practicable thereafter. Investors in the Offer will pay the Offer Price in respect of the Ordinary Shares to be transferred to them in such a manner as shall be directed to them by the Managers.

Admission is expected to take place and unconditional dealings in the Ordinary Shares are expected to commence on the London Stock Exchange at 8.00 a.m. on 22 November 2006. All dealings between the commencement of conditional dealings and the commencement of unconditional dealings will be in unlisted securities and on a "when issued" basis. If the Offer does not become unconditional in all respects, all such dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.

5. CREST

CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another's without the need to use share certificates or written instruments of transfer.

The New Articles permit the holding of Ordinary Shares under the CREST system.

Application has been made for the Ordinary Shares placed initially with non-US Persons to be admitted to CREST with effect from Admission. Accordingly, settlement of transactions in the Ordinary Shares following Admission may take place within the CREST system if any shareholder (other than a US Person) so wishes. CREST is a voluntary system and holders of Ordinary Shares who wish to receive and retain share certificates will be able to do so. An investor applying for Ordinary Shares in the Offer may, however, elect to receive Ordinary Shares in uncertificated form if such investor is a system member (as defined in the CREST Regulations) in relation to CREST.

Any Ordinary Shares held by a US Person who: (i) acquired such Ordinary Shares in the Offer, (ii) acquired such Ordinary Shares from a US Person who acquired Ordinary Shares in the Offer, or (iii) is otherwise connected by an unbroken series of US purchasers to a US Person who acquired Ordinary Shares in the Offer must be held in certificated form (that is, outside CREST) and may not be transferred into CREST or any other paperless system without the prior approval of the Company. Such approval will only be granted if the US Person seeks to transfer Ordinary Shares and provides a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing a representation from the transferee that it is not a US Person.

6. Certificated Ordinary Shares

Ordinary Shares offered initially to qualifying US Persons will be held in certificated form. The register of shareholders will be maintained at the office of the Registrar. Each certificate for Ordinary Shares shall bear the legend set forth in section 19 of Part XV – "Additional Information" – of this Prospectus.

7. Lock-up Arrangements

Pursuant to lock-up arrangements entered into on 16 November 2006 by the Company, it has undertaken to the Managers that it will not, without the prior written consent of Credit Suisse (such consent not to be unreasonably withheld or delayed), issue, offer, sell, pledge, contract to sell, or otherwise dispose of Ordinary Shares or other securities of the Company exchangeable for, convertible into or exercisable for Ordinary Shares, or warrants or other rights to purchase Ordinary Shares or any security or financial product where value is determined directly or indirectly by reference to the price of the underlying securities or to announce publicly any intention to enter into any transaction described above, during a period of 180 days commencing on Admission (except in connection with the Existing Employee Share Option Schemes or the exercise of an option or conversion of a security outstanding at Admission or pursuant to the New Employee Share Schemes).

Shinsei has undertaken to Credit Suisse that it will not, without the prior written consent of Credit Suisse (such consent not to be unreasonably withheld or delayed), offer, sell, mortgage, pledge contract to sell,

charge, assign, grant any option over, or otherwise dispose of Ordinary Shares or other securities of the Company exchangeable for, convertible into or representing the right to receive Ordinary Shares, or other rights to purchase Ordinary Shares or undertake any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the Ordinary Shares, or to announce publicly any intention to enter into any transaction described above, during a period of 180 days commencing on Admission. These restrictions do not apply to Ordinary Shares acquired after Admission and are subject to certain specified exceptions, including disposals in connection with any takeover offer for BlueBay and disposals required by any court of competent jurisdiction.

Each of Hugh Willis and Mark Poole has undertaken to Credit Suisse that he will not, without the prior written consent of Credit Suisse (such consent not to be unreasonably withheld or delayed), offer, sell, mortgage, pledge, contract to sell, charge or assign, grant any option over, or otherwise dispose of Ordinary Shares or other securities of the Company exchangeable for, convertible into or representing the right to receive Ordinary Shares, or other rights to purchase any Ordinary Shares or undertake any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the Ordinary Shares, or to announce publicly any intention to enter into any transaction described above, during a period of 12 months from Admission (the initial lock-up period). Each of Hugh Willis and Mark Poole further agree that the lock-up shall continue to apply to them up to the fourth anniversary of Admission, provided that it shall only apply to 75 per cent. of the Ordinary Shares held by them at Admission in the second year after Admission, 50 per cent. of such Ordinary Shares in the third year after Admission and 25 per cent. of such Ordinary Shares in the fourth year after Admission. These restrictions do not apply to Ordinary Shares acquired after Admission and are subject to certain specified exceptions, including disposals in connection with any takeover offer for BlueBay and disposals required by any court of competent jurisdiction.

Each of Hans-Jörg Rudloff, Terence Eccles and Tom Cross Brown has undertaken to Credit Suisse that he will not, without the prior written consent of Credit Suisse (such consent not to be reasonably withheld or delayed), offer, sell, mortgage, pledge, contract to sell, charge or assign, grant any option over, or otherwise dispose of Ordinary Shares or other securities of the Company exchangeable for, convertible into or representing the right to receive Ordinary Shares, or other rights to purchase Ordinary Shares or undertake any transaction that transfers, in whole or in part, directly or indirectly, any of the economic consequences of ownership of the Ordinary Shares, or to announce publicly any intention to enter into any transaction described above, during a period of 12 months commencing on Admission. These restrictions do not apply to Ordinary Shares acquired after Admission and are subject to certain specified exceptions, including disposals in connection with any takeover offer for BlueBay and disposals required by any court of competent jurisdiction.

8. Provisions Governing Sales

The distribution of this document and the offer of Ordinary Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions, including those in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

United Kingdom

Each Underwriter has represented and agreed that (a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 FSMA) received by it in connection with the issue or sale of the Ordinary Shares in circumstances in which section 21(1) FSMA does not apply; and (b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Ordinary Shares in, from or otherwise involving the United Kingdom.

United States

The Ordinary Shares have not been and will not be registered under the Securities Act and, subject to certain exceptions, may not be offered or sold within the United States.

The Ordinary Shares are being offered and sold outside of the United States in reliance on Regulation S. The Ordinary Shares will also be offered to persons whom Credit Suisse believes to be QIBs who are QPs in reliance on Rule 144A or another exemption from the registration requirements of the Securities Act.

In addition, until 40 days after the commencement of the offering of the Ordinary Shares an offer or sale of Ordinary Shares within the United States by any underwriter (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

For a description of further restrictions on offers, sales and transfers of Ordinary Shares, see section 19 of Part XV – "Additional Information" – of this Prospectus.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a "relevant member state"), an offer to the public of Ordinary Shares may not be made in that relevant member state prior to the publication of a prospectus in relation to the Ordinary Shares, which has been approved by the competent authority in that relevant member state, in accordance with the Prospectus Directive, except that an offer to the public in that relevant member state of any Ordinary Shares may be made at any time pursuant to the following exemptions under the Prospectus Directive, if they have been implemented in that relevant member state:

- to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities;
- to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;
- to fewer than 100 natural or legal persons (other than "qualified investors" as defined in the Prospectus Directive) subject to obtaining the prior written consent of Credit Suisse; or
- in any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of Ordinary Shares shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospective Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any Ordinary Shares or to whom any offer is made under the Offer will be deemed to have represented, acknowledged and agreed that it is a "qualified investor" within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of Shares to the public" in relation to any Ordinary Shares in any relevant member state means the communication in any form and by any means of sufficient information on the terms of any Ordinary Shares to be offered so as to enable an investor to decide to purchase the Ordinary Shares, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of Ordinary Shares being offered to a financial intermediary (as that term is used in Article 3(2) of the Prospective Directive), such financial intermediary will also be deemed to have represented, acknowledged and agreed that the Ordinary Shares acquired by it in the Offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any Ordinary Shares to the public other than their offer or resale in a relevant member state to qualified investors (as so defined) or in circumstances in which the prior consent of Credit Suisse has been obtained to each such proposed offer or resale. The Company, the Selling Shareholders and their affiliates and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement.

Notwithstanding the above, a person who is not a qualified investor and who has notified Credit Suisse of such fact in writing may, with the consent of Credit Suisse, be permitted to subscribe for or purchase Ordinary Shares in the Offer.

9. Conditions of the Offer

Completion of the Offer is conditional on Admission and on the satisfaction (or otherwise waiver) of certain additional conditions set out in the Underwriting Agreement. If the Offer does not proceed, monies received in respect of the Offer will be returned to purchasers without interest.

PART XIII

Dividend Policy

The Directors intend to adopt a progressive dividend policy which takes into account the profitability of BlueBay's business and underlying growth, capital requirements, cash flow, and an appropriate level of dividend cover and intend that the amount of any dividend declared will be between one quarter and one half of net profits. The Directors may revisit this policy from time to time.

If BlueBay accumulates capital which the Directors believe is surplus to BlueBay's requirements to fund its continuing obligations and future growth, the Directors intend to consider returning such surplus capital to shareholders in an appropriate manner.

BlueBay paid a final dividend as a private company of £4,221,500 on 14 November 2006 and it is anticipated that the Directors will consider, where appropriate, the recommendation of a further dividend following determination and approval of BlueBay's financial results for the financial year ending 30 June 2007. To the extent that it is appropriate for the Directors to recommend a dividend for the financial year ending 30 June 2007, they will only do so in respect of that period of the financial year during which BlueBay has been listed.

PART XIV

Regulation

BlueBay is authorised and regulated in the United Kingdom by the Financial Services Authority (the "FSA"). BlueBay also provides financial services (but does not have a physical presence in) the following EU states on the basis of its FSA authorisation: Austria, Belgium, Cyprus, the Czech Republic, Denmark, Estonia, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Latvia, Liechtenstein, Lithuania, Luxembourg, Malta, the Netherlands, Norway, Poland, Portugal, the Slovak Republic, Slovenia, Spain and Sweden (see below). However, as BlueBay provides these services on a cross-border basis and does not have a physical presence in these states, it is only subject to the rules of the aforementioned states to a limited degree, most notably in relation to conduct of business obligations.

REGULATORY FRAMEWORK IN THE U.K.

Authorisation by FSA

The current UK regulatory regime is based upon the Financial Services and Markets Act 2000 (the "**FSMA**"), together with secondary legislation and other rules made under it. Under section 19 of the FSMA, it is an offence for any person to carry on "regulated activities" in the United Kingdom unless it is an authorised person or otherwise exempt from the need to be authorised. BlueBay is authorised by the FSA. The various "regulated activities" are set out in the Financial Services and Markets Act 2000 (Regulated Activities) Order 2001 (as amended) (the "**RAO**"). They include (among other things): advising on investments, arranging deals in investments, dealing in investments as agent, managing investments (i.e., portfolio management) and the safeguarding and administration of assets (including the arranging of such safeguarding and administration).

Before authorising a firm to carry on regulated activities, the FSA must be satisfied that it satisfies (and will continue to satisfy) a number of "threshold conditions" set out in the FSMA. For example, firms must have adequate financial resources, not have "close links" of a nature that would impede the FSA's supervision of the firm and generally satisfy the FSA that they are "fit and proper" to be authorised.

FSA Handbook

BlueBay must comply with the rules set out in the FSA Handbook, which also provides guidance on the application and interpretation of these rules. In particular, BlueBay must have appropriate safeguards in place to protect clients' funds and assets and must comply with certain conduct of business standards relating to, among other things, the advertising and marketing of financial products, treating customers fairly, advising and selling and managing conflicts of interest.

The FSA Handbook also contains rules governing BlueBay's senior management arrangements, systems and controls. In particular, these require the appointment of one or more members of senior management (normally, the chief executive) to take responsibility for: (i) the apportionment of significant responsibilities among directors and senior managers so that it is clear who has responsibility for the different areas of the firm's business (allowing for the proper supervision and control of the firm's activities by its governing body and relevant senior managers); and (ii) overseeing the establishment and maintenance of systems and controls which are appropriate to the particular business. The person with responsibility for these functions, together with any other person who performs a "controlled function", is required to be approved by the FSA under its approved persons regime. Persons performing a "controlled function" include directors, the compliance officer, the money laundering reporting officer and persons carrying out significant management functions or customer functions.

If a breach of the FSA's rules occurs, the FSA has the power to take a wide range of disciplinary actions against regulated firms and any FSA approved persons, including public censure, the imposition of fines, the variation, suspension or termination of the firm's authorisation or the removal of approved status from individuals.

Principles for businesses

BlueBay is subject to certain high-level principles which are intended to ensure fairness and integrity in the provision of financial services in the U.K.

In particular, they require a firm to: (1) conduct its business with integrity and with due skill, care and diligence; (2) take reasonable care to organise and control its affairs responsibly and effectively, with adequate risk management systems; (3) maintain adequate financial resources; (4) observe proper standards of market conduct; (5) pay due regard to the interests of customers and treat them fairly; (6) pay due regard to the information needs of its clients and communicate information to them in a way which is clear, fair and not misleading; (7) manage conflicts of interest fairly, both between itself and its customers and between a customer and another client; (8) take reasonable care to ensure the suitability of its advice and discretionary decisions for any customer who is entitled to rely upon its judgment; (9) arrange adequate protection for clients' assets when it is responsible for them; and (10) deal with its regulators in an open and co-operative way, and disclose to the FSA appropriately anything relating to the firm of which the FSA would reasonably expect notice.

A breach of the principles by BlueBay gives the FSA the right to take disciplinary action against the firm.

Restrictions on changes of control

Firms authorised by the FSA are subject to restrictions regarding persons who may act as a "controller" of them. Broadly, a "controller" for the purposes of the FSA's rules means a person who alone or with associates holds (directly or indirectly) ten per cent. or more of the shares or voting rights in a regulated firm or its parent company.

Under FSMA, a person who proposes to become a controller of an U.K. authorised firm, or an existing controller who proposes to increase their interest to 20 per cent. or more, 33 per cent. or more, or 50 per cent. or more must first notify and obtain the approval of the FSA, with the FSA having up to three months to approve any such acquisition. The FSA is permitted to serve a notice of objection to the acquisition of or increase in control and, if it does serve such a notice, is required to specify in the notice its reasons for the objections. Breach of the notification and approval requirements is a criminal offence, although there are rights of appeal against any such objection by the FSA.

A person who ceases to be a ten per cent. controller or who reduces an existing interest below the 50 per cent., 33 per cent. or 20 per cent. level must only provide written notice to the FSA. FSA approval is not required for reduction or cessation of control. Breach of the notification requirements is a criminal offence. Certain notification obligations are also imposed on authorised firms in relation to any changes of control they undergo.

Consumer complaints and compensation

Rules made by the FSA under FSMA have established a compensation scheme. The scheme provides for limited compensation to be paid to certain categories of customers who suffer losses as a consequence of a regulated firm being unable to meet its liabilities.

A Financial Ombudsman Service has also been set up under FSMA. This operates independently of the FSA and allows certain categories of customers to escalate complaints about a firm (for example in relation to mis-selling or the provision of a poor service or product by the firm) to the Ombudsman.

Regulatory capital

Regulatory capital requirements form an integral part of the FSA's prudential supervision of U.K. authorised firms. The regulatory capital rules oblige firms to hold a certain amount of capital at all times (taking into account the particular risks to which the firm may be exposed given its business activities), thereby helping to ensure that firms can meet their liabilities as they fall due and safeguarding their (and their counterparties') financial stability. The FSA also expects firms to take pro-active approach to monitoring and managing risks, consistent with its high level requirement for firms to have adequate financial resources.

Regulatory capital requirements exist on two levels. The first is a solo requirement aimed at individual authorised entities (with the relevant firm being required to submit periodic returns to demonstrate compliance with the relevant requirement). The second is a consolidated (or group) requirement and relates to a part of or the entire group of which an authorised firm or firms form part. The FSA's rules in relation to capital requirements are in the process of being updated to implement the recast EU Capital Requirements Directive ("**CRD**"), which is expected to come into force in the UK in January 2007. The CRD, which amends two existing capital requirements Directives (The Banking Consolidation Directive and the Capital

Adequacy Directive), introduces a more risk-based approach to capital adequacy (with a particular emphasis on operational risk).

Money laundering

In addition, the U.K. Money Laundering Regulations 2003 require, broadly speaking, any person who carries on financial services business in the U.K. to observe certain administrative procedures and checks designed to prevent money laundering. Failure to maintain the necessary procedures is a criminal offence. The Proceeds of Crime Act 2002 also contains a number of offences in relation to money laundering.

REGULATORY FRAMEWORK IN THE EUROPEAN UNION

As stated above, BlueBay has obtained the appropriate European investment services passport rights to provide cross-border services into a number of other EEA states. This "passport" derives from the pan-European regime established by the Investment Services Directive ("ISD") which regulates the provision of investment services throughout the EEA.

As part of the general aim of creating a single, integrated, European market in financial services, the ISD gives investment firms which are authorised in any one EEA member state the right to provide investment services on a cross-border basis, or through the establishment of a branch to clients located in other EU Member States (known as "host Member States") on the basis of their home Member State authorisation without the need for separate authorisation by the competent authorities in the relevant host Member State. This is known as "passporting".

The ISD is due to be replaced by a new Directive, the Markets in Financial Instruments Directive ("MiFID"), which is expected to come into force on 1 November 2007. MiFID will make important changes to the way in which Investment business is conducted across the EEA. These include, amongst others, an extension to the scope of the passport but also clarification that the conduct of business rules of a host Member State are not to apply to a firm providing services within its territory on a cross-border basis (certain host Member State conduct of business rules will apply to branches). The FSA is in the process of consulting on how it will implement MiFID in the UK, but it is expected to have a reasonably significant impact on the financial services industry.

REGULATORY FRAMEWORK IN THE UNITED STATES

BlueBay, pursuant to the Investment Advisers Act of 1940, as amended (the "IAA", the "Investment Advisers Act") is registered with the SEC as an investment adviser. The IAA creates regulations that govern many aspects of BlueBay's activities. These regulations govern, among other things, fiduciary duties to clients, engaging in transactions with clients, maintaining an effective compliance program, performance fees, solicitation arrangements, conflicts of interest, advertising, and recordkeeping, reporting and disclosure requirements. In addition, the IAA places limitations on principal transactions between an adviser or its affiliates and advisory clients. The IAA also includes broad anti-fraud provisions.

Under the IAA, the SEC has broad administrative powers, including the power to restrict, limit or prohibit an investment adviser from carrying on its business in the event it fails to comply with such laws and regulations. Possible sanctions include limitations on engaging in particular lines of business for a specified amount of time, suspension of individual employees from BlueBay, revocation of investment adviser registration, censure, and fines. In addition the SEC has the authority to examine a registered investment adviser's activities, books, and records, and can seek a range of criminal penalties beyond the civil penalties discussed above.

As a registered adviser, BlueBay is required to adopt a comprehensive written compliance policy, and is required to appoint a chief compliance officer who has the authority and responsibility to monitor adherence to these policies.

BlueBay derives its revenue from investment advisory activities through investment management agreements. Under the IAA, an investment advisory agreement may not be assigned without the client's consent. The term "assignment" is broadly defined in the IAA and includes direct assignments as well as assignments that may be deemed to occur upon the transfer, directly or indirectly, of a controlling interest in BlueBay.

Other applicable regulations

Activities conducted by BlueBay within the meaning of the IAA may also be subject to regulation by the SEC pursuant to other legislation and by other regulators and by self-regulatory organisations, such as the U.S. National Futures Association and the U.S. Commodity Futures and Trading Commission.

Registered investment advisers, such as BlueBay, may also be required, pursuant to Regulation S-P, issued under the U.S. Gramm-Leach-Bliley Act and other comparable regulations, to adopt policies and procedures that address administrative, technical, and physical safeguards for the privacy protection of private customer records and information, and may, in the future, be required to adopt anti-money laundering policies and procedures pursuant to rules adopted following the enactment of the U.S. Patriot Act.

ADDITIONAL FINANCIAL SUPERVISION OF MEMBERS OF THE GROUP

Luxembourg

BlueBay is the Promoter, Investment Manager and Principal Sales Agent of the BlueBay SICAV and is subject to supervision by the Commission de Surveillance du Secteur Financier ("CSSF"). The BlueBay SICAV is also registered for marketing in Finland, Germany, Luxembourg, Singapore, the UK, Denmark and Switzerland. The European investment services passporting rights obtained by BlueBay and described above do not apply to Switzerland or Singapore; therefore, certain BlueBay-managed sub-funds and shares classes are separately registered in Switzerland and Singapore as appropriate.

Japan

BlueBay has been registered in Japan as an investment adviser with the Kanto Local Finance Bureau since 31 January 2005 and BlueBay Japan Limited has been registered in Japan as an investment adviser with the Kanto Local Finance Bureau since 4 November 2005.

PART XV

Additional Information

1. **Responsibility**

1.1 The Directors and the Proposed Directors, whose names and functions are set out in Part IX – "Directors" and the Company, whose registered office is set out in Section 2 below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors, the Proposed Directors and the Company (who have taken all reasonable care to ensure that such is the case) the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. **The Company**

The Company was incorporated and registered in the United Kingdom on 11 October 1996 as a private limited company under the Act with the name Orchard Capital Management Limited and the registered number 03262598. The Company changed its name to BlueBay Asset Management Limited on 3 July 2001. It was reregistered as a public limited company with the name BlueBay Asset Management plc on 15 November 2006. The principal legislation under which the Company operates is the Act and the regulations made thereunder.

The Company is domiciled in the United Kingdom with its headquarters and registered office at Times Place, 45 Pall Mall, London SW1Y 5JG, tel: +44 (0)20 7389 3700. BlueBay's principal places of business are its offices in London, New York and Tokyo. The addresses of these offices are:

- London: Times Place, 45 Pall Mall, London SW1Y 5JG;
- New York: 590 Madison Avenue, 37th Floor, New York, New York 10022;
- Tokyo: Holland Hills Mori Tower, 5-11-2 Toranomon Minato-ku, Tokyo 105-0001.

The legal and commercial name of the Company is BlueBay Asset Management plc. The Ordinary Shares have been created under the Act.

3. **Share Capital**

3.1 As at 30 June 2006, being the date of the most recent balance sheet of the Company included in Part XVI – "Financial Information on BlueBay", the authorised and issued and fully paid share capital of the Company was as follows:

		Issued	
Authorised Number	*Nominal value (at 1 penny per share)*	*Number*	*Nominal value (at 1 penny per share)*
A Shares 600,000	£6,000	600,000	£6,000
B Shares 600,000	£6,000	600,000	£6,000
C Shares 303,900	£3,039	–	–
D Shares 496,100	£4,961	496,100	£4,961

3.2 **Authorised Capital**

The Company was incorporated on 11 October 1996 with an authorised share capital of 1,000 ordinary shares of £1.00 each.

On 20 December 2000, by a shareholders' written resolution, the authorised share capital of the Company was increased to £20,000 consisting of 20,000 ordinary shares of £1.00 each.

On 3 July 2001, by a shareholders' written resolution, the authorised share capital of the Company was subdivided and reclassified such that the Company's share capital consisted of 600,000 A Shares, 600,000 B Shares and 800,000 C Shares.

By arrangements entered into between the Company and certain employees in December 2005, 211,000 C Shares were made subject to EMI Options granted by the Company to certain employees. As a result of the departure of certain employees and the consequent lapse of their EMI Options, there are currently outstanding EMI Options over 207,750 C Shares (for further detail on the EMI Options, please see section 5 of this Part XV – "Additional Information" – of this Prospectus).

By further arrangements entered into between the Company and certain employees since the spring of 2006, 96,000 C Shares have been made subject to Unapproved Options granted by the Company to certain employees, all of which remain outstanding.

On 8 March 2006, by a shareholders' written resolution, 470,000 C Shares were reclassified as new D Shares and the Articles were amended accordingly. On 20 April 2006, by a shareholders' written resolution, a further 41,500 C Shares were reclassified as new D Shares and the Articles were amended accordingly. On 22 June 2006, by a shareholders' written resolution, the remaining authorised but unissued 15,400 D Shares were reclassified as new C Shares and the Articles were amended accordingly.

By written resolutions dated 1 November 2006, a bonus issue of shares and alteration of nominal value was authorised and made such that 9 new A Shares, B Shares and D Shares were issued fully paid up for each A Share, B Share and D Share held and the nominal value of the C Shares was increased from 1 penny per C Share to 10 pence per C Share, such bonus issue and nominal value alteration being funded by a capitalisation of monies standing to the credit of the Company's share premium account.

By written resolutions dated 1 November 2006, the Company was authorised to consolidate and split, effective from shortly prior to Admission, its A Shares, B Shares, unissued C Shares and D Shares into one class of Ordinary Shares of 0.1 pence each. Further by written resolutions dated 1 November 2006, the Company increased its authorised share capital to 250,000,000 Ordinary Shares effective immediately following the share consolidation and split.

3.3 Issued Capital

On incorporation, one ordinary share of £1 in the capital of the Company was issued to Christopher Langridge for £1 on 10 November 1999.

On 10 November 1999, one ordinary share of £1 in the capital of the Company was issued to Mark Poole for £1. The new total issued share capital of the Company was £2, divided into 2 ordinary shares of £1 each. The one ordinary share of £1 held by Christopher Langridge was transferred to Hugh Willis for £1.

On 20 December 2000, a total of 5,998 ordinary shares of £1 each in the capital of the Company were issued to Mark Poole and Hugh Willis for a total of £5,998.

On 3 July 2001, a total of 600,000 A Shares were issued to Barclays Bank PLC and Shinsei Bank, Limited for €12.5 each. Also on 3 July 2001, the 6,000 ordinary shares of £1 each issued to Hugh Willis and Mark Poole were reclassified as 600,000 B Shares.

On 9 April 2006, 466,100 D Shares were issued to Appleby Nominees (Jersey) Limited (formerly BL Nominees Limited). On 26 April 2006 and 10 May 2006, a further 22,500 D Shares and 7,500 D Shares respectively were issued to Appleby Nominees (Jersey) Limited.

On 9 November 2006, 75,000 D Shares were transferred by Appleby Nominees (Jersey) Limited, at the discretion of BlueBay, to the BlueBay Asset Management plc Employee Benefit Trust, in accordance with the D Share Subscription Arrangements.

The corporate reorganisation of the Company and Admission will trigger a right of early exercise for the holders of EMI Options and Unapproved Options issued by the Company. For further detail on the terms of these options please see section 5 of this Part XV – "Additional Information". It is expected that the EMI Options will be exercised in full on Admission, with the effect that the Company will issue, as previously authorised, a further 20,775,000 Ordinary Shares to Appleby

Nominees (Jersey) Limited (such number assuming the completion of the bonus issue and capital reorganisation to be undertaken in connection with the Offer).

From Admission there will be a further 9,600,000 Ordinary Shares under Unapproved Option, which will become exercisable upon the adoption of the New Articles and Admission (for further detail on the terms of these options please see section 5 of this Part XV – "Additional Information").

3.4 The Takeover Code and Concert Parties

The City Code on Takeovers and Mergers (the **"Code"**) applies to all takeover and merger transactions in relation to the Company (where the Company is an actual or potential target) and operates principally to ensure that shareholders are treated fairly and are not denied an opportunity to decide on the merits of a takeover and that shareholders of the same class are afforded equivalent treatment by an offeror. The Code also provides an orderly framework within which takeovers are conducted. In addition, it is designed to promote, in conjunction with other regulatory regimes, the integrity of the financial markets.

The Panel on Takeovers and Mergers (the **"Panel"**) is an independent body whose main functions are to issue and administer the Code and to supervise and regulate takeovers and other matters to which the Code applies in accordance with the rules set out in the Code. It has been designated as the supervisory authority to carry out certain regulatory functions in relation to takeovers pursuant to the Directive on Takeover Bids (2004/25/EC) (the **"Directive"**). Its Directive functions are set out under The Takeovers Directive (Interim Implementation) Regulations 2006 (the **"Regulations"**). Rules are set out in the Code (including the Introduction, the General Principles, the Definitions and the Rules (and the related Notes and Appendices) set out in the Code) and the Rules of Procedure of the Panel Hearings Committee.

Following the implementation of the Directive in the U.K. by means of the Regulations, the rules set out in the Code which are derived from the Directive now have a statutory basis. The Code is based upon a number of general principles which are essentially statements of good standards of commercial behaviour. One such principle, which is enshrined in more detail in Rule 9 of the Code, states that if a person acquires control of a company, the other holders of securities must be protected. In particular, Rule 9 of the Code states that where:

(i) any person acquires, whether by a series of transactions over a period of time or not, an interest in shares which (taken together with shares in which persons acting in concert with him are interested) carry 30 per cent. or more of the voting rights of a company; or

(ii) any person, together with persons acting in concert with him, is interested in shares which in the aggregate carry not less than 30 per cent. of the voting rights of a company but does not hold shares carrying more than 50 per cent. of such voting rights and such person, or any person acting in concert with him, acquires an interest in any other shares which increases the percentage of shares carrying voting rights in which he is interested,

such person must extend offers, on the basis set out in the Code, to the holders of any class of equity share capital, whether voting or non-voting, and also to the holders of any other class of transferable securities carrying voting rights.

"Interest in shares" is defined broadly in the Code. A person who has long economic exposure, whether absolute or conditional, to changes in the price of shares will be treated as interested in those shares. A person who only has a short position in shares will not be treated as interested in those shares.

In particular, a person will be treated as having an interest in shares if:

- he owns them;
- he has the right (whether conditional or absolute) to exercise or direct the exercise of the voting rights attaching to them or has general control of them;
- by virtue of any agreement to purchase, option or derivative he:
  - (a) has the right or option to acquire them or call for their delivery; or
  - (b) is under an obligation to take delivery of them,

whether the right, option or obligation is conditional or absolute and whether it is in the money or otherwise; or

- he is party to any derivative:
  - (a) whose value is determined by reference to their price; and
  - (b) which results, or may result, in his having a long position in them.

"Voting Rights" for these purposes means all the voting rights attributable to the share capital of a company which are currently exercisable at a general meeting.

Unless the Panel consents, the offer must be made to all other shareholders, must be in cash (or have a cash alternative) and cannot be conditional on anything other than the securing of acceptances in respect of shares which, together with shares acquired or agreed to be acquired before or during the offer, will result in the offeror and persons acting in concert with him holding shares carrying more than 50 per cent. of the voting rights.

The Panel must be consulted in advance in any case where Rule 9 of the Code might be relevant. This will include any case where a person or group of persons acting in concert is interested in shares carrying 30 per cent. or more but does not hold shares carrying more than 50 per cent. of the voting rights of a company, or may become interested in 30 per cent. or more on full implementation of the proposed purchase of own shares. In addition, the Panel should always be consulted if the aggregate interests in shares of the directors and any other persons acting in concert, or presumed to be acting in concert, with any of the directors amount to 30 per cent. or more, or may be increased to 30 per cent. or more on full implementation of the proposed purchase of own shares.

Immediately following Admission, Hugh Willis and Mark Poole will be considered by the Panel to be acting in concert for the purposes of Rule 9 of the Code. At Admission it is expected that they will have an aggregate interest in shares of 24.56 per cent.

As the employee benefit trusts established by the Company (which include both of the Jersey resident trusts to be used in conjunction with the EIP and the UK resident trust of the SIP) will only be used to acquire shares in the Company in order to satisfy awards which have been made and are intended to be made under the Company's employees' share schemes (details of which are set out in section 5.4 of this Part XV – "Additional Information" – of this document), the Panel has confirmed that it would not, outside of an "offer period" (as deemed under the Code), expect the trustees of those trusts to be treated as acting in concert with the Directors for the purposes of Rule 9 of the Code.

3.5 Acquisition of Shares by Directors

D Shares have been acquired by Directors under the terms of the D Share Subscription Arrangements at prices ranging from £15.41 to £28.53 per D Share. Details of the interests of Directors in Ordinary Shares are set out in Part IX – "Directors". Further Ordinary Shares will be acquired by Directors pursuant to the exercise of EMI Options granted by the Company. For more details on option arrangements and the D Share Subscription Arrangements, please section 5 of this Part XV – "Additional Information" – of this Prospectus.

4. Summary of the Memorandum and the New Articles

(a) *Memorandum of Association*

BlueBay's principal object is to carry on business as a general commercial Company. The objects of the Company are set out in full in paragraph four of the Memorandum of Association which is available for inspection at the address specified in Section 21 of this Part XV of this document.

(b) *Articles of Association*

The Articles of Association, which were adopted pursuant to a special written resolution on 1 November 2006, to take effect shortly prior to Admission, expected to occur on 22 November 2006, contain (among others) provisions to the following effect:

(i) *Share Capital*

(a) Issue of Shares

Subject to the provisions of the Act and without prejudice to any rights attaching to any existing shares, any share may be issued with such rights or restrictions as the Company may by ordinary resolution determine (or in absence of such resolution, as the directors may determine). *(Article 4)*

Subject to the provision of the Act and the Articles, the unissued shares in the Company shall be at the disposal of the directors who may offer, allot, grant options over or otherwise dispose of them to such persons and on such terms as the directors think fit. *(Article 6)*

(b) Changes to the Share Capital

The Company may by ordinary resolution:

- increase its share capital;
- consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;
- subject to the provisions of the Act, sub-divide its shares (or any of them) into a smaller amount than is fixed by its Memorandum of Association and determine that as between the shares arising from that sub-division, any of the shares have any preference or advantage as compared with the others;
- cancel shares which (at the date of the resolution) have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. *(Article 42)*

Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account, in any way. *(Article 44)*

(c) Redemption of Shares

Subject to the provisions of the Act, any share may be issued which is or is to be liable to be redeemed at the option of the Company or the holder in accordance with the Articles. *(Article 5)*

(d) Purchase of own shares

Subject to the provisions of the Act, the Company may purchase its own shares (including redeemable shares) and may hold such shares as treasury shares or cancel them. *(Article 45)*

(ii) *Rights Attaching to Shares*

(a) Dividends

Subject to the provisions of the Act, the Company may by ordinary resolution declare dividends in accordance with the respective rights of the members but no dividends shall exceed the amount recommended by the directors. Subject to the provisions of the Act, the directors may pay interim dividends, or dividends payable at a fixed rate, it if appears to them that they are justified by the profits of the Company available for distribution. If the directors act in good faith they shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights. *(Articles 121, 122)*

Subject to the provisions of the Act and except as otherwise provided by the Articles or the rights attached to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. If any share is issued on terms that it

ranks for dividend as from a particular date, it shall rank for dividend accordingly. In any other case, dividends shall be apportioned and paid proportionately to the amount paid up on the shares during any portion(s) of the period in respect of which the dividend is paid. *(Article 123)*

A general meeting declaring a dividend may, upon the recommendation of the directors, direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same as they think fit. With the authority of an ordinary resolution of the Company, the directors may offer any holders of ordinary shares the right to elect to receive ordinary shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the directors) of any dividend specified by the ordinary resolution. *(Articles 124, 128)*

Notwithstanding any other provision of the Articles, but without prejudice to the rights attached to any shares, the Company or the directors may fix a date as the record date by reference to which a dividend will be declared or paid or a distribution, allotment or issue made, and that date may be before, on or after the date on which the dividend, distribution, allotment or issue is declared, paid or made. *(Article 130)*

No dividends or other money payable in respect of a share shall bear interest against the Company, unless otherwise provided by the rights attached to the share. *(Article 126)*

The Company may cease to send any cheque or warrant (or to use any other method of payment) for any dividend payable in respect of a share if:

- in respect of at least two consecutive dividends payable on that share the cheque or warrant has been returned undelivered or remains uncashed (or that other method of payment has failed) or
- following one such occasion reasonable enquiries have failed to establish any new address of the holder, but subject to the Articles, may recommence sending cheques or warrants (or using another method of payment) for dividends payable on that share if the person or persons entitled so request.

Any dividend which has remained unclaimed for twelve years from the date when it became due payable shall, if the directors so resolve, be forfeited and cease to remain owing by the Company. *(Articles 125(2), 127)*

(b) Voting rights

Subject to any rights or restrictions attached to any shares and to the provisions of the Act, every member present in person (or for a corporation present by a duly authorised representative, not himself a member entitled to vote) shall have one vote on a show of hands and on a poll every member shall have one vote for every share of which he is the holder. In the case of joint holders, the vote of the person who stands first in the register of members and who tenders a vote shall be accepted to the exclusion of any votes tendered by the other joint holders. On a poll votes may be given personally or by proxy or (for a corporate member) by duly authorised representative. A member entitled to more than one vote, if he votes need not use all his votes or cast all votes he uses in the same way. *(Articles 69, 70, 74)*

No member shall have any right to vote at any general meeting or at any separate meeting of the holders of any class of shares, either in person or by representative or proxy, in respect of any share held by him unless all amounts presently payable by him in respect of that share have been paid. *(Article 72)*

(c) Transfer of the Shares

A share in certificated form may be transferred by an instrument of transfer, which may be in any usual form or in any other form approved by the directors, executed by or on behalf of the transferor and, where the share is not fully paid, by or on behalf of the transferee. A share in uncertificated form may be transferred by means of the relevant system concerned. *(Articles 29, 30)*

In their absolute discretion and without giving any reasons, the directors may refuse to register the transfer of a share in certificate form which is not fully paid provided that if the

share is listed on the Official List such refusal does not prevent dealings in the shares from taking place on an open and proper basis. The directors may also refuse to register a transfer of a share in certificated form unless the instrument of transfer:

- is lodged, duly stamped, at the registered office of the Company or such other place as the directors may appoint and is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer;
- is in respect of only one class of share; and
- is not in favour of more than four transferees.

The directors may refuse to register a transfer of a share in uncertificated form to a person who is to hold it thereafter in certificated form in any case where the Company is entitled to refuse to register the transfer under the Uncertificated Securities Regulations *(Article 31)*

If the directors refuse to register a transfer of a share, they shall send the transferee notice of that refusal within two months after the date on which the transfer was lodged with the Company (for the transfer of a share in certificated form) or the date the Operator-instruction was received by the Company (for the transfer of shares in uncertificated form which will be held thereafter in certificated form). *(Article 32)*

Subject to the Uncertificated Securities Regulations, the registration of transfers of shares or of any class of shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the directors may determine. *(Article 33)*

No fee shall be charged for the registration of any instrument of transfer or other document or instruction relating to or affecting the title to any share. *(Article 34)*

(d) Distribution of assets on a winding up

If the Company is wound up, with the sanction of an extraordinary resolution and any other sanction required by law and subject to the Act, the liquidator may divide among the members in specie the whole or any part of the assets of the Company and for that purpose may value any assets and determine how the division shall be carried out as between the members or different classes of members. With the like sanction, the liquidator may vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he may with the like sanction determine, but no member shall be compelled to accept any assets upon which there is a liability. *(Article 143)*

(e) Restrictions on rights: failure to respond to a section 212 notice

If a member, or any other person appearing to be interested in shares held by that member, fails to provide the information requested in a notice given to him/her under section 212 of the Act by the Company in relation his/her interest in shares (the "default shares") within 14 days of the notice, sanctions shall apply unless the directors determine otherwise. The sanctions available are the suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or any separate meeting of the holders of any class or on any poll and where the default shares represent at least 0.25 per cent. of their class (excluding treasury shares) also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions). *(Article 40)*

(f) Untraced members

The Company shall be entitled to sell at the best price reasonably obtainable any share held by a member, or any share to which a person is entitled by transmission, if

- for a period of twelve years, during which at least three dividends in respect of the share have become payable, no cheque or warrant or other method of payment for amounts payable in respect of the share sent and payable in a manner authorised by the Articles has been cashed or been successful and no communication has been received by the Company from the member or person concerned;
- the Company has, after the expiration of that period, by advertisement in a national newspaper published in the UK and in a newspaper circulating in the area of the

registered address or last known address of the member or person concerned, given notice of its intention to sell such share; and

- the Company has not during the further period of three months after the date of the advertisement and prior to the sale of the share received any communication from the member or person concerned.

The Company shall be indebted to the member or other person entitled to the share of an amount equal to the net proceeds of the sale, but no trust or duty to account shall arise and no interest shall be payable in respect of the proceeds of sale. *(Article 41)*

Subject to the Act, if on three consecutive occasions notices or other communications have been sent by post to a member at his registered address (or in the case of a member whose registered address is not within the UK, any address given by him to the Company for the service of notices within the UK, not being an address for the purposes of electronic communication) but have been returned undelivered, the member shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or in the case of a member whose registered address is not within the UK, a new address for the purposes of service of notices in the UK). *(Article 140)*

(iii) *Variation of rights*

Subject to the provisions of the Act, if the capital of the Company is divided into different classes of shares, the rights attaching to any class may be varied in such manner (if any) as may be provided by those rights or if there are no such provisions either with the written consent of the holders of three quarters in nominal value of the issued shares of that class (not including any treasury shares) or with the sanction of an extraordinary resolution passed at a separate meeting of the holders of such shares. To every such separate meeting, the provisions of the Articles relating to general meetings shall apply except that the quorum for any such meeting shall be two persons together holding or representing by proxy at least one third in nominal value of the issued shares of the class in question (excluding treasury shares). At an adjournment meeting the quorum shall be one person holding shares of the class in question (excluding treasury shares) or his proxy. *(Article 11)*

Unless otherwise expressly provided by the rights attached to any class of share, those rights shall be deemed not to be varied by the purchase by the Company of any of its own shares or the holding of such shares in treasury. *(Article 12)*

(iv) *Directors of the Company*

(a) Appointment

Unless the Company determines otherwise by ordinary resolution, the number of directors (other than alternate directors) shall not be subject to any maximum but shall not be less then two. The directors need not be members of the Company. *(Articles 83, 84)*

Subject to the Articles, the Company may by ordinary resolution appoint a person who is willing to act to be a director either to fill a vacancy or as an additional director. The directors may appoint a person who is willing to act to be director (either to fill a vacancy or as an additional director) provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors. A person appointed as a director by the other directors is required to retire at the next AGM and shall then eligible for reappointment. *(Articles 99, 100)*

Other than a director retiring at the meeting, no person shall be appointed or reappointed a director at any general meeting unless he is recommended by the directors or notice of the intention to propose such person for appointment or reappointment executed by a member qualified to vote on the appointment or reappointment is given to the Company not less than seven nor more than 35 days before the date appointed for the meeting. *(Article 97)*

(b) Retirement

At each AGM, all directors who held office at the time of the two preceding AGMs and who did not retire by rotation or retire following their appointment by the other directors shall retire from office by rotation and then be eligible for reappointment. If the Company does not fill the vacancy the retiring director shall, if willing to act, be deemed to have been

reappointed unless at the meeting it is resolved not to fill the vacancy or a resolution for the reappointment of the director is put to the meeting and lost. If a director retiring by rotation is not reappointed or deemed to have been reappointed, he shall retain office until the meeting elects someone in his place or, if it does not do so, until the end of the meeting. *(Articles 95, 96, 101)*

(c) Removal

Without prejudice to the provisions of the Act, the Company may remove a director before the expiration of his period of office by ordinary resolution. *(Article 102)*

The office of a director shall be vacated if:

- he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or
- he becomes bankrupt or makes any arrangement or composition with his creditors generally; or
- he is, or may be, suffering from mental disorder and either:
  - he is admitted to hospital in pursuance of an application for admission under the Mental Health Act 1983 or under the Mental Health (Scotland) Act 1984; or
  - an order is made by a court having jurisdiction in matters concerning mental disorder for his detention or for the appointment of any person to exercise powers with respect to his property or affairs; or
- he resigns his office by notice in writing to the Company; or
- in the case of a director who holds any executive office, his appointment as such is terminated or expires and the directors resolve that his office be vacated; or
- he is absent for more than six consecutive months without permission of the directors from meetings of the directors held during that period and the directors resolve that his office be vacated; or
- a notice in writing is served upon him signed by all other directors for the time being to the effect that his office as director shall on receipt of such notice be vacated. *(Article 103)*

(d) Age

No person shall be disqualified from being appointed or reappointed as a director and no director shall be requested to vacate that office by reason of his attaining the age of 70 or any other age. *(Article 104)*

(e) Powers of directors

The business of the Company shall be managed by the directors. Subject to the provisions of the Act, the Memorandum and the Articles and to any directions given by special resolution, they may exercise all the powers of the Company. *(Article 91)*

The directors may appoint one or more of their number to any executive office under the Company for such term, at such remuneration and such other conditions as the directors think fit (subject to the provisions of the Act). *(Article 105)*

The directors may delegate any of their powers to any managing director, any director holding any other executive office or any other director; any committee consisting of one or more directors and (if thought fit) one or more other persons (but subject to the majority of the members of the committee being directors); and any local board or agency for managing the affairs of the Company either in the UK or elsewhere. *(Article 93(1))*

Any director (other than an alternate director) may appoint any other director, or any other person approved by resolution of the directors, to be an alternate director and may remove such an alternate director from office. *(Article 86)*

(f) Borrowing powers

The directors shall restrict the borrowings of the Company and exercise all powers of control exercisable by the Company in relation to the subsidiary undertakings so as to secure (insofar as they can) that the aggregate principal amount (including any premium payable on final repayment) outstanding of all money borrowed by the Group (excluding intra-group borrowings other than as specifically provided by the Articles) shall not at any time, save with the previous sanction of an ordinary resolution of the Company, exceed an amount equal to three times of the aggregate of

(i) the amount paid up on the share capital of the Company; and

(ii) the total of the capital and revenue reserves of the Group, including any share premium account, capital redemption reserve and credit balances on the profit and loss account reserve, but excluding amounts attributable to outside shareholders in subsidiary undertakings of the Company and deducting any debit balance on any reserve, all as shown in the then latest audited consolidated balance sheet and profit and loss account of the Group, but adjusted as where may be necessary in respect of any variation in the paid up share capital or share premium account of the Company since the date of that balance sheet and further adjusted as may be necessary to reflect any changes since that date in the companies comprising the Group. *(Article 92(1))*

(g) Votes at board meetings

No business shall be transacted at any meeting of the directors unless a quorum is present and the quorum may be fixed by the directors; unless so fixed at any other number it shall be two. *(Article 110)*

Questions arising at a meeting of the directors shall be decided by a majority of votes. In the case of an equality of votes, the chairman shall have a second or casting vote. *(Article 109(4))*

(h) Conflicts

Subject to the provisions of the Articles the directors may authorise any matter which would otherwise result in or amount to a director infringing his duty to avoid a situation in which he has, or can have a direct or indirect interest which conflicts, or may possibly conflict, with the interests of the Company or his duty not to accept any benefit from a third party conferred by his being or doing anything as a director. *(Article 107)*.

(i) Restrictions on voting

Save as otherwise provided by the Articles, a director shall not vote, or count in the quorum as present, at a meeting of directors on any resolution concerning a matter in which he has, directly or indirectly, a material interest (other than an interest in securities of, or otherwise in or through, the Company) unless his interests arises only because the case falls within one or more of the following subparagraphs:

- the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiary undertakings;
- the resolution relates to the giving to a third party of a guarantee, security or indemnity in respect of an obligation of the Company or any of its subsidiary undertakings for which the director has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;
- his interest arises by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any shares in or debentures or other securities of the Company for subscription, purchase or exchange;
- the resolution relates in any way to a retirement benefit scheme which has been approved, or is conditional upon approval, by the Commissioners for HMRC for taxation purposes;

- the resolution relates to an arrangement for the benefit of employees of the Company or any of its subsidiary undertakings, including but not limited to an employees' share scheme which does not accord a director any privilege or advantage not generally accorded to the employees to whom the arrangement relates;
- the resolution relates to a transaction or arrangement with any other Company in which he is interested, directly or indirectly, provided that he is not the holder of or beneficially interested in 1 per cent. or more of any class of the equity share capital of that Company (or of any other Company through which his interest is derived) and he is not entitled to exercise 1 per cent. or more of the voting rights available to the members of the relevant Company;
- the resolution relates to the purchase or maintenance for any director or directors of insurance against liability. *(Article 115, 116)*

The Company may by ordinary resolution suspend or relax to any extent, in respect of any particular matter, any provision of the Articles prohibiting a director from voting at a meeting of directors or a committee of the directors. *(Article 117)*

(j) Directors' interests

Subject to the provisions of the Act and provided that the director has disclosed to the other directors the nature and extent of any material interest of his, a director, notwithstanding his office,

- may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested;
- may be a director or other officer of, or employed by, or a party to any transaction or arrangement with or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and
- shall not, by reason of his office, be accountable to the Company for any benefit he derives from such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the grounds of such interest or benefit. *(Article 106 (1))*

(k) Directors' remuneration and expenses

Until otherwise determined by the Company by ordinary resolution, the directors (other than alternate directors) shall be paid such fees for their services in the office of director as the directors may determine divided by the directors as they may determine or, failing such determination, equally. *(Article 85(1))*

The directors shall also be paid expenses properly incurred by them in connection with their attendance at meetings of the directors or of committees of the directors or general meetings or separate meetings of any holders in any class of shares or otherwise in connection with the discharge of their duties as directors. *(Article 85(2))*

Any director who performs, or undertakes to perform, services which the directors consider to go beyond the ordinary duties of a director may be paid such special remuneration as the directors may determine. *(Article 85(3))*

(l) Directors' gratuities and pensions

The directors may provide benefits, whether by payments of gratuities or pensions, or by insurance or death or disability benefits or otherwise, for any director or any former director who holds or has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in the business of the Company or with any such subsidiary, and for any member of his family (including a spouse or civil partner or a former spouse and former civil partner) or any such person who is or was dependent on him and may (as well as before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit. *(Article 108)*

(m) Indemnity

Subject to the provisions of the Act, the Company may indemnify any person who is or was a director directly or indirectly (including by funding any expenditure incurred or to be incurred by him) against any loss or liability whether in connection with any proved or alleged negligence, default, breach of duty or breach of trust or otherwise in relation to the Company or any associated Company and/or may purchase and maintain for any such person insurance in relation to the same. *(Article 146)*

(v) *General Meetings*

All meetings shall be called extraordinary general meetings other than the annual general meeting *(Article 46)*. Meetings may be called by the directors. If there are not sufficient directors to call a general meeting, any director or if there is no director any member of the Company may call a general meeting. *(Article 47)*

Subject to the provisions of the Act, at least 21 days' notice must be given for an AGM and an EGM called for the passing of a special resolution. All other EGMs require at least 14 days' notice to be given. *(Article 48)*

The notice of the meeting must specify the place, day and time of the meeting and the general nature of the business to be transacted. If the meeting is an AGM, the notice must specify the meeting as such. Subject to the provisions of the Articles and to any rights or restrictions attached to any shares, notice shall be given to all members, all persons entitled to a share in consequence of the death or bankruptcy of a member and the directors and the auditors of the Company. Any notice to be given to a member may be given by reference to the register of members as it stands at any time within the period of 21 days before the notice is given and no change in the register after that time shall invalidate the giving of the notice. A member whose registered address is not within the UK shall not be entitled to receive any notice from the Company unless he gives the Company an address (not being an address for the purposes of electronic communication) within the UK at which notices may be given to him. *(Articles 48, 135, 137)*

No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorised representative of a corporate which is a member, shall be a quorum. *(Article 50)*

A member may appoint more than one proxy to attend on the same occasion. An appointment of proxy shall be in writing in any usual form or in any other form which the directors may approve and shall be executed by or on behalf of the appointor which in the case of a corporation may be either under its common seal or under the hand of a duly authorised officer. Any corporation (other than the Company itself) which is a member of the Company may, by resolution of its directors or other governing body, authorise such person as it thinks fit to act as its representative at any meeting of the Company, or at any separate meeting of the holders of any class of shares. Submitting an appointment of a proxy shall not preclude the member from attending and voting at the meeting or at any adjournment of it. *(Articles 74, 75, 82)*

A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares. *(Article 56)*

A resolution put to the vote of a meeting shall be decided on a show of hands unless, before or on the declaration of the results of the show of hands, a poll is demanded. Subject to the provisions of the Act, a poll may be demanded by

- the chairman;
- not less than five members having the right to vote at the meeting;
- any member or members representing at least one-tenth of the total voting rights of all the members having the right to vote at the meeting (excluding any voting rights attaching to treasury shares held by the Company);

- any member or members holding shares which confer a right to vote on the resolution on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right (excluding any voting rights attaching to treasury shares held by the Company). *(Article 62)*

In the case of an equality of votes (whether on a show of hands or a poll), the chairman shall be entitled to a casting vote in addition to any other votes he may have. *(Article 66)*

The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to such searches or other security arrangements as they or he consider appropriate. The directors or the chairman may in their or his absolute discretion refuse entry to, or eject from the meeting, any person who refuses to submit to a search or otherwise comply with such security arrangements. (*Article 54*)

The directors or chairman of the meeting may take such action, give such direction or put in place such arrangement as they or he consider appropriate to secure the safety of the people attending the meeting and to promote the orderly conduct of the business of the meeting. *(Article 55)*

The directors may make arrangements for simultaneous attendance and participation (including by way of video link) at satellite meeting places, provided that all member and proxies wishing to attend the meeting are able to attend one or other of the venues. *(Article 57)*

5. Employee Share Schemes and Equity Remuneration

In addition to salary and bonus remuneration, BlueBay's employee remuneration structure is made up of certain employee share option schemes, deferred bonus share awards and conditional BlueBay share awards, as decribed below.

5.1 Share Option Schemes Adopted Prior to Admission

The Company has operated the Existing Employee Share Option Schemes prior to Admission.

Under the Existing Employee Share Option Schemes, which are administered by the Remuneration Committee, there remain outstanding options granted to eligible employees over 303,750 C Shares.

Certain options were granted as Enterprise Management Incentive options under the provisions of sections 527 - 541 of and Schedule 5 to the Income Tax (Earnings & Pensions) Act 2003 ("**EMI Options**"). Any options that are not EMI options are "**Unapproved Options**".

The EMI Options and Unapproved Options were granted on terms that:

- in normal circumstances, EMI Options and Unapproved Options could be exercised in accordance with a vesting schedule as follows: 25 per cent. on or after each of 30 January 2007, 30 January 2008, 30 January 2009 and 30 January 2010;
- in connection with an initial public offering, EMI Options and Unapproved Options could be exercised regardless of the vesting schedule;
- immediately following a sale of the Company, EMI Options and Unapproved Options could be exercised regardless of the vesting schedule, within 30 days from the date of sale. To the extent that options remain unexercised at the end of that 30 day period, options lapse;
- lapse provisions apply in circumstances where an optionholder ceases to be an employee of the BlueBay Group;
- options lapse to the extent not exercised by the tenth anniversary of the date of grant;
- options may be cancelled (with an optionholder's agreement) on the transfer of the business of the Company as a going concern and following cessation of employment where an optionholder retains the options;
- in the event of a variation in the Company's share capital, options may be adjusted in such manner as the Remuneration Committee determines;

- where an optionholder has exercised all or part of an option prior to leaving employment with the BlueBay Group (in accordance with a right of early exercise) and still holds the resulting shares at the date of cessation, the optionholder may be required to transfer some or all of those shares to either the Company or to a third party (such as an employee benefit trust) at a prescribed price specified in the terms of the original option grant. The proportion of the shares which the optionholder may be required to transfer will depend on how long the shares have been held since exercise: for less than one year, the optionholder will be required to transfer all the shares; for between one and two years, the optionholder will be required to transfer 75 per cent. of the shares; for between two and three years, the optionholder will be required to transfer 50 per cent. of the shares; for between three and four years, the optionholder will be required to transfer 25 per cent. of the shares. If the optionholder has held the shares for four years of more when he ceases to be an employee the optionholder will not be required to transfer any of the shares (the "**Compulsory Transfer Provisions**").

The Existing Employee Share Option Schemes may be amended from time to time by the Board.

Effect of Admission

Following adjustments to the options to reflect the changes in BlueBay's share capital made in connection with Admission, the EMI Options and Unapproved Options will relate to 30,375,000 Ordinary Shares.

In connection with Admission and following the share reorganisation, it is anticipated that EMI Options over a total of 20,775,000 Ordinary Shares will be exercised so as to enable optionholders to obtain tax relief that will otherwise be unavailable 40 days from the share reorganisation.

As a condition of exercise of the EMI Options, the Company has required the holders of the EMI options to enter into an agreement not to sell the resulting 20,775,000 Ordinary Shares for a period of up to four years following Admission (although 25 per cent. of these Ordinary Shares will become available for sale on each anniversary of the date of exercise of the EMI Options).

The Compulsory Transfer Provisions outlined above apply to the Ordinary Shares acquired on the exercise of the EMI Options save that these have been amended such that the Company will not be entitled to acquire any of the relevant shares but instead will direct that such shares be transferred to an employee benefit trust or similar third party.

It is not anticipated that any Unapproved Options will be exercised in connection with Admission but will instead continue on their normal terms as outlined above. To the extent that Unapproved Options are exercised in connecion with Admission, they would be treated in the same way as EMI Options.

5.2 **Deferred Bonus Share Arrangements**

On 28 February 2006, a number of BlueBay employees entered into Deferred Bonus Share Arrangements with BlueBay and Appleby Nominees (Jersey) Limited (formerly BL Nominees Limited) for the conditional award of shares in certain funds managed by BlueBay in lieu of cash bonus payments. Under the terms of these arrangements, the shares were allotted to Appleby Nominees (Jersey) Limited, to be held as nominee for each employee, with the full legal and beneficial interest in the shares to be released to each employee in accordance with the agreed vesting schedule.

5.3 **D Share Subscription Arrangements**

On 9 April 2006, 26 April 2006 and 10 May 2006, BlueBay entered into arrangements with a number of employees for the subscription by such employees for D Shares. Under the terms of each subscription, the D Shares were allotted to Appleby Nominees (Jersey) Limited (formerly BL Nominees Limited) to hold as nominee on behalf of the employee until the D Shares are released under agreed vesting schedules and on behalf of BlueBay as security for the performance of the employee's obligations under the arrangements. Such obligations include the requirement for the employee to meet all related tax liabilities incurred by BlueBay in connection with the D Shares.

In certain cases, partial or full funding of the employees' subscription of their entitlement of D Shares was provided by way of a facility agreement with Barclays Private Bank Limited.

D Shares (or relevant Ordinary Shares following the pre-Admission share reorganisation) which remain "restricted" prior to release under the vesting schedules referred to above are subject to forfeiture provisions in the event that a relevant employee becomes a "Leaver" during the vesting period, as prescribed in the D Share subscription arrangements. At the time the D Share subscription arrangements were entered into, an employee who became a "Leaver" could be required in certain circumstances to transfer D Shares back to the Company. For accounting purposes described elsewhere in this document (please see section 4 of Part XI – "Operating and financial review" – and Note 17 (Share Based Payments) of Part XVI – "Financial Information" of this document), on 6 November 2006, the D Share subscription arrangements were amended to prescribe that any D Share so forfeited under these arrangements would be transferred to and repurchased by a third party as directed by the Company. The arrangements were also amended to reflect that Barclays Bank PLC would subsequently provide the subscription funding in place of Barclays Private Bank Limited, pursuant to an internal reorganisation of the Barclays group of companies.

5.4 The New Employee Share Schemes

The Directors believe that it is important to attract, motivate and retain employees of the appropriate calibre and to align their interests with those of shareholders in the Company. Accordingly, the New Employee Share Schemes will be adopted prior to and conditional upon Admission. None of the benefits under the New Employee Share Schemes are pensionable and participation by Executive Directors will be approved by the Remuneration Committee of the Board. Non-executive directors will not be eligible to participate in any of the New Employee Share Schemes.

None of the New Employee Share Schemes will be operated more than ten years after Admission and the Remuneration Committee or the Board, as appropriate, will continue to review the operation of the New Employee Share Schemes during this period.

The terms of the New Employee Share Schemes are summarised below. Copies of the documents establishing the New Employee Share Schemes are available for inspection at the address specified in paragraph 21 of this Part XV.

Equity Incentive Plan ("EIP")

General

The EIP is designed to enable the grant of different types of employee share awards ("**awards**") in the form of market value share options and free share awards.

A free share award may be granted under the EIP either as a conditional allocation (which may be satisfied in cash or shares), a nil (or nominal cost) option with a short exercise window or as forfeitable shares.

A share option may be granted under:

1. an approved part to the EIP for which approval from HMRC under Schedule 4 to Income Tax (Earnings and Pensions) Act 2003 will be sought. The approved part will allow market value options over shares valued up to £30,000 to be granted to eligible employees resident for tax purposes in the United Kingdom; and
2. the unapproved parts to the EIP allowing for the grant of unapproved options or options in the form of equity-settled share appreciation rights. Share options in excess of the £30,000 limit for approved options, or share options granted to non-UK employees, will be granted under the unapproved parts of the EIP.

Awards will be granted over Ordinary Shares.

Eligibility

Employees (including the Executive Directors) of the Company and any participating subsidiary are eligible to be selected for participation in the EIP.

Grant of awards

No payment is required for the grant of an award.

Awards may normally only be granted within 42 days after the announcement of the Company's results for any period, but may be granted at any time that exceptional circumstances exist which justify the grant of awards at that time. Share options under the approved part of the EIP may also be granted within 42 days of approval by HMRC.

Performance conditions

The Remuneration Committee will impose performance conditions at the time of award which must be satisfied before the exercise of any options or satisfaction of any free share awards. The performance conditions will be determined by the Remuneration Committee in light of the Company's circumstances at that time and having regard to market practice and the Company's business plans.

Once awards have been granted, performance conditions may not be altered unless an event occurs which causes the Remuneration Committee to determine that the performance conditions have ceased to be appropriate, in which case the performance conditions may be altered provided that any new performance conditions are fair, reasonable and no more difficult to satisfy (with the prior approval of HMRC in the case of options granted under the approved part of the EIP).

The performance targets will be measured over a fixed period of not less than three years and there will be no provision for retesting.

Exercise price of share options

In the case of share options (other than in relation to free share awards), the exercise price will not be less than the market value of the shares on the date of grant or the average market value on the dealing day before or over a period of up to five dealing days before the date of grant and where shares are to be subscribed, their nominal value (if greater).

Exercise of options/satisfaction of free share awards

Share options will normally be exercisable, subject to any performance conditions being satisfied and the participant remaining in employment (save in certain specified circumstances), during the period commencing on the third anniversary of the date of grant (or such later date as may be specified at the date of grant) and ending on a date not later than the tenth anniversary of the date of grant.

Free share awards will normally vest on the third anniversary of the date of award, subject to the performance target being satisfied and the participant remaining in employment (save in certain specified circumstances). To the extent that an award does not vest it will lapse.

Normally, share options and free share awards lapse on leaving employment. However if a participant ceases employment with any company in the BlueBay Group by reason of death, injury, disability, redundancy, retirement, sale of their employing company or business out of the BlueBay Group, or any other reason as determined by the Remuneration Committee, then the share option or free share award will be capable of exercise or satisfaction subject (where applicable and unless the Remuneration Committee determines otherwise) to the achievement of a pro-rated performance target and a pro-rata reduction in the size of the award to reflect the period of time from the date of grant to the date of cessation of employment as compared to the normal vesting period.

Awards are not transferable. Options may be exercised only by the person to whom they are granted or on death by their personal representatives.

The Remuneration Committee, acting fairly and reasonably, may (and where permitted in any jurisdiction) extend the period of exercise of an option to take into account any restrictions on dealings in Ordinary Shares under the Share Dealing Code.

Individual limits

The Remuneration Committee will determine individual limits on the award of options and free shares, taking account of market practice and the Company's circumstances at such times.

Corporate Events

Share options may be exercised and free share awards may be satisfied in the event of a takeover, court sanctioned compromise or arrangement resulting in a change of control of the Company or winding-up of the Company, subject (where applicable and unless the Remuneration Committee determines otherwise) to the achievement of a pro-rated performance target and a pro-rata reduction in the size of the award to reflect the period of time from the date of award to the date of the relevant event as compared to the normal vesting period. Any remainder of the share option or free share award will lapse.

Alternatively, participants may be allowed to exchange their awards for awards over shares in the acquiring company or an associated company. Where a court sanctioned compromise or arrangement resulting in a change of control of the Company occurs as part of an internal reorganisation of the Company, share options may not be exercised and free share awards may not be satisfied (unless the Remuneration Committee determines otherwise) if participants are offered the opportunity to exchange their share options or free share awards for share options or free share awards over shares in the new company.

Rights attaching to shares

Awards will not confer any shareholder rights on participants (for example, the right to vote), until the share options have been exercised or the free share awards have been satisfied, and the participant has received his or her shares.

Ordinary Shares allotted under the New Employee Share Schemes will rank equally with all other shares of the same class then in issue, but will not qualify for dividends or other rights arising by reference to a prior record date.

Participants in the EIP will be entitled to receive a cash payment following the vesting of their free share awards representing the dividends that they would have received during the vesting period had they been the actual holder or unrestricted holder of the shares subject to a free share award which vests.

The Company will apply to the FSA for the admission of any newly issued Ordinary Shares to the Official List and to the London Stock Exchange for such Ordinary Shares to be admitted to trading on the London Stock Exchange's main market for listed securities.

Variations of share capital

In the event of any variation in the ordinary share capital of the Company, the Remuneration Committee may make such adjustments to the number and description of shares subject to awards and/or the exercise price of an option (if relevant) as it may determine to be appropriate (with the prior approval of HMRC in the case of options under the approved part of the EIP).

The Employee Benefit Trusts (the "EBTs")

Two EBTs will be established by deed prior to Admission and will operate in conjunction with the EIP. The EBTs will be constituted by trust deeds between the Company and an offshore professional trustee and will be of 75 years' duration. The Company has the power to appoint and replace the trustee. The trusts may be amended by the Company and the trustee provided that no amendment shall have the effect of conferring any benefit on the Company or cause the trusts to cease to be employees' share schemes within the meaning of section 743 of the Act or trusts to which section 86 of the Inheritance Tax Act 1984 applies.

The EBTs will not, without prior shareholder approval, make an acquisition of shares where they would then hold more than five per cent. of the Company's issued share capital from time to time. The beneficiaries of the EBTs are the employees, former employees (and their respective families) from time to time of the Group.

The Company and its subsidiaries may fund one of the EBTs by loan or gift to acquire Ordinary Shares by market purchase, by subscription or from treasury. The second EBT will be self-funding and will only be used to acquire shares from current employees which are subject to compulsory transfer provisions (that is, forfeiture). Any options to subscribe for Ordinary Shares granted to the trustee of the EBTs or shares issued to the EBTs (where the EBTs do not acquire Ordinary Shares by market purchase) will be treated as counting against the limit contained in the rules of the EIP.

Share Incentive Plan (SIP)

General

The SIP is designed to be approved by the HMRC under Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003. The SIP will be constituted by a trust deed to be entered into by the Company and such trustees as the Board may appoint. The SIP will operate over Ordinary Shares.

Eligibility

All employees (including the Executive Directors) of the Company and participating BlueBay Group companies who are UK resident taxpayers and have such qualifying period of continuous service (not exceeding 18 months) as the Board may determine are entitled to participate. Overseas employees, who would otherwise qualify, but who do not pay UK tax may be invited to participate.

Shares and awards available under the SIP

The Board may, in its discretion, operate the SIP by offering eligible employees some or all of the following:

- up to £3,000 of free Ordinary Shares in any tax year ("Free Shares");
- the opportunity to agree to deductions being made from participants' pre-tax salary ("Partnership Share Money") to be applied by the trustees in purchasing Ordinary Shares on their behalf ("Partnership Shares"); and
- Ordinary Shares in proportion to the number of Partnership Shares acquired ("Matching Shares"), such proportion not to exceed two Matching Shares for each Partnership Share acquired.

Free Shares

The basis of allocation of Free Shares is at the Board's discretion. The Board may determine whether or not Free Shares are awarded at all, the number or value of Free Shares awarded and whether any such awards shall be subject to performance measures. The performance measures used must be based on business results or other objective criteria and may apply to individuals or larger performance units. If performance targets are not imposed, Free Shares must be awarded according to an objective formula based on a percentage of salary, length of service, amount of earnings or a fixed sum.

Partnership Shares

Each participant's Partnership Share Money may not exceed £1,500 in any tax year nor may it exceed ten per cent. of the participant's annual salary. Partnership Share Money is applied by the trustees in acquiring Partnership Shares on behalf of participants. Partnership Shares may be acquired within 30 days of the deduction being made or, at the Board's discretion, Partnership Share Money may be accumulated over a period of up to 12 months and then applied in the acquisition of Partnership Shares.

Dividend Shares

If dividends are declared in respect of any Ordinary Shares held in the SIP trust, the Board may allow or require those dividends to be re-invested on behalf of the participant in the acquisition of further Ordinary Shares ("Dividend Shares"). The amount which may be applied in the acquisition of Dividend Shares on behalf of any participant may not exceed £1,500 in any tax year.

Acquisition of Ordinary Shares

The trustees of the SIP may buy Ordinary Shares in the market or may subscribe for new Ordinary Shares or acquire treasury shares to satisfy awards made under the SIP.

Holding period

Free Shares and Matching Shares awarded under the SIP must be held in trust by the trustees for a holding period specified by the Board. This period must expire between three and five years from the date of award of the Ordinary Shares or, if earlier, when the participant ceases to be employed by the Company or an associated company. Dividend Shares must remain in trust for a holding period of three years or, if earlier, until the participant ceases to be employed by the Company or an associated company. Partnership Shares may be withdrawn from the trust at any time.

Voting, dividend and other rights

While the Ordinary Shares are held in trust, the participant will be the beneficial owner and will be entitled to receive dividends (subject to any-reinvestment in Dividend Shares) and, through the trustees, to vote and to participate in substantially the same way as other shareholders.

Ordinary Shares may be left in trust until the participant ceases to be employed by the Company or an associated company.

Forfeiture

Free Shares and Matching Shares may be forfeited if the participant ceases to be employed by the Company or an associated company before the expiry of a period specified by the Board (not exceeding three years) beginning with the date of award of such Ordinary Shares, unless the participant leaves employment due to injury, disability, redundancy, sale of the business or subsidiary by which the participant is employed, death or retirement. The Board may also provide that, if a participant withdraws Partnership Shares from the trust within three years of the date on which they were acquired, corresponding Matching Shares shall be forfeited.

Takeover and reconstruction

In the event of a takeover or reconstruction of the Company, where the consideration payable for the Ordinary Shares is in the form of shares which themselves qualify under Schedule 2 to the Income Tax (Earnings and Pensions) Act 2003, the participants' awards will be exchanged for shares in the acquiring company and will remain in the SIP.

In other circumstances, shares cease to be subject to the trust.

Provisions Relating to All the New Employee Share Schemes

Limit on the issue of shares

Each of the New Employee Share Schemes may operate over new issue shares, treasury shares or shares purchased in the market.

In any ten year period the Company may not issue (or have the possibility to issue) more than 15 per cent. of the issued ordinary share capital of the Company under the New Employee Share Schemes and any other employees' share scheme adopted by the Company. This limit reflects the Company's intention to maintain its tradition of significant equity remuneration in an industry where the hiring and retention of top investment professionals is a key strategy. This limit does not include rights to shares (or parts thereof) which are released, lapse or otherwise become incapable of exercise or vesting, outstanding options granted under the Existing Employee Share Option Schemes or any Ordinary Shares acquired by employees under the Existing Employee Share Option Schemes or any shares in the Company acquired by employees before Admission, or any part of an option pursuant to which shares could have been acquired but for the option being satisfied as an equity-settled share appreciation right.

Treasury shares will count as new issue shares for the purposes of these limits for so long as institutional investor bodies consider that they need to be so counted.

Alterations to the New Employee Share Schemes

The Board may at any time amend the New Employee Share Schemes, provided that the prior approval of shareholders is obtained for any amendments to the advantage of participants or potential participants in respect of eligibility, the limits on participation, the overall limits on the issue of shares or the transfer of treasury shares, the basis for determining a participant's entitlement to, and the terms of, shares or cash provided under the New Employee Share Schemes and the adjustment of awards.

The requirement to obtain the prior approval of shareholders will not, however, apply to any alteration to take account of a change in legislation or any alteration required to obtain or maintain favourable tax, exchange control or regulatory treatment for participants or for any company in the Group or any minor alteration made to benefit the administration of the New Employee Share Schemes.

No amendment to any "key feature" (as defined in the Income Tax (Earnings and Pensions) Act 2003) will be made to the approved part of the EIP or to the SIP without prior approval of HMRC.

Termination

The New Employee Share Schemes may be terminated by the Board at any time or by ordinary resolution in general meeting, but will otherwise expire at the end of a period of ten years from Admission. Termination will not affect outstanding rights of participants.

Extension of the New Employee Share Schemes overseas

The terms of each of the New Employee Share Schemes provide the Board with the power to extend the New Employee Share Schemes to countries outside the UK taking account of local tax, exchange control, or securities laws in the relevant jurisdictions. To do this, it may be necessary either to add schedules to the New Employee Share Schemes or to establish other schemes based on the New Employee Share Schemes. The terms of such other schemes will not provide participants with benefits greater than those provided under the New Employee Share Schemes.

6. **Directors**

6.1 Details of the names, functions and interests in the Ordinary Shares of the Directors are set out in Part IX – "Directors".

6.2 The Directors:

(a) are or have been directors or partners of the following companies and partnerships (excluding all members of the Group) at any time in the previous five years:

Name	*Current Directorships*	*Past Directorships (held in the last five years)*
Hans-Jörg Rudloff	Novartis Rosneft ICMA Thyssen Bornemisza Group (TBG) RosBusinessConsulting (RBC) Landeskreditbank Baden-Württemberg Energie Baden-Württemberg (EnBW) Marcuard SA ABD Capital SA	Marcuard Orphan's Trust
Hugh Willis	BlueBay Funds SA BlueBay Global Credit Fund Limited BlueBay Master Fund Limited BlueBay Master Fund II Limited BlueBay Emerging Market Total Return Fund Limited BlueBay Value Recovery Fund Limited BlueBay Value Recovery Master Fund Limited	None

Name	Current Directorships	Past Directorships (held in the last five years)
Mark Poole	None	None
Nick Williams	BlueBay Funds SA BlueBay Structured Funds SA BlueBay Global Credit Fund Limited BlueBay Master Fund Limited BlueBay Master Fund II Limited BlueBay Emerging Market Total Return Fund Limited BlueBay Value Recovery Fund Limited BlueBay Value Recovery Master Fund Limited	None
Alex Khein	None	None
Terence Eccles	The Royal Parks Foundation	None
Tom Cross Brown	Alpha Securities Trading Limited Artemis Alpha Trust PLC Heathfield School Foundation P.A.T (Pensions) Limited Pearl Group Limited Pearl Assurance Public Limited Company NPI Limited National Provident Life Limited London Life Limited ISLIP Consulting Limited Heathfield St. Marys School Just Retirement (Holdings) Plc	ABN AMRO Asset Management (Fixed Income) Limited Quintain Estates & Development PLC Quintain Services Limited ABN AMRO GSTS (UK) Limited Artemis Investment Management Limited ABN AMRO Trustee Limited ABN AMRO Asset Management Limited ABN AMRO Asset Management (Holdings) Limited Artemis Fund Managers Limited Falcon Asset Backed Investments Limited Argonaut European Income Fund Limited

(b) have no convictions relating to fraudulent offences;

(c) have not been associated with any bankruptcies, receiverships or liquidations, while acting as a member of the administrative, management or supervisory bodies;

(d) have not received any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies) and have not been disqualified by a court from acting as a member of the administrative, management or supervisory bodies of an issuer or from acting in the management or conduct of the affairs if any issuer; and

(e) there are no potential conflicts of interest between duties of any of the members of the administrative, management or supervisory bodies to BlueBay and their private interests and/or other duties.

6.3 The Directors and Proposed Directors will be subject to the lock-up arrangements described in Section 7 of Part XII – "Details of the Offer".

6.4 Details on numbers of employees over last three years

Average number of employees in financial year (including executive directors)	*2006*	*2005*	*2004*
Asset Management	39	26	19
Marketing	19	11	6
Administration and Finance	41	27	19

7. Directors' Emoluments

7.1 In relation to the financial year to 30 June 2006, the remuneration paid (including any contingent or deferred compensation) and benefits in kind granted to the Directors by any member of the Group were as follows:

Name	*Salary/Fee (Pounds Sterling)*	*Bonus (Pounds Sterling)*	*Other remuneration/ benefits (Pounds Sterling)*
Hans-Jörg Rudloff	–	–	–
Hugh Willis	260,000	1,250,000	–
Mark Poole	260,000	1,250,000	–
Roger Jenkins[1]	–	–	–
Mark Militello[1]	–	–	–

(1) Roger Jenkins and Mark Militello, respectively the representative directors for Barclays and Shinsei, resigned as directors on 1 November 2006.

7.2 The remuneration and the terms and conditions for the Executive Directors is as follows:

Executive Directors

Service Agreements applicable during the last financial year (ended 30 June 2006)

During the last financial year (ended 30 June 2006) and to date, Hugh Willis and Mark Poole have been employed by the Company under Service Agreements dated 3 July 2001 (when the Company was called Orchard Capital Management Limited). Nick Williams and Alex Khein were employed by the Company under Service Agreements dated 13 December 2005.

The service agreements for Hugh Willis and Mark Poole provide for a fixed term of appointment of 5 years from 3 July 2001 and thereafter that the agreement can be terminated by either party giving to the other not less than 9 months' notice. The service agreements for Nick Williams and Alex Khein provide that the notice required from the Company to terminate employment is 6 months for either party and the notice of termination required from Nick Williams or Alex Khein to the Company is 6 months.

The service agreements for all four Executive Directors provide that the Company may at any time terminate the employment with immediate effect by giving notice to the relevant Executive Director and making a payment in lieu of the unexpired portion of the notice period required to be given by the Company to the relevant Executive Director. The terms of the service agreements provide that the Executive Directors have no right to a payment of future bonus during any period of notice.

Save as set out below in relation to employees' share schemes, there are no provisions relating to the Executive Directors' employment entitling any of them to a payment on change of control of the Company.

The service agreements for Hugh Willis and Mark Poole are terminable with immediate effect by notice in writing if the relevant Director:

- is unable properly to perform his duties by reason of serious mental illness; or
- is unable to properly perform his duties by reason of any other illness, accident or otherwise for a period of 12 months or more; or
- is guilty of a material breach of his obligations involving fraud, theft, dishonesty or breaching his restrictive covenants or his duty of fidelity to the Company or any material breach as a result of an act by him resulting in material damage to the Company or any Group Company or to their business reputation or a repeated breach of his obligations under his service agreement resulting in material damage to the Company or any Group Company or any material breach of the Subscription and Shareholder Agreement resulting in material damage to the business reputation of the Company or any Group Company; or

- is guilty of serious misconduct or is convicted of a non-motoring criminal offence and misconduct or conviction is sufficiently serious so as to be inconsistent with continued employment by the Company; or
- becomes bankrupt; or
- is disqualified from being a director of any company by order of court; or
- resigned as a Director other than by the direction of the Board of Directors or other than for compassionate reasons; or
- is guilty of any breach of any of the Company's Codes of Conduct or any rules or regulations of any relevant regulatory bodies and the breach is sufficiently serious so as to be inconsistent with the Executive Directors continued employment by the Company; or
- if he fails to secure or uses any necessary regulatory approvals to carry out his role because of his conduct or default.

The service agreements of Nick Williams and Alex Khein are terminable with immediate effect by the Company serving written notice if the relevant Director:

(a) commits any serious breach of his service agreement or is guilty of gross misconduct or wilful neglect in the discharge of his duties;

(b) commits any act of serious misconduct or serious incompetence;

(c) repeats or continues after warning to breach any provisions of his service agreement or to fail to comply with any of his obligations to the Company;

(d) is guilty of any fraud, dishonesty, breach of FSA Regulations or conduct intending to bring himself or the Company into disrepute;

(e) is convicted for any arrestable offence;

(f) becomes bankrupt or makes any arrangement or composition with his creditors; or

(g) is guilty of conduct set out in the Company's Disciplinary Procedures.

The Executive Directors are entitled to receive the following benefits under the terms of their service agreements:

- basic salary, as set out in paragraph 7.1 of this Part XV;
- eligibility to receive a discretionary bonus as determined by the Company from time to time;
- entitlement to 25 days' holiday (per annum exclusive of public holidays);
- eligibility to participate in a designated stakeholder pension scheme (although the Director does not make contributions to any pension scheme).

Save as set out above, there are no specific provisions in the relevant service agreements providing for benefits on termination of employment.

New Service Agreements

The Executive Directors have entered into new service agreements with the Company which are conditional upon, and effective from, Admission.

The new Service Agreements provide that the notice required to terminate the employment of each individual is, in each case, 9 months from either party.

The Company has the right to elect to terminate the employment of the Executive Director without notice or with less than 9 months' notice by making a payment in lieu of notice equivalent to the sum that would have been payable to the relevant Executive Director as gross salary (excluding any bonus and/or payment in respect of holiday entitlement which would have accrued) had he worked out his notice period or the remainder of it. The Company may elect to make any such payment in lieu of notice by means of monthly payments in arrears which it may then cease or reduce if the relevant Executive Director obtains paid employment or engagement during the unexpired period of notice.

Save as set out below in relation to employees' share schemes, there are no provisions relation to the Executive Directors' employment entitling them to a payment on the Change of Control of the Company.

The service agreements of the Executive Directors are terminable with immediate effect if the relevant Director:

(a) seriously or persistently breaches the terms of his service agreement or of the Company's equal opportunities, health and safety or similar policies; or

(b) brings himself or any Group Company into disrepute;

(c) neglects, fails or refuses to carry out any duty properly assigned to him;

(d) becomes of unsound mind, bankrupt or compounds with his creditors;

(e) resigns without the written consent of the Board or fails to offer himself for re-election to his office as a director of the Company or of any subsidiary or associate of the Company or if he is disqualified from holding office as a director by a court order;

(f) is disqualified from membership of, or censured by, or fails to obtain, or ceases to hold, any necessary licences, approvals or qualifications from any professional regulatory or other body which prevents him from performing his duties under the service agreement or undermines the confidence of the Board in his continued employment; or

(g) is convicted of a non-motoring criminal offence sufficiently serious to be inconsistent with his continued employment by the Company.

The Executive Directors are entitled to receive the following benefits under the terms of their service agreements:

(a) basic annual salary (£100,000 for each Executive Director);

(b) eligibility to take part in a discretionary bonus scheme, on such terms and at such level as the Remuneration Committee may from time to time determine;

(c) entitlement to be insured under the Directors and Officers Liability Insurance policy as may be obtained by the Company from time to time, both during the period of the Executive Directors' appointment and for a period of 6 years thereafter;

(d) entitlement to, in the case of Hugh Willis and Mark Poole, 30 days' holiday per annum (excluding public holidays) and in the case of Nick Williams and Alex Khein, to 25 days' holiday per annum (excluding public holidays).

Save as set out above there are no specific provisions in the Executive Directors' service agreements providing for benefits on termination of employment.

Current Letters of Appointment

The Non-Executive Chairman, Hans-Jörg Rudloff, has entered into a letter of appointment with the Company dated 3 July 2001. The appointment is stated to be for an initial term of 1 year, after which the directorship may be renewed by agreement of both parties. The terms of appointment of Hans-Jörg Rudloff are in accordance with the Company's articles of association as varied from time to time. Hans-Jörg Rudloff is entitled to resign at any time in accordance with the Company's articles of association.

The level of fees payable to Hans-Jörg Rudloff are as agreed by the Remuneration Committee and, in addition, the Company will reimburse Hans-Jörg Rudloff reasonable expenses incurred in the performance of his duties.

The appointment will terminate in accordance with the Company's articles of association.

New Letters of Appointment

The Non-Executive Directors have entered into new letters of appointment with the Company which are conditional upon, and effective from, Admission. No compensation will be payable in connection with the cancellation of the current letter of appointment of Hans-Jörg Rudloff. Under the terms of the new letters of appointment, the terms of appointment and re-appointment of all of

the Non-Executive Directors are subject to the provisions of the Articles. The fees payable to the Non-Executive Directors will be set by the Remuneration Committee. Initially, Hans-Jörg Rudloff will be entitled to an annual fee of not less than £75,000 and Tom Cross Brown and Terence Eccles will be entitled to annual fees of not less than £50,000. The appointments of the Non-Executive Directors are terminable without any entitlement to compensation (and without notice, in accordance with the Articles) although it is envisaged that the appointments will be for an initial term of 3 years commencing on Admission. The Board may agree with the relevant Non-Executive Director in writing that he will serve until a later date.

In addition to the fees outlined above, the Company will reimburse all expenses reasonably incurred by the Non-Executive Directors in the proper performance of their duties and has in place directors' and officers' liability insurance.

Save as set out above there are no existing or proposed letters of appointment between any of the Non-Executive Directors and the Company or any member of the BlueBay Group.

Directors' Indemnity

The Company has entered into a deed poll of indemnity in favour of the executive and Non-Executive Directors, pursuant to which the Company has agreed to pay the reasonable legal costs and other expenses incurred by any of them arising out of any claim, proceedings or liability made against or incurred by him in connection with the performance of his duties as a director of the Company. This indemnity is subject to certain limitations and exclusions, including to the extent recovery can be made under an insurance policy, to the extent that the liability arises out of criminal fines or to the extent that the Board determines in its reasonable opinion that the liability arose out of the Director's fraud or wilful default. The deed poll also contains rights of consultation, information access and conduct of claims in favour of the Company.

8. Major Shareholders

The following people (not being Directors, whose interests in Ordinary Shares are set out in Part IX – "Directors" above) had as at 16 November 2006, being the latest practical date before the publication of this document, and are expected to have immediately following Admission, the following interests in Ordinary Shares or voting rights in the Company which would be notifiable to the Company under section 199 of the Act:

Name	*No. of Ordinary Shares as at 16 November 2006*(1)	*Percentage of share capital as at 16 November 2006*(1)	*Expected no. of Ordinary Shares immediately following Admission*(2)	*Expected percentage of share capital immediately following Admission*(2)
Barclays Bank PLC	3,000,000	17.69%	–	–
Shinsei Bank, Limited	3,000,000	17.69%	17,000,000	8.93%
Appleby Nominees (Jersey) Limited(3)	4,886,000	28.81%	69,635,000	36.58%
Gina Germano	600,000	3.54%	6,000,000	3.15%
Simon Treacher	510,000	3.01%	6,000,000	3.15%
Alberto Francioni	600,000	3.54%	6,000,000	3.15%
LB UK RE Holdings Limited(4)	–	–	9,500,000	4.99%

(1) Following a bonus issue of shares in connection with the Company's reregistration as a public limited company prior to the publication of this document (for further detail please see section 3.3 of this Part XIV – "Additional Information"), but prior to any exercise of EMI Options or Unapproved Options.

(2) Assuming (a) no exercise of the Over-allotment Option, (b) the pre-Admission re-organisation of the Company's share capital having been completed (for further detail please see section 3.3 of this Part XIV – "Additional Information"), (c) full exercise of the EMI Options and no exercise of Unapproved Options and (d) inclusion of any Ordinary Shares acquired under the Priority Offer.

(3) Appleby Nominees (Jersey) Limited holds Ordinary Shares on behalf of employees who subscribed for D Shares and will hold Ordinary Shares on behalf of employees who exercise EMI Options. Of those employees (not being Directors), three individuals detailed above will have their own notification obligations to the Company. The Ordinary Shares detailed as being held by Appleby Nominees (Jersey) Limited in the table above include the interests held on behalf those three individuals.

(4) Lehman Brothers entity.

None of the persons listed above has or will have, in relation to their Ordinary Shares, special voting rights.

As at 16 November 2006, being the latest practicable date before the publication of this document, the Company is not (as far as the Directors are aware) controlled by any person and (as far as the Directors are aware) there are no arrangements, the operation of which may at a subsequent date result in a change of control of the Company.

9. **Selling Shareholders**

9.1 It is expected that the following Ordinary Shares will be sold in the Offer by the following (subject to agreement on the Offer Price and, where applicable, confirmation of selling intentions):

Name	*Number of Ordinary Shares as at 16 November 2006*[1]	*Percentage of issued Ordinary Share Capital as at 16 November 2006*[1]	*Ordinary Shares being sold*[2]	*Expected number of Ordinary Shares immediately following the Offer*[1]	*Expected % of share capital immediately following the Offer*[1]	*Relationship with BlueBay*
Barclays Bank PLC	3,000,000	17.69%	30,000,000	–	–	Institutional Shareholder
Shinsei Bank, Limited	3,000,000	17.69%	13,000,000	17,000,000	8.93%	Institutional Shareholder
Hugh Willis	3,240,000	19.15%	10,000,000	23,380,000	12.28%	Chief Executive Officer
Mark Poole	3,240,000	19.15%	10,000,000	23,380,000	12.28%	Chief Investment Officer

(1) Following a bonus issue of shares in connection with the Company's reregistration as a public limited company prior to the publication of this document (for further detail please see section 3.3 of this Part XIV – "Additional Information"), but prior to any exercise of EMI Options or Unapproved Options.

(2) Assuming (a) no exercise of the Over-allotment Option, (b) the pre-Admission re-organisation of the Company's share capital having been completed (for further detail please see section 3.3 of this Part XIV – "Additional Information"), (c) full exercise of the EMI Options and no exercise of Unapproved Options and (d) each Management Selling Shareholder selling 5.25 per cent. of Ordinary Shares respectively as part of the Offer.

10. **Related Party Transactions**

10.1 Save as disclosed in the financial information set out in Part XVI – "Financial Information on BlueBay", there are no related party transactions between the Company and its associated companies that were entered into during the financial years ending 30 June 2004, 2005 or 2006 and during the period between 1 July 2006 to 16 November 2006 (the latest practicable date prior to the publication of this document).

10.2 Save as disclosed in the financial information set out in Part XVI – "Financial Information on BlueBay", there are no related party transactions between the Company and its directors that were entered into during the financial years ending 30 June 2004, 2005 or 2006.

11. **Taxation**

The following paragraphs are intended to apply only as a general guide to current United Kingdom tax law and to current HMRC practice. Except where stated otherwise, they are intended to apply only to shareholders who are resident or (if individuals) ordinarily resident in the UK for tax purposes, who are the absolute beneficial owners of their Ordinary Shares and who hold their Ordinary Shares as an investment. Certain classes of shareholders, such as dealers in securities, insurance companies, collective investment vehicles, persons domiciled outside the UK and employees of the Company (or a connected Company), may be taxed differently and are not considered.

If you are in any doubt as to your tax position regarding the acquisition, holding and disposition of Ordinary Shares, or you are subject to tax in a jurisdiction outside the UK, you should consult an appropriate professional adviser before taking any actions.

11.1 The United Kingdom

Dividends

No tax will be withheld by the Company when it pays a dividend.

A UK resident individual shareholder who receives a dividend from the Company will be entitled to a tax credit, currently at the rate of 1/9th of the cash dividend paid (equal to 10 per cent. of the aggregate of the net dividend and related tax credit (the "gross dividend")). The individual is treated as receiving for tax purposes gross income equal to the gross dividend. The tax credit is set against the individual's tax liability on the gross dividend.

An individual shareholder who is liable to income tax at either the starting or the basic rate will be subject to tax on the gross dividend at the rate of 10 per cent. The tax credit will be set against this tax liability and as a result, such shareholders will have no further income tax liability in respect of the dividend.

A shareholder who is a higher rate taxpayer will be liable to income tax on the gross dividend at the rate of 32.5 per cent. After taking account of the tax credit, such shareholders have further income tax to pay at a rate of 22.5 per cent. of the gross dividend (equal to 25 per cent. of the net cash dividend received). For example, a dividend of £80 will carry a tax credit of £8.89. The income tax payable by a higher rate taxpayer would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax liability of £20.

UK resident shareholders who do not pay income tax or whose liability to income tax on the gross dividend is less than the tax credit (including pension funds, charities and certain individuals) are not entitled to claim repayment of any part of the tax credit associated with the dividend from HMRC.

UK resident individual shareholders who hold their Ordinary Shares in an Individual Savings Account or a Personal Equity Plan are exempt from tax on dividends paid by the Company but are no longer entitled to recover the tax credit on dividends paid by the Company from HMRC.

A UK resident corporate shareholder will not generally be liable to corporation tax on any dividend received from the Company. Such corporate shareholders will not be entitled to any payment from HMRC in respect of the tax credit attaching to any dividend paid by the Company.

Whether a shareholder who is not resident in the UK for tax purposes is entitled to a tax credit in respect of dividends paid by the Company and to claim payment of any part of the tax credit will depend, in general, on domestic legislation of the country of residence and on the provisions of any double taxation convention which exists between the shareholder's country of residence and the UK. A non-UK tax resident shareholder may also be subject to foreign taxation on dividend income in their country of residence. Shareholders who are not solely resident in the UK (for tax purposes) should consult their own tax adviser concerning their tax liabilities on dividends received, whether they are entitled to claim any part of the tax credit and, if so, the procedure for doing so.

Taxation of Chargeable Gains

A disposal of Ordinary Shares by a shareholder who is either resident or ordinarily resident in the UK may, subject to the Shareholder's circumstances and any available exemption or relief, give rise to a chargeable gain (or allowable loss) for the purposes of UK taxation of chargeable gains.

For shareholders within the charge to corporation tax on chargeable gains, indexation allowance should be available to reduce the amount of chargeable gain realised on a disposal of Ordinary Shares (but not to create or increase any loss).

For shareholders who are subject to capital gains tax, such as individuals, trustees and personal representatives, taper relief (which reduces the percentage of the gain chargeable by reference to how long the Ordinary Shares have been held) may be available to reduce the amount of chargeable gain realised on a disposal of Ordinary Shares.

A shareholder who is neither UK resident nor UK ordinarily resident will not be subject to UK tax on a gain arising on a disposal of Ordinary Shares unless (i) the shareholder carries on a trade, profession or vocation in the UK through a branch, agency or permanent establishment and, broadly, holds the Ordinary Shares for the purposes of the trade, profession, vocation, branch, agency or permanent establishment or (ii) the shareholder is an individual who has, on or after 17 March 1998, ceased to be resident or ordinarily resident in the UK for tax purposes for a period of less than five years and who disposes of the Ordinary Shares during that period, in which case the shareholder may be liable on his or her return to the UK to any tax on any capital gain realised on that disposal (subject to any available exemption or relief).

Inheritance Tax

The Ordinary Shares will be assets situated in the UK for the purposes of UK inheritance tax. A gift of Ordinary Shares by, or on the death of, an individual shareholder may (subject to certain exemptions and reliefs) be subject to UK inheritance tax, even if the shareholder is neither domiciled nor deemed to be domiciled in the UK. For inheritance tax purposes, a transfer of assets at less than full market value may be treated as a gift. For inheritance tax purposes, a transfer may be considered a gift unless it is in relation to transactions that are or are equivalent to arm's length transactions to non-commercial persons. Special rules apply to gifts where the donor reserves or retains some benefit, which could give rise to a liability to UK inheritance tax on the death of the donor.

Stamp Duty and Stamp Duty Reserve Tax ("SDRT")

The conveyance or transfer on sale of Ordinary Shares outside of the CREST system will usually be subject to *ad valorem* stamp duty, at the rate of 0.5 per cent. (rounded up to the nearest multiple of £5) of the amount or value of the consideration paid. A charge to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable will arise in relation to an unconditional agreement to transfer Ordinary Shares. However, if within six years of the date of the agreement (or, if the agreement was conditional, the date on which the agreement became unconditional) a share transfer is executed pursuant to the agreement and is duly stamped, the stamping of the transfer will normally cancel the SDRT liability. Any SDRT already paid will be refunded.

A transfer of Ordinary Shares effected on a paperless basis through CREST will generally be subject to SDRT at the rate of 0.5 per cent. of the amount or value of the consideration payable. CRESTCo is obliged to collect SDRT on relevant transactions settled through CREST and to account for the SDRT to HMRC.

There will generally be no stamp duty or SDRT on a transfer of Ordinary Shares into or out of CREST where such a transfer is made for no consideration.

SDRT is the liability of the purchaser and stamp duty is normally paid by the purchaser. The sale of the Ordinary Shares under the Offer and under the over-allotment arrangements will give rise to a liability to stamp duty and/or SDRT as explained above. However, under the terms of the Underwriting Agreement (further details of which are set out at section 14 of this Part XV – "Additional Information" – of this Prospectus), the Selling Shareholders have agreed, subject to the terms of the Underwriting Agreement, to meet the liability to stamp duty of original purchasers of Ordinary Shares under the Offer and under the over-allotment arrangements, which will arise on such initial sale. Subject to the terms of the Underwriting Agreement the Selling Shareholders will also meet any liability to SDRT of the original purchasers arising in respect of the initial transfer of the Ordinary Shares under the Offer and under the over-allotment arrangements to original purchasers within the CREST system.

Where Ordinary Shares are transferred to issuers of depositary receipts or providers of clearance services (or their nominees or agents) stamp duty or SDRT may be payable, broadly, at the rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, 1.5 per cent. of the value of the Ordinary Shares.

Clearance service providers may opt, under certain circumstances, for the normal rates of stamp duty and SDRT to apply to a transfer of Ordinary Shares into, and to transactions within, the service instead of the higher rate applying to a transfer of the Ordinary Shares into the clearance system and the exemption for dealings in the Ordinary Shares whilst in the system.

The above statements are intended as a general guide to the current position. Certain categories of person, including market-makers, brokers, dealers and persons connected with depositary arrangements and clearance servies, are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for it under the Stamp Duty Reserve Tax Regulations 1986.

11.2 The United States

The tax status of the Company and its Shareholders under the federal income tax laws of the United States is summarised below. This summary is based upon the United States Internal Revenue Code of 1986, as amended ("Code"), Treasury Regulations issued under the Code, published US Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS, court decisions that

are currently applicable and the Convention between the Government of the United States of America and the Governments of the United Kingdom of Great Britain and Northern Ireland for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Taxes on Income and on Capital Gains signed on 24 July 2001, and the associated Protocol signed on 19 July 2002 (together, the "Tax Treaty"), any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. This summary does not consider the potential effects, either adverse or beneficial, of any proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. No representation is made or intended by the Company (i) that changes in such laws or their application or interpretation will not be made in the future (and applied retroactively), or (ii) that the IRS will agree with the interpretation described below as applied to the Company's methods of operations. Persons interested in purchasing Shares should consult their own tax advisers with respect to the US federal, state and/or local tax consequences to them of the purchase, holding and sale of the Shares.

U.S. Treasury Circular 230 Notice

The US federal tax discussion in this document was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding US federal tax penalties that may be imposed on the taxpayer. This tax discussion was written to support the promotion or marketing of the Ordinary Shares described in this document. Each taxpayer should seek advice based on the taxpayer's particular circumstances from an independent tax adviser.

US Holder

The following is a summary of certain US federal income tax consequences (under current law) of the acquisition, ownership and disposition of Ordinary Shares by a US Holder (as defined below). This summary deals only with US Holders that are initial purchasers of Ordinary Shares and that will hold Ordinary Shares as capital assets. The discussion does not cover all aspects of US federal income taxation that may be relevant to particular investors, and does not address state, local, foreign or other tax laws. In particular, this summary does not address tax considerations applicable to US Holders that own or will own (directly, indirectly or constructively) 10 per cent. or more of the voting stock of the Company, nor does this summary discuss all of the tax considerations that may be relevant to certain types of US Holders subject to special treatment under the US federal income tax laws (such as banks, insurance companies, investors liable for the alternative minimum tax, individual retirement accounts and other tax-deferred accounts, tax-exempt organisations, dealers in securities or currencies, persons that will hold Ordinary Shares as part of a straddle, hedging transaction, conversion transaction or other integrated financial transaction for US federal income tax purposes, and US Holders whose functional currency is not the US Dollar).

As used herein, the term "US Holder" means a beneficial owner of Ordinary Shares that is for US federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for US federal income tax purposes) created or organised under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to US federal income tax without regard to its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust. If a partnership (including for this purpose any entity treated as a partnership for US federal income tax purposes) is a beneficial owner of Ordinary Shares, the treatment of a partner in the partnership will generally depend upon the status of the partner and upon the activities of the partnership. Partnerships and their partners should consult their tax advisers about the US federal income tax consequences upon the acquisition, ownership and disposition of Ordinary Shares.

Distributions

Subject to the discussion below under "Passive Foreign Investment Company Considerations," distributions paid by the Company out of current or accumulated earnings and profits (as determined for US federal income tax purposes), will generally be taxable to a US Holder as ordinary dividend income and will not be eligible for any dividends-received deduction otherwise allowable to certain corporations. Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US Holder's adjusted basis in the Ordinary Shares, and thereafter as capital gain from the sale or exchange of property.

The Company may not determine its earnings and profits under US federal income tax principles, however, and in that event, US Holders generally will be required to treat any distribution as a dividend.

A dividend paid in Pounds Sterling will be included in income in a US Dollar amount calculated by reference to the exchange rate in effect on the day the dividend is received by the US Holder. Any gain or loss resulting from currency exchange rate fluctuations during the period from the date the dividend is includible in the income of the US Holder to the date that payment is converted into US Dollars generally will be treated as ordinary income or loss and will not be eligible for the special tax rate applicable to "qualified dividend income" (discussed below). The gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes.

A non-corporate US Holder's "qualified dividend income" currently is subject to tax at reduced rates not exceeding 15 per cent. The term "qualified dividend income" generally includes dividends paid by a foreign corporation if: (a) that corporation is incorporated in a possession of the United States, (b) the stock of that corporation with respect to which the dividends are paid is readily tradable on an established securities market in the United States, or (c) that corporation is eligible for benefits of a comprehensive income tax treaty with the United States which includes an information exchange program and is determined to be satisfactory by the US Secretary of the Treasury. The Company believes it is currently eligible for the benefits of the Tax Treaty, and the IRS has determined that the Tax Treaty is satisfactory for this purpose. Dividends paid to a non-corporate US Holder in taxable years beginning before 1 January 2011 that constitute qualified dividend income will qualify for the reduced rate provided that the US Holder holds the Ordinary Shares for more than 60 days during the 121-day period beginning 60 days prior to the ex-dividend date. Dividends paid by a foreign corporation will not qualify for the reduced rates, however, if that corporation is treated, for the tax year in which the dividend is paid or the preceding tax year, as a "passive foreign investment company" for US federal income tax purposes. The Company does not expect to be considered a "passive foreign investment company" for US federal income tax purposes for its current taxable year and it does not expect to become a "passive foreign investment company" in the future; however, it is unclear whether the Company would have been treated as a "passive foreign investment company" for its preceding taxable year. It is therefore unclear whether any dividends paid in the current year would qualify for the reduced rates, and US Holders should consult their tax advisers regarding the availability of these rates. See the discussion below under "Passive Foreign Investment Company Considerations".

Dividends with respect to Ordinary Shares will be treated as arising from foreign sources for foreign tax credit purposes. Dividends paid in taxable years beginning before 1 January 2007, with certain exceptions, will be "passive" or, in certain cases, "financial services" income, while dividends paid in taxable years beginning after 31 December 2006 will, depending on an investor's circumstances, be "passive" or "general" category income. The amount of qualified dividend income, if any, paid by the Company to a US Holder that may be subject to the reduced rate and that is taken into account for purposes of calculating the US Holder's foreign tax credit limitation must be reduced by the "rate differential portion" of the dividend.

Sale or Other Taxable Disposition of the Ordinary Shares

Subject to the discussion below under "Passive Foreign Investment Company Considerations," a US Holder generally will recognise capital gain or loss for US federal income tax purposes upon the sale or other taxable disposition of Ordinary Shares in an amount equal to the difference between the amount realised (i.e., amount of cash and the fair market value of the property received in exchange for the Ordinary Shares) and the US Holder's adjusted tax basis in the Ordinary Shares. This capital gain or loss will be long-term capital gain or loss if the US Holder held the Ordinary Shares for more than one year at the time of the sale, retirement or other taxable disposition. Under current law, for tax years beginning on or before 31 December 2010, the maximum long-term capital gains rate for a non-corporate US Holder generally is 15 per cent. That capital gain or loss generally will be treated as income from US sources, except that losses will be treated as foreign source to the extent the US Holder received dividends that were includible in the "financial services income" basket during the 24-month period prior to the disposition.

A US Holder that receives foreign currency upon the sale or exchange of Ordinary Shares generally will realise an amount equal to the US Dollar value of the foreign currency on the date of sale. A US Holder will have a tax basis in the foreign currency received equal to the US Dollar amount realised.

Any gain or loss realised by a US Holder on a subsequent conversion or other disposition of foreign currency will be ordinary income or loss, and will generally be US-source income or loss for foreign tax credit purposes.

Foreign Tax Credits

In the event that payments to a US Holder of distributions on, or proceeds from the sale or other taxable disposition of, Ordinary Shares, are subject to both UK income or withholding tax and US federal income tax, it may be possible for the US Holder to reduce or eliminate the UK tax under the Tax Treaty. To the extent the Tax Treaty does not eliminate the UK income or withholding tax, if any, the US Holder may use those amounts as a credit against its US federal income tax liability in respect of any such payments or proceeds treated as foreign source income, or as a deduction to reduce its taxable income, in each case subject to certain limitations.

A US Holder must satisfy certain requirements in order to be entitled to a credit for withholding tax imposed on any distribution taxable to the US Holder as a dividend, including requirements relating to the US Holder's holding period for the Ordinary Shares. The rules relating to foreign tax credits are complex, and US Holders should consult their tax advisers to determine whether and to what extent a foreign tax credit might be available in connection with the receipt of distributions on Ordinary Shares and proceeds received upon the sale or other taxable disposition of Ordinary Shares.

Passive Foreign Investment Company Considerations

Certain adverse US federal income tax consequences could apply to a US shareholder in a Company that is classified as a "passive foreign investment company" (a "PFIC"). A corporation organised outside the United States generally will be classified as a PFIC for US federal income tax purposes in any taxable year in which, after applying certain look-through rules, either: (i) at least 75 per cent. of its gross income is "passive income," or (ii) on average, at least 50 per cent. of the gross value of its assets is attributable to assets that produce "passive income" or are held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents, annuities and gains from commodities and securities transactions. The Company believes that it currently is not a PFIC and does not expect to become a PFIC in the future. Therefore, the foregoing summary assumes that the Company is not a PFIC. The Company's possible status as a PFIC must be determined annually and may be subject to change. The Company can give no assurance that it will not be classified as a PFIC in the current or future taxable years.

If the Company were a PFIC in any year during which a US Holder owned Ordinary Shares, the US Holder generally would be subject to special rules (regardless of whether the Company continued to be a PFIC) with respect to (i) any "excess distribution" (generally, distributions received by the US Holder in a taxable year in excess of 125 per cent. of the average annual distributions received by that US Holder in the three preceding taxable years, or, if shorter, the US Holder's holding period), and (ii) any gain realised on the sale, retirement or other disposition of the Ordinary Shares. Under these rules, (a) the excess distribution or gain would be allocated rateably over the US Holder's holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which the Company was a PFIC would be taxed as ordinary income, and (c) the amount allocated to each of the prior taxable years would be subject to US federal income tax at the highest rate of tax in effect for the taxpayer for that year, plus an interest charge on the amount of tax deemed to be deferred. A US Holder that is not a corporation would have to treat this interest charge as non-deductible "personal interest". The balance of the gain or the excess distribution would be treated as ordinary income in the taxable year of the disposition or distribution.

A US Holder of an interest in a PFIC can sometimes avoid the interest charge described above by making a "qualified electing fund" ("QEF") election to be taxed currently on its share of the PFIC's undistributed ordinary income. That election must be based on information concerning the PFIC's earnings provided by the PFIC to investors on an annual basis. The Company does not anticipate that it will make that information available to US Holders, and consequently it is expected that US Holders will not be able to make a QEF election in the event the Company is a PFIC in the current or any future taxable year.

Alternatively, US Holders who own Ordinary Shares generally should be able to avoid the interest charge described above by making a mark-to-market election with respect to their Ordinary Shares,

provided that the Ordinary Shares are "regularly traded" on a securities exchange that is a "qualified exchange" within the meaning of the applicable US Treasury Regulations. If a US Holder makes a mark-to-market election, it will be required to recognise gain or loss for each taxable year equal to the difference between (i) the fair market value of the Ordinary Shares at the end of that taxable year and (ii) the US Holder's adjusted tax basis in the Ordinary Shares at the beginning of that taxable year.

US Holders should consult their tax advisers regarding the PFIC rules, their application to the Company, and the availability and advisability of making a mark-to-market election in their particular circumstances.

US Backup Withholding and Information Reporting Requirements

Distributions made with respect to the Ordinary Shares, and proceeds received in connection with the sale or exchange of Ordinary Shares, may be subject to information reporting to the IRS. Additionally, backup withholding may apply to these payments and proceeds if the US Holder fails to provide an accurate taxpayer identification number or certification of exempt status, fails to report all interest and dividends required to be shown on its US federal income tax returns, or otherwise fails to comply with the backup withholding rules. Certain US Holders (including corporations) are not subject to backup withholding. US Holders should consult their tax advisers as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption. Backup withholding is not an additional tax and may be credited against the US Holder's US federal income tax liability or refunded to the US Holder, provided that the US Holder files a tax return with the IRS.

The above summary of US federal income tax consequences is for general information only and is not intended to constitute a complete analysis of all US income tax consequences which could be relevant to US Holders relating to their acquisition, ownership and disposition of Ordinary Shares. US Holders should consult their tax advisers as to the particular tax consequences to them of owning Ordinary Shares, including the applicability and effect of state, local, foreign and other tax laws and possible changes in tax law.

12. Working Capital Statement

The Company is of the opinion that the working capital available to the Group is sufficient for its present requirements, that is for at least the next twelve months from the date of this document.

13. Legal and Arbitration proceedings

There have been no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which BlueBay is aware) during the twelve months immediately preceding the date of this document which may have, or have had in the recent past, significant effects on the BlueBay Group's financial position or profitability.

14. Material Contracts

Save as disclosed below there are no contracts (not being contracts entered into in the ordinary course of business) which were either (i) entered into by any member of the Group within two years immediately preceding the date of this document and which are or may be material or (ii) entered into by any member of the Group and contain any provision under which any member of the Group has any obligation or entitlement which is material to the Group at the date of this document.

Underwriting Arrangements

On 17 November 2006, the Company, the Selling Shareholders, the Executive Directors and the Managers entered into the Underwriting Agreement. Pursuant to the Underwriting Agreement:

(a) the Company confirms its appointment of Credit Suisse as Sponsor in relation to the application for Admission;

(b) the Selling Shareholders agree to sell 63,000,000 Ordinary Shares in aggregate in the Offer at the Offer Price;

(c) the Managers severally agree, subject to certain conditions (as set out below), to use all reasonable endeavors to procure purchasers for (or, failing which, to purchase themselves) the Ordinary Shares pursuant to the Offer and such an obligation also applies in respect of any Ordinary Shares in respect of which the Over-allotment Option described in paragraph (h) below has been duly exercised;

(d) unless alternative arrangements satisfactory to the Selling Shareholders can be made, the Managers agree to increase their respective several commitments under the Underwriting Agreement pro-rata should any Manager default on its or their obligation under the Underwriting Agreement to purchase any of the Ordinary Shares that are the subject of the Offer provided that the number of Ordinary Shares in respect of which the Manager defaults does not exceed an aggregate of 10 per cent. of the total number of Ordinary Shares that the Managers are obligated to purchase or procure purchasers for;

(e) the Managers will deduct from the proceeds of the Offer certain commissions and fees to be borne by the Selling Shareholders, including aggregate commissions of 3.5 per cent. of the product of the Offer Price and the number of Ordinary Shares to be sold pursuant to the Offer;

(f) the obligations of the Managers to use all reasonable endeavours to procure purchasers for the Ordinary Shares, failing which, themselves to purchase and pay for the Ordinary Shares, are subject to the following additional conditions:

(i) admission of the Shares having become effective on or prior to the Closing Date;

(ii) delivery of certain documents to the Managers;

(iii) the Capital Reorganisation (as such term is defined in the Underwriting Agreement) having been completed on or prior to Admission;

(iv) the absence of any breach of warranty under, or any other term of, the Underwriting Agreement;

(v) at the Closing Date there has been no change, or development or event reasonably likely to involve a prospective change, in the condition (financial or other), results of operations or properties of the Company and its subsidiaries as a whole from that set forth in this document, which, in the sole discretion of Credit Suisse (acting in good faith), is material and adverse and which makes it, in the sole discretion of Credit Suisse (acting in good faith), impracticable to market the Shares on the terms and in the manner contemplated in this document or which, in the sole discretion of Credit Suisse (acting in good faith), is likely to prejudice materially the success of the Offer or dealings in the Ordinary Shares in the secondary market.

(vi) there has not occurred:

(1) in the sole judgment of Credit Suisse (acting in good faith), any change, or any development involving a prospective change, in national or international monetary, financial, political, or economic conditions (including any disruption to trading generally) or currency exchange rates or foreign exchange controls; or

(2) a general moratorium on commercial banking activities in the United Kingdom or United States or by any United Kingdom, New York State or United States Federal authorities; or

(3) in the sole judgment of Credit Suisse (acting in good faith), an outbreak or escalation of hostilities or act of terrorism,

which makes it, in the sole judgment of Credit Suisse (acting in good faith), impracticable to market the Ordinary Shares on the terms and in the manner disclosed in this document or which, in the sole discretion of Credit Suisse (acting in good faith), is likely to prejudice materially the success of the Offer or dealings in the Ordinary Shares in the secondary market;

(g) in addition, Credit Suisse on behalf of the Underwriters, by notice to the Company and the Selling Shareholders, has the right to terminate the Underwriting Agreement prior to Admission in the following circumstances:

(i) if there is a general moratorium on commercial banking activities in the United Kingdom or United States by any United Kingdom, New York State or United States Federal authorities;

(ii) if there is any breach of, or any event rendering untrue or incorrect in any material respect, any of the warranties and representations or any failure to perform any of the Company's undertakings or agreements in this Agreement;

(iii) if there shall have occurred, in the sole judgment of Credit Suisse (acting in good faith), any change, or any development involving a prospective change, in national or international monetary, financial, political or economic conditions (including any disruption to trading generally) or currency exchange rates or foreign exchange controls; or

(iv) if there shall have occurred, in the sole judgement of Credit Suisse (acting in good faith) an outbreak or escalation of hostilities or act of terrorism,

which makes it, in the sole discretion of Credit Suisse (acting in good faith), impracticable to market the Shares on the terms and in the manner disclosed in this document or which, in the sole discretion of Credit Suisse (acting in good faith), is likely to prejudice materially the success of the Offer or dealings in the Ordinary Shares in the secondary market.

Such termination provisions are customary for an agreement of this nature;

(h) Shinsei grants to Credit Suisse on behalf of the Underwriters an option to purchase or procure purchasers for some or all of the Optional Shares, at the Offer Price. Such Over-Allotment Option shall be exercisable on one or more occasions for the purpose of covering over-allotments which may be made in connection with the Offer and short positions resulting from stabilisation transactions on the date of the Underwriting Agreement or from time to time up to and including the thirtieth day following the date of the Underwriting Agreement upon written notice from Credit Suisse, on behalf of the Underwriters, to the Stabilising Manager and to the extent not previously exercised may be terminated at any time. Such notice shall be irrevocable and shall set forth the aggregate number of Optional Shares as to which the option is being exercised and the date and time, as determined by Credit Suisse, when the Optional Shares are to be delivered by Shinsei against payment for the Optional Shares;

(i) the Selling Shareholders agree to pay any stamp, issue, registration, documentary or other tax or duty imposed under the laws of the United Kingdom arising on the sale of the Ordinary Shares being sold by them pursuant to the Offer;

(j) the Company agrees to pay all its expenses of the Offer (together with any related value added tax) and in the event that Admission does not occur, certain expenses of the Managers;

(k) the Company and the Executive Directors of the Company give customary warranties in relation to the business, the accounting records and the legal compliance of the BlueBay Group, in relation to the Ordinary Shares and in relation to the contents of this document to the Managers and the Selling Shareholders give customary warranties in relation to their capacity and their conduct and the contents of this document insofar as it relates to them to the Managers;

(l) the Selling Shareholders give customary indemnities to the Managers in connection with any loss the Managers may suffer in connection with a breach of the warranties of the Selling Shareholders and the Company gives customary indemnities to the Managers in relation to any loss the Managers may suffer in connection with the Offer;

(m) the liability of the Directors and the Selling Shareholders under the respective warranties and the indemnity given by them is limited both as to amount and time. The liability of the Company under the warranties and indemnity given by it is unlimited;

(n) the Company undertakes with the Managers that, during the period ending 30 days after the completion of the Offer, the Company and the Directors will not, and the Company will procure that none of its subsidiaries or affiliates nor any person acting on its behalf will, without the consent of Credit Suisse (on behalf of the Managers), issue any announcement concerning, or enter into or procure, and the Company will not permit any of its subsidiaries or affiliates to enter into, any commitment or agreement which could be material in the context of, the offering and distribution of the Ordinary Shares or the business and affairs of the BlueBay Group subject to certain limited exceptions;

(o) the Company agrees that neither it nor any of its subsidiaries or affiliates will issue, offer, sell, contract to sell, pledge or otherwise dispose of (or publicly announce any such issuance, offer, sale or disposal) any shares in the Company or securities convertible or exchangeable into or exercisable for any shares in the Company without the prior written consent of Credit Suisse for a period of 180 days after Admission, subject to certain limited exceptions.

15. Subsidiaries and Joint Ventures

The Company acts as the holding Company of the Group. The Company's subsidiaries and joint ventures are listed below:

Name of Company Subsidiaries	*Country of Incorporation*	*Registered Office*	*Proportion of Nominal Value of Issued Shares Controlled by the Group (per cent.)*	*Field of Activity*
BlueBay Japan Limited	UK	Third Floor, Times Place, 45 Pall Mall, London SW1Y 5JG	100	Asset Management
BlueBay Funds Management Company S.A	Luxembourg	2-8 Avenue Charles de Gaulle, L-1653, Luxembourg	99	Asset Management
BlueBay USA LLC	US	590 Madison Avenue 37th Floor, New York New York 10022	100	Asset Management

16. Property

16.1 Aside from the property interests listed below there is no existing or planned material tangible fixed asset which is material to the business of the Group:

Property name	*Place*	*Tenure*	*Approximate Area (sq.ft)*	*Use*	*Unexpired term of lease (to nearest month)*
2nd Floor, 45 Pall Mall	Pall Mall, London	Leasehold	8,160	Office	6 years and 3 months (Expires 12 August 2013)
3rd Floor, 45 Pall Mall	Pall Mall, London	Leasehold	8,160	Office	6 years and 3 months (Expires 13 August 2013)
Portion of the 37th Floor, 590 Madison Avenue	New York, United States	Leasehold	3,278	Office	5 years and 2 months from date of completion of landlord's works
18th Floor, 5-11-2 Toranomon, Minato-ku	Tokyo, Japan	Leasehold	155.62	Office	1 year (Expires 30 November 2007)

16.2 BlueBay holds an underlease of premises on the second floor of 45 Pall Mall, London for a term expiring on 12 August 2013. The annual rent is £435,120 p.a. only a nominal rent is payable for

each of the periods from 24 June 2006 to 23 October 2006 and from 24 June 2007 to 23 October 2007. The rent is subject to an upwards-only review on 14 August 2008. Subject to compliance with statutory requirements, the tenant will be entitled to a new lease when the contractual term expires.

16.3 BlueBay also holds an underlease of premises on the third floor of the same building for a term expiring on 13 August 2013. The annual rent is £428,400 p.a., subject to an upwards-only review on 13 August 2008. The underlease operates as an assignment of the superior lease and consequently BlueBay benefits from a provision in the superior lease entitling the tenant to renew the lease when the contractual term expires.

17. Intellectual property

In providing its services, the Group uses both know-how which it regards as proprietary and certain intellectual property rights and software licensed from third parties. Steps have been taken to protect the BlueBay names used by the Group.

18. No significant change

There has been no significant change in the financial or trading position of the BlueBay Group since 30 June 2006, the date to which the financial information on the BlueBay Group set out in Part XVI was prepared.

19. Transfer of Ordinary Shares

19.1 The transfer of Ordinary Shares outside the CREST system should be arranged directly through the Registrar. However, an investor's beneficial holding held through the CREST system may be exchanged, in whole or part, only upon the specific request of a beneficial owner to CREST for share certificates or an uncertificated holding in definitive registered form.

19.2 If a Shareholder or transferee requests Ordinary Shares to be issued in certificated form and is holding such Shares outside CREST, a share certificate will be dispatched either to them or their nominated agent (at their own risk) within 21 days of completion of the registration process or transfer, as the case may be, of the Shares. Shareholders who are non-US Persons holding definitive certificates may elect at a later date to hold their Ordinary Shares through CREST or in uncertificated form provided they surrender their definitive certificates.

19.3 The Company has not been and will not be registered under the Investment Company Act. In addition, the Shares have not been and will not be registered under the Securities Act. Consequently, the Shares may not be offered or sold or otherwise transferred within the United States or to, or for the account or benefit of, US Persons except in accordance with the Securities Act or an exemption therefrom and under circumstances which will not require the Company to register under the Investment Company Act. Accordingly, US Persons acquiring Shares will be subject to significant restrictions on transfer in this offering or in secondary transactions in the future.

Transfer of Shares: US Investors

19.4 Each US Person who: (i) acquires Ordinary Shares in the Offer, (ii) acquires Ordinary Shares from a US Person who acquired Ordinary Shares in the Offer, or (iii) is otherwise connected by an unbroken series of US Persons to a US Person who acquired Ordinary Shares in the Offer will be required to execute an investment letter in which it represents, acknowledges and agrees that:

19.4.1 The Ordinary Shares have not been, and will not be, registered under the US Securities Act and accordingly, may not be offered or sold or otherwise transferred in the United States or to, or for the account or benefit of, US Persons (as defined in Rule 902 of Regulation S under the US Securities Act) unless registered or an exemption from registration is available.

19.4.2 The Company has not registered and will not register under the US Investment Company Act and that the Company has put in place restrictions to ensure that the Company is not required and will not be required to be registered under the US Investment Company Act.

19.4.3 If it acquired Ordinary Shares in the Offer, it is, and each account for which it is purchasing is, a QIB as defined in Rule 144A under the US Securities Act.

19.4.4 (i) At the time the Ordinary Shares are acquired, it is not an affiliate of the Company or a person acting on behalf of such an affiliate; and (ii) it is not acquiring the Ordinary Shares for the account of an affiliate of the Company or of a person acting on behalf of such affiliate.

19.4.5 (a) either (1) it is not, and is not acting on behalf of, an employee benefit plan or other plan subject to the prohibited transaction provisions of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code, or any entity which may be deemed to hold assets of any such plan, or a governmental plan, church plan or plan maintained outside of the United States (as each is defined in Section 4(b) of ERISA) which is subject to any federal, state, local or non-U.S. law that is similar to the prohibited transaction provisions of ERISA or Section 4975 of the Code, and no part of the assets to be used by it to purchase or hold the Ordinary Shares or any interest therein constitutes the assets of any such employee benefit plan or other plan, or (2) its purchase, holding and disposition of the Ordinary Shares does not and will not constitute or otherwise result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code (or, in the case of a governmental plan, church plan or plan maintained outside of the United States, a non-exempt prohibited transaction or other violation of any similar federal, state, local or non-U.S. law); and (b) it agrees not to sell or otherwise transfer the Ordinary Shares or any interest therein otherwise than to a purchaser or transferee that is deemed to make these representations, warranties and agreements with respect to its purchase, holding and disposition of such Ordinary Shares.

19.4.6 It is, and each account for which it is purchasing is, a "qualified purchaser" within the meaning of Section 3(c)(7) of the Investment Company Act.

19.4.7 It is purchasing the Ordinary Shares for its own account or for one or more investment accounts for which it is acting as a fiduciary or agent, in each case for investment only, and not with a view to or for sale or other transfer in connection with any distribution of the Ordinary Shares in any manner that would violate the Securities Act, the Investment Company Act or any other applicable securities laws.

19.4.8 It has received, carefully read and understands this document, and has not distributed, forwarded, transferred or otherwise transmitted this document or any other presentation or offering materials concerning the Ordinary Shares to any persons within the United States or to any US Persons, nor will it do any of the foregoing. It understands that this document is subject to the requirements of the London Stock Exchange and the information herein, including any financial information, may be materially different from any disclosure that would be provided in a registered US offering.

19.4.9 It understands and acknowledges that none of the Company, the Investment Manager or Credit Suisse, nor any of their respective affiliates, makes any representation as to the availability of any exemption under the Securities Act for the re-offer, re-sale, pledge or transfer of the Ordinary Shares. It understands that the Ordinary Shares to be purchased by it are "restricted securities" as defined in Rule 144(a)(3) under the Securities Act.

19.4.10 It agrees, on its own behalf and on behalf of any accounts for which it is acting, that if it should offer, resell, pledge or otherwise transfer any Ordinary Shares, it will do so only in accordance with any applicable securities laws of any state of the United States and:

(a) outside the United States to a non-US Person that is not a US resident for the purposes of the Investment Company Act (a "US Resident") in accordance with Rule 903 or 904 of Regulation S under the Securities Act (and not in a pre-arranged transaction resulting in the resale of such Ordinary Shares into the United States), provided that it notifies the Company, with copies to the Administrator and the Registrar, of such proposed transaction and that it intends to make such sale in accordance with the terms of this sub-paragraph 10(a) and obtains from the purchaser a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing a representation from the purchaser that it is not a US Person in the form required by the Company; or

(b) pursuant to another exemption from registration under the US Securities Act provided that, if such transfer is to a US Person, the purchaser is a qualified purchaser for purposes of Section 3(c)(7) of the Investment Company Act and it notifies the Company, with copies to the Administrator and the Registrar, of such proposed transaction and that it intends to make such sale in accordance with the terms of this sub-paragraph 10(b) and obtains from the purchaser a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing the representations, agreements and acknowledgements relating to the relevant transfer restrictions in the form required by the Company.

19.4.11 It agrees, on its own behalf and on behalf of any accounts for which it is acting, that if it should deposit any Ordinary Shares with a custodian, it will do so only after notifying the Company, with copies to the Administrator and the Registrar, that it intends to deposit Ordinary Shares with a custodian in accordance with the terms of this paragraph 11 and obtains from the custodian a signed letter addressed to the Company, with copies to the Administrator and the Registrar, in which the custodian agrees (i) to hold the Ordinary Shares only in certificated form, and (ii) not to issue a request to the Registrar for such Ordinary Shares to be dematerialised unless it obtains from the transferee a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing a representation from the transferee that it is not a US Person in the form required by the Company.

19.4.12 It will only hold the Ordinary Shares in certificated form and will only transfer the Ordinary Shares in certificated form unless it sells the Ordinary Shares to a non-US Person and the purchaser provides a signed letter addressed to the Company, with copies to the Administrator and the Registrar, containing a representation that the purchaser is not a US Person (in the form required by the Company), in which case the Ordinary Shares will be eligible for settlement through CREST.

19.4.13 It agrees that it will inform each subsequent purchaser of the Ordinary Shares from it of these transfer restrictions and that if in the future it decides to offer, resell, pledge or otherwise transfer such Ordinary Shares, any offer, resale or transfer will be made in compliance with the US Securities Act, the Investment Company Act and any other applicable US securities laws.

19.4.14 It understands and acknowledges that if a beneficial owner of Ordinary Shares is at any time not a qualified purchaser, the Company may (i) require such beneficial owner to sell its Ordinary Shares to a person who is not a US Person or who is a US Person who is also a qualified purchaser and who is otherwise qualified to purchase such Ordinary Shares in a transaction exempt from registration under the Securities Act or (ii) sell such Ordinary Shares on behalf of the beneficial owner at the best price reasonably obtainable to a person who is not a US Person or who is a US Person who is also a qualified purchaser and who is otherwise qualified to purchase such Ordinary Shares in a transaction exempt from registration under the Securities Act.

19.4.15 In making the investment decision with respect to the Ordinary Shares, it has:

(a) not relied on the Company or any of its respective affiliates (except, where the Ordinary Shares are acquired in the Offer, to the extent of the information in this Prospectus);

(b) had access to such financial and other information concerning the Company and the Ordinary Shares as it deems necessary in connection with its decision to purchase the Ordinary Shares; and

(c) investigated the potential tax consequences affecting it in connection with its purchase of the Ordinary Shares.

19.4.16 It understands that any share certificates or other written evidence of the Ordinary Shares that it receives shall bear the following legend:

The Company has not been registered under the United States Investment Company Act of 1940, as amended (the "Investment Company Act") and the security evidenced hereby has not been registered under the United States Securities Act of 1933, as amended (the

"Securities Act"), and may not be offered, sold, pledged or otherwise transferred except (A) outside the United States to a non-US person (as defined in Rule 902 of Regulation S, "US Person") that is not a US Resident for the purposes of the Investment Company Act (a "US Resident") in accordance with Rule 903 or 904 of Regulation S under the Securities Act (and not in a pre-arranged transaction resulting in the resale of such security into the United States) or (B) pursuant to an exemption from registration under the Securities Act and under circumstances which will not require the Company to register under the Investment Company Act (provided that, if such transfer pursuant to this clause (B) is to a US Person or a US Resident, the purchaser is a qualified purchaser within the meaning of Section 3(c)(7) of the Investment Company Act) and, in each case in accordance with any applicable securities laws of the States of the United States and other jurisdictions. The holder of this security agrees that it will comply with the foregoing restrictions. No representation can be made as to the availability of any exemption under the Securities Act for resales of the security.

The holder acknowledges that the Company reserves the right prior to any sale or other transfer to require the delivery of such certifications, legal opinions and other information as the Company may reasonably require to confirm that the proposed sale or other transfer complies with the foregoing restrictions.

If a beneficial owner of this security who is required to be a qualified purchaser within the meaning of Section 3(c)(7) of the Investment Company Act is at any time not such a qualified purchaser, the Company may (A) require such beneficial owner to sell this security to a person who is not a US Person or a US Resident or who is a US Person who is also a qualified purchaser and who is otherwise qualified to purchase such security in a transaction exempt from registration under the Securities Act or (B) sell this security on behalf of the beneficial owner at the best price reasonably obtainable to a person who is not a US Person or who is a US Person or a US Resident who is also a qualified purchaser and who is otherwise qualified to purchase such security in a transaction exempt from registration under the Securities Act.

This security may not be dematerialised into CREST or any other paperless system unless the party requesting such dematerialisation first obtains a letter from the transferee stating that such transferee is not a US Person or a US resident.

The holder of this security is deemed to have acknowledged that this legend will not be removed from this security for as long as the Company relies on Section 3(c)(7) of the Investment Company Act.

Investors should note that there can be no assurance US Persons will be able to locate acceptable purchasers or obtain the certifications required by paragraph 19.4.10 above.

19.4.17 Each US Person purchasing Ordinary Shares at any time that is not required to execute the above-mentioned investment letter will be deemed to have represented, acknowledged and agreed as follows:

(a) The Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and may not be offered or sold in the United States or to US Persons absent registration or an exemption from registration under the Securities Act.

(b) The Company has not registered and will not register under the Investment Company Act and that the Company has put in place restrictions for transactions not involving any public offering, and to ensure that the Company is not required and will not be required to be registered under the Investment Company Act.

(c) Each Ordinary Share offered and sold pursuant to Regulation S will contain a legend substantially to the following effect unless otherwise agreed by the Company and the holder of the Ordinary Share in accordance with applicable law:

The Company has not been and will not be registered under the Investment Company Act of 1940, as amended (the "Investment Company Act"). In addition, the Ordinary Shares have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act"). Consequently, this security may not be offered or sold or otherwise

transferred within the United States or to, or for the account or benefit of, US Persons (as defined in Rule 902 of Regulation S under the Securities Act) or US residents (for purposes of the Investment Company Act) except in accordance with the Securities Act or an exemption therefrom and under circumstances which will not require the Company to register under the Investment Company Act.

(d) (a) either (1) it is not, and is not acting on behalf of, an employee benefit plan or other plan subject to the prohibited transaction provisions of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code, or any entity which may be deemed to hold assets of any such plan, or a governmental plan, church plan or plan maintained outside of the United States (as each is defined in Section 4(b) of ERISA) which is subject to any federal, state, local or non-U.S. law that is similar to the prohibited transaction provisions of ERISA or Section 4975 of the Code, and no part of the assets to be used by it to purchase or hold the Ordinary Shares or any interest therein constitutes the assets of any such employee benefit plan or other plan, or (2) its purchase, holding and disposition of the Ordinary Shares does not and will not constitute or otherwise result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code (or, in the case of a governmental plan, church plan or plan maintained outside of the United States, a non-exempt prohibited transaction or other violation of any similar federal, state, local or non-U.S. law); and (b) it agrees not to sell or otherwise transfer the Ordinary Shares or any interest therein otherwise than to a purchaser or transferee that is deemed to make these representations, warranties and agreements with respect to its purchase, holding and disposition of such Ordinary Shares.

19.4.18 It has investigated the potential US tax consequences, including any federal, state and local consequences, affecting it in connection with its purchase and any subsequent disposal of the Shares.

Transfer of Shares: Non-US Investors

19.5 Each non-US purchaser of the Ordinary Shares will be deemed to have represented, acknowledged and agreed as follows (terms used below that are defined in Regulation S under the Securities Act have the meanings given to them in Regulation S):

19.5.1 It and the person, if any, for whose account it is acquiring the Ordinary Shares are not US Persons (as defined in Rule 902 of Regulation S under the Securities Act) and are purchasing the Ordinary Shares outside the United States in an offshore transaction meeting the requirements of Regulation S.

19.5.2 The Ordinary Shares have not been and will not be registered under the Securities Act or with any securities regulatory authority of any state of the United States and may not be offered or sold in the United States or to US Persons absent registration or an exemption from registration under the Securities Act.

19.5.3 The Company has not registered and will not register under the Investment Company Act and that the Company has put in place restrictions for transactions not involving any public offering, and to ensure that the Company is not required and will not be required to be registered under the Investment Company Act.

19.5.4 It understands that each Ordinary Share offered and sold pursuant to Regulation S will contain a legend substantially to the following effect unless otherwise agreed by the Company and the holder of the Ordinary Share in accordance with applicable law:

The Company has not been and will not be registered under the United States Investment Company Act of 1940, as amended (the "Investment Company Act"). In addition, the Ordinary Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"). Consequently, this security may not be offered or sold or otherwise transferred within the United States or to, or for the account or benefit of, US Persons (as defined in Rule 902 of regulation S under the Securities Act) except in accordance with the Securities Act or an exemption therefrom and under

circumstances which will not require the Company to register under the Investment Company Act.

19.5.5 (a) either (1) it is not, and is not acting on behalf of, an employee benefit plan or other plan subject to the prohibited transaction provisions of the United States Employee Retirement Income Security Act of 1974, as amended ("ERISA"), or Section 4975 of the Code, or any entity which may be deemed to hold assets of any such plan, or a governmental plan, church plan or plan maintained outside of the United States (as each is defined in Section 4(b) of ERISA) which is subject to any federal, state, local or non-U.S. law that is similar to the prohibited transaction provisions of ERISA or Section 4975 of the Code, and no part of the assets to be used by it to purchase or hold the Ordinary Shares or any interest therein constitutes the assets of any such employee benefit plan or other plan, or (2) its purchase, holding and disposition of the Ordinary Shares does not and will not constitute or otherwise result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code (or, in the case of a governmental plan, church plan or plan maintained outside of the United States, a non-exempt prohibited transaction or other violation of any similar federal, state, local or non-U.S. law); and (b) it agrees not to sell or otherwise transfer the Ordinary Shares or any interest therein otherwise than to a purchaser or transferee that is deemed to make these representations, warranties and agreements with respect to its purchase, holding and disposition of such Ordinary Shares.

19.5.6 It is purchasing the Ordinary Shares for its own account or for one or more investment accounts for which it is acting as a fiduciary or agent, in each case for investment only, and not with a view to or for sale or other transfer in connection with any distribution of the Ordinary Shares in any manner that would violate the US Securities Act, the Investment Company Act or any other applicable securities laws.

19.5.7 It has received, carefully read and understands this document, and has not distributed, forwarded, transferred or otherwise transmitted this document or any other presentation or offering materials concerning the Ordinary Shares to any persons within the United States or to any US Persons, nor will it do any of the foregoing and that it understands that this document is subject to the requirements of the London Stock Exchange and the information therein, including any financial information, may be materially different from the disclosure that would be provided in a US offering.

19.5.8 It agrees that it will inform each subsequent purchaser of the Ordinary Shares from it of these transfer restrictions and that if in the future it decides to offer, resell, pledge or otherwise transfer such Ordinary Shares, any offer, resale or transfer will be made in compliance with the US Securities Act, the US Investment Company Act and any applicable US securities laws.

19.5.9 (i) At the time the Ordinary Shares are acquired, it is not an affiliate of the Company or a person acting on behalf of such an affiliate; and (ii) it is not acquiring the Ordinary Shares for the account of an affiliate of the Company or of a person acting on behalf of such affiliate.

19.5.10 It acknowledges that the Company reserves the right to make inquiries of any holder of the Ordinary Shares or interests therein at any time as to such person's status under the US securities laws, including without limitation whether it is a qualified purchaser as defined in Section 2(a)(51)(A) of the US Investment Company Act, and to require any such person that has not satisfied the Company that such person is holding appropriately under the US securities laws to transfer such Ordinary Shares or interests immediately under the direction of the Company.

19.5.11 It is a "qualified investor" as defined in section 86(7) of the Financial Services and Markets Act 2000 (as amended).

19.5.12 It is entitled to subscribe for the Ordinary Shares comprised in its Offer participation under the laws of all relevant jurisdictions which apply to it, that it has fully observed such laws and obtained all governmental and other consents which may be required thereunder and complied with all necessary formalities and it has paid any issue, transfer or other taxes due in connection with its acceptance in any jurisdiction and that it has not taken any action or omitted to take any action which will or may result in Credit Suisse or the Company or any

of its respective directors, officers, agents, employees or advisers acting in breach of the legal and regulatory requirements of any jurisdiction in connection with the Offer or its acceptance of the Offer participation.

20. **Miscellaneous**

20.1 The total expenses of the Offer are estimated to amount to approximately £11 million.

20.2 Hans-Jörg Rudloff has an economic interest in 100,000 D Shares (which at Admission will be 1,000,000 Ordinary Shares following the capital reorganisation of the Company) through an arrangement with a third party, for which Mr Rudloff paid £400,000. The effect of this arrangement is to allow Mr Rudloff to receive amounts that reflect the capital appreciation arising from a disposal of such a number of Ordinary Shares. This is not an interest which is disclosable under the Act, but any dealings in relation to it will be subject to the Disclosure Rules issued under Part VI of FSMA.

20.3 PricewaterhouseCoopers LLP, a member of the Institute of Chartered Accountants in England and Wales, of Southwark Towers, 32 London Bridge Street, London SE1 9SY has audited the financial statements of the Company for the years ended 30 June 2004, 2005 and 2006.

20.4 PricewaterhouseCoopers LLP has given and not withdrawn its written consent to the inclusion of its report in Part XVI – "Financial Information on BlueBay" and the references herein to its report in the form and context in which it appears and has authorised the contents of its report for the purposes of Rule 5.5.3R(2)(f) of the Prospectus Rules.

A written consent under the Listing Rules is different from a consent filed with the SEC under section 7 of the Securities Act, which is applicable only to transactions involving securities registered under the Securities Act. As the Ordinary Shares have not been and will not be registered under the Securities Act, PricewaterhouseCoopers LLP has not filed a consent under section 7 of the Securities Act.

20.5 Citigroup has given and not withdrawn its written consent to the inclusion in this document of its name and references thereto in the forms and context in which they appear.

20.6 Fox-Pitt, Kelton N.V. has given and not withdrawn its written consent to the inclusion in this document of its name and references thereto in the forms and context in which they appear.

20.7 Lehman Brothers has given and not withdrawn its written consent to the inclusion in this document of its name and references thereto in the forms and context in which they appear.

21. **Documents on Display**

Copies of the following documents will be available for inspection during normal business hours on Monday to Friday each week (public holidays excepted) from the date of publication of this document until Admission at the offices of Herbert Smith LLP, Exchange House, Primrose Street, London EC2A 2HS:

21.1 this document;

21.2 the memorandum of association and the Articles of BlueBay;

21.3 the report of PricewaterhouseCoopers LLP contained in Part XVI – "Financial Information on BlueBay";

21.4 the rules of the Existing Employee Share Option Schemes and model versions of the D Share Subscription Arrangements and the Deferred Bonus Shares Arrangements;

21.5 the rules and trust deeds of the New Employee Share Schemes; and

21.6 the financial information contained in Part XVI – "Financial Information on BlueBay".

Financial Information on BlueBay

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Southwark Towers
32 London Bridge Street
London SE1 9SY

The Directors and Proposed Directors
BlueBay Asset Management plc
Times Place
45 Pall Mall
London
SW1Y 5JG

Credit Suisse Securities (Europe) Limited
One Cabot Square
London
E14 4QJ

17 November 2006

Dear Sirs

BlueBay

We report on the financial information set out in pages 124 to 159 below. This financial information has been prepared for inclusion in the prospectus dated 17 November 2006 (the "**Prospectus**") of BlueBay Asset Management plc (the "**Company**") on the basis of the accounting policies set out in pages 128 to 133 below. This report is required by item 20.1 of Annex I to the PD Regulation and is given for the purpose of complying with that item and for no other purpose.

Responsibilities

The Directors and Proposed Directors of the Company are responsible for preparing the financial information on the basis of preparation set out in part (a) of the Significant Accounting Policies to the financial information and in accordance with International Financial Reporting Standards ("**IFRS**").

It is our responsibility to form an opinion on the financial information as to whether the financial information gives a true and fair view, for the purposes of the Prospectus and to report our opinion to you.

Save for any responsibility arising under item 5.5.3R(2)(f) of the Prospectus Rules to any person as and to the extent there provided, to the fullest extent permitted by law we do not assume any responsibility and will not accept any liability to any other person for any loss suffered by any such other person as a result of, arising out of, or in connection with this report or our statement, required by and given solely for the purposes of complying with item 23.1 of Annex I to the PD Regulation/10.3 of Annex III to the PD Regulation, consenting to its inclusion in the Prospectus.

Basis of opinion

We conducted our work in accordance with the Standards for Investment Reporting issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. It also included an assessment of significant estimates and judgments made by those responsible for the preparation of the financial information and whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing standards generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards.

Opinion

In our opinion, the financial information gives, for the purposes of the Prospectus dated 17 November 2006, a true and fair view of the state of affairs of the Company and its subsidiaries as at the dates stated and of its profits, cash flows and changes in equity for the periods then ended in accordance with the basis of preparation set out in part (a) of the Significant Accounting Policies to the financial information and in accordance with IFRS as described in parts (b) to (x) of the Significant Accounting Policies to the financial information.

Declaration

For the purposes of Prospectus Rule 5.5.3R(2)(f) we are responsible for this report as part of the document and declare that we have taken all reasonable care to ensure that the information contained in this report is, to the best of our knowledge, in accordance with the facts and contains no omission likely to affect its import. This declaration is included in the Prospectus in compliance with item 1.2 of Annex I to the PD Regulation and item 1.2 of Annex III to the PD Regulation.

Yours faithfully

PricewaterhouseCoopers LLP
Chartered Accountants

Consolidated Income Statement

For the Year Ended 30 June For Each Year Stated

	Note	2006 £000's	2005 £000's	2004 £000's
Revenue	1	75,958	39,822	13,289
Other operating income	3	1,035	594	343
Other operating expenses	3	-	(437)	-
Administrative expenses	2	(46,706)	(24,591)	(12,374)
Operating profit		30,287	15,388	1,258
Finance income	5	816	607	239
Finance expense	5	(41)	-	-
Profit on ordinary activities before taxation		31,062	15,995	1,497
Taxation	6	(9,443)	(4,879)	633
Profit for the year attributable to ordinary equity shareholders	19	21,619	11,116	2,130
Memo				
Dividends paid in the period	7	13,800	4,463	-
Earnings per share				
Basic	8	£1.60	£0.93	£0.18
Diluted	8	£1.60	£0.93	£0.18

All operations during the financial periods were continuing operations.

Consolidated Balance Sheet

As at 30 June for each year stated

	Note	2006 £000's	2005 £000's	2004 £000's
Assets				
Non-current assets				
Property, plant and equipment	9	2,838	1,189	1,252
Intangible assets	10	1,525	798	880
Investments	11	3,674	–	–
Deferred tax asset	15	631	137	665
Non current receivables	12	1,218	1,111	503
Total non-current assets		9,886	3,235	3,300
Current assets				
Trade and other receivables	12	31,130	12,986	4,643
Derivative financial instruments	16	246	–	80
Cash and cash equivalents	13	25,215	15,220	8,399
Total current assets		56,591	28,206	13,122
Total assets		66,477	31,441	16,422
Liabilities				
Non-current liabilities				
Deferred tax liability	15	117	94	29
Liability for share based payments	18	12,018	–	–
		12,135	94	29
Current liabilities				
Trade and other payables	14	20,431	7,087	2,734
Current tax liabilities		5,334	3,614	–
Derivative financial instruments	16	–	333	–
Total current liabilities		25,765	11,034	2,734
Total liabilities		37,900	11,128	2,763
Shareholders' equity				
Share capital	19	12	12	12
Share premium	20	15,587	15,587	15,587
Retained earnings	20	12,531	4,714	(1,940)
Other reserves	20	447	–	–
Total shareholders' equity		28,577	20,313	13,659
Total liabilities and shareholders' equity		66,477	31,441	16,422

Consolidated Statement of Changes in Shareholders' Equity

	Share Capital £000's	*Share Premium £000's*	*Retained Earnings £000's*	*Other Reserves £000's*	*Total £000's*
Balance at 1 July 2003	12	11,905	(4,067)	–	7,850
Net income/(expense) recognised directly in equity:					
Currency translation adjustments	–	–	(3)	–	(3)
Profit for the year	–	–	2,130	–	2,130
Additional premium received	–	3,682	–	–	3,682
Balance 30 June 2004	12	15,587	(1,940)	–	13,659
Balance at 1 July 2004	12	15,587	(1,940)	–	13,659
Net income/(expense) recognised directly in equity:					
Currency translation adjustments	–	–	1	–	1
Profit for the year	–	–	11,116	–	11,116
Dividends	–	–	(4,463)	–	(4,463)
Balance 30 June 2005	12	15,587	4,714	–	20,313
Balance at 1 July 2005	12	15,587	4,714	–	20,313
Net income/(expense) recognised directly in equity:					
Currency translation adjustments	–	–	(2)	–	(2)
Share based payments	–	–	–	81	81
Deferred tax on share based payments	–	–	–	366	366
Profit for the year	–	–	21,619	–	21,619
Dividends	–	–	(13,800)	–	(13,800)
Balance 30 June 2006	12	15,587	12,531	447	28,577

Consolidated Cash Flow Statement

For The Year Ended 30 June For Each Year Stated

	Note	2006 £000's	2005 £000's	2004 £000's
Cash flows from operating activities				
Cash generated from operations	21	26,545	12,718	1,773
Corporation tax paid		(7,830)	(672)	(2)
		18,715	12,046	1,771
Cash flows from investing activities				
Purchase of property, plant and equipment		(2,476)	(224)	(903)
Purchase of intangible assets		(1,000)	(538)	(408)
Purchase of non-current investments		(3,462)	-	-
		(6,938)	(762)	(1,311)
Cash flows from financing activities				
Cash received for cash settled share based payments	18	12,018	-	-
Additional share premium received	19	-	-	3,682
Dividends paid	7	(13,800)	(4,463)	-
		(1,782)	(4,463)	3,682
Net increase in cash and cash equivalents		9,995	6,821	4,142
Cash and cash equivalents at beginning of year		15,220	8,399	4,257
Cash and cash equivalents at end of the year	13	25,215	15,220	8,399

The Company did not have any overdrafts repayable on demand at the end of each accounting period.

BlueBay is a company incorporated in the United Kingdom under the Act. The consolidated financial information for the year ended 30 June 2006 comprises the Company and its subsidiaries. The subsidiaries of the Company are:

1 **BlueBay Funds Management Company S.A.**

2 **BlueBay Asset Management Japan Limited**

3 **BlueBay Asset Management USA LLC**

The significant accounting policies are summarised below. These policies have been consistently applied to all the years presented.

(a) Basis of accounting

The consolidated financial information has been prepared for inclusion in this Prospectus for the application by BlueBay for Admission. They show the consolidated track record of the Company and those entities which are its subsidiaries for the three years ended 30 June 2006.

The consolidated financial information has been prepared in accordance with the PD Regulations and the Listing rules and in accordance with International Financial Reporting Standards ("IFRS") and relevant International Financial Reporting Interpretations Committee ("IFRIC") interpretations issued by the International Accounting Standards Board ("IASB") as adopted by the EU and with the Act, as modified by the application of certain accounting conventions commonly used for the preparation of historical financial information for the inclusion in Investment Circulars as described in the Annexure to SIR 2000 "Investment Reporting Standards Applicable to Public Reporting Engagements on Historical Financial Information" issued by the UK Auditing Practices Board.

Previously the Consolidated Group followed UK Accounting Standards issued by the UK Accounting Standard Board and the pronouncements of its Urgent Issues Task Force and the Act (collectively "UK GAAP").

The financial information has been prepared under the historical cost convention, except for the measurement at fair value of derivative financial instruments and certain financial assets that are held at fair value through profit or loss.

(b) Critical accounting estimates and judgements

The preparation of the financial information requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of preparation of the financial information, deviate from actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The areas where a higher degree of judgement or complexity arise, or areas where assumptions and estimates are significant to the consolidated financial information, are discussed below.

(i) Estimating the Fair Value of Share Based Payments

The Company has been required to make various valuation assumptions in order to account of share based payments. These are explained fully in Note 17.

(ii) Intangible Assets

The valuation, amortisation periods and impairment testing of intangible assets, such as computer software, is based on value in use calculations prepared on the basis of management's assumptions and estimates of future cashflows and discount rates.

(iii) Staff costs

Included in staff costs is an estimate of the future liability for bonuses and other employee incentive schemes.

(c) **IFRS transitional arrangements**

The Group has applied IFRS in its financial reporting with effect from 1 July 2003, the date of transition, in accordance with the transitional provisions set out in IFRS 1 "First time Adoption of International Financial Reporting Standards".

The Group has elected not to take advantage of the transitional provisions set out in IFRS 1 First-time Adoption of International Financial Reporting Standards. All financial information contained within this financial information has therefore been prepared in accordance with IFRS.

(i) Financial instruments (IAS 32 and IAS 39)

The Group has applied IAS 32 and IAS 39, including the amendments to the standards subsequently issued, for all periods presented and has therefore not taken advantage of the exemption in IFRS 1 not to present its comparatives in compliance with these standards.

(ii) Share-based payments (IFRS 2)

The Group has applied IFRS 2 to all relevant share-based transactions granted.

(d) **Effect of transition to IFRS**

Reconciliations of the Consolidated Income Statement for the years ended 30 June 2004 and 30 June 2005 and the Consolidated Balance Sheets at 1 July 2003, 30 June 2004 and 30 June 2005, to the previously published UK GAAP financial information, together with explanations of the reconciling items, are given in Note 24 to the financial information.

(e) **Consolidation**

This financial information incorporates financial statements of the Company and entities controlled by the Company (its subsidiaries) prepared to 30 June each year. Control is achieved where the Company has the power to govern the financial and operating policies of an investee entity so as to obtain benefits from its activities.

The accounts of subsidiary companies are coterminous with those of the Company.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

(f) **Segment reporting**

A business segment is a group of assets and operations engaged in providing services that are subject to risks and returns that are different from those of other business segments. The principal activity of the Group is the provision of investment management services. The business segments are the primary reporting segments. As the Group only operates in one business segment, no additional business segmental analysis has been shown.

A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of components operating in other economic environments. The Group operates in Europe, Asia and North America. The analyses by geographical segment are based on the location of the customer. This is the location where the fund product entities or segregated client accounts, from which fee income is earned, are registered or based.

(g) **Intangible assets – Computer Software**

Computer software licences acquired are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised using the straight line method over their estimated useful lives (three to five years).

Costs associated with developing or maintaining computer software programmes are recognised as an expense as incurred. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are expected to generate economic benefits exceeding costs beyond one year, are recognised as intangible assets. Direct costs include software development and associated employee costs.

Computer software development costs recognised as assets are amortised on a straight line basis over their estimated useful lives (not exceeding five years). The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down

immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

(h) **Property, plant and equipment**

All property, plant and equipment is shown at cost, less subsequent depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenditures are charged to the Income Statement during the financial period in when they are incurred.

Depreciation is calculated using the straight line method to allocate the cost of each asset to its residual value over its estimated useful life as follows:

- Leasehold improvements 5 years
- Furniture, fixtures and fittings 3 years
- Information and communication technology equipment 3–5 years

Major renovations are depreciated over the remaining useful life of the related asset or to the date of the next major renovation, whichever is sooner.

The assets' residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the disposal proceeds with the carrying amount and are included in the income statement.

(i) **Investments**

(i) Classification

All Group investments are classified as financial assets at fair value through profit or loss. This includes the financial assets originally purchased as part of "deferred compensation awards" on behalf of employees and shown on balance sheet, see Note 11. The financial assets relating to the deferred compensation scheme have been designated as fair value through profit and loss. This is in accordance with the amendment to IAS 39 the Fair Value Option, since this classification eliminates a recognition inconsistency arising from the measurement of a related financial liability. Assets in this category are classified as current assets if they are expected to be realised within 12 months of the balance sheet date.

(ii) Measurement

Purchases and sales of investments are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Investments are initially recognised at fair value plus transaction costs. Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership. Fair value gains and losses arising from changes in the fair value of financial assets and liabilities at fair value through profit or loss are included in other operating income in the Income Statement in the period in which they arise.

(j) **Derivative financial instruments**

(i) Derivative financial instruments and hedging activities

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk and does not hold or issue derivative financial instruments for speculative purposes. The Group does not designate any derivatives as hedging instruments. Derivatives are, therefore, initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. The resulting gains or losses are recognised immediately in the Income Statement. Derecognition of derivative assets and liabilities occurs on the settlement date of the derivative contract.

(ii) Financial risk factors

Financial risk is inherent in the Group's business and activities. Our ability to identify, assess, monitor and manage each type of risk to which the Group is exposed is an important factor in our financial soundness, performance, reputation and future success.

Foreign exchange risk is the extent to which the Group's foreign currency assets are not matched by foreign currency borrowings in the same currency. The Company puts in place forward exchange contracts to manage its net foreign currency exposure.

Market risk is the possibility that the Group may suffer a loss resulting from the fluctuations in the values of, or income from, proprietary assets or liabilities. As the Group's principal business is the provision of investment management services, actively taking market risk is not a central feature of the Group's business.

Credit risk is the possibility that the Group may suffer a loss from the failure of counterparties, customers or borrowers to meet their financial obligations to the Group. The direct taking of credit risk in order to earn a return is not part of the Group's business. The funds managed by the Group specialise in Fixed Income Credit Products. The Group's income is therefore impacted by the credit risk position of these Funds. The Group is directly exposed to the credit risk of these funds and other counterparties for whom investment management services are provided. The Group is also exposed to counterparty risk with respect to bank deposits.

(k) Trade receivables

Trade receivables are recognised initially at fair value less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate. The amount of the provision is initially recognised in the Income Statement with subsequent movements taken through the Income Statement.

(l) Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, deposits held on call with banks and other short-term, highly liquid investments with original maturities of three months or less.

(m) Liability for share based payments

Liabilities in respect of "share based payment transactions" are shown at their fair value at the balance sheet date in accordance with IFRS 2. See also the Share Capital accounting policy.

(n) Provisions

Provisions for costs, such as legal claims, are recognised when: the Group has a present legal or constructive obligation as a result of past events; it is more likely than not that an outflow of resources will be required to settle the obligation; and the amount can be reliably estimated.

(o) Income recognition

(i) Revenue

Revenue comprises the fair value for the provision of services, net of any value added tax, rebates and discounts and after the elimination of sales within the Group. Revenue is recognised as follows:

(a) *Performance fees* – are only recognised once they have become contractually due and cannot subsequently be reversed.

(b) *Management fees* – which include all non-performance related fees, are recognised in the period in which the services are rendered.

(ii) Interest income

Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount – being the estimated future cash flow discounted at the original effective interest rate of the instrument – and continues unwinding the discount as interest income.

(p) Fair value estimation

The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date.

Where a bid/offer spread exists, the quoted market price used for financial assets held by the Group is the current bid price

(q) Distribution agreements

The Group operates a number of distribution agreements. Commission payments made to intermediaries for ongoing services under these distribution agreements are charged to the income statement in the period in which they are incurred. There are no arrangements where commission payments are not for ongoing services.

(r) Leases

Leases where the lessor retains substantially all the risks and benefits of ownership of the asset are classified as operating leases. All the Group's leases are operating leases and the rental charges are included in the Income Statement on a straight line basis over the life of the lease.

As lessee, costs under operating leases are charged to the income statement in equal amounts over the periods of the leases. Incentives received to enter into leases are amortised over the period of the lease.

(s) Employee benefits

(i) Pension Costs

The Group operates a defined contribution scheme. Employees contribute directly to this scheme. The Group makes no contributions to the scheme and there is therefore no cost in the consolidated accounts.

(ii) Share-based compensation

The Group operates equity-settled, share-based compensation plans. These are explained in Note 17 of this financial information. The fair value of the employee services received in exchange for the share awards and options granted is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the shares and options awarded/granted. At each balance sheet date, the Group revises its estimates of the number of options that are expected to become exercisable. It recognises the impact of the revision of original estimates, if any, in the income statement, and a corresponding adjustment to equity.

(iii) Deferred Compensation Plans

The Group also operates deferred compensation plans. The base is typically the funds of which the Company is the investment manager. The fair value of the employee services received in exchange for the awards in the funds is recognised as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the awards, remeasured at each reporting date until the settlement date is reached. The fair value of the awards equates to the fair value of the underlying investment in the nominated fund entity at the settlement date.

(iv) Profit-sharing and bonus plans

The Group recognises a liability and an expense for bonuses and profit-sharing, based on a formula that takes into consideration the Group profitability or the revenues. The Group recognises a provision where contractually obliged or where there is a past practice.

(t) Foreign currency translation

(1) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial information is presented in Great British Pounds, which is the Company's functional and presentation currency and the currency in which the majority of the Group's revenue streams, assets, liabilities and funding is denominated.

(2) Transactions and balances

Foreign currency transactions are translated into the relevant Group entity's functional currency using the exchange rate prevailing at the date of the transactions, or where it is more practical a Group entity may use an average rate for the week or month for all transactions in each foreign currency occurring during that week or month (as long as the relevant exchange rates do not fluctuate significantly). Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in other operating income or losses in the income statement.

(3) Group companies

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(a) assets and liabilities for each balance sheet are translated at the closing rate at the date of that balance sheet;

(b) income and expenses for each income statement are translated at average exchange rates for the relevant accounting periods;

(c) all resulting exchange differences are recognised as a separate component of equity.

(u) Deferred tax

Deferred tax is provided in full, using the liability method, on all taxable and deductible temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences can be utilised.

Deferred tax is charged or credited in the Income Statement, except when it relates to items which are charged directly to equity, in which case the deferred tax is also dealt with in equity.

(v) Dividends payable

Dividends payable are recognised when the dividend is paid or approved by shareholders.

(w) Share capital

Ordinary Shares are classified as equity. Ordinary Shares issued which are subject to forfeiture provisions and, at the time of issue could be bought back by the Group in circumstances where an employee became a "Leaver", are shown as "Liabilities for share based payments". Amendments have since been made to the subscription arrangements for such Ordinary Shares such that no member of the Group may repurchase or fund the repurchase of any Ordinary Shares in circumstances where they are forfeited. These share subscriptions are shown as non-current liabilities but will in future be shown as shareholders' equity following the amendments to the subscription arrangements described above.

(x) New IFRS standards and interpretations not applied

The IASB and IFRIC have issued additional standards and interpretations which are effective for periods starting after the date of this financial information. The Group has elected not to adopt early any of these accounting standards or interpretations in this financial information. The Group does not expect that the adoption of these standards and interpretations will have a material effect on recognition and measurement of assets and liabilities on initial adoption. IFRS 7 ("Financial Instruments Disclosures") and an amendment to IAS 1 ("Presentation of Financial Statements") on risk management and capital disclosures were issued by the IASB in August 2005 for application in accounting periods beginning on or after 1 January 2007 and have been adopted by the European Commission. The new or revised disclosures will be adopted by the Group for reporting in its financial year ending 30 June 2008.

1. Segmental Reporting

(a) Primary Format – Business Segment

The Group has one distinguishable business segment, that being the provision of investment management services. This is considered by management to be the Group's primary segment. The result of that business segment is therefore disclosed in this financial information.

Revenue can be broken down as follows:

	2006 *£000's*	*2005* *£000's*	*2004* *£000's*
Management fees	37,156	16,310	6,427
Performance fees	38,802	23,512	6,862
	75,958	39,822	13,289

(b) Secondary Format – Geographical Segments

Although the Group's principal offices are located in London, investment management fees are generated from where the fund product entities or the domicile of the entity which signs an investment management agreement with the Group, on which fees are earned, are registered.

	2006 *£000's*	*2005* *£000's*	*2004* *£000's*
Segment Revenue			
Europe			
Luxembourg	5,081	1,201	609
Other Europe	1,461	23	–
The Americas			
Cayman Islands	69,416	38,598	12,680
The United States of America	–	–	–
	75,958	39,822	13,289
Segment Assets			
Europe			
Luxembourg	1,321	1,003	326
Other Europe	1,115	23	–
The Americas			
Cayman Islands	27,324	11,060	3,852
The United States of America	–	–	–
	29,760	12,086	4,178
Capital Expenditure and Intangible Assets			
Europe			
Luxembourg	–	–	–
Other Europe	3,245	874	917
The Americas			
Cayman Islands	–	–	–
The United States of America	266	–	–
	3,511	874	917

2. Administrative Expenses

	2006 £000's	2005 £000's	2004 £000's
The following items have been included in administrative expenses:			
Staff costs (Note 4)	35,065	19,434	8,706
Depreciation and amortisation	802	1,018	730
Loss on disposal of property, plant and equipment (Note 9)	174	–	–
Loss on disposal of intangible assets (Note 10)	155	–	–
Other operating lease rentals payable:			
– Property	541	393	588
– Computer software	293	–	–
Net foreign exchange differences recognised	1,292	(384)	(137)

Fees paid to the Group's auditors, PricewaterhouseCoopers LLP, were as follows:

	2006 £000's	2005 £000's	2004 £000's
Audit services			
– Consolidated Statutory audit	69	34	24
Total audit related fees	69	34	24
Further assurance services	60	5	4
Tax services			
– Compliance services	28	34	–
	28	34	–
Total fees	157	73	28

Further assurance services in 2006 include the audit of the Financial Reporting and Auditing Guideline 21 ("FRAG 21") and the audit of the annual regulatory return.

3. Other Operating Income and Expenses

Other operating income includes the following items:

	2006 £000's	2005 £000's	2004 £000's
Fair value gains:			
Gains on derivative financial instruments	824	594	343
Investments at fair value	211	–	–
	1,035	594	343

Other operating expenses include the following items:

	2006 £000's	2005 £000's	2004 £000's
Loss on derivative financial instruments	–	437	–

4. **Staff Costs**

Staff costs of the Company

	2006 *£000's*	*2005* *£000's*	*2004* *£000's*
Wages and salaries	29,529	17,679	7,736
Social security costs	4,027	1,755	970
Share based payments	81	–	–
Other long term incentive schemes	1,428		
	35,065	19,434	8,706

The Group aims to attract, motivate and retain high calibre executives by rewarding them with competitive salary and benefit packages, which may be linked to the creation of long-term shareholder value. Salary ranges are established by reference to those prevailing in the employment market generally for executives of comparable status, responsibility and skills. All employees are eligible for an annual discretionary bonus. In addition to cash bonuses, the Group operates various non cash remuneration schemes:

(i) Long-term share-based incentive schemes

These schemes are described in full in the "Share Based Payments" Note 17.

(ii) Deferred Compensations Scheme

During the year the Group operated a deferred compensation programme. Under the terms of this scheme the Group has purchased units in various funds of which a Group company acts as investment manager. The units in the funds purchased are held in the name of a nominee company for the benefit of selected employees. The units are subject to certain forfeiture provisions.

Wages and salaries include all amounts paid to employees, salaries and cash bonuses.

Average number of people (including executive directors employed)

	2006	*2005*	*2004*
Asset Management	39	26	19
Marketing	19	11	6
Administration & Finance	41	27	19
	99	64	44

Directors

	2006 *£000's*	*2005* *£000's*	*2004* *£000's*
Aggregate emoluments	3,020	2,520	1,520
Share based payments	3	–	–
Total	3,023	2,520	1,520
Remuneration of highest paid director	1,510	1,260	760

5. Finance Income and Expense

	2006 £000's	2005 £000's	2004 £000's
Finance income:			
Interest on cash and cash equivalents	780	587	217
Interest on rent deposits	36	20	22
	816	607	239
Finance expense:			
Interest payable	(41)	–	–

6. Taxation

Analysis of charge in period:

	2006 £000's	2005 £000's	2004 £000's
Current tax			
UK Corporation tax on profits for the year	9,375	4,220	–
Adjustments to tax charge in respect of previous periods	126	57	2
Foreign tax	47	9	–
Total Current Tax	9,548	4,286	2
Deferred tax (Note 15)	–	–	
Origination and reversal of temporary differences	(42)	667	(635)
Adjustments in respect of previous periods	–	(74)	–
IFRS 2 share based payments credit	(63)		
Total Deferred Tax	(105)	593	(635)
Total tax expense/(credit)	9,443	4,879	(633)

The tax on the Group's profit before tax differs from amounts that would arise using the theoretical effective UK tax rate applicable to profits of the consolidated companies, as follows:

	2006 £000's	2005 £000's	2004 £000's
Profit on ordinary activities before tax	31,062	15,995	1,497
Profit on ordinary activities multiplied by rate of corporation tax in the UK of 30 per cent. (2005: 30 per cent.; 2004: 30 per cent.)	9,319	4,799	449
Effects of:			
Expenses not deductible for tax purposes	101	74	51
Depreciation in excess of capital allowances	77	(26)	45
Revenue expenses in capital	–	(2)	–
Utilisation of brought forward losses	–	–	(1,180)
Adjustment in respect of previous period	126	(17)	2
Adjustment in respect of foreign tax rates	18	9	–
Other	(198)	42	–
Total tax expense/(credit)	9,443	4,879	(633)

7. Dividends

	2006 £000's	2005 £000's	2004 £000's
Declared and paid during the year			
Equity dividends and ordinary shares			
1st Interim dividend for 2006: £3.00 (2005: £3.719 2004: nil)	3,600	4,463	-
2nd Interim dividend for 2006: £1.00 (2005: nil 2004: nil)	1,200	-	-
3rd Interim dividend for 2006: £2.50 (2005: nil 2004: nil)	3,000	-	-
4th Interim dividend for 2006: £5.00 (2005: nil 2004: nil)	6,000	-	-
Total	13,800	4,463	-
Dividend per share	£11.50	£3.72	-

There was no proposed final dividend recommended by the Board at the balance sheet dates.

8. Earnings Per Share

Basic and diluted earnings per share has been calculated by dividing the earnings attributable to ordinary shareholders for the relevant period by the number of ordinary shares in existence, after taking into account the restructuring of the Company's share capital on 1 November 2006 and 6 November 2006.

The calculation of earnings per share is based on the following profit and numbers of shares:

	2006 £000's	2005 £000's	2004 £000's
Earnings attributable to equity holders of the BlueBay Group	21,619	11,116	2,130
Weighted Average Number of Shares:			
Basic	13,493,542	12,000,000	12,000,000
Diluted	13,512,829	12,000,000	12,000,000
Earnings per Share:			
Basic	£1.60	£0.93	£0.18
Diluted	£1.60	£0.93	£0.18

The weighted average number of shares used for the calculation of earnings per share has been adjusted to show the impact of the nine for one bonus issue of shares on 1 November 2006 and the recognition of D Shares previously classified as a liability as equity following changes to the D Share Subscription Arrangements on 6 November 2006.

The impact of conversion of share options outstanding at the end of 30 June 2005 and 30 June 2004 are non-dilutive.

9. Property, Plant and Equipment

	Leasehold Improvements £000's	Furniture Fixtures & Fittings £000's	Information & Communication Technology Equipment £000's	Total £000's
Cost				
At 1 July 2005	703	305	1,110	2,118
Additions	1,456	365	670	2,491
Disposals	(252)	–	–	(252)
Currency translation difference	(3)	(1)	(1)	(5)
At 30 June 2006	1,904	669	1,779	4,352
Accumulated depreciation				
At 1 July 2005	134	211	584	929
Depreciation charge	271	104	290	665
Disposals	(78)	–	–	(78)
Currency translation difference	(1)	–	(1)	(2)
At 30 June 2006	326	315	873	1,514
Net book amount as at 30 June 2006	1,578	354	906	2,838

	Leasehold Improvements £000's	Furniture Fixtures & Fittings £000's	Information & Communication Technology Equipment £000's	Total £000's
Cost				
At 1 July 2004	644	283	855	1,782
Additions	59	22	255	336
At 30 June 2005	703	305	1,110	2,118
Accumulated depreciation				
At 1 July 2004	5	135	390	530
Depreciation charge	129	76	194	399
At 30 June 2005	134	211	584	929
Net book amount as at 30 June 2005	569	94	526	1,189

	Leasehold Improvements £000's	Furniture Fixtures & Fittings £000's	Information & Communication Technology Equipment £000's	Total £000's
Cost				
At 1 July 2003	305	182	815	1,302
Additions	667	101	135	903
Disposals	(328)	–	(95)	(423)
At 30 June 2004	644	283	855	1,782
Accumulated depreciation				
At 1 July 2003	93	55	355	503
Depreciation charge	240	80	130	450
Disposals	(328)	–	(95)	(423)
At 30 June 2004	5	135	390	530
Net book amount as at 30 June 2004	639	148	465	1,252

9. Property, Plant and Equipment (Continued)

In accordance with IFRS 1, 'First time adoption of International Financial Reporting Standards', and IAS 17, 'Leases', the Group has reviewed the classification of all leases at the opening balance sheet date of 1 July 2003. The property lease has been classified as an operating lease in this financial information.

10. Intangible Assets

	Licences and Development Costs £000's
Cost	
At 1 July 2005	1,947
Additions	1,019
Disposals	(1,266)
At 30 June 2006	1,700
Amortisation	
At 1 July 2005	1,149
Amortisation in the year	137
Disposals	(1,111)
At 30 June 2006	175
Net book amount as at 30 June 2006	1,525

	Licences and Development Costs £000's
Cost	
At 1 July 2004	1,410
Additions	537
At 30 June 2005	1,947
Amortisation	
At 1 July 2004	530
Amortisation in the year	619
At 30 June 2005	1,149
Net book amount as at 30 June 2005	798

10. Intangible Assets (Continued)

	Licences and Development Costs £000's
Cost	
At 1 July 2003	1,397
Additions	13
At 30 June 2004	1,410
Amortisation	
At 1 July 2003	250
Amortisation in the year	280
At 30 June 2004	530
Net book amount as at 30 June 2004	880

Intangible assets include costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and that will probably generate economic benefits exceeding costs beyond one year. Direct costs include software development and associated employee costs. Computer software licences acquired are also capitalised on the basis of the costs incurred to acquire and bring to use the specific software

The following useful lives have been determined for the intangible assets acquired during the year:

Computer software licences	3 – 5 years
Software development costs	5 years

All amortisation charges in the year are included within administration expenses.

11. Non Current Investments

Financial assets at fair value through profit or loss

	2006 £000's	*2005 £000's*	*2004 £000's*
At 1 July 2003	–	–	–
Additions	–	–	–
At 30 June 2004	–	–	–
At 1 July 2004	–	–	–
Additions	–	–	–
At 30 June 2005	–	–	–
At 1 July 2005	–	–	–
Additions	3,674	–	–
At 30 June 2006	3,674	–	–

Financial assets at fair value through profit or loss include the following:

	2006 £000's	*2005 £000's*	*2004 £000's*
Listed Securities			
Investment in funds	3,674	–	–

Financial assets held at fair value are designated as such upon initial recognition. The fair value of the investments in funds are determined by using the quoted bid price at the balance sheet date.

These investments are held in relation to the 'deferred compensation scheme' which is discussed in more detail in Note 4.

12. Trade and Other Receivables

	2006 £000's	2005 £000's	2004 £000's
Amounts owed by related parties (Note 22)	28,601	11,916	4,210
Other trade receivables	386	428	187
Prepayments and accrued income	2,143	642	246
Total amounts falling due within one year	31,130	12,986	4,643
Amounts falling due after more than one year			
Deferred tax asset (Note 15)	631	137	665
Rent deposit	1,218	1,111	503
Total amounts falling due after more than one year	1,849	1,248	1,168

Credit risk with respect to trade receivables is concentrated on amounts owed by related parties. These related parties are funds sponsored and managed by the Group. Due to this, management believe no credit risk provision is required.

The Directors consider that the carrying amount of trade and other receivables are appropriate to their fair values.

All non-current receivables are due within five years from the balance sheet date.

Trade and other receivables are denominated in the following currencies:

	2006 £000's	2005 £000's	2004 £000's
Sterling	1,075	829	433
US dollar	19,917	8,883	2,706
Euro	10,118	3,258	1,504
Japanese yen	20	16	-
Total amounts falling due within one year	31,130	12,986	4,643
Sterling	1,696	1,152	1,168
Japanese yen	153	96	-
Total amounts falling due after more than one year	1,849	1,248	1,168

13. Cash and Cash Equivalents

	2006 £000's	2005 £000's	2004 £000's
Cash and cash equivalents			
Cash at bank and in hand	1,015	720	249
Short term bank deposits	24,200	14,500	8,150
Total cash and cash equivalents	25,215	15,220	8,399

The effective interest rate on short-term deposits was 4.35 per cent. (2005: 4.72 per cent., 2004: 4.1 per cent.) and these deposits have an average maturity of one day.

13. Cash and Cash Equivalents (Continued)

Cash and cash equivalents are denominated in the following currencies:

	2006 £000's	2005 £000's	2004 £000's
Sterling	24,542	14,894	8,191
US dollar	311	113	94
Euro	307	183	114
Japanese yen	55	30	–
	25,215	15,220	8,399

14. Current Trade and other Payables

	2006 £000's	2005 £000's	2004 £000's
Amounts falling due within one year			
Trade payables	322	367	236
Amounts owed to related parties (Note 22)	154	15	-
Other tax and social security payable	318	232	153
Other creditors	4,249	1,268	667
Accruals	15,388	5,205	1,678
Total trade and other payables	20,431	7,087	2,734

The Directors consider that the carrying amount of current trade and other payables are appropriate to their fair values.

Current trade and other payables are denominated in the following currencies:

	2006 £000's	2005 £000's	2004 £000's
Sterling	19,386	6,523	2,671
US dollar	172	233	26
Euro	778	284	37
Japanese yen	95	47	–
	20,431	7,087	2,734

15. Deferred Taxation

Deferred tax is calculated in full on temporary differences under the liability method using a tax rate of 30 per cent. (2005: 30 per cent., 2004: 30 per cent.).

The movement on the deferred tax account is shown below:

	2006 £000's	2005 £000's	2004 £000's
At 1 July	(43)	(636)	-
Profit and loss charge/(credit)	(105)	593	(636)
At 30 June	(148)	(43)	(636)

Deferred tax assets have been recognised in respect of all tax losses and other temporary differences giving rise to deferred tax assets where it is probable that these amounts will be recovered.

15. Deferred Taxation (Continued)

Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net. The movements in deferred tax assets and liabilities (prior to the offsetting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below.

(a) Deferred Tax Assets

	Temporary Differences £000's	*Tax losses carried forward £000's*	*Total £000's*
At 1 July 2005	137	–	137
Income statement credit/(expense)	128	–	128
Credit taken to equity	366	–	366
At 30 June 2006	631	–	631
At 1 July 2004	15	650	665
Income statement credit/(expense)	122	(650)	(528)
At 30 June 2005	137	–	137
At 1 July 2003	–	–	–
Income statement credit/(expense)	15	650	665
At 30 June 2004	15	650	665

(b) Deferred Tax Liabilities

	Temporary Differences £000's	*Total £000's*
At 1 July 2005	(94)	(94)
Exchange translation adjustments	–	–
Income statement credit/(expense)	(23)	(23)
Transfers		
At 30 June 2006	(117)	(117)
At 1 July 2004	(29)	(29)
Income statement credit/(expense)	(65)	(65)
At 30 June 2005	(94)	(94)
At 1 July 2003	–	–
Income statement credit/(expense)	(29)	(29)
At 30 June 2004	(29)	(29)

16. Derivative Financial Instruments

	2006		*2005*		*2004*	
	Assets £000's	*Liabilities £000's*	*Assets £000's*	*Liabilities £000's*	*Assets £000's*	*Liabilities £000's*
Forward Foreign Exchange Contracts	246	–	–	(333)	80	–
	246	–	–	(333)	80	–

16. **Derivative Financial Instruments (Continued)**

Forward foreign exchange contracts are used to cash flow hedge expected future US Dollar and Euro fee receivables. The contracts are set to expire on the date the receivable falls due. Gains and losses made on forward foreign exchange contracts are fair valued through the profit and loss account. The notional principal amounts of these outstanding forward foreign exchange contracts are £7,899,122 (2005: £14,785,676; 2004: £6,205,226).

The forward foreign exchange contracts used to hedge foreign currency risk are held at fair value through profit and loss.

17. **Share Based Payments**

The Group seeks to facilitate significant equity ownership by senior management, principally through schemes which encourage and assist the purchase of the Group's shares.

During the year, £81,000 was charged to the Income Statement in respect of equity settled, share-based payment transactions (2005: £nil; 2004: £nil). This expense was based on the fair value of the share-based payment transactions on grant date. All of the expense arose under employee share awards made within the Group's share based payment schemes. Details of these schemes are as follows:

(i) Enterprise Management Incentive (EMI) Option Arrangements

Certain options were granted as Enterprise Management Incentive options under the provisions of sections 527–541 and Schedule 5 of the Income Tax (Earnings & Pensions) Act 2003. All options were granted on 21 December 2005. Selected employees were eligible to participate. In general terms, providing an option holder continues in employment of the Group, options may be exercised in accordance with a vesting schedule as follows: 25 per cent. on or after each of 30 January 2007, 30 January 2008, 30 January 2009 and 30 January 2010. All EMI options lapse on the business day prior to the tenth anniversary of the date of grant.

(ii) Unapproved Option Arrangements

During the year the Group established non-HMRC approved option arrangements. Selected employees were eligible to participate. All awards were granted on or around 27 April 2006. In general terms', providing an optionholder remains an employee of the Group, options may be exercised in accordance with a vesting schedule as follows: 25 per cent. on or after each of 30 January 2007, 30 January 2008, 30 January 2009 and 30 January 2010. All "Unapproved" options lapse on the business day prior to the tenth anniversary of the date of grant.

(iii) Share Award Scheme

During the year, the Group's selected senior employees were permitted to subscribe to shares. Additional details are included in Note 18.

The fair value of share options and awards are calculated using the "Black Scholes" model, taking into account the effect of both financial and demographic assumptions. Financial assumptions include the future share price volatility, dividend yield, risk-free interest rate, and the best estimate outcome of non-market based performance conditions. Demographic assumptions include forfeiture and early vesting behaviours

17. Share Based Payments (Continued)

that are based upon historic observable data. The fair values per option and award granted during the year, and the assumptions used in the calculations, are as follows:

	EMI Option Award Scheme	*Unapproved Option Award Scheme*
Grant Dates	21 December 2005	27 April 2006
Fair value underlying share at grant	£21.01	£23.10
Weighted Average Exercise Price	£25.33	£25.01
Options awarded during the year	211,000	70,000
Vesting Period (years)	2.6	2.2
Expected Share Price Volatility	17.8%	17.1%
Dividend Yield	4.9%	4.1%
Risk Free Rate	4.6%	5.0%
Expected Option Life	4.6 years	4.6 years
Number of Options expected to vest	187,967	68,533
Average fair value per option grant	£0.94	£1.83

The expected share price volatility is based on historical volatility over the last 2 years of FTSE All-share Financials Index, adjusted by a factor to give a single stock volatility. The expected life is the average expected period to exercise. The risk-free rate of return is the GBP swap curve for the term, consistent with the assumed option life.

The fair value share price at grant date has been calculated using an earnings multiples approach based on comparable quoted companies making various adjustments. The main adjustments considered were fund concentration, earnings variability, private company, minority holdings and voting rights.

Movements in the number of share options outstanding are as follows:

	2006		*2005*		*2004*	
	Number of Options	*Weighted Average Exercise Price*	*Number of Options*	*Weighted Average Exercise Price*	*Number of Options*	*Weighted Average Exercise Price*
Share Options Outstanding at 1 July	577,000	£22.69	439,000	£20.86	228,500	£19.56
Granted	284,000	£25.25	138,000	£28.53	210,500	£22.26
Forfeited	(53,500)	£22.91	–	–	–	–
Cancelled (see below)	(523,500)	£22.67	–	–	–	–
Share Options Outstanding 30 June	284,000	£25.25	577,000	£22.69	439,000	£20.86

At 30 June 2006 no options were exercisable or had been exercised as none had yet reached their exercise date.

17. Share Based Payments (Continued)

During the year 523,500 of options were cancelled and replaced with alternative option or share entitlements on a "one for one" basis, as follows:

a) 346,000 were replaced with D shares as detailed in Note 18;

b) 128,500 were replaced with EMI options; and

c) 49,000 were replaced with other options.

The incremental change in fair value per option/share as a result of cancellation and replacement was as follows:

Original Option Grant Date	*Original Option Strike Price*	*Replacement Entitlement*	*Subscription Price/New Option Strike Price*	*Incremental Change in Fair Value*
30-Jan-02	£15.41	D Shares	£15.41	£1.98
30-Jan-02	£15.41	EMI Options	£15.41	£0.79
30-Jan-03	£22.26	D Shares	£22.26	(£0.92)
30-Jan-03	£22.26	EMI Options	£22.26	£0.81
30-Jan-03	£22.26	Other Options	£22.26	£0.96
30-Jan-04	£22.26	D Shares	£22.26	(£1.10)
30-Jan-04	£22.26	EMI Options	£22.26	£0.66
30-Jan-04	£22.26	Other Options	£22.26	£0.78
26-Jan-05	£28.53	D Shares	£28.53	(£5.85)
26-Jan-05	£28.53	EMI Options	£28.53	£0.37
26-Jan-05	£28.53	Other Options	£28.53	£0.52

The incremental change in fair value was calculated by valuing the cancelled options immediately before cancellation and valuing the replacement alternative on grant or issue date. The option and share valuation methodologies used were the same as described above.

The share options outstanding at the end of the year have exercise prices and expected remaining lives as follows:

	30 June 2006		*30 June 2005*		*30 June 2004*	
Option exercise price	*Number of Options*	*Weighted Average Expected Remaining Life*	*Number of Options*	*Weighted Average Expected Remaining Life*	*Number of Options*	*Weighted Average Expected Remaining Life*
£15.41	18,000	4.6 years	90,000	5.6 years	90,000	6.6 years
£22.26	111,000	4.6 years	349,000	5.6 years	349,000	6.6 years
£28.53	155,000	4.6 years	138,000	5.6 years	–	–
Total	284,000		577,000		439,000	

18. Liability for Cash Settled Share Based Transactions

During 2006, the Group entered into arrangements with a number of employees for the subscription by such employees for D Shares. Under the terms of each subscription, the D Shares were allotted to BL Nominees Limited to hold as nominee on behalf of the employee until the D Shares are released under agreed forfeiture arrangements and on behalf of the Group as security for the performance of the employee's obligations under the arrangements. Such obligations include the requirement for the employee to meet all related tax liabilities incurred by the Group in connection with the D Shares. The fair value of the shares on subscription was £23.68.

The shares awarded are subject to forfeiture provisions and only vest unconditionally as follows: 25 per cent. on or after each of 30 January 2007, 30 January 2008, 30 January 2009 and 30 January 2010.

Although legally the D shares represent share capital, these share subscriptions are shown as a 'Liability for Share Based Transactions'. This is because of the 'Leaver' provisions within the D share subscription agreement. These provisions are in place, so that a 'Leaver' cannot benefit from any future appreciation in

18. Liability for Cash Settled Share Based Transactions (Continued)

the share price should they cease employment with the Group while the shares are still subject to forfeiture provisions. In such circumstances the Group will become beneficial owner of the share and be obliged to repay the individual the lower of their original cost or the then current market value. It is therefore this obligation that requires the shares to be shown as a liability rather than equity.

The share subscriptions are shown as a non-current liability and will be shown as shareholders' equity once any forfeiture provisions no longer apply.

During the year 496,100 shares were subscribed at an average price of £24.23. Of these shares 346,000 replaced previously awarded options (see Note 17).

The effect of share based transactions on the Group's financial position was as follows:

	2006 £000's	*2005 £000's*	*2004 £000's*
Closing balance of liability for share based transactions	12,018	–	–
Total intrinsic value for share based transactions	–	–	–

19. Share Capital

	2006 £000's	*2005 £000's*	*2004 £000's*
Authorised			
600,000 ordinary A class shares of £0.01 each	6	6	6
600,000 ordinary B class shares of £0.01 each	6	6	6
303,900 (2005: 800,000; 2004: 800,000) ordinary C class shares of £0.01 each	3	8	8
496,100 (2005:nil; 2004: nil) ordinary D class shares of £0.01 each	5	–	–
	20	20	20
Called up, allotted and fully paid			
600,000 ordinary A class shares of £0.01 each	6	6	6
600,000 ordinary B class shares of £0.01 each	6	6	6
	12	12	12

The authorised capital of the Company consists of 600,000 A shares of 1p each, 600,000 B shares of 1p each, 303,900 C shares of 1p each and 496,100 D shares of 1p each. All of the A, B and D shares are in issue. During the year, the authorised share capital for C shares was reduced from 800,000 shares to 303,900 shares and authorised share capital for D shares of 496,100 was created. See Note 17 for the classification of D shares subscribed.

On a return of capital on a winding up of the Company, its assets would be applied first in paying to A shareholders the subscription price for their shares, second in paying to B shareholders the subscription price for their shares and thereafter rateably between A, B, C and D shareholders.

In accordance with a shareholders' agreement dated 3rd July 2001 the holders of the A shares were required to pay additional consideration by way of further premium payments for the shares issued to them, on the achievement by the Company of certain business objectives. In 2004, the Company achieved the final relevant objective, which triggered the final premium payment from shareholders.

The shareholders' agreement and the Company's Articles of Association together confer equal dividend rights on the A, B, C and D shares in issue. As at 30 June 2006, no C shares had been issued.

The A and B shares in issue have equal voting rights and their holders are entitled to attend and vote at annual general meetings of the Company. The holders of C shares are not entitled to attend or vote at annual general meetings and their consent is not required for their other rights to be varied by holders of the A and B shares. The holders of D shares are entitled to attend and vote at annual general meetings of the Company save that such voting rights shall only become exercisable in the event of a Listing.

20. Reserves

	Share premium £000's	*Retained earnings £000's*	*Other reserves £000's*	*Total £000's*
At 1 July 2005	15,587	4,714	–	20,301
Currency translation difference	–	(2)	–	(2)
Share based payments	–	–	81	81
Deferred tax on share based payments	–	–	366	366
Dividends	–	(13,800)	–	(13,800)
Profit for the year	–	21,619	–	21,619
At 30 June 2006	15,587	12,531	447	28,565
At 1 July 2004	15,587	(1,940)	–	13,647
Currency translation difference	–	1	–	1
Dividends	–	(4,463)	–	(4,463)
Profit for the year	–	11,116	–	11,116
At 30 June 2005	15,587	4,714	–	20,301
At 1 July 2003	11,905	(4,067)	–	7,838
Currency translation difference	–	(3)	–	(3)
Additional premium received	3,682	–	–	3,682
Profit for the year	–	2,130	–	2,130
At 30 June 2004	15,587	(1,940)	–	13,647

21. Cash generated from operations

	2006 £000's	*2005 £000's*	*2004 £000's*
Continuing operations			
Operating profit for the year	30,287	15,388	1,258
Adjustments for:			
Investments at fair value	(211)		
Share based payments	81		
Finance income	816	607	239
Depreciation	665	399	450
Amortisation of intangibles	137	619	280
Loss on disposal of property, plant and equipment	174	–	–
Loss on disposal of intangible assets	155	–	–
	1,817	1,625	969
Changes in working capital:			
Increase in receivables	(18,292)	(8,870)	(2,660)
Increase in payables	12,733	4,575	2,206
Cash generated from operations	26,545	12,718	1,773

22. Related Party Transactions

The following transactions were carried out with related parties:

(a) Transactions and balances with related entities

During the year the following categories of related party transactions occurred:

Description of relationship	*Description of Service*	*Description of transactions*
Shareholder	Range of banking services on normal third party terms to the Group companies	Interest income received. Cash held on account (i)
Shareholder	Placement agent services to the Group companies	Fees incurred on investments placed as a result of these services (ii)
External fund entities, controlled by a shareholder	Distribution agreement	Rebates paid to the investor (iii)
Funds managed by the Group	Provision of investment management and investment services by Group companies.	Management and performance fees earned (iv)

(i) Income received during the financial year

	2006 £000's	*2005 £000's*	*2004 £000's*
Interest received	733	586	216

Year end balances arising during the financial year

	2006 £000's	*2005 £000's*	*2004 £000's*
Cash held on account	24,937	15,100	8,324

(ii) Purchases of services during the financial year

	2006 £000's	*2005 £000's*	*2004 £000's*
Placement fees paid	162	87	-

Year end balances arising during the financial year

	2006 £000's	*2005 £000's*	*2004 £000's*
Payable due to related parties	9	15	-

(iii) Purchases of services during the financial year

	2006 £000's	*2005 £000's*	*2004 £000's*
Distribution fees paid	193	-	-

Year end balances arising with the shareholder during the financial year

	2006 £000's	*2005 £000's*	*2004 £000's*
Payable due to related party	145	-	-

22. Related Party Transactions (Continued)

(iv) Sales of services during the financial year

	2006 £000's	2005 £000's	2004 £000's
Investment management fees	75,205	40,806	13,860

Year end balances arising with the shareholder during the financial year

	2006 £000's	2005 £000's	2004 £000's
Funds managed by the Group	28,601	11,916	4,210

All transactions with related parties were on an arm's length basis.

(b) Key Management Compensation

The remuneration of key management personnel during the year was as follows:

	2006 £000's	2005 £000's	2004 £000's
Salaries and other short-term employee benefits	4,185	2,937	1,760
Share based payments	18	–	–
	4,203	2,937	1,760

Further information on directors' emoluments, options, share awards and interests can be found in Note 4.

23. Commitments and Contingent Liabilities

(a) Operating leases

The Group leases office premises and computer software under non-cancellable operating lease agreements. The leases have varying terms and renewal rights. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2006 Leasehold property £000's	2005 Leasehold property £000's	2004 Leasehold property £000's
Commitments under non-cancellable operating leases expiring:			
Within one year	928	531	428
Later than one year and less than five years	5,857	4,928	2,293
After five years	–	982	915
Total	6,785	6,441	3,636

	2006 Computer software £000's	2005 Computer software £000's	2004 Computer software £000's
Commitments under non-cancellable operating leases expiring:			
Within one year	204	70	–
Later than one year and less than five years	826	940	–
Total	1,030	1,010	–

23. Commitments and Contingent Liabilities (Continued)

(b) Capital commitments

	2006 £000's	2005 £000's	2004 £000's
Expenditure contracted for but not provided for in the financial information	176	–	–

(c) Contingent liabilities

The Group has a contingent liability with respect to expenses payable to external advisors in the event of possible capital restructuring. The contingent liability constitutes legal fees subject to a capped amount of £400,000 plus value added tax and non legal expenses subject to a capped amount of £50,000 plus value added tax.

24. Transition to IFRS

The Group's IFRS adoption date is 1 July 2003 and the financial statements for the year ended 30 June 2006 were the first annual financial statements that comply with IFRS, which have been prepared as described in the Significant Accounting Policies on page 128 of this document.

The Group reported under UK GAAP in its previous financial statements for the years ended 30 June 2004 and 30 June 2005. The following reconciliations provide a quantification of the effect of the transition on net assets from UK GAAP to IFRS at 1 July 2003, 30 June 2004 and 30 June 2005, and profit from UK GAAP to IFRS for the years ended 30 June 2004 and 30 June 2005.

An explanation of the significant adjustments arising from the first time adoption of IFRS are set out below.

(i) Share-based payments (IFRS 2)

The treatment under UK GAAP was to charge the intrinsic value of option grants as at the date of grant to the Income Statement. Where options are granted at no cost to the employee the Income Statement was charged with an amount equal to the market price on the date of grant less subscription price, spread over the performance period. In accordance with IFRS 2, for those equity-settled share awards/grants made after 7 November 2002, which had not vested at 1 April 2004, which covers all unvested awards/grants, the charge to the Income Statement represents the fair value of the award/grant at the date of award/grant and is spread over the vesting period. The Group has used appropriate present economic valuation models and methodologies for calculating the fair value of each share award/option, including using a "Black Scholes" option pricing model for valuing share options.

(ii) Dividends (IAS 10)

Under UK GAAP prior to the implementation of FRS 21, all dividends relating to an accounting period that are proposed up to the date of the approval of the financial statements by the Board of Directors are accrued in that accounting period. Under IFRS, only dividends approved during the year are accrued. Accordingly, there is an IFRS adjustment to the balance sheet for the final dividend for the financial years ended 30 June 2005 and 30 June 2006.

(iii) Operating Lease Incentives (SIC 15)

Under UK GAAP operating lease incentives were recognised on a straight line basis over the period to the first rent review. Under IFRS, the aggregate benefit of incentives should be recognised by the lessee as a reduction in the rental expense incurred on a straight line basis over the period of the non cancellable lease. Accordingly there are IFRS adjustments to the Income Statement for the years ended 30 June 2004 and 30 June 2005. The balance sheets at those dates contain similar adjustments.

(iv) Forward Contracts (IAS 39)

The Group treats forward contracts as instruments to manage the risk of foreign exchange fluctuations on receipt of investment management income. Under UK GAAP the underlying foreign currency transactions were recorded in the Group's accounting records using the relevant exchange rate from the derivative contract to translate the transaction into sterling. Gains and losses arising on the contracts were deferred and recognised in the profit and loss account only when the underlying hedged transaction had itself been

24. Transition to IFRS (Continued)

recognised in the financial statements. Under IFRS, derivatives are measured at their fair value and recognised on the balance sheet at the commitment date for the contract, not the maturity date. Any changes in the fair value are recognised in the income statement over the life of the contract. Accordingly IFRS adjustments representing the fair value of the forward contracts at each of the balance sheet dates have been made, including the opening balance sheet date of 1 July 2003. Similar adjustments have also been recognised in the income statement.

(v) Reclassification of various assets as intangibles (IAS 38)

A wider range of assets meet the definition of an intangible asset under IAS 38 than under the UK GAAP definition. Development costs and licences were included within tangible fixed assets under UK GAAP. Under IFRS, development costs and licences are classified as intangible assets and are subject to annual impairment reviews.

Other adjustments

There are a number of other less significant adjustments and reclassifications, which include:

(vi) **Cash flows (IAS 7):** Incomes taxes of £2,000 paid and interest received of £239,000 for the year ended 30 June 2004 and income taxes of £672,000 paid and interest received of £607,000 for the year ended 30 June 2005 are classified as part of operating cashflows under IFRS, but were included in a separate category of Tax Cashflows and Returns on Investments of Servicing of Finance under UK GAAP. There are no other material difference between the cashflows presented under IFRS and UK GAAP.

(vii) **Foreign Currency (IAS 21):** UK GAAP permitted translation of monetary assets and liabilities at a contracted rate where there were related forward contracts hedging the underlying transaction. Under IFRS, such monetary assets and liabilities were adjusted to be translated at the balance sheet dates.

(viii) **Taxation (IAS 12):** The scope of IAS 12 "Income taxes' is wider than the corresponding UK GAAP standards, and requires deferred tax to be provided on all temporary differences rather than just timing differences as under UK GAAP. The main additional provisions for the Group for deferred tax assets/liabilities, required by IFRS, relate to the provision of deferred tax in respect of the Group's liabilities under employee benefits such as share award/option schemes.

Reconciliation of UK GAAP Group Income Statement for the years ended 30 June 2005 and 30 June 2004 to the IFRS Group Income Statement

	Note	*30 June 2005 £000's*	*30 June 2004 £000's*
Profit for the year end as reported under UK GAAP		11,347	2,164
Adjusted for:			
Operating lease incentives	24(iii)	(96)	(9)
Forward contracts	24(iv)	(234)	(40)
Deferred tax adjustment	24(viii)	99	15
Profit and loss for the year ended as reported under IFRS		11,116	2,130

24. Transition to IFRS (Continued)

Reconciliation of Equity

	Note	30 June 2005 £000's	30 June 2004 £000's	1 July 2003 £000's
Total Equity and Reserves as reported under UK GAAP		16,891	13,605	7,763
Adjusted for:				
Dividends	24(ii)	3,600	–	–
Operating lease incentives	24(iii)	(106)	(9)	–
Forward contracts	24(iv)	(333)	48	87
Foreign exchange	24(vii)	147		
Deferred tax	24(viii)	114	15	–
Equity and Reserves as reported under IFRS		20,313	13,659	7,850

Reconciliation of UK GAAP Group Income Statement for the year ended 30 June 2005 to the IFRS Group Income Statement

	UK GAAP £000's	Reclassification IAS 1 £000's	Dividends IAS 10 Note 24(ii) £000's	Operating Leases SIC 15 Note 24(iii) £000's	Forward contracts IAS 39 Note 24(iv) £000's	Foreign Exchange IAS 21 Note 24(vii) £000's	Deferred Tax IAS 12 Note 24(viii) £000's	Restated under IFRS £000's
Revenue	40,542	–	–	–	(867)	147	–	39,822
Other operating income	–	594	–	–	–	–	–	594
Other operating expenses	–	(437)	–	–	–	–	–	(437)
Administrative expenses	(23,806)	(157)	–	(96)	486	–	–	(23,573)
Depreciation and amortisation	(1,018)	–	–	–	–	–	–	(1,018)
Consolidated operating profit – continuing operations	15,718	–	–	(96)	(381)	147	–	15,388
Net finance income	607	–	–	–	–	–	–	607
Profit on ordinary activities before taxation	16,325	–	–	(96)	(381)	147	–	15,995
Taxation	(4,978)	–	–	–	–	–	99	(4,879)
Profit for the year attributable to ordinary equity shareholders	11,347	–	–	(96)	(381)	147	99	11,116
Memo								
Dividends paid in the period	8,063	–	(3,600)	–	–	–	–	4,463

24. Transition to IFRS (Continued)

Reconciliation of UK GAAP Group Balance Sheet at 30 June 2005 to the IFRS Group balance sheet

	UK GAAP £000's	*Dividends IAS 10 Note 24(ii) £000's*	*Operating Leases SIC 15 Note 24(iii) £000's*	*Forward contracts IAS 39 Note 24(iv) £000's*	*Reclassification IAS 38 Note 24(v) £000's*	*Foreign Exchange IAS 21 Note 24(vii) £000's*	*Deferred Tax IAS 12 Note 24(viii) £000's*	*Restated under IFRS £000's*
Non-current assets								
Property, plant and equipment	1,987	–	–	–	(798)	–	–	1,189
Intangible assets	–	–	–	–	798	–	–	798
Deferred tax asset	–	–	–	–	–	–	137	137
Non current receivables	1,111	–	–	–	–	–	–	1,111
Total non-current assets	3,098	–	–	–	–	–	137	3,235
Current assets								
Trade and other receivables	12,875	–	(36)	–	–	147	–	12,986
Cash and cash equivalents	15,220	–	–	–	–	–	–	15,220
Total current assets	28,095	–	(36)	–	–	147	–	28,206
Non-current liabilities								
Deferred tax liability	71	–	–	–	–	–	23	94
	71	–	–	–	–	–	23	94
Current liabilities								
Trade and other payables	10,617	(3,600)	70	–	–	–	–	7,087
Current tax liabilities	3,614	–	–	–	–	–	–	3,614
Derivative financial instruments	–	–	–	333	–	–	–	333
Total current liabilities	14,231	(3,600)	70	333	–	–	–	11,034
Total liabilities	14,302	(3,600)	70	333	–	–	23	11,128
Shareholders' equity								
Share capital	12	–	–	–	–	–	–	12
Share premium	15,587	–	–	–	–	–	–	15,587
Retained earnings	1,292	3,600	(106)	(333)	–	147	114	4,714
Total shareholders' equity	16,891	3,600	(106)	(333)	–	147	114	20,313
Total liabilities and shareholders' equity	31,193	–	(36)	–	–	147	137	31,441

24. Transition to IFRS (Continued)

Reconciliation of UK GAAP Consolidated Income Statement for the year ended 30 June 2004 to the IFRS Income Statement

	UK GAAP £000's	Reclassi-fication IAS 1 £000's	Operating Leases SIC 15 Note 24(iii) £000's	Forward contracts IAS 39 Note 24(iv) £000's	Foreign Exchange IAS 21 Note 24(vii) £000's	Deferred Tax 12 IAS Note 24(viii) £000's	Restated under IFRS £000's
Revenue	13,747	44	–	(470)	(32)	–	13,289
Other operating income	–	343	–	–	–	–	343
Other operating expenses	–	–	–	–	–	–	–
Administrative expenses	(11,711)	(387)	(9)	463	–	–	(11,644)
Depreciation and amortisation	(730)	–	–	–	–	–	(730)
Consolidated operating profit – continuing operations	1,306	–	(9)	(7)	(32)	–	1,258
Net finance income	239	–	–	–	–	–	239
Profit on ordinary activities before taxation	1,545	–	(9)	(7)	(32)	–	1,497
Taxation	618	–	–	–	–	15	633
Profit for the year attributable to ordinary equity shareholders	2,163	–	(9)	(7)	(32)	15	2,130
Memo							
Dividends paid in the period	–	–	–	–	–	–	–

24. Transition to IFRS (Continued)

Reconciliation of UK GAAP Group Balance Sheet at 30 June 2004 to the IFRS Group balance sheet

	UK GAAP £000's	Operating Leases SIC 15 Note 23(iii) £000's	Forward contracts IAS 39 Note 23(iv) £000's	Reclassification IAS 38 Note 23(v) £000's	Foreign Exchange IAS 21 Note 23(vii) £000's	Deferred Tax IAS 12 Note 23(viii) £000's	Restated under IFRS £000's
Non-current assets							
Property, plant and equipment	2,132	–	–	(880)	–	–	1,252
Intangible assets	–	–	–	880	–	–	880
Deferred tax asset	621	–	–	–	–	44	665
Non current receivables	503	–	–	–	–	–	503
Total non-current assets	3,256	–	–	–	–	44	3,300
Current assets							
Trade and other receivables	4,678	(3)	–	–	(32)	–	4,643
Derivative financial instruments	–	–	80	–	–	–	80
Cash and cash equivalents	8,399	–	–	–	–	–	8,399
Total current assets	13,077	(3)	80	–	(32)	–	13,122
Total assets	16,333	(3)	80	–	(32)	44	16,422
Non-current liabilities							
Deferred tax liability	–	–	–	–	–	29	29
	-	–	–	–	–	29	29
Current liabilities							
Trade and other payables	2,728	6	–	–	–	–	2,734
Total current liabilities	2,728	6	–	–	–	–	2,734
Total liabilities	2,728	6	–	–	–	29	2,763
Shareholders' equity							
Share capital	12	–	–	–	–	–	12
Share premium	15,587	–	–	–	–	–	15,587
Retained earnings	(1,994)	(9)	80	–	(32)	15	(1,940)
Total shareholders' equity	13,605	(9)	80	–	(32)	15	13,659
Total liabilities and shareholders' equity	16,333	(3)	80	–	(32)	44	16,422

24. Transition to IFRS (Continued)

Reconciliation of UK GAAP Group Balance Sheet at 1 July 2003 to the IFRS Group balance sheet

	UK GAAP *£000's*	*Forward contracts IAS 39 Note 23(iv)* *£000's*	*Foreign Exchange IAS 21 Note 23(vii)* *£000's*	*Restated under IFRS* *£000's*
Non-current assets				
Property, plant and equipment	798	–	–	798
Intangible assets	1,148	–	–	1,148
Non current receivables	303	–	–	303
Total non-current assets	2,249	–	–	2,249
Current assets				
Trade and other receivables	2,176	–	(45)	2,131
Derivative financial instruments	–	132	–	132
Cash and cash equivalents	4,258	–	–	4,258
Total current assets	6,434	132	(45)	6,521
Total assets	8,683	132	(45)	8,770
Current liabilities				
Trade and other payables	920	–	–	920
Total current liabilities	920	–	–	920
Total liabilities	920	–	–	920
Shareholders' equity				
Share capital	12	–	–	12
Share premium	11,905	–	–	11,905
Retained earnings	(4,154)	132	(45)	(4,067)
Total shareholders' equity	7,763	132	(45)	7,850
Total liabilities and shareholders' equity	8,683	132	(45)	8,770

25. Principal Company Investments

The names of the principal investments of BlueBay, together with the Group's controlling interest and voting rights are given below.

	Country of Incorporation	*Effective Group Interest %*
Principal operating subsidiaries		
BlueBay Funds Management Company S.A.	Luxembourg	99
BlueBay Asset Management Japan Limited	United Kingdom	100
BlueBay Asset Management USA LLC	United States of America	100

26. Post Balance Sheet Events

On 8 September 2006 the Directors declared a dividend of £10,176,600 amounting to £6.00 per share. The dividend was paid in cash on 26 September 2006 and 2 October 2006. On 14 November 2006, the Directors declared a dividend of £4,221,500, amounting to £0.25 per share post bonus issue. The dividend was paid in cash on 14 November 2006.

On 1 November 2006, written resolutions of BlueBay were passed such that in advance of the Company's reregistration as a public limited company in connection with the application for Admission, a bonus issue of shares was authorised to be made to the A, B and D class shareholders at a ratio of 9 new equivalent shares of 1 penny each for each A, B or D share held. Further, the capital of the C Shares was increased from 1 penny each to 10 pence each.

As at 30 June 2006, BlueBay had authorised share capital comprising 600,000 A class shares of 1 pence each, 600,000 B class shares of 1 pence each, 303,900 C class shares of 1 pence each and 496,100 D class shares of 1 pence each.

26. Post Balance Sheet Events (Continued)

On 1 November 2006 written resolutions of BlueBay were passed such that the authorised A, B, C and D Shares would at a future date prior to Admission be split into ordinary shares of 0.1 pence each and subsequently consolidated into one class of ordinary shares of 0.1 pence each.

On 6 November 2006, amendments were made to the D Share Subscription Arrangements such that the D Shares (or such subsequent class and nominal value of shares into which they might be converted) subject to such arrangements would no longer be classified as a liability on the Company's balance sheet but as equity.

PART XVII

Definitions

"Act"	the Companies Act 1985 (as amended);
"Admission"	the admission of the Ordinary Shares to the Official List and to trading on the London Stock Exchange's main market for listed securities, expected to occur at 8 a.m. on Wednesday 22 November 2006;
"Articles"	the articles of association of the Company as at the date of this document;
"A Shares"	the A ordinary shares in the capital of the Company of 1 pence each prior to the reclassification of the Company's share capital shortly before Admission;
"B Shares"	the B ordinary shares in the capital of the Company of 1 pence each prior to the reclassification of the Company's share capital shortly before Admission;
"Barclays"	Barclays Bank PLC, a company incorporated in England and Wales with registered number 01026167, having its registered office at 1 Churchill Place, London E14 5HP;
"BlueBay"	BlueBay Asset Management plc, a company incorporated in England and Wales with registered number 03262598, having its registered office at Times Place, 45 Pall Mall, London SW1Y 5JG;
"BlueBay Group" or "Group"	BlueBay and its subsidiaries as defined under section 736 of the Act;
"Board"	the board of Directors of BlueBay from time to time;
"C Shares"	the C ordinary shares in the capital of the Company of 10 pence each prior to the reclassification of the Company's share capital shortly before Admission;
"Citigroup"	Citigroup Global Markets UK Equity Limited;
"Co-Lead Manager"	Fox-Pitt, Kelton;
"Combined Code"	the Code of Principles of Good Governance and Code of Best Practice contained in the report by the Committee on Corporate Governance and any subsequent revisions thereto;
"Company"	BlueBay;
"Credit Suisse"	Credit Suisse Securities (Europe) Limited;
"CREST"	the system of paperless settlement of trades in securities and the holding of uncertificated securities operated by CRESTCo in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755);
"CRESTCo"	CRESTCo Limited, the operator of CREST;
"D&O"	Directors and Officers' Insurance;
"D Shares"	the D ordinary shares in the capital of the Company of 1 pence each prior to the reclassification of the Company's share capital shortly before Admission;

"D Share Subscription Arrangements"	the arrangements entered into variously between certain employees, the Company, Appleby Nominees (Jersey) Limited (formerly BL Nominees Limited) and Barclays Bank PLC for the subscription for and allotment of D Shares;
"Directors"	those whose names are set out in Section 1.1 of Part IX – "Directors" and are directors of the Company as at the date of this document, being Hans-Jörg Rudloff, Hugh Willis, Mark Poole, Nick Williams and Alex Khein;
"Disclosure Rules"	the disclosure rules made by the FSA under Part VI FSMA;
"EEA"	European Economic Area;
"EMI Options"	options awarded pursuant to arrangements approved by HMRC and entered into between the Company and certain employees on 21 December 2005;
"EU"	the economic and political union of certain European countries established in 1993 following ratification of the Maastricht Treaty;
"€" or "Euro"	Euro, the legal currency of those members of the EU that have adopted such currency as their lawful currency;
"Executive Directors"	Hugh Willis, Mark Poole, Nick Williams and Alex Khein;
"Existing Employee Share Option Schemes"	the existing employee share schemes of the Company, being (1) the Enterprise Management Incentive option arrangements and (2) the unapproved option arrangements, as described in section 5.1 of Part XV – "Additional Information";
"Financial Information"	the financial information contained in Part XVI – "Financial Information on the Company";
"Fox-Pitt, Kelton"	Fox-Pitt, Kelton N.V.;
"FSA"	the UK Financial Services Authority;
"FSMA"	the Financial Services and Markets Act 2000, as amended;
"Funds"	the BlueBay Investment Grade Bond Fund; the BlueBay Global Credit Fund; the BlueBay High Yield Bond Fund; the BlueBay Value Recovery Fund; the BlueBay Emerging Market Bond Fund; the BlueBay Emerging Market Local Currency Bond Fund; the BlueBay Emerging Market Total Return Fund and (if the context allows) such other funds as BlueBay may manage at any particular time (each a **"Fund"** and together the **"Funds"**);
"HMRC"	HM Revenue & Customs;
"IAS"	International Accounting Standard(s);
"IFRS"	International Financial Reporting Standard(s);
"Institutional Shareholders"	Barclays and Shinsei;
"Investment Company Act"	the United States Investment Company Act of 1940, as amended;
"Lehman Brothers"	Lehman Brothers Holdings, Inc. or, specifically in relation to the entity acquiring Ordinary Shares in the Offer, LB UK RE Holdings Limited;
"Listing"	the admission of Ordinary Shares to the Official List and to trading on the London Stock Exchange;
"Listing Rules"	the listing rules made by the UKLA under Part VI of FSMA;

"London Stock Exchange"	London Stock Exchange plc or any recognised investment exchange for the purposes of FSMA which may take over the function of London Stock Exchange plc;
"Managers"	the banks and financial institutions that are parties to the Underwriting Agreement, being Credit Suisse, Citigroup and Fox-Pitt, Kelton, details of which are set out on page 11 of this document;
"Memorandum"	the memorandum of association of the Company;
"Model Code"	imposes restrictions on persons discharging managerial responsibility and employees dealing in the securities of a listed company;
"New Articles"	the new articles of association to be adopted by the Company immediately prior to Admission;
"New Employee Share Schemes"	the new employee share schemes of the Company, being (i) the Equity Incentive Plan and (ii) the Share Incentive Plan, as described in section 5.4 of Part XV – "Additional Information";
"Offer"	offer for sale of Ordinary Shares as described in this Prospectus;
"Offer Price"	the price at which each Ordinary Share is to be sold under the Offer, being 300 pence per Ordinary Share;
"Official List"	the Official List of the UK Listing Authority;
"Optional Shares"	those shares subject to the Over-Allotment Option under the terms of the Underwriting Agreement;
"Ordinary Share"	an ordinary share of 0.1 pence in the capital of the Company;
"OTC"	over-the-counter;
"Over-allotment Option"	the option granted in the Underwriting Agreement by the Over-Allotment Shareholder to the Stabilising Manager, on behalf of the Managers, exercisable for a period of 30 days after the publication of the Offer Price, which will require the over-allotment Shareholder to make available, at the Offer Price, up to 7,000,000 additional Ordinary Shares solely for the purposes of meeting over-allocations in accordance with the Offer and covering short positions resulting from stabilisation transactions;
"Over-allotment Shareholder"	Shinsei;
"Panel"	the UK Panel on Takeovers and Mergers;
"£" or "Pound Sterling"	UK pounds sterling, the legal currency of the United Kingdom;
"Proposed Directors"	those whose names are set out in section 1 of Part IX – "Directors" and are proposed to become directors of the Company on Admission;
"Prospectus Rules"	the prospectus rules made by the UKLA under Part VI of FSMA;
"QIBs"	qualified institutional buyers as defined under the Securities Act;
"QPs"	qualified purchasers as defined under the Investment Company Act;
"Register of Members"	the register kept by the Company which records details of the members of the Company, as required by section 352 of the Act;
"Registrars"	Capita Registrars, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU;

"Regulation S"	Regulation S of the Securities Act;
"Rule 144A"	Rule 144A of the Securities Act;
"SEC"	the United States Securities and Exchange Commission;
"Securities Act"	the United States Securities Act 1933, as amended;
"Selling Shareholders"	those shareholders of the Company proposing to sell Ordinary Shares pursuant to the Underwriting Agreement;
"Senior Co-Lead Manager"	Citigroup Global Capital Markets Limited;
"Share Dealing Code"	the code imposing restrictions on directors, persons discharging managerial responsibility and certain employees dealing in the Ordinary Shares of the Company, as adopted by the Company at its Board Meeting on 1 November 2006;
"Shinsei"	Shinsei Bank, Limited;
"Spencer House Partners"	Spencer House Partners LLP;
"Sponsor"	Credit Suisse;
"Stabilising Manager"	Credit Suisse;
"Subscription Price"	has the meaning given to it in the New Articles;
"Subscription and Shareholder Agreement"	the shareholder agreement entered into on 3 July 2001 by the Company, Hugh Willis, Mark Poole, Barclays and Shinsei, which will terminate on Admission;
"UCITS"	an Undertaking for the Collective Investment of Transferable Securities;
"UK GAAP"	the generally accepted accounting principles applicable in the United Kingdom at the relevant time;
"UKLA"	the UK Listing Authority, being the FSA acting as the competent authority for the purposes of Part VI of FSMA and in the exercise of its functioning in respect of the admission to the Official List otherwise than in accordance with Part VI FSMA;
"Unapproved Options"	options granted under the terms of arrangements entered into between the Company and certain employees which have not been approved by HMRC;
"US GAAP"	the generally accepted accounting principles applicable in the United States at the relevant time;
"Underwriting Agreement"	the agreement entered into between the Company, the Selling Shareholders, the Executive Directors, Credit Suisse, Citigroup and Fox-Pitt, Kelton, details of which are set out in Section 14 of Part XV – "Additional Information";
"US" or "United States"	the United States of America;
"US$" or "US Dollars"	United States dollars, the legal currency of the United States of America;
"US Person"	a "US Person" as defined in Regulation S of the Securities Act;
"VAT"	value added tax; and
"Website"	http://www.bluebayinvest.com, the Company's public website.

Merrill Corporation Ltd, London
06LON2223

Not for publication, distribution or release in or into the United States of America (including its territories and possessions), Canada, Japan or Australia

This announcement is an advertisement and not a prospectus and investors should not purchase any shares referred to in this announcement except on the basis of information in the prospectus (the "Prospectus") to be published by BlueBay Asset Management plc ("BlueBay" or the "Company") in due course in connection with the admission of its ordinary shares ("Ordinary Shares") to the Official List of the UK Listing Authority and to trading on the Main Market for listed securities of London Stock Exchange plc (the "IPO" or the "Offer"). Copies of the Prospectus will, following publication, be available from the offices of Credit Suisse Securities (Europe) Limited at 1 Cabot Square, London, E14 4QJ.

FOR IMMEDIATE RELEASE **17 NOVEMBER 2006**

BlueBay

BLUEBAY ASSET MANAGEMENT ANNOUNCES IPO OFFER PRICE OF 300 PENCE PER ORDINARY SHARE

BlueBay, one of Europe's largest independent managers of fixed income credit funds, today announces the successful placing of Ordinary Shares in its initial public offering on the Main Market for listed securities of the London Stock Exchange at an Offer price of 300 pence per Ordinary Share. The Offer price implies a total base Offer size of approximately £189 million (before any over-allotments) and a market capitalisation of approximately £571 million.

63,000,000 Ordinary Shares were placed in the base Offer and 7,000,000 Ordinary Shares were over-allotted to a broad range of institutional investors following a successful roadshow across the UK, continental Europe and the US. Conditional dealings commence today at 8.00am GMT under the trading symbol BBAY. Admission to the official list of the UK Listing Authority and commencement of unconditional dealings are expected to occur on Wednesday 22 November 2006 at 8.00am GMT.

The base Offer comprised 63,000,000 existing Ordinary Shares of which Barclays Bank PLC offered 30,000,000 Ordinary Shares (representing all of its shareholding) and Shinsei Bank, Limited offered 13,000,000 Ordinary Shares (representing just under half of its shareholding). Both Barclays Bank PLC and Shinsei Bank, Limited resigned their representation on the Board of Directors prior to admission. The two founding shareholders of BlueBay, Hugh Willis, the Chief Executive Officer and Mark Poole, the Chief Investment Officer, each offered 10,000,000 Ordinary Shares to contribute towards the post-IPO free float. Shinsei Bank, Limited has offered to sell an additional 7,000,000 Ordinary Shares pursuant to an over-allotment option granted to Credit Suisse Securities (Europe) Limited ("Credit Suisse") on behalf of the underwriters. The over-allotment option represents approximately 11% of the base Offer size. The Company did not raise any new money in the Offer. Following the Offer, Hugh Willis and Mark Poole each own approximately 12% of the issued Ordinary Shares of the Company and other employees hold approximately 33% of the issued Ordinary Shares. If the over-allotment option is exercised, Shinsei Bank, Limited will own approximately 5% of the issued Ordinary Shares of the Company after the IPO.

Credit Suisse acted as Sponsor and Sole Bookrunner in the IPO. Citigroup acted as Senior Co-lead Manager and Fox-Pitt, Kelton acted as Co-lead Manager. Spencer House Partners acted as financial advisor to the Company.

Commenting on the announcement, Hugh Willis, BlueBay's Chief Executive Officer, said:

"We have had an excellent reception from investors on the institutional roadshow and believe the success of our IPO demonstrates the interest that our new shareholders have in our growth strategy. We are delighted by the high quality register the Company will have following the IPO. Our stock market listing represents the beginning of the next phase of the Company's development and we will strive to deliver strong results for all our shareholders."

Enquiries:

Brunswick Group LLP **Tel: +44 (0)20 7404 5959**
Nigel Prideaux
Nitya Bolam

BlueBay Asset Management Limited **Tel: +44 (0)20 7389 3701**
Hugh Willis, Chief Executive Officer

Credit Suisse Securities (Europe) Limited **Tel: +44 (0)20 7888 8888**
Antony Isaacs
John Hannaford
Alistair McKay

Spencer House Partners LLP **Tel: +44 (0)20 7647 8527**
Jeremy Sillem
Andrew Malcolm

Notes to Editors

Information on BlueBay

BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe, with approximately US$8 billion of AuM as at 30 September 2006. BlueBay's business model is based upon three core competencies: performance-oriented asset management, sophisticated product structuring expertise and growing distribution capabilities. These core competencies are supported by a strong commitment to operational infrastructure, corporate controls and human resources. Its business model has been designed to capitalise on strong growth trends currently under way in European fixed income credit markets, through a business model that combines asset class specialisation with product breadth.

The Company specialises in three major sub-asset classes of credit – investment grade corporate debt, high yield and emerging markets debt. Within each sub-asset class, the Company offers three distinct product lines: long-only funds, long/short funds and structured products. Its long-only funds are designed as actively managed products by industry standards, its long/short funds are designed to be relatively low volatility products by industry standards and its structured products are designed to provide investors with customised investment solutions not catered for by the Company's flagship funds. The Company also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics.

BlueBay distributes its products directly, through wholesalers and via intermediaries. It does so through a sales and marketing team based in the Company's offices in London and through its recently opened offices in Tokyo and New York. The Company's distribution capabilities are further enhanced by its structured products activities, which allow BlueBay access to the investor bases of the major investment banking partners through which the Company launches its structured products. BlueBay's investor base is currently concentrated predominantly in the United Kingdom and Western Europe, but the management believes there will be an increasing number of new investors from Asia and the United States.

Since inception of its business in 2001, BlueBay has set out to construct a highly scalable business platform. As a result, it has invested significantly in developing a comprehensive infrastructure, particularly in the areas of systems, processes and risk controls. The management believes that the Company has also assembled one of the largest concentrations of fixed income credit expertise in Europe; with 50 investment professionals currently supported by 26 sales and marketing and 65 infrastructure staff. The management believes that this has allowed the Company to deliver a strong and scalable blend of infrastructure and investment capabilities to its investors.

A combination of strong secular demand for credit funds and products over recent years and the success of BlueBay's business model in capitalising on this demand has resulted in significant growth for the Company, particularly over the last two years.

The Board of Directors

Hans-Jörg Rudloff, aged 65, Non-Executive Chairman

Hans-Jörg Rudloff was appointed Chairman of BlueBay on 3 July 2001. He is Chairman of the Executive Committee of Barclays Capital, Vice Chairman of Novartis, is a Board member of Thyssen-Bornemiza Group and Rosneft OJSC, sits on the Advisory Board of Landeskreditbank Baden-Württemberg and is a member of the Beirat of Energie Baden-Württemberg.

Terence Eccles, aged 60, Non-Executive, Independent Director

Terry Eccles has been appointed as a non-executive Director of BlueBay upon BlueBay's listing on the London Stock Exchange with effect from admission. He is currently Vice Chairman of JPMorgan Cazenove, having previously been Vice Chairman, Investment Banking at JPMorgan Chase, following the merger between Chase Manhattan and J.P. Morgan. He started his career at J.P. Morgan in 1970 and has worked in J.P. Morgan's London, New York and Hong Kong offices. During his career, he has advised on numerous transactions, specialising in the European financial services industry.

Tom Cross Brown, aged 58, Non-Executive, Independent Director

Tom Cross Brown has been appointed as a non-executive Director of BlueBay upon BlueBay's listing on the London Stock Exchange with effect from admission. Until 2003, he was Chief Executive Officer of ABN AMRO Asset Management and prior to joining ABN AMRO Asset Management in 1997, he was Chief Executive Officer of Lazard Brothers Asset Management. He is currently non-executive Chairman of Pearl Assurance plc, Nationwide Provident Life Limited, NPI Limited and London Life Limited. He is also a non-executive director of Pearl Group Limited, Artemis Alpha Trust plc and Just Retirement (Holdings) plc and a director of P.A.T. Pensions Limited.

Hugh Willis, aged 46, Chief Executive Officer

Hugh Willis is one of the co-founders of BlueBay and has been a Director and Chief Executive Officer of BlueBay since inception. He spent eight years at J.P. Morgan, latterly as Co-Head of its European Credit Arbitrage Group. He has subsequently held senior positions within the Global Credit Arbitrage Group of Kleinwort Benson and the Fixed Income Management Groups of both Banca della Svizzera and Daiwa Securities Trust and Banking, London. Hugh holds a Masters degree in History from Cambridge University.

Mark Poole, aged 45, Chief Investment Officer

Mark Poole is one of the co-founders of BlueBay and has been a Director and Chief Investment Officer of BlueBay since inception. He spent several years at Credit Suisse First Boston and J.P. Morgan, latterly as Co-Head of its European Credit Arbitrage Group. He has subsequently held senior positions within the Global Credit Arbitrage Group of Kleinwort Benson and the Fixed Income Management Groups of both Banca della Svizzera and Daiwa Securities Trust and Banking. Mark holds a degree in Law and Politics from the University of Southampton.

Nick Williams, aged 50, Chief Financial Officer

Nick Williams was appointed Chief Financial Officer of BlueBay in October 2001 and has been appointed as an executive Director of BlueBay in advance of BlueBay's listing on the London Stock Exchange. Prior to this he spent fifteen years at Goldman Sachs, latterly as Chief Financial Officer of Goldman Sachs Asset Management (Europe). He previously served as Chief Financial Officer and was a member of the management committee of Goldman Sachs & Co Bank, Zurich. He qualified as a chartered accountant with Ernst & Young. Nick has an undergraduate and a graduate degree in Economics from the Université Libre de Bruxelles.

Alex Khein, aged 37, Chief Operating Officer

Alex Khein is Chief Operating Officer of BlueBay with responsibility for Operations, IT, Risk and Performance, Treasury and Structured Products and has been appointed as an executive Director of BlueBay in advance of BlueBay's listing on the London Stock Exchange. He joined BlueBay in June 2004 as Head of Structured Products before becoming Chief Operating Officer in October

2005. Previously he spent seven years at Morgan Stanley where he was an Executive Director within the Securitized Products Group. Alex holds a PhD in Physics from Cornell University.

Summary of Financials

Selected Income Statement items (from the annual accounts for the year ended 30 June 2006)

	Year ended 30 June 2006	Year ended 30 June 2005	Year ended 30 June 2004
	£ thousands	*£ thousands*	*£ thousands*
Revenue and other net operating income	76,993	39,979	13,632
Operating profit	30,287	15,388	1,258
Profit / (loss) on ordinary activities before tax	31,062	15,995	1,497
Tax on profit / (loss) on ordinary activities	(9,443)	(4,879)	633
Profit / (loss) on ordinary activities after tax	**21,619**	**11,116**	**2,130**

Selected Balance Sheet items (from the annual accounts for the year ended 30 June 2006)

	30 June 2006	30 June 2005	30 June 2004
	£ thousands	*£ thousands*	*£ thousands*
Non current assets	9,886	3,235	3,300
Current assets	56,591	28,206	13,122
Non current liabilities	12,135	94	29
Current Liabilities	25,765	11,034	2,734
Net current assets	30,826	17,172	10,388
Shareholders' funds	28,577	20,313	13,659

Selected information on Assets under Management (for the year ended 30 June 2006)

	Fixed Income Credit Sub-Asset Classes (AuM in US$ million as at 30 June 2006)			
Product Lines	Investment Grade Corporate Credit	Sub-Investment Grade / High Yield Corporate Credit	Emerging Markets	Subtotals by Product Lines
Total Long-Only	122	1,293	1,159	**2,574**
Total Long/Short	557	1,479	768	**2,804**
Total Structured Products	177	593	811	**1,581**
Subtotals by Sub-Asset Class	**856**	**3,365**	**2,738**	
Total Assets under Management				**6,959**

The contents of this announcement, which have been prepared by and are the sole responsibility of BlueBay, have been approved by Credit Suisse Securities (Europe) Limited, One Cabot Square, Canary Wharf, London E14 4QJ solely for the purposes of section 21(2)(b) of the Financial Services and Markets Act 2000.

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy BlueBay Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. This announcement is not for distribution or publication in or into the United States, Australia, Canada or Japan. This communication is not an offer to sell or a solicitation of any offer to buy the BlueBay Ordinary Shares in the United States or in any other jurisdiction. The BlueBay Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an applicable exemption from such registration. No public offering of the BlueBay Ordinary Shares of the Company is being made in the United States. BlueBay has not and will not register under the US Investment Company Act of 1940, as amended.

This announcement contains certain "forward-looking statements". In particular, the words "intends", "may", "should", "believes", "target", "anticipate", "expect", "will" and similar expressions can be used to identify forward-looking statements. Certain important factors could cause actual results or outcomes to differ materially from those expressed in forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond BlueBay Group's control that could cause the actual results, performance or achievements of the BlueBay Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the BlueBay Group's present and future business strategies and the environment in which the BlueBay Group will operate in the future. Although the management of BlueBay believe these expectations to be reasonable at the date of this announcement, they may prove to be erroneous. Forward-looking statements speak only as of the date they are made.

Credit Suisse Securities (Europe) Limited, Citigroup Global Capital Markets Limited and Fox-Pitt, Kelton Limited each of which are authorised and regulated in the United Kingdom by the FSA, are acting exclusively for BlueBay and no-one else in connection with the Offer. They will not regard any other person as their respective clients in relation to the Offer and will not be responsible to anyone other than BlueBay for providing the protections afforded to their respective clients, nor for providing advice in relation to the Offer, the contents of this announcement or any transaction, arrangement or other matter referred to herein.

Spencer House Partners LLP, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for BlueBay and no-one else in connection with the Offer. They will not regard any other person as their clients in relation to the Offer and will not be responsible to anyone other than BlueBay for providing the protections afforded to their respective clients, nor for providing advice in relation to the Offer, the contents of this announcement or any transaction, arrangement or other matter referred to herein.

Stabilisation / FSA.

REG-BlueBay Asset Man <BBAY.L> Over-allotment Option

21/11/2006

RNS Number:3980M
BlueBay Asset Management PLC
21 November 2006

Not for publication, distribution or release in or into the United States of America (including its territories and possessions), Canada, Japan or Australia

FOR IMMEDIATE RELEASE 21 NOVEMBER 2006

BLUEBAY ASSET MANAGEMENT PLC ANNOUNCES
EXERCISE OF OVER-ALLOTMENT OPTION

BlueBay Asset Management plc ("BlueBay"), one of Europe's largest independent managers of fixed income credit funds, today announces that Credit Suisse Securities (Europe) Limited acting as stabilisation manager on its initial public offering on the London Stock Exchange ("IPO"), has given notice to exercise in full the over-allotment option in respect of 7,000,000 ordinary shares. All of the proceeds from the sale of the over-allotment ordinary shares will be received by Shinsei Bank, Limited.

Including the exercise of the over-allotment option, the total size of the IPO was 70,000,000 ordinary shares or ÂÂ£210 million.

Enquiries:

Brunswick Group LLP Tel: +44 (0)20 7404 5959
Nigel Prideaux
Nitya Bolam

BlueBay Asset Management Limited Tel: +44 (0)20 7389 3701
Hugh Willis, Chief Executive Officer

Credit Suisse Securities (Europe) Limited Tel: +44 (0)20 7888 8888
Antony Isaacs
John Hannaford

Alistair McKay

Spencer House Partners LLP Tel: +44 (0)20 7647 8527
Jeremy Sillem
Andrew Malcolm

Notes to Editors

Information on BlueBay

BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe, with approximately US$8 billion of AuM as at 30 September 2006. BlueBay's business model is based upon three core competencies: performance-oriented asset management, sophisticated product structuring expertise and growing distribution capabilities. These core competencies are supported by a strong commitment to operational infrastructure, corporate controls and human resources. Its business model has been designed to capitalise on strong growth trends currently under way in European fixed income credit markets, through a business model that combines asset class specialisation with product breadth.

The Company specialises in three major sub-asset classes of credit - investment grade corporate debt, high yield and emerging markets debt. Within each sub-asset class, the Company offers three distinct product lines: long-only funds, long/short funds and structured products. Its long-only funds are designed as actively managed products by industry standards, its long/short funds are designed to be relatively low volatility products by industry standards and its structured products are designed to provide investors with customised investment solutions not catered for by the Company's flagship funds. The Company also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics.

BlueBay distributes its products directly, through wholesalers and via intermediaries. It does so through a sales and marketing team based in the Company's offices in London and through its recently opened offices in Tokyo and New York. The Company's distribution capabilities are further enhanced by its structured products activities, which allow BlueBay access to the investor bases of the major investment banking partners through which the Company launches its structured products. BlueBay's investor base is currently concentrated predominantly in the United Kingdom and Western Europe, but the management believes there will be an increasing number of new investors from Asia and the United States.

Since inception of its business in 2001, BlueBay has set out to construct a highly scalable business platform. As a result, it has invested significantly in developing a comprehensive infrastructure, particularly in the areas of systems, processes and risk controls. The management believes that the Company has also assembled one of the largest concentrations of fixed income credit expertise in Europe; with 50 investment professionals currently supported by 26 sales and marketing and 65 infrastructure staff. The management believes that this has allowed the Company to deliver a strong and scalable blend of infrastructure and investment capabilities to its investors.

A combination of strong secular demand for credit funds and products over recent years and the success of BlueBay's business model in capitalising on this demand has resulted in significant growth for the Company, particularly over the last two years.

The Board of Directors

Hans-Jorg Rudloff, aged 65, Non-Executive Chairman

Hans-Jorg Rudloff was appointed Chairman of BlueBay on 3 July 2001. He is Chairman of the Executive Committee of Barclays Capital, Vice Chairman of Novartis, is a Board member of Thyssen-Bornemisza Group and Rosneft OJSC, sits on the Advisory Board of Landeskreditbank Baden-Wurttemberg and is a member of the Beirat of Energie Baden-Wurttemberg.

Terence Eccles, aged 60, Non-Executive, Independent Director

Terry Eccles has been appointed as a non-executive Director of BlueBay upon BlueBay's listing on the London Stock Exchange with effect from admission. He is currently Vice Chairman of JPMorgan Cazenove, having previously been Vice Chairman, Investment Banking at JPMorgan Chase, following the merger between Chase Manhattan and J.P. Morgan. He started his career at J.P. Morgan in 1970 and has worked in J.P. Morgan's London, New York and Hong Kong offices. During his career, he has advised on numerous transactions, specialising in the European financial services industry.

Tom Cross Brown, aged 58, Non-Executive, Independent Director

Tom Cross Brown has been appointed as a non-executive Director of BlueBay upon BlueBay's listing on the London Stock Exchange with effect from admission. Until 2003, he was Chief Executive Officer of ABN AMRO Asset Management and prior to joining ABN AMRO Asset Management in 1997, he was Chief Executive Officer of Lazard Brothers Asset Management. He is currently non-executive Chairman of Pearl Assurance plc, Nationwide Provident Life Limited, NPI Limited and London Life Limited. He is also a non-executive director of Pearl Group Limited, Artemis Alpha Trust plc and Just Retirement (Holdings) plc and a director of P.A.T. Pensions Limited.

Hugh Willis, aged 46, Chief Executive Officer

Hugh Willis is one of the co-founders of BlueBay and has been a Director and Chief Executive Officer of BlueBay since inception. He spent eight years at J.P. Morgan, latterly as Co-Head of its European Credit Arbitrage Group. He has subsequently held senior positions within the Global Credit Arbitrage Group of Kleinwort Benson and the Fixed Income Management Groups of both Banca della Svizzera and Daiwa Securities Trust and Banking, London. Hugh holds a Masters degree in History from Cambridge University.

Mark Poole, aged 45, Chief Investment Officer

Mark Poole is one of the co-founders of BlueBay and has been a Director and Chief Investment Officer of BlueBay since inception. He spent several years at Credit Suisse First Boston and J.P. Morgan, latterly as Co-Head of its European Credit Arbitrage Group. He has subsequently held senior positions within the Global Credit Arbitrage Group of Kleinwort Benson and the Fixed Income Management Groups of both Banca della Svizzera and Daiwa Securities Trust and Banking. Mark holds a degree in Law and Politics from the University of Southampton.

Nick Williams, aged 50, Chief Financial Officer

Nick Williams was appointed Chief Financial Officer of BlueBay in October 2001 and has been appointed as an executive Director of BlueBay in advance of BlueBay's listing on the London Stock Exchange. Prior to this he spent fifteen years at Goldman Sachs, latterly as Chief Financial Officer of Goldman Sachs

Asset Management (Europe). He previously served as Chief Financial Officer and was a member of the management committee of Goldman Sachs & Co Bank, Zurich. He qualified as a chartered accountant with Ernst & Young. Nick has an undergraduate and a graduate degree in Economics from the Universite Libre de Bruxelles.

Alex Khein, aged 37, Chief Operating Officer

Alex Khein is Chief Operating Officer of BlueBay with responsibility for Operations, IT, Risk and Performance, Treasury and Structured Products and has been appointed as an executive Director of BlueBay in advance of BlueBay's listing on the London Stock Exchange. He joined BlueBay in June 2004 as Head of Structured Products before becoming Chief Operating Officer in October 2005. Previously he spent seven years at Morgan Stanley where he was an Executive Director within the Securitized Products Group. Alex holds a PhD in Physics from Cornell University.

Summary of Financials

Selected Income Statement items (from the annual accounts for the year ended 30 June 2006)

	Year ended 30 June 2006 ÂÂ£ thousands	Year ended 30 June 2005 ÂÂ£ thousands	Year ended 30 June 2004 ÂÂ£ thousands
Revenue and other net operating income	76,993	39,979	13,632
Operating profit	30,287	15,388	1,258
Profit/(loss) on ordinary activities before tax	31,062	15,995	1,497
Tax on profit/(loss) on ordinary activities	(9,443)	(4,879)	633
Profit/(loss) on ordinary activities after tax	21,619	11,116	2,130

Selected Balance Sheet items (from the annual accounts for the year ended 30 June 2006)

	30 June 2006 ÂÂ£ thousands	30 June 2005 ÂÂ£ thousands	30 June 2004 ÂÂ£ thousands
Non current assets	9,886	3,235	3,300
Current assets	56,591	28,206	13,122
Non current liabilities	12,135	94	29
Current Liabilities	25,765	11,034	2,734
Net current assets	30,826	17,172	10,388
Shareholders' funds	28,577	20,313	13,659

Selected information on Assets under Management (for the year ended 30 June 2006)

Fixed Income Credit Sub-Asset Classes
(AuM in US$ million as at 30 June 2006)

Product Lines Investment Sub-Investment Emerging Subtotals by

	Grade Corporate Credit	Grade / High Yield Corporate Credit	Markets	Product Lines
Total Long-Only	122	1,293	1,159	2,574
Total Long/Short	557	1,479	768	2,804
Total Structured Products	177	593	811	1,581
Subtotals by Sub-Asset Class	856	3,365	2,738	
Total Assets under Management				6,959

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy BlueBay Ordinary Shares to any person in any jurisdiction to whom or in which such offer or solicitation is unlawful. This announcement is not for distribution or publication in or into the United States, Australia, Canada or Japan. This communication is not an offer to sell or a solicitation of any offer to buy the BlueBay Ordinary Shares in the United States or in any other jurisdiction. The BlueBay Ordinary Shares have not been and will not be registered under the US Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States unless registered under the Securities Act or pursuant to an applicable exemption from such registration. No public offering of the BlueBay Ordinary Shares of the Company is being made in the United States. BlueBay has not and will not register under the US Investment Company Act of 1940, as amended.

This announcement contains certain "forward-looking statements". In particular, the words "intends", "may", "should", "believes", "target", "anticipate", "expect", "will" and similar expressions can be used to identify forward-looking statements. Certain important factors could cause actual results or outcomes to differ materially from those expressed in forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond BlueBay Group's control that could cause the actual results, performance or achievements of the BlueBay Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the BlueBay Group's present and future business strategies and the environment in which the BlueBay Group will operate in the future. Although the management of BlueBay believe these expectations to be reasonable at the date of this announcement, they may prove to be erroneous. Forward-looking statements speak only as of the date they are made.

Credit Suisse Securities (Europe) Limited ("CS"), which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for BlueBay and no-one else in connection with the IPO. CS will not regard any other person as their respective clients in relation to the IPO and will not be responsible to anyone other than BlueBay for providing the protections afforded to their respective clients, nor for providing advice in relation to the IPO, the contents of this announcement or any transaction, arrangement or other matter referred to herein.

Spencer House Partners LLP, which is authorised and regulated in the United Kingdom by the FSA, is acting exclusively for BlueBay and no-one else in connection with the Offer. They will not regard any other person as their clients in relation to the IPO and will not be responsible to anyone other than BlueBay for providing the protections afforded to their respective clients, nor

for providing advice in relation to the IPO, the contents of this announcement or any transaction, arrangement or other matter referred to herein.

Stabilisation / FSA.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Director/PDMR Shareholding

23/11/2006

RNS Number:6290M
BlueBay Asset Management PLC
23 November 2006

To: The Directors

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

I hereby notify the Company that on 22 November 2006, I was interested in 6,000,000 ordinary shares of 0.1 pence each in the capital of the Company and hereby discharge my obligation pursuant to section 324(1), Companies Act 1985 and pursuant to the Disclosure Rules made in accordance with s.73(A)(3) of the Financial Services and Markets Act 2000.

I require you to enter the nature and extent of my interest in these shares against my name in the register maintained by the Company under section 325 of the Companies Act 1985.

....

Alex Khein
Director

Dated 23 November 2006

This information is provided by RNS

The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

23/11/2006

RNS Number:6302M
BlueBay Asset Management PLC
23 November 2006

The Directors
BlueBay Asset Management plc
Times Place
45 Pall Mall
London
SW17 5JG

For the attention of Nick Williams

23 November 2006

Dear Sirs,

Section 198 Disclosure of Interests

I write to notify you of certain information in accordance with the requirements of Sections 198 and 202(4) of the Companies Act 1985 (the "Act").

Further to Section 202(4) of the Act please note the following:

(a) As at 22 November 2006, I was interested in a total of 6,000,000 ordinary shares of 0.1 pence each in the capital of BlueBay Asset Management plc (the "Shares").

(b) I confirm that I am beneficially interested in the Shares and that I make this notification on behalf of myself and no other person.

Yours faithfully

....

Alex Khein

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

23/11/2006

RNS Number:6303M
BlueBay Asset Management PLC
23 November 2006

The Directors

BlueBay Asset Management plc

Times Place

45 Pall Mall

London

SW17 5JG

For the attention of Nick Williams

23 November 2006

Dear Sirs,

Section 198 Disclosure of Interests

I write to notify you of certain information in accordance with the requirements

of Sections 198 and 202(4) of the Companies Act 1985 (the "Act").

Further to Section 202(4) of the Act please note the following:

(a) As at 22 November 2006, I was interested in a total of 6,000,000 ordinary shares of 0.1 pence each in the capital of BlueBay Asset Management plc (the "Shares").

(b) I confirm that I am beneficially interested in the Shares and that I make this notification on behalf of myself and no other person.

Yours faithfully

....

Alberto Francioni

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The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Director/PDMR Shareholding

23/11/2006

RNS Number:6330M
BlueBay Asset Management PLC
23 November 2006

To: The Directors

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

I hereby notify the Company that on 22 November 2006, I was interested in 416,667 ordinary shares of 0.1 pence each in the capital of the Company and hereby discharge my obligation pursuant to section 324(1), Companies Act 1985 and pursuant to the Disclosure Rules made in accordance with s.73(A)(3) of the Financial Services and Markets Act 2000.

I require you to enter the nature and extent of my interest in these shares against my name in the register maintained by the Company under section 325 of the Companies Act 1985.

....

Hans-Joerg Rudloff
Director

Dated 23 November 2006

END
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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

23/11/2006

RNS Number:6329M
BlueBay Asset Management PLC
23 November 2006

The Directors

BlueBay Asset Management plc

Times Place

45 Pall Mall

London

SW17 5JG

For the attention of Nick Williams

23 November 2006

Dear Sirs,

Section 198 Disclosure of Interests

We write to notify you of certain information in accordance with the

requirements of Sections 198 and 202(4) of the Companies Act (the "Act").

Further to Section 202(4) of the Act please note the following:

(a) As at 22 November 2006, Shinsei Bank, Limited ("Shinsei") was interested in a total of 10,000,000 ordinary shares of 0.1 pence each in the capital of BlueBay Asset Management plc (the "Shares").

(b) We confirm that Shinsei is the registered holder of the Shares and that we make this notification on our own behalf and for no other person.

If you have any questions in relation to the contents of this notice, please contact Mark Militello on ....

Yours faithfully

....

For and on behalf of

Shinsei Bank, Limited

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REG-BlueBay Asset Man <BBAY.L> Director/PDMR Shareholding

23/11/2006

RNS Number:6333M
BlueBay Asset Management PLC
23 November 2006

To: The Directors

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

I hereby notify the Company that on 22 November 2006, I was interested in 16,000 ordinary shares of 0.1 pence each in the capital of the Company and hereby discharge my obligation pursuant to section 324(1), Companies Act 1985 and pursuant to the Disclosure Rules made in accordance with s.73(A)(3) of the Financial Services and Markets Act 2000.

I require you to enter the nature and extent of my interest in these shares against my name in the register maintained by the Company under section 325 of the Companies Act 1985.

....

Terry Eccles

Director

Dated 23 November 2006

This information is provided by RNS
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REG-BlueBay Asset Man <BBAY.L> Director/PDMR Shareholding

23/11/2006

RNS Number:6337M
BlueBay Asset Management PLC
23 November 2006

To: The Directors

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

I hereby notify the Company that on 22 November 2006, I was interested in 33,333 ordinary shares of 0.1 pence each in the capital of the Company and hereby discharge my obligation pursuant to section 324(1), Companies Act 1985 and pursuant to the Disclosure Rules made in accordance with s.73(A)(3) of the Financial Services and Markets Act 2000.

I require you to enter the nature and extent of my interest in these shares against my name in the register maintained by the Company under section 325 of the Companies Act 1985.

....

Tom Cross Brown

Director

Dated 23 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Director/PDMR Shareholding

23/11/2006

RNS Number:6338M
BlueBay Asset Management PLC
23 November 2006

To: The Directors

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

I hereby notify the Company that on 22 November 2006, I was interested in 3,000,000 ordinary shares of 0.1 pence each in the capital of the Company and hereby discharge my obligation pursuant to section 324(1), Companies Act 1985 and pursuant to the Disclosure Rules made in accordance with s.73(A)(3) of the Financial Services and Markets Act 2000.

I require you to enter the nature and extent of my interest in these shares against my name in the register maintained by the Company under section 325 of the Companies Act 1985.

....

Nick Williams

Director

Dated 23 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

23/11/2006

RNS Number:6341M
BlueBay Asset Management PLC
23 November 2006

The Directors

BlueBay Asset Management plc

Times Place

45 Pall Mall

London

SW17 5JG

For the attention of Nick Williams

23 November 2006

Dear Sirs,

Section 198 Disclosure of Interests

I write to notify you of certain information in accordance with the requirements of Sections 198 and 202(4) of the Companies Act 1985 (the "Act").

Further to Section 202(4) of the Act please note the following:

(a) As at 22 November 2006, I was interested in a total of 23,380,000 ordinary shares of 0.1 pence each in the capital of BlueBay Asset Management plc (the "Shares").

(b) I confirm that I am the registered and beneficial holder of 20,000,000 of the Shares and am beneficially interested in 3,380,000 of the Shares. I make this notification on behalf of myself and no other person.

Yours faithfully

....

Mark Poole

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REG-BlueBay Asset Man <BBAY.L> Director/PDMR Shareholding

23/11/2006

RNS Number:6340M
BlueBay Asset Management PLC
23 November 2006

To: The Directors

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

I hereby notify the Company that on 22 November 2006, I was interested in 23,380,000 ordinary shares of 0.1 pence each in the capital of the Company and hereby discharge my obligation pursuant to section 324(1), Companies Act 1985 and pursuant to the Disclosure Rules made in accordance with s.73(A)(3) of the Financial Services and Markets Act 2000.

I require you to enter the nature and extent of my interest in these shares against my name in the register maintained by the Company under section 325 of the Companies Act 1985.

....

Mark Poole

Director

Dated 23 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Director/PDMR Shareholding

23/11/2006

RNS Number:6344M
BlueBay Asset Management PLC
23 November 2006

To: The Directors

BLUEBAY ASSET MANAGEMENT PLC

(the "Company")

I hereby notify the Company that on 22 November 2006, I was interested in 23,380,000 ordinary shares of 0.1 pence each in the capital of the Company and hereby discharge my obligation pursuant to section 324(1), Companies Act 1985 and pursuant to the Disclosure Rules made in accordance with s.73(A)(3) of the Financial Services and Markets Act 2000.

I require you to enter the nature and extent of my interest in these shares against my name in the register maintained by the Company under section 325 of the Companies Act 1985.

....

Hugh Willis

Director

Dated 23 November 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

23/11/2006

RNS Number:6348M
BlueBay Asset Management PLC
23 November 2006

The Directors

BlueBay Asset Management plc

Times Place

45 Pall Mall

London

SW17 5JG

For the attention of Nick Williams

23 November 2006

Dear Sirs,

Section 198 Disclosure of Interests

I write to notify you of certain information in accordance with the requirements of Sections 198 and 202(4) of the Companies Act 1985 (the "Act").

Further to Section 202(4) of the Act please note the following:

(a) As at 22 November 2006, I was interested in a total of 23,380,000 ordinary shares of 0.1 pence each in the capital of BlueBay Asset Management plc (the "Shares").

(b) I confirm that I am the registered and beneficial holder of 20,000,000 of the Shares and am beneficially interested in 3,380,000 of the Shares. I make this notification on behalf of myself and no other person.

Yours faithfully

....

Hugh Willis

END
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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company
23/11/2006

RNS Number:6352M
BlueBay Asset Management PLC
23 November 2006

The Directors

BlueBay Asset Management plc

Times Place

45 Pall Mall

London

SW17 5JG

For the attention of Nick Williams

23 November 2006

Dear Sirs,

Section 198 Disclosure of Interests

I write to notify you of certain information in accordance with the requirements of Sections 198 and 202(4) of the Companies Act 1985 (the "Act").

Further to Section 202(4) of the Act please note the following:

(a) As at 22 November 2006, I was interested in a total of

6,000,000 ordinary shares of 0.1 pence each in the capital of BlueBay Asset Management plc (the "Shares").

(b) I confirm that I am beneficially interested in the Shares and that I make this notification on behalf of myself and no other person.

Yours faithfully

....

Simon Treacher

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

23/11/2006

RNS Number:6353M
BlueBay Asset Management PLC
23 November 2006

The Directors
BlueBay Asset Management plc
Times Place
45 Pall Mall
London
SW17 5JG

For the attention of Nick Williams

23 November 2006

Dear Sirs,

Section 198 Disclosure of Interests

I write to notify you of certain information in accordance with the requirements of Sections 198 and 202(4) of the Companies Act 1985 (the "Act").

Further to Section 202(4) of the Act please note the following:

(a) As at 22 November 2006, I was interested in a total of 6,000,000 ordinary shares of 0.1 pence each in the capital of BlueBay Asset Management plc (the "Shares").

(b) I confirm that I am beneficially interested in the Shares and that I make

this notification on behalf of myself and no other person.

Yours faithfully

....

Gina Germano

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

23/11/2006

RNS Number:6415M
BlueBay Asset Management PLC
23 November 2006

LETTER TO BLUEBAY ASSET MANAGEMENT DATED 21ST NOVEMBER 2006

S198 Companies Act 1985 (the "Act")

We write to inform you, pursuant to s198 of the Act, that as at the close of business on 17th November 2006, Lehman Brothers International (Europe) had an interest in 11,558,572 ordinary shares of Bluebay Asset Management (the "Company"). This represents 6.07% of the outstanding share capital of the Company.

LETTER FROM: LEHMAN BROTHERS INTERNATIONAL (EUROPE)

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

24/11/2006

RNS Number:7187M
BlueBay Asset Management PLC
24 November 2006

24 NOVEMBER 2006

FURTHER TO THE ANNOUNCEMENT ON 23 NOVEMBER, THE LEHMANS BROTHERS STAKE IN BLUEBAY ASSET MANAGEMENT PLC IS SPLIT AS FOLLOWS:

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: BLUEBAY ASSET MANAGEMENT PLC

2. Name of shareholder with a major interest:

(A) LB UK RE Holdings Limited AND

(B) Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF LB UK RE HOLDINGS LIMITED AND LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	SHARES	PER CENT
LB UK RE Holdings Limited	9,500,211	4.99%
Lehman Brothers International (Europe)	2,058,361	1.08%

5. Number of shares / amount of stock acquired: 2,058,361

6. Percentage of issued class*: 1.08%

7. Number of shares / amount of stock disposed: N/A

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 0.1p

10. Date of transaction: 17 NOVEMBER 2006

11. Date listed company informed: 17 NOVEMBER 2006

12. Total holding following this notification: 11,558,572 SHARES

13. Total percentage holding of issued class following this notification*:

6.07%

14. Any additional information

15. Name of contact and telephone number for queries: NICK WILLIAMS 020 7389 3703

16. Name and signature of duly authorised officer of the listed company

responsible for making this notification: NICK WILLIAMS

17. Date of notification: 24 NOVEMBER 2006

* any treasury shares held by the listed company should not be taken into

account when calculating percentage

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

24/11/2006

RNS Number:7188M
BlueBay Asset Management PLC
24 November 2006

24 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: BLUEBAY ASSET MANAGEMENT PLC

2. Name of shareholder with a major interest:

(A) LB UK RE Holdings Limited AND

(B) Lehman Brothers International (Europe)

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF LB UK RE HOLDINGS LIMITED AND LEHMAN BROTHERS INTERNATIONAL (EUROPE)

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	SHARES	PER CENT
LB UK RE Holdings Limited	9,500,211	4.99%
Lehman Brothers International (Europe)	1,608,361	0.85%

5. Number of shares / amount of stock acquired: NOT DISCLOSED

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 0.1p

10. Date of transaction: 21 NOVEMBER 2006

11. Date listed company informed: 21 NOVEMBER 2006

12. Total holding following this notification: 11,108,572 SHARES

13. Total percentage holding of issued class following this notification*:

5.84%

14. Any additional information

15. Name of contact and telephone number for queries: NICK WILLIAMS 020 7389 3703

16. Name and signature of duly authorised officer of the listed company

responsible for making this notification: NICK WILLIAMS

17. Date of notification: 24 NOVEMBER 2006

* any treasury shares held by the listed company should not be taken into

account when calculating percentage

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

28/11/2006

RNS Number:8109M
BlueBay Asset Management PLC
28 November 2006

28 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: BLUEBAY ASSET MANAGEMENT PLC

2. Name of shareholder with a major interest:

Appleby Nominees (Jersey) Limited

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF Appleby Nominees (Jersey) Limited

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	SHARES	PER CENT
Appleby Nominees (Jersey) Limited	69,560,000	36.55%

5. Number of shares / amount of stock acquired: N/A

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: N/A

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 0.1p

10. Date of transaction: 22 NOVEMBER 2006

11. Date listed company informed: 24 NOVEMBER 2006

12. Total holding following this notification: 69,560,000 SHARES

13. Total percentage holding of issued class following this notification*: 36.55%

14. Any additional information: Appleby holds Ordinary Shares on behalf of the employees of BlueBay Asset Management PLC.

15. Name of contact and telephone number for queries: NICK WILLIAMS 020 7389 3703

16. Name and signature of duly authorised officer of the listed company

responsible for making this notification: NICK WILLIAMS

17. Date of notification: 28 NOVEMBER 2006

* any treasury shares held by the listed company should not be taken into

account when calculating percentage

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

28/11/2006

RNS Number:8111M
BlueBay Asset Management PLC
28 November 2006

28 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: BLUEBAY ASSET MANAGEMENT PLC

2. Name of shareholder with a major interest:

Shinsei Bank, Limited

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF Shinsei Bank, Limited

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	SHARES	PER CENT
Shinsei Bank, Limited	10,000,000	5.25%

5. Number of shares / amount of stock acquired: N/A

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: NOT DISCLOSED

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 0.1p

10. Date of transaction: 22 NOVEMBER 2006

11. Date listed company informed: 27 NOVEMBER 2006

12. Total holding following this notification: 10,000,000 SHARES

13. Total percentage holding of issued class following this notification*: 5.25%

14. Any additional information

15. Name of contact and telephone number for queries:

NICK WILLIAMS 020 7389 3703

16. Name and signature of duly authorised officer of the listed company

responsible for making this notification: NICK WILLIAMS

17. Date of notification: 28 NOVEMBER 2006

* any treasury shares held by the listed company should not be taken into account when calculating percentage

END
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REG-BlueBay Asset Man <BBAY.L> Holding(s) in Company

28/11/2006

RNS Number:8110M
BlueBay Asset Management PLC
28 November 2006

28 NOVEMBER 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LISTING RULE LR 9.6.7 R

1. Name of listed company: BLUEBAY ASSET MANAGEMENT PLC

2. Name of shareholder with a major interest:

Barclays Bank PLC

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

NOTIFICATION ON BEHALF Barclays Bank PLC

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

SHAREHOLDER	SHARES	PER CENT
Barclays Bank PLC	0	0%

5. Number of shares / amount of stock acquired: N/A

6. Percentage of issued class*: N/A

7. Number of shares / amount of stock disposed: 30,000,000

8. Percentage of issued class*: N/A

9. Class of security: ORDINARY SHARES OF 0.1p

10. Date of transaction: 22 NOVEMBER 2006

11. Date listed company informed: 24 NOVEMBER 2006

12. Total holding following this notification: 0 SHARES

13. Total percentage holding of issued class following this notification*: 0%

14. Any additional information

15. Name of contact and telephone number for queries: NICK WILLIAMS 020 7389 3703

16. Name and signature of duly authorised officer of the listed company

responsible for making this notification: NICK WILLIAMS

17. Date of notification: 28 NOVEMBER 2006

* any treasury shares held by the listed company should not be taken into account when calculating percentage

END
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REG-BlueBay Asset Man <BBAY.L> Voting Rights & Capital

07/12/2006

RNS Number:4973N
BlueBay Asset Management PLC
07 December 2006

BlueBay Asset Management plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6 we would like to notify the market of the following:

BlueBay Asset Management plc's capital consists of 190,310,000 ordinary shares with voting rights.

This figure (190,310,000) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BlueBay Asset Management plc under the FSA's Disclosure and Transparency Rules.

This information is provided by RNS
The company news service from the London Stock Exchange

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REG-Credit Suisse (Eur) Stabilisation Notice<BBAY.L>

29/12/2006

RNS Number:7719O
Credit Suisse Securities (Eur) Ltd
29 December 2006

Not for distribution, directly or indirectly, in or into the United States or any jurisdiction in which such distribution would be unlawful.

End of Stabilisation Notice

Credit Suisse, Stabilising Manager in the issue of the following securities hereby gives notice that the Stabilising period ended on 29th December 2006.

The securities:

Issuer:	Bluebay Asset Management Plc
ISIN:	GB00B1G52761
Aggregate nominal amount:	7,000,000
Offer price:	300 Pence

This announcement is for information purposes only and does not constitute an invitation or offer to underwrite, subscribe for or otherwise acquire or dispose of any securities of the Issuer in any jurisdiction.

This material was produced by Credit Suisse Securities (Europe) Limited, a firm regulated and authorised by The Financial Services Authority (the "FSA") and is not for distribution to private customers, as defined by the rules of the FSA or to be used or considered as an offer to sell or solicitation of an offer to buy any securities.

This announcement is not an offer of securities for sale into the United States. The securities have not been, and will not be, registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from registration. There will be no public offer of securities in the United States

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REG-BlueBay Asset Man <BBAY.L> Notice of Trading Statement

12/01/2007

RNS Number:4542P
BlueBay Asset Management PLC
12 January 2007

BlueBay Asset Management will release a pre-close trading statement at 0700 GMT on Tuesday 16th January 2007.

There will be conference calls for UK and International analysts and investors at 0830 (GMT) and 1400 (GMT).

Please call Brunswick on +44 (0)20 7404 5959 for details.

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REG-BlueBay Asset Man <BBAY.L> Trading Statement

16/01/2007

RNS Number:5634P
BlueBay Asset Management PLC
16 January 2007

Pre-close Trading Statement

BlueBay Asset Management plc Trading Statement - 16 January 2007

BlueBay Asset Management plc (BlueBay) is issuing the following trading update prior to entering the close period ahead of the interim announcement, on 20 March 2007, of results for the half year to 31 December 2006.

At 31 December 2006, BlueBay was managing assets amounting to $9.59 billion, an increase of $2.63 billion since 30 June 2006, when the reported assets under management were $6.96 billion.

The breakdown of assets under management at 31 December 2006 compared to 30 June 2006 is as follows:

Product	31 December 2006 US$ billions	30 June 2006 US$ billions
Long/short	3.62	2.80
Long-only	3.87	2.57
Structured products	2.10	1.58
TOTAL	9.59	6.96

The increase in assets under management during the period can be broken down into net subscriptions of $1.93 billion and fund appreciation of $0.70 billion.

During the period, BlueBay launched one new flagship fund, the Emerging Market Select Bond Fund, a new sub-fund on its long-only SICAV umbrella fund. At 31 December, this new fund had assets of $41 million.

Commenting on the trading statement, Hugh Willis, BlueBay's Chief Executive Officer said:

"Following our recent successful flotation, these numbers demonstrate BlueBay's ongoing strong performance which continues to be in line with management expectations."

There will be conference calls for UK and International analysts and investors at 8.30 (GMT) and 14.00 (GMT). Please call Brunswick on 020 7404 5959 for details.

For further information please contact BlueBay 020 7389 3700
Hugh Willis, CEO
Nick Williams, CFO
Alex Khein, COO,

Brunswick Group LLP 020 7404 5959
Nigel Prideaux/Nitya Bolam

Notes to Editors

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$9.6 billion of asset under management as at 31 December 2006, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in three major sub-asset classes of credit - investment grade corporate debt, high yield and emerging markets debt.

Within each sub-asset class, the Company offers three distinct product lines: long/short funds, long-only funds and structured products. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London and recently opened offices in Tokyo and New York.

The company news service from the London Stock Exchange

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REG-BlueBay Asset Man <BBAY.L> Additional Adviser

13/03/2007

RNS Number:8847S
BlueBay Asset Management PLC
13 March 2007

BlueBay Asset Management PLC

13 March 2007

BlueBay Asset Management plc - Appointment of Joint Corporate Broker

BlueBay Asset Management plc is pleased to announce that it has appointed Citigroup Global Markets Limited as its joint corporate broker with immediate effect.

Enquiries:

BlueBay Asset Management plc 0207 389 3700
Hugh Willis, Chief Executive Officer
Nick Williams, Chief Financial Officer

Citigroup Global Markets Limited 0207 986 4000
Andrew Thompson

Brunswick Group LLP 0207 404 5959
Nigel Prideaux / Nitya Bolam

Notes to Editors

Information on BlueBay

Founded in 2001, BlueBay is one of the largest independent managers of fixed income credit funds and products in Europe. It listed on the London Stock Exchange in November 2006. With approximately US$9.6 billion of asset under management as at 31 December 2006, it has one of the largest concentrations of fixed income credit expertise in Europe. BlueBay specialises in three major sub-asset classes of credit - investment grade corporate debt, high yield and emerging markets debt.

Within each sub-asset class, the Company offers three distinct product lines:

long/short funds, long-only funds and structured products. It also manages a number of long-only segregated accounts on behalf of large institutional clients. BlueBay's overall aim is to provide a broad range of credit products to modern institutional investors which offer attractive risk-adjusted performance characteristics. BlueBay distributes its products directly, through wholesalers and via intermediaries. Its sales and marketing team is based in the Company's offices in London and recently opened offices in Tokyo and New York.

END
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REG-BlueBay Asset Man <BBAY.L> Interim Results

20/03/2007

RNS Number:2641T
BlueBay Asset Management PLC
20 March 2007

FOR IMMEDIATE RELEASE 20 MARCH 2007

BlueBay Asset Management plc

INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 DECEMBER 2006

Financial Highlights

	Six months ended 31 December 2006	Six months ended 31 December 2005	% increase	Year to 30 June 2006
Assets under management	US$9.59bn	US$4.35bn	+121%	US$6.96bn
Total fee income	£56.6m	£34.1m	+66%	£76m
Netmanagement fee income	£26.6m	£15.0m	+77%	£37.2m
Performance fee income	£30.0m	£19.1m	+57%	£38.8m
Profit before tax	£29.2m	£15.3m	+91%	£31.1m
Operating Margin	50.0%	43.8%	+6.2pts	39.9%
Profit after tax	£20.0m	£10.7m	+87%	£21.6m

Hugh Willis, BlueBay's Chief Executive Officer, said:

"Following the successful listing of BlueBay in November 2006 we are delighted

to announce our maiden interim results. BlueBay has made good progress in the first half of the year with profit before tax up 91% to £29.2 million. The more than doubling of assets under management across all asset classes reflects our strong investment performance coupled with continued growing demand from institutional investors for high performance credit products. The pace of net inflows has continued into the second half and we remain confident in the opportunities offered by the diversified fixed income credit platform that has been built up at BlueBay."

There will be a briefing for analysts at 09.30 (GMT) and a conference call for international analysts and investors at 14.00 (GMT). Please call Brunswick on 020 7404 5959 for details.

For further information please contact:

BlueBay Asset Management plc 020 7389 3700

Hugh Willis, CEO

Nick Williams, CFO

Jo Ongert, Head of Marketing & Client Relations

Brunswick Group LLP 020 7404 5959

Nigel Prideaux/Nitya Bolam/

Tim Williamson

Management Statement - half year review to 31 December 2006

1. Business Overview

BlueBay has made good progress in the first half of the financial year with profit before tax up 91.0% to £29.2 million compared to the six months to 31 December 2005. Total fee revenues increased by 66.1% to £56.6 million with a 77.4% increase in management fees to £26.6 million and a 57.2% increase in performance fees to £30.0 million. Diluted earnings per share increased by 11.1% from 9p to 10p.

Assets under Management

Assets under management increased during the six month period to 31 December 2006 by 37.8% to US$9.59 billion from their level at 30 June 2006 and by 121% from their level at 31 December 2005.

AuM (US$ bn) as at			Six months ended 31 December 2006	
31 December 2006	30 June 2006	31 December 2005	Net subscriptions (US$ bn)	Market appreciation (US$ bn)

Long/Short	3.62	2.80	2.42	0.57	0.24
Long-only	3.87	2.57	1.15	0.98	0.31
Structured Products	2.10	1.59	0.78	0.37	0.15
Total	9.59	6.96	4.35	1.93	0.70

Long/short assets under management increased by 29.1% to US$3.62 billion split between net subscriptions of US$572 million and net market appreciation of US$243 million. No new long/short products were launched during the period so all net subscriptions were made into existing products. These were particularly strong for the BlueBay Value Recovery Fund which attracted US$526 million of net subscriptions.

Long-only assets under management increased by 50.4% during the six month period to 31 December 2006 to US$3.87 billion split between net subscriptions of US$984 million and net market appreciation of US$314 million. Of the net subscriptions, US$650 million were made into BlueBay's long-only funds. Net inflows were particularly strong in the high yield (US$245 million) and emerging markets local currency (US$222 million) products. A new sub-fund, the BlueBay Emerging Market Select Bond Fund was launched in December 2006, attracting US$41 million of assets by 31 December 2006. We continue to accept segregated mandates selectively and only when we believe the investment mandate allows us to generate superior risk-adjusted returns to investors on a cost effective basis. Three new segregated mandates were added during the period, with total segregated mandates contributing US$334 million to the net subscriptions. All of these mandates were in investment grade, which established a three year track record during the current financial period.

Structured product assets under management increased by 32.7% during the six month period to 31 December 2006 to US$2.10 billion split between net subscriptions of US$369 million and net market appreciation of US$148 million. In conjunction with Goldman Sachs, BlueBay launched its first principal-protected long/short product, the Alpha Select Fund, which attracted net inflows of US$168 million during the period.

Looking across the major sub-asset classes managed by BlueBay, all three benefited from the strong net inflows with net subscriptions of US$560 million in investment grade products, US$447 million in emerging market products and US$918 million in high yield products.

Fund Performance

Fund performance for the calendar year 2006 was solid. Of the three flagship long/short funds the annual returns net of fees for 2006 were 17.6% for the BlueBay Emerging Market Total Return Fund, 15.4% for the BlueBay Value Recovery Fund (US$ share class) and 5.4% for the BlueBay Global Credit Fund.

For the long-only flagship funds the relative annual returns for the calendar year 2006 were 141 basis points ahead of the index for the BlueBay Investment Grade Bond Fund, 245 basis points ahead of the index for the BlueBay Emerging Market Bond Fund, 10 basis points behind the index for the BlueBay High Yield Bond Fund and 535 basis points ahead of the index for the BlueBay Emerging

Markets Local Currency Fund.

Distribution

We have continued to focus on the broadening of BlueBay's geographic investor base with client wins across the Middle East and Australia during the six months to 31 December 2006. A new range of Funds designed for US taxable and non-taxable clients was launched at the end of 2006 and will provide capacity for the growth of our US business through our recently opened New York office (May 2006). As our investor base grows we are seeing greater diversification across our institutional investors and continued interest in our products from existing and new distribution channels.

Employees

We remain committed to the principle of wide employee equity ownership. Immediately after the listing, employees owned 58% of the issued share capital of BlueBay, some of which are subject to certain vesting conditions. As part of the compensation round at the end of 2006, a Share Incentive Programme (SIP) was offered to all permanent employees based in the UK. BlueBay extended the deferred bonus arrangement to all employees earning over a certain minimum annual remuneration. Under this arrangement, certain bonus awards were made in the form of conditional investments in some of the funds managed by BlueBay, to be released to the relevant employees over a three year period.

2. Financial Summary

One of our strategic objectives is to build a scalable diversified fixed income credit platform which benefits from a diversity of revenue streams. In addition to the long/short funds, we have developed a long-only fund platform which has seen significant growth in inflows following the establishment of successful multi-year track records. Our structured products business offers derivatives of both our long-only and long/short funds as well as bespoke structured funds. As a result, we expect the contribution of long-only and structured products to the AuM and to the management fee revenues to increase over time.

Management Fees

The growth in the assets under management has fed through to increased management fees, albeit at a slower rate. This is due to the increase in lower management fee yielding long-only and structured products as a proportion of total AuM. Long/short management fees grew by 45.4% in the first half to £17.4 million whereas long-only management fees increased by 225% to £5.3 million and structured product management fees increased by 180% to £3.9 million over the same period.

£ millions	Six months ended 31 December		Year to 30 June
	2006	2005	2006
Long/short	17.4	12.0	28.0
Long-only	5.3	1.6	5.1
Structured products	3.9	1.4	4.1

Total net management fees	26.6	15.0	37.2

The share of long/short products in the total management fees declined from 79.9% in the six months to 31 December 2005 to 65.5% in the six months to 31 December 2006.

Management fees on long/short products are charged at a standard 2 per cent per annum on all of the assets managed.

The management fees charged on long-only and structured products are more varied, depending on factors such as the sub-asset class, the share class and the levels of rebates offered to significant investors. We monitor total fee revenue yields on long-only and structured products for signs of erosion. During the course of the period, we refined our methodology for computing yields, which we applied to both the current and the previous six month period. We believe this provides a metric that is more useful to both external parties and management. The main changes are firstly to include net subscriptions made during the calculation period, secondly to break-down overall yields into separate management fee and performance fee yields and finally to exclude expense cap reimbursements made to infant funds.

The management fee yield on our long-only products has stayed static at 61 basis points in both the first and the second half of calendar year 2006. The management fee yield on structured products increased from 79 basis points in the first half of calendar year 2006 to 84 basis points in the second half of 2006. This improvement is mainly attributable to a change in product and asset class mix.

Performance Fees

Performance fees continue to be generated predominately by the long/short funds. Performance fees crystallize at the end of June on two of the three long/short funds and on all three at the end of December each year. For calendar year 2006, the weighted average long/short fund return net of fees was 13.7%.

Combined with the strong growth of the long/short assets under management, this led to a 57.2% increase in performance fees to £30.0 million for the six months to 31 December 2006 compared to six months to 31 December 2005.

£ millions	Six months ended 31 December		Year to 30 June
	2006	2005	2006
Long/short	29.6	19.0	37.9
Long-only	0.0	0.1	0.7
Structured products	0.4	0.0	0.2
Total performance fees	30.0	19.1	38.8

The contribution made by long-only and structured products to total performance fees remains fairly negligible. Performance fee yields on long-only products declined from 8 basis points in the first half of calendar 2006 to 2 basis points in the second half of calendar 2006. Structured product performance fee yields increased from 8 basis points in the first half of calendar 2006 to 9 basis points during the second half of calendar 2006.

Foreign exchange movements

BlueBay's revenues are earned predominately in US Dollars and Euros whereas the majority of its expenses are in Pounds Sterling. Performance related bonuses do provide a partial hedge to the exposure on the revenues. During the six months to 31 December 2006, the appreciation of Sterling against the Dollar and the Euro adversely impacted BlueBay's results. We estimate that the net effect over the six month period has depressed our earnings by around £2.5 million.

Personnel costs

Personnel costs amounted to £20.2 million for the six months to 31 December 2006, representing 35.7% of total revenues. For the full year to 30 June 2006, personnel related expenses amounted to 46.1% of total revenues. The improvement over the last six months is largely attributable to the roll-out of the bonus deferral programme to a wider group of employees in 2006 than in 2005. Deferred bonuses are charged to the profit and loss account over the vesting period in accordance with IFRS. In the six months to December 2006, £2.8 million or 27.1% of the amount deferred was charged to the profit and loss account. For all employees receiving bonuses in excess of a certain amount, two thirds are awarded as a cash payment and one third is awarded as shares in one of the funds managed by BlueBay, which vest over a three year period.

Operating margins

Operating margins improved from 43.8% in the six months to 31 December 2005 to 50.0% in the six months to 31 December 2006. Again part of this improvement is due to the extended roll-out of the bonus deferral programme. Offsetting this were one-off

expenses of £1.1 million relating to the Listing which were charged to the profit and loss account.

Taxation

The effective tax rate has increased from 30.3% of profits before tax in the six months to 31 December 2005 to 31.6% in the six months to 31 December 2006. This is due to £1.1m of disallowable Listing costs which were charged to the profit and loss account. The exercise of share options by employees at the time of the Listing, as well as the mark-to-market of shares underlying un-exercised options, created an allowable tax expense of £18.9 million during the period, which will offset corporation tax payable over time.

Capital Resources

BlueBay continues to be a cash generative business and held cash and cash

equivalents representing 46.2% of total current assets or £39.1m as at 31 December 2006 compared to 28.9% or £11.5m as at 31 December 2005.

Share Capital

In connection with its admission to the Official List of the UK Listing Authority, the share capital of BlueBay was re-organised as described in Note 12 of the Interim Financial Statements. In addition, we modified some of the terms under which various employees had subscribed for shares in BlueBay in March and April 2006 so that these subscriptions could be reclassified from debt to equity. We also enabled a wider group of employees who held options in a scheme established under the Enterprise Management Incentives to exercise their options at the time of the Listing. The resulting shares have been added to BlueBay's share capital. Additional expenses relating to the Listing of £1.1 million were written off against the share premium account.

Dividends

Dividends totalling £14.4 million were paid during the half year to shareholders on the Register prior to Listing. BlueBay's first dividend as a listed company will be paid in respect of the full year ending 30 June 2007. To the extent that it is decided to recommend a dividend for the financial year ending 30 June 2007, it will only be in respect of that period of the financial year during which BlueBay has been listed

Multi-Strategy Fund

On 2 April 2007, BlueBay will be launching the BlueBay Multi-Strategy Fund. This is the firm's first new long/short product launch since 2003 and becomes the fourth fund in BlueBay's suite of long/short offerings. The Fund will invest across multiple strategies with a strong credit focus; leveraging the established track record of the firm's 50-strong team of investment professionals across a wide variety of sub-asset classes of credit. It will be available in both un-leveraged and leveraged format (Multi-Strategy Plus); the latter with limited availability.

Lehman Brothers - which took a strategic equity stake in BlueBay at the company's Listing - will make a principal investment of US$50 million at launch, and will also arrange the leverage facilities for the Multi-Strategy Plus. BlueBay's management and employees will participate alongside Lehman; investing a further US$27 million of their own money in the fund at launch.

3. Outlook

In the two months to 28 February 2007, we experienced further net subscriptions of US$486 million into our products. Over the same period our total AuM grew by US$634 million to US$10.2 billion. Subject to investment performance and market conditions, we expect that the pace of net inflows we have experienced for the first eight months of the financial year will be maintained through to the end of the financial year.

We remain confident in the opportunities offered by the diversified fixed income credit platform that has been built up at BlueBay.

Hugh Willis

Chief Executive Officer

Nick Williams

Chief Financial Officer

Group Income Statement

	Note	Six months ended 31 December 2006 £000's (unaudited)	Six months ended 31 December 2005 £000's (unaudited)	Year to 30 June 2006 £000's
Revenue	2	56,602	34,086	75,958
Other operating income		154	353	1,035
Other operating expenses		(321)	-	-
Administrative expenses	3	(28,126)	(19,499)	(46,706)
Operating profit		28,309	14,940	30,287
Finance income		937	376	816
Finance expense		-	-	(41)
Profit on ordinary activities before taxation		29,246	15,316	31,062
Taxation	4	(9,256)	(4,646)	(9,443)
Profit for the year attributable to ordinary equity shareholders		19,990	10,670	21,619
Memo				
Dividends paid in the period	5	14,398	7,800	13,800
Earnings per share				
Basic	6	£0.17	£0.09	£0.18
Diluted	6	£0.10	£0.09	£0.16

Group Balance Sheet

	Note	At 31 December 2006	At 31 December 2005	At 30 June 2006

	Note	£000's (unaudited)	£000's (unaudited)	£000's
Assets				
Non-current assets				
Property, plant and equipment	7	2,524	2,494	2,838
Intangible assets	8	1,661	1,196	1,525
Financial assets		3,583	-	3,439
Deferred tax asset	11	10,524	358	631
Non-currentreceivables		715	1,158	1,218
Total non-current assets		19,007	5,206	9,651
Current assets				
Trade and other receivables	9	45,328	28,349	31,130
Derivative financial instruments		-	-	246
Financial assets		245	-	235
Cash and cash		39,088	11,512	25,215
Total current assets		84,661	39,861	56,826
Total assets		103,668	45,067	66,477
Liabilities				
Non-current liabilities				
Deferred tax liability		117	117	117
Trade and other payables	10	5,032	-	1,347
Liability for share based payments		-	-	12,018
Total non-current liabilities		5,149	117	13,482
Current liabilities				
Trade and other payables	10	29,888	18,643	19,084
Current tax liabilities		59	2,750	5,334
Derivative financial instruments		-	166	-
Total current liabilities		29,947	21,559	24,418
Total liabilities		35,096	21,676	37,900
Shareholders' equity				
Share capital	12	190	12	12
Share premium		31,538	15,587	15,587
Own shares	15	(1,114)	-	-
Retained earnings		18,118	7,584	12,531
Other reserves		19,840	208	447
Total shareholders' equity		68,572	23,391	28,577
Total liabilities and shareholders'equity		103,668	45,067	66,477

Group Statement of Changes in Shareholders' Equity

Unaudited	Share Capital £000's	Share Premium £000's	Own Shares £000's	Retained Earnings £000's	Other Reserves £000's	Tot £00(
Balance at 1 July 2006	12	15,587	-	12,531	447	28,5
Net income/(expense) recognised directly in equity:						
- Currency translation adjustments	-	-	-	(5)	-	(
- Share based payments	-	-	-	-	446	4
- Deferred tax on share based payments	-	-	-	-	9,843	9,8
- Deferred income tax	-	-	-	-	9,104	9,1
Profit for the period	-	-	-	19,990	-	19,9
Dividends	-	-	-	(14,398)	-	(14,39
Reclassification of debt as equity	50	11,968	-	-	-	12,0
Exercise of share options	20	5,216	-	-	-	5,2
Bonus Issue (Note 12)	108	(108)	-	-	-	
IPO costs (Note 3)	-	(1,125)	-	-	-	(1,12
Purchase of own shares by Employee Benefit Trust	-	-	(214)	-	-	(21
Purchase of own shares for Share Incentive Plan	-	-	(900)	-	-	(90
Balance 31 December 2006	190	31,538	(1,114)	18,118	19,840	68,5

Group Statement of Changes in Shareholders' Equity

Unaudited	Share Capital £000's	Share Premuim £000's	Retained Earnings £000's	Other Reserves £000's
Balance at 1 July 2005	12	15,587	4,714	-
Net income/(expense) recognised directly in equity:				
- Share based payments	-	-	-	40
- Deferred tax on share based payments	-	-	-	168
Profit for the period	-	-	10,670	-
Dividends	-	-	(7,800)	-
Balance 31 December 2005	12	15,587	7,584	208

	Share Capital £000's	Share Premium £000's	Retained Earnings £000's	Other Reserves £000's
Balance at 1 July 2005	12	15,587	4,714	-
Net income/(expense) recognised directly in equity:				
- Currency translation adjustments	-	-	(2)	-
- Share based payments	-	-	-	81
- Deferred tax on share based payments	-	-	-	366
Profit for the year	-	-	21,619	-
Dividends	-	-	(13,800)	-
Balance 30 June 2006	12	15,587	12,531	447

Group Cash Flow Statement

	Note	Six months ended 31 December 2006 £000's (unaudited)	Six months ended 31 December 2005 £000's (unaudited)	Yea 30 Jur 20(£000'
Cash flows from operating activities				
Cash generated from operations	13	31,495	12,063	26,54[illegible]
Income taxes paid		(5,440)	(5,541)	(7,830)
		26,055	6,522	18,71[illegible]
Cash flows from investing activities				
Purchase of property, plant and equipment		(515)	(1,742)	(2,476)
Purchase of intangible assets		(267)	(688)	(1,000)
Purchase of non-current investments		-	-	(3,462)
		(782)	(2,430)	(6,938)
Cash flows from financing activities				
Cash received for cash settled share based payments		-	-	12,018
Proceeds from issue of ordinary shares		5,237	-	-
Purchase of own shares by Employee Benefit Trust		(214)	-	-
Purchase of own shares for Share Incentive Plan		(900)	-	-
IPO costs written off against share				

premium		(1,125)	-	-
Dividends paid	5	(14,398)	(7,800)	(13,800)
		(11,400)	(7,800)	(1,782)
Net increase /(decrease) in cash and cash equivalents		13,873	(3,708)	9,995
Cash and cash equivalents at beginning of year		25,215	15,220	15,220
Cash and cash equivalents at end of the year		39,088	11,512	25,215

The Group did not have any overdrafts repayable on demand at the end of each accounting period.

1. Basis of Preparation

This interim report is unaudited and does not constitute statutory financial statements within the meaning of Section 240 of the Companies Act 1985. The financial statements for the year to 30 June 2006, which were prepared in accordance with International Financial Reporting Standards ('IFRS') and upon which the auditors have signed an unmodified report, have been delivered to the Registrar of Companies.

The financial statements for the half year to 31 December 2006 have been prepared in accordance with IAS 34 'Interim Financial Reporting' and the Listing Rules of the Financial Services Authority. The accounting policies applied in these interim financial statements are consistent with those set out and applied in the Group's Annual Report for the year to 30 June 2006.

2. Segmental Reporting

The Group has one distinguishable business segment, that being the provision of investment management services. This is considered by management to be the Group's primary segment. The result of that business segment is therefore disclosed in these accounts in the primary statements on Pages 12 to 16.

Revenue can be broken down as follows:

	Six months ended 31 December 2006 £000's	Six months ended 31 Decemeber 2005 £000's	Year to 30 June 2006 £000's
Management fees	26,602	15,000	37,156

Performance fees	30,000	19,086	38,802
	56,602	34,086	75,958

3. Initial Public Offering (IPO) Costs

The Company was admitted to the London Stock Exchange on 22 November 2006. In accordance with the provisions of the Companies Act, costs totalling £1,125,000 were written off against the share premium account. Further costs of £1,091,000 were charged against the income statement.

4. Taxation

	Six months ended 31 December 2006 £000's	Six months ended 31 December 2005 £000's	Year to 30 June 2006 £000's
Current Tax			
UK corporation tax on profits for the period	9,247	4,696	9,375
Adjustments in respect of previous periods	-	-	126
Overseas	59	3	47
Total current tax	9,306	4,699	9,548
Deferred tax			
Origination and reversal of temporary differences	23	(22)	(42)
IFRS 2 share based payments credit	(73)	(31)	(63)
Total tax charge for the period	9,256	4,646	9,443

5. Dividends

	Six months ended 31 December 2006 £000's	Six months ended 31 December 2005 £000's	Year to 30 June 2006 £000's
Declared and paid in the period Equity dividends and ordinary shares			
1st Interim dividend £0.06 (2005: £0.03)	10,177	3,600	3,600
2nd Interim dividend £0.03 (2005: £0.01)	4,221	1,200	1,200
3rd Interim dividend nil (2005: £0.03)	-	3,000	3,000

4th Interim dividend (2005: nil)	-	-	6,000
Total	14,398	7,800	13,800

Dividends per share have been adjusted to reflect the changes in the Company's restructuring of its share capital, as described in Note 12.

Of the total dividends declared and paid of £14,398,100, £4,198,100 was paid on shares which are classified as own shares, as described in Note 15 (interim 2005: nil).

6. Earnings Per Share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders for the relevant period by the number of ordinary shares in existence less the weighted average number of own shares, after retrospectively taking into account the restructuring of the Company's share capital as described in Note 12.

Diluted earnings per share is calculated as for basic earnings per share with further adjustments to the weighted average number of ordinary shares to reflect the effects of all dilutive ordinary shares.

There are no differences between the profit for each financial period attributable to equity holders used in the basic and diluted earnings per share calculations.

Reconciliation of the figures used in calculating basic and diluted earnings per share:

	Six months ended 31 December 2006 £000's	Six months ended 31 December 2005 £000's	Year to 30 June 2006 £000's
Earnings attributable to equity holders of the Group	19,990	10,670	21,619
Basic weighted average number of shares	119,776,230	120,000,000	120,000,000
Effect of dilution	77,123,881	2,639	16,864,127
Diluted weighted average number of shares	196,900,111	120,002,639	136,864,127

The weighted average number of shares used for the calculation of earnings per share has retrospectively been adjusted to take account of the impact of the nine for one bonus issue of shares on 1 November 2006, the recognition of equity shares that were previously classified as a liability and the share split which took place on 22 November 2006.

7. Property, plant and equipment

In the six months to 31 December 2006, the Group acquired property, plant and equipment at a cost of £482,000 (interim 2005: £1,742,000) and made disposals at a net book value of £253,000 (interim 2005: £174,000).

At 30 June 2006, the Group had contractually committed to purchase property, plant and equipment with a value of £200,000. This contract was satisfied in the six months to 31 December 2006.

At 31 December 2006, the Group did not have any capital commitments with respect to property, plant and equipment (interim 2005: £nil).

8. Intangible assets

In the six months to 31 December 2006, the Group capitalised computer software development costs of £267,000 (interim 2005: £552,000). There were no disposals (interim 2005: £155,000).

9. Trade and other receivables

	31 December 2006 £000's	31 December 2005 £000's	30 June 2006 £000's
Amounts owed by related parties	41,630	26,394	28,601
Other trade receivables	2,784	1,277	386
Prepayments and accrued income	914	678	2,143
Total amounts falling due within one year	45,328	28,349	31,130

10. Trade and other payables

	31 December 2006 £000's	31 December 2005 £000's	30 June 2006 £000's
Amounts falling due within one year			
Trade payables	751	644	322
Amounts owed to related parties	166	19	154
Other tax and social security payable	363	376	318
Other creditors	2,911	1,483	4,249
Accruals	25,697	16,121	14,041
Total trade and other payables	29,888	18,643	19,084
Amounts falling due after more than one year			
Accruals	5,032	-	1,347

Amounts falling due after more than one year relate to costs accrued as part of the Group's deferred compensation plan. £1,347,000 of costs accrued at 30 June

2006, which were previously disclosed as current liabilities, have been reclassified as non-current liabilities to reflect the period in which they vest. Similarly, financial assets of £235,000 have been reclassified from non-current assets to current assets.

11. Deferred tax

Deferred tax assets

	Temporary Differences £000's	Total £000's
At 1 July 2006	631	631
Income statement credit	50	50
Credit taken to equity	9,843	9,843
At 31 December 2006	10,524	10,524

	Temporary Differences £000's	Total £000's
At 1 July 2005	137	137
Income statement credit	53	53
Credit taken to equity	168	168
At 31 December 2005	358	358

The deferred income tax credited to equity during the period is as follows:

	31 December 2006 £000's	31 December 2005 £000's	30 June 2006 £000's
Share option scheme	9,104	-	-

Deferred income tax assets are recognised on the tax deduction available to the Company through the exercise of share options in November 2006.

Deferred tax assets have been recognised where the tax deduction in the current period has exceeded the current forecast taxable profits. The recognition of the deferred tax asset is based on the probability that the Company will derive taxable profits in the future.

12. Share Capital

	31 December 2006 £000's
Authorised	
250,000,000 ordinary shares of £0.001 each	250
Called up, allotted and fully paid	
190,310,000 ordinary shares of £0.001 each	190

	31 December 2005 £000's
Authorised	
600,000 ordinary A class shares of £0.01 each	6
600,000 ordinary B class shares of £0.01 each	6
800,000 ordinary C class shares of £0.01 each	8
	20
Called up, allotted and fully paid	
600,000 ordinary A class shares of £0.01 each	6
600,000 ordinary B class shares of £0.01 each	6
	12

	30 June 2006 £000's
Authorised	
600,000 ordinary A class shares of £0.01 each	6
600,000 ordinary B class shares of £0.01 each	6
303,900 ordinary C class shares of £0.01 each	3
496,100 ordinary D class shares of £0.01 each	5
	20
Called up, allotted and fully paid	
600,000 ordinary A class shares of £0.01 each	6
600,000 ordinary B class shares of £0.01 each	6
	12

12. Share Capital (continued)

On 1 November 2006, written resolutions of the company were passed such that in advance of the Company's re-registration as a public limited company in

connection with the application for Admission to the Official List of the UK Listing Authority (the "Official List") and to trading on the London Stock Exchange, a bonus issue of shares was authorised to be made to the A, B and D class shareholders at a ratio of 9 new equivalent shares of 1 penny each for each A, B or D share held. Further, the capital of the C shares was increased from 1 penny each to 10 pence each.

On 1 November 2006 written resolutions were passed that the authorised A, B, C and D Shares would at a future date prior to Admission be split into ordinary shares of 0.1 pence each and subsequently consolidated into one class of ordinary shares of 0.1 pence each.

On 6 November 2006, amendments were made to the D Share Subscription Arrangements. As a result, the D Shares have been reclassified as equity in accordance with IAS 32.

On 17 November 2006, conditional dealings in the Ordinary shares (as unlisted securities) of the Company commenced on the London Stock Exchange.

On 22 November 2006, immediately prior to Admission, the written resolution passed on 1 November 2006 was invoked and each A, B, C and D Share was split into ordinary shares of 0.1 pence each and consolidated into one class of ordinary share of 0.1 pence each.

On 22 November 2006, Admission was effective and unconditional dealings in the Ordinary shares of the Company commenced. The authorised share capital at the time of Admission was 250,000,000 shares of 0.1 pence each. The issued share capital was 190,310,000 ordinary shares of 0.1 pence each. No new ordinary shares were issued prior to or at Admission.

13. Cash generated from operations

	Six months ended 31 December 2006 £000's	Six months ended 31 December 2005 £000's	Year to 30 June 2006 £000's
Continuing operations			
Operating profit for the period	28,309	14,940	30,287
Adjustments for:			
Investments at fair value	(154)	-	(211)
Share based payments	446	40	81
Finance income	868	329	816
Depreciation	522	436	665
Amortisation of intangibles	131	232	137
Loss on disposal of property, plant and equipment	253	-	174
Loss on disposal of intangible assets	-	-	155
	2,066	1,037	1,817
Changes in working capital:			
Increase in receivables	(13,443)	(15,363)	(18,292)
Increase in payables	14,563	11,449	12,733

Cash generated from operations	31,495	12,063	26,545

14. Contingent liabilities

Having made appropriate enquiries, directors are not aware of any contingent liabilities.

15. Own Shares

Own shares are held by employee trusts for the purposes of satisfying certain equity-based awards where shares have not vested unconditionally in employees of the Group. During the period, the number of own shares purchased by employee trusts was 1,050,000, at a cost of £1,114,000 (interim 2005: nil)

The Company also holds own shares through its arrangements with a number of employees who have subscribed for shares which have not vested unconditionally. Under the terms of each subscription, the shares are held in a nominee account on behalf of each employee until such shares are released under agreed forfeiture arrangements. The number of own shares held under such arrangements was 69,560,000 (interim 2005: nil).

END
IR OKCKBKBKBPND

REG-BlueBay Asset Man <BBAY.L> Application for Block Listing
20/03/2007

RNS Number:1901T
BlueBay Asset Management PLC
20 March 2007

BlueBay Asset Management plc

20 March 2007

BlueBay Asset Management plc - Block Listing of Shares

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 2,400,000 ordinary shares of 0.1p each in BlueBay Asset Management plc ("Ordinary Shares"). These Ordinary Shares are being admitted to trade on the London Stock Exchange and are to be admitted to the Official List upon allotment pursuant to the Company's obligations under the unapproved option scheme. Participants in that scheme have or will become entitled to these shares following exercise in the case of share options. These shares will rank equally with the existing issued Ordinary Shares.

This information is provided by RNS
The company news service from the London Stock Exchange

END
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